

Sharpening our focus

2025 Annual General Meeting Proxy Statement

2024 Annual Report



"At LYB, we continue to **sharpen our focus** to achieve lasting **value creation**."

Peter Vanacker
Chief Executive Officer

Dear shareholders,

2024 was a year of resilience and transformation for LYB. Last year, we sharpened our focus on creating sustainable value, successfully navigating a global down cycle amid prolonged volatile market conditions by executing our strategy. Our portfolio transformation continued in earnest, with key initiatives underway to strengthen and upgrade our core businesses. In addition, we continued building our Circular and Low Carbon Solutions (CLCS) business, while maintaining our culture of excellent customer service and best-in-class safety performance.

Thanks to our strong cash generation and disciplined capital allocation strategy, we have a robust, investment-grade balance sheet. 2024 was our 14th consecutive year of dividend growth, and we returned approximately $1.9 billion to shareholders through dividends and share repurchases, underscoring our commitment to returning value to shareholders. Despite the difficult business environment, we fully funded all capital expenditures and shareholder returns with cash from operations.

I am pleased to share with you select highlights from our achievements in 2024. Our efforts prime LYB for long-term success, as we continue to evolve our portfolio in line with our strategic direction.

Growing and upgrading the core

The first pillar of our long-term strategy is to grow and upgrade our core by investing in businesses where LYB holds a competitive advantage. This approach includes prioritizing growth around our advanced technologies and strengthening our presence in select geographies. In 2024, we focused on optimizing our portfolio, reallocating capital to higher-value opportunities and aligning our assets with our core. These actions enable us to pivot to high value opportunities and respond more effectively to changing market dynamics.

In May 2024, we completed the sale of our ethylene oxide and derivatives business in Texas, which allowed us to redirect working capital to support reinvestment in the core. We also launched a strategic review to evaluate some of our European olefins, polyolefins, intermediates and derivatives assets in the context of our long-term strategy.

We expanded our core polypropylene business by acquiring a 35 percent stake in National Petrochemical Industrial Company (NATPET), a propylene and polypropylene joint venture based in Saudi Arabia. NATPET leverages advanced LYB process technology and our global market positions, giving LYB access to advantaged feedstocks, high-growth regions and additional product marketing volumes.

We also continued to invest in our propylene oxide/tertiary butyl alcohol (PO/TBA) technology and business. In 2023, we brought our newest PO/TBA unit in Texas online and, on average, operated the asset in 2024 above our target operating rates. We believe our proprietary PO/TBA technology and assets will continue to position LYB to capture opportunities from demand growth.

In the first quarter of 2025, we exited the refining business. While winding down the business, we remained focused on safe and reliable operations, achieving strong safety results.

We continue to assess future options for the site to support our circularity and low carbon initiatives. Alternatives under consideration include building a second, commercial-scale chemical recycling unit with our proprietary *MoReTec* technology. Other options range from exploring the production of renewable and bio-based feedstocks, to supporting our growth in low-carbon feedstocks and products. As detailed below, we view the development and scalability of these options as central to our value-focused approach to capture lasting and sustainable growth.

Building a profitable CLCS business

The second pillar of our strategy is to build a profitable CLCS business by creating solutions to address demand for circular and low carbon products.

Our CLCS business is targeting one billion dollars of incremental EBITDA[1] from 2 million metric tons of annual volumes[2] by 2030. Despite the challenges in the chemical industry over the past year, we are making margin and volume progress toward our 2030 plan. Last year, LYB produced and marketed more than 200,000 metric tons of recycled and renewable-based polymers[2]. Since 2019, volumes of our recycled and renewable-based polymers have rapidly grown at a compound annual growth rate (CAGR) of 57 percent.

We continue to build this business through a disciplined, capital-efficient strategy that leverages our existing infrastructure and competitive advantages. These advantages include our leading technologies and valuable positions in growing markets with a global network of deep customer relationships. We are investing across the value chain to access advantaged circular and renewable feedstocks, process plastic waste, develop chemical recycling technologies, and produce and market recycled and renewable-based polymers.

Critical to our ambitions in the CLCS space is our proprietary *MoReTec* technology, a catalytic, chemical recycling process, which converts mixed plastic waste into raw materials to produce new polymers. This technology enhances our circular solutions portfolio and positions LYB for durable growth in a lower-carbon economy. In September 2024, we began construction of our first, commercial-scale *MoReTec* plant at our Wesseling, Germany site. Expected to start up in 2026, the unit is designed to recycle the amount of post-use plastics generated by 1.2 million German residents every year, and demonstrate the scalability of this technology.

LYB also took other steps to build out our CLCS business in 2024, including:

- Forming differential collaborations with global brand-owners and automakers;

- Acquiring mechanical recycling assets in Southern California;

- Making the final investment decision for the expansion of our Genox joint venture in China, which will more than double its mechanical recycling capacity;

- Starting up plastic waste sorting and recycling operations at our Source One Plastics joint venture's facility in Germany; and

- Acquiring solvent-based recycling assets in Germany for processing hard-to-recycle, flexible plastic waste materials.

In parallel to these efforts, we furthered our commitment to being a leader in value creation from low carbon products, delivering solutions that advance our customers' climate ambitions and reduce greenhouse gas (GHG) emissions from our global operations and value chain compared to fossil-based alternatives.

In 2024, we secured power purchase agreements (PPAs) with an aggregate generation capacity that will enable us to meet our goal of procuring at least 50 percent of our electricity from renewable sources by 2030[3]. Our approach to PPAs balances fixed and floating price structures to mitigate risks associated with energy price volatility and supply uncertainties. Additionally, this helps us improve operational resiliency and supports our value-creating sustainability ambitions tied to low carbon products and GHG-emission reduction.

Stepping up performance and culture

The third pillar of our strategy is to step up our performance and culture. Integral to this pillar are our LYB workforce competencies, which provide a framework for how we behave day to day and allow LYB to achieve our strategic goals and advance our culture. Across the enterprise, we see our culture transforming through initiatives like the Value Enhancement Program (VEP) and our focus on embedding equity and promoting inclusion.

VEP is a company-wide program that empowers employees to harness their expertise to identify opportunities for continuous value creation and implement solutions from the bottom up. These initiatives make LYB more nimble and competitive by fostering an inclusive culture of lasting improvement and collaboration. In 2024, VEP delivered a year-end run rate of more than $800 million of recurring, annual EBITDA improvement[1].

Other attributes of our culture, including our best-in-class safety practices, customer focus and ability to innovate, are essential strengths and will remain a top priority for us. We are also committed to championing our global workforce,

including attracting, retaining and developing our talent. In fact, 74 percent of our senior-leader openings were filled with internal talent in 2024, and our employee turnover rate decreased by about 3 percentage points since 2022.

In concert with our Board of Directors, our management takes an intentional approach to succession planning, including for members of our executive committee. In the last quarter of 2024, we announced that Agustin Izquierdo would succeed Michael McMurray as our Chief Financial Officer, effective March 2025. Agustin previously served as our Senior Vice President, Olefins & Polyolefins Americas & Refining, and I am confident he will provide strong leadership to our finance organization.

Looking ahead

Our 2024 achievements demonstrate our continuing commitment to durable, sustainable value creation and reflect the hard work of our global team. In recognition of our progress across the company's three strategic pillars, LYB received top marks from industry benchmarks in 2024. We ranked first among plastics producers in Bloomberg NEF's 2024 circular economy company rankings and retained our leading AA ESG rating by MSCI. These achievements further distinguish LYB as an industry leader in aligning sustainability with shareholder value.

Looking ahead, the Board of Directors and I are confident LYB is well positioned to deliver on our enterprise objectives and reward shareholders with generous returns. During 2025, we expect to unlock additional value by continuing to execute our strategy and strengthening our core businesses. We anticipate incremental growth of the CLCS business, additional profitability from VEP, and transformation of our Advanced Polymer Solutions business.

At LYB, we continue to sharpen our focus to achieve lasting value creation, and I look forward to updating you on our strategy and performance as the new year unfolds.

Peter Vanacker

---

1. See Appendix A of the 2025 Proxy Statement for information about our non-GAAP financial measures and discussion of the company's use of these measures, including CLCS incremental EBITDA and recurring annual EBITDA.
2. Production and marketing includes: (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.
3. Based on 2020 procured levels.

2024
highlights[1]

$1.4 B

Net Income

$2.1 B

Net Income
excluding
identified items



$4.15

Diluted EPS

$6.40

Diluted EPS
excluding
identified items



$3.5 B

EBITDA

$4.3 B

EBITDA
excluding
identified items



$3.8 B

Cash from
operating
activities

$1.9 B

Dividends and
share repurchases

1. Identified items include adjustments for lower of
   cost or market (LCM), gain on sale of business, asset
   write-downs in excess of $10 million in aggregate
   for the period and refinery exit costs.
2. Year-end run-rate is estimated based on 2017-2019
   mid-cycle margins and modest inflation relative to
   a 2021 baseline.

See Appendix A of the 2025 Proxy Statement for
information about our non-GAAP financial measures
and discussion of the Company's use of these measures
including EBITDA and EBITDA, diluted earnings per share,
and net income excluding identified items.

iv

Focused on shareholder returns

Our capital allocation strategy prioritizes the
return of capital through a strong and sustainable
dividend while investing in reliable operations
and disciplined growth supported by an
investment-grade balance sheet.



$1.9 B

returned to
shareholders

Dividend
USD per share



Approx. 5.8% CAGR

2020	$4.20
2021	$4.44
2022	$4.70 / $5.20
2023	$4.94
2024	$5.27

■ Regular dividend   ■ Special dividend

Value Enhancement Program

Targeting at least $1 B in recurring annual EBITDA[2] by year end 2025 through an
evergreen culture shift empowering employees to pursue value creation via select,
bottom-up iniatives.

$800+ MM

year-end recurring
annual EBITDA[2]



Circular and low carbon solutions growth

Strong volume growth in 2024 despite challenging environment

LYB recycled and renewable-based polymers¹
(thousand metric tons)



+57% CAGR

2019	2021	2023	2024
		123	203

1. Production and marketing includes: (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Pursuing sustainable growth with our *MoReTec* technology

In 2024, we began construction of our first, commercial-scale catalytic chemical recycling unit in Europe. Located at our Wesseling site in Germany, *MoReTec-1* is integral to our Cologne-area CLCS hub, together with upstream investments in waste sorting and our existing olefins and polyolefins assets. *MoReTec*–1, a first-of-its-kind, commercial-scale chemical recycling plant, will use our proprietary *MoReTec* technology to convert post-consumer plastic waste into circular feedstock for the production of new polymers. The circular feedstock is a replacement for fossil-based feedstock.

2. Feedstocks produced via the *MoReTec* process (pyrolysis oil and gas) displace fossil-based feedstocks in the olefins cracking process; the stated carbon footprint reduction is based on a comparison of Life Cycle Assessment (LCA) results for (i) pyrolysis oil and gas produced by the *MoReTec* technology, and (ii) fossil-based naphtha feedstock. LCA for pyrolysis oil and gas based on *MoReTec* pilot plant data. LCA for fossil-based naphtha includes carbon emissions associated with the production of fossil-based naphtha feedstock, plus incineration of the equivalent amount of mixed plastic waste required to produce pyrolysis oil and gas via the *MoReTec* process.
3. Yield depending on the quality of the waste plastic feedstock. We define yield as the percentage by weight of the waste plastic (with >85% polyolefin feed) fed to the process that is converted into liquid and gaseous products (pyrolysis oil and pyrolysis gas) that can be used to produce new polyolefins.



Acquired mechanical recycling assets in California



Acquired solvent-based recycling technologies and assets for low density polyethylene in Germany

50%
lower carbon footprint²

80%+
yield³



50 kt
annual capacity

v

Board of Directors



Jacques Aigrain
Chair of Board, Audit Committee, Finance Committee, Nominating and Governance Committee



Lincoln Benet
Finance Committee, Nominating and Governance Committee



Robin W. T. Buchanan
Health, Safety, Environmental & Sustainability Committee, Nominating and Governance Committee



Anthony R. Chase
Audit Committee, Compensation and Talent Development Committee



Robert W. Dudley
Health, Safety, Environmental & Sustainability Committee, Finance Committee



Claire S. Farley
Audit Committee, Nominating and Governance Committee



Rita Griffin
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Michael S. Hanley
Audit Committee, Finance Committee



Virginia A. Kamsky
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Bridget Karlin
Audit Committee, Finance Committee, Nominating and Governance Committee



Albert J. Manifold
Compensation and Talent Development Committee, Health, Safety, Environmental & Sustainability Committee



Peter Vanacker
Chief Executive Officer

Executive Committee

Effective as of March 1, 2025.



Peter Vanacker
Chief Executive Officer



Tracey Campbell
Executive Vice President, Sustainability and Corporate Affairs



Trisha Conley
Executive Vice President, People and Culture



Kimberly Foley
Executive Vice President, Global Olefins & Polyolefins (O&P) and Refining



Dale Friedrichs
Executive Vice President, Operational Excellence and HSE



Agustin Izquierdo
Executive Vice President and Chief Financial Officer



Jeffrey Kaplan
Executive Vice President and General Counsel



Aaron Ledet
Executive Vice President, Intermediates and Derivatives (I&D) and Supply Chain



Torkel Rhenman
Executive Vice President, Advanced Polymer Solutions



James Seward
Executive Vice President and Chief Innovation Officer



Yvonne van der Laan
Executive Vice President, Circular and Low Carbon Solutions

Note: Committee assignments in magenta denote chairperson.



2025

Annual General Meeting of Shareholders Proxy Statement

Chair Letter

April 11, 2025

Dear fellow shareholders,

On behalf of the Board of Directors of LyondellBasell Industries N.V. ("LYB" or the "Company"), I am pleased to present our 2025 proxy statement.

SHARPENING OUR FOCUS

In 2024, we made significant strides on our transformation journey despite challenging market conditions. Our strategy helped sharpen our focus and guide LYB through volatile market cycles, balancing short-term priorities with long-term value creation. We generated $3.8 billion in cash from operating activities and returned $1.9 billion to our shareholders through dividends and share repurchases, marking our fourteenth consecutive year of annual dividend growth.

GROWING AND UPGRADING THE CORE

We continue to focus on investing in and developing our core businesses and competitively advantaged technologies that offer high returns and build on our strengths. Our cost discipline and strategic approach to portfolio management allowed us to monetize divestitures, free up working capital, and reduce capital expenditures to support reinvestment in our core businesses. Last year, we closed the divestiture of our ethylene oxide and derivatives business, completed the acquisition of our new propylene and polypropylene joint venture in Saudi Arabia, and launched a strategic review of our European assets.

INVESTING IN TOMORROW

We continue to pursue our climate and circularity ambitions. In 2024, we secured power purchase agreements (PPAs) with an aggregate generation capacity that will enable us to meet our 2030 goal of procuring at least 50 percent of our electricity from renewable sources, based on 2020 procured levels. We also made significant progress on our goal to build a profitable Circular and Low Carbon Solutions (CLCS) business. In 2024, we acquired mechanical recycling assets in Southern California, formed a plastics recycling joint venture in Southern China, and celebrated the important milestone of laying the foundation for our first catalytic chemical recycling plant in Wesseling, Germany.

CHAMPIONING PEOPLE

All our achievements reflect the hard work of our employees, who are at the heart of everything we do. We remain committed to GoalZERO, our company-wide safety culture that aims to achieve zero injuries, zero incidents, and zero accidents across all operations. In 2024, we maintained our track record of strong safety performance, with a total recordable incident rate of 0.127 and a process safety incident rate of 0.021. Seventy of our manufacturing sites achieved GoalZero, and seventy-two manufacturing sites were injury-free. We also advanced our employee engagement efforts through our eight global employee networks, including two new networks, Sustainability and Veterans, added in 2024.

BOARD AND LEADERSHIP

In May 2024, we welcomed Bridget Karlin to our Board, bringing extensive experience in enterprise-wide digital technology to our Board. In November 2024, we announced the promotion of Agustin Izquierdo to CFO effective March 2025, succeeding Michael McMurray. We are grateful for Michael's significant contributions to LYB over the past five years.

SHAREHOLDER VOTING

Our Board, which I am proud to chair, continues to serve LYB and our shareholders through strong oversight, strategic guidance, and commitment to our values. Your vote is important, and we encourage you to read the attached proxy statement and cast your vote as soon as possible to ensure your shares are represented at the meeting. Thank you for your investment in LYB.

JACQUES AIGRAIN

Chair of the Board

$3.8B

CASH FROM
OPERATING
ACTIVITIES

$1.9B

RETURNED TO
SHAREHOLDERS

About LyondellBasell

We are LyondellBasell – a leader in the global chemical industry creating solutions for everyday sustainable living. Through advanced technology and focused investments, we are enabling a circular and low carbon economy.

Across all we do, we aim to unlock value for our customers, investors and society. As one of the world's largest producers of polymers and a leader in polyolefin technologies, we develop, manufacture and market high-quality and innovative products for applications ranging from sustainable transportation and food safety to clean water and quality healthcare.

Our Purpose

Creating solutions for everyday sustainable living

Our Values

Our values provide grounding in behaviors that ensure our team is achieving company objectives through a shared, unifying culture of commitment and purpose.

We champion people
We put people at the heart of everything we do by fostering a positive culture, adopting a customer-centric lens, and being safety-minded.

We strive for excellence
We relentlessly raise the bar by feeling empowered to take ownership, promoting collaborative ways of working, and being passionate about our impact on the world.

We shape the future
We remain on the cutting-edge by initiating environmentally conscious decisions, spurring creative solutions, and cultivating a pioneering mindset.

Our Commitments

We're committed to delivering unique products and services in the following ways:

Sustainability-focused innovation
We redefine our industry by developing circular and low carbon products and technologies at scale and championing chemistry as a sustainable solution for our planet.

Outside-in perspective
We develop a deep understanding of emerging trends, end-markets, and consumer needs to stay one step ahead, create meaningful value, and lead our customers forward.

Ever-better performance
As an inventor and leader in chemistry, we apply our combined expertise to elevate our performance and develop extraordinary, high-quality products.

Impactful collaboration
We foster relationships across the entire value chain to successfully solve global challenges, create better outcomes, and amplify our impact on the communities we serve.

2024 Company Snapshot

100+	**20**	**~6,200**	**~20,300**
countries where our products are sold	countries with manufacturing sites and joint ventures	patents and patent applications worldwide	employees globally
#1	**#1**	**#2**	**#2**
largest producer of polyethylene (PE) and polypropylene (PP) in Europe	largest producer of oxyfuels worldwide	largest producer of PP worldwide	largest producer of propylene oxide (PO) worldwide

Notice of and Agenda for 2025 Annual General Meeting of Shareholders

MEETING INFORMATION

FRIDAY, MAY 23, 2025
8:00 a.m. Local Time

HILTON HOTEL
Schiphol Airport, Schiphol Blvd. 701
1118 BN Schiphol, the Netherlands

ITEMS OF BUSINESS

1. Elect our Board of Directors;
2. Discharge our directors from liability in connection with the exercise of their duties during 2024;
3. Adopt our 2024 Dutch statutory annual accounts;
4. Appoint the external auditor for our 2025 Dutch statutory annual accounts;
5. Ratify the appointment of our independent registered public accounting firm;
6. Provide an advisory vote on our executive compensation (say-on-pay);
7. Authorize the repurchase of up to 10% of our issued share capital; and
8. Approve the cancellation of all or a portion of the shares held in our treasury account.

We will also discuss our corporate governance, dividend policy, and executive compensation program.

By order of the Board,

Charity R. Kohl

CHARITY R. KOHL
Corporate Secretary
April 11, 2025

HOW TO VOTE

Your vote is important. You are eligible to vote if you are a shareholder of record at the close of business on April 25, 2025.


ONLINE
Visit the website
on your proxy card


BY MOBILE DEVICE
Scan this QR code to vote
with your mobile device


BY PHONE
Call the telephone number
on your proxy card


BY MAIL
Sign, date and return
your proxy card in the
enclosed envelope


IN PERSON
Attend the annual meeting
in person. See page 88

If you are a registered shareholder, you may vote online at www.proxyvote.com, by telephone, or by mailing a proxy card. If you hold your shares through a bank, broker, or other institution, you may vote your shares through the method specified on the voting instruction form provided to you. You may also attend the annual general meeting in person. If you intend to attend the meeting, notice must be given to the Company on or before May 16, 2025. See page 88 for more information.

Important Notice Regarding Availability of Proxy Materials for the 2025 Annual General Meeting

This proxy statement and our 2024 annual report to shareholders are available on our website at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports." This proxy statement is first being mailed and delivered electronically to shareholders on or about April 11, 2025. If you wish to receive future proxy statements and annual reports electronically rather than receiving paper copies in the mail, please see page 89 for instructions. This approach can provide information to you more conveniently, while reducing the environmental impact of our annual general meeting and helping to reduce our distribution costs.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The statements in this proxy statement relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management of LYB which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. When used in this proxy statement, the words "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Actual results could differ materially based on factors including, but not limited to, our ability to attract and retain a highly skilled workforce; actions taken by customers, suppliers, regulators, and others in response to increasing concerns about the environmental impact of plastic in the environment or other general sustainability initiatives; our ability to meet our sustainability goals, including the ability to operate safely, increase production of recycled and renewable-based polymers to meet our targets and forecasts, and reduce our emissions and achieve net zero emissions by the time set in our goals; our ability to procure energy from renewable sources; our ability to build a profitable Circular and Low Carbon Solutions business; our ability to successfully implement initiatives identified pursuant to our Value Enhancement Program and generate anticipated earnings; water scarcity and quality; the pace of climate change and legal or regulatory responses thereto; technological developments, and our ability to develop new products and process technologies; benefits and synergies of any proposed transactions; receipt of required regulatory approvals and the satisfaction of closing conditions for our proposed transactions; and final investment decision and the construction and operation of any proposed facilities described. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" sections of our Form 10-K for the year ended December 31, 2024, which can be found at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports," and on the Securities and Exchange Commission's website at *www.sec.gov*. There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition. Forward-looking statements speak only as of the date they were made and are based on the estimates and opinions of management of LYB at the time the statements are made. LYB does not assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law.

References to our website in this proxy statement are provided as a convenience, and the information on our website is not, and shall not be deemed to be a part of this proxy statement or incorporated into any other filings we make with the Securities and Exchange Commission.

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. The summary does not include all of the information you should consider before voting your shares, and we encourage you to read the full proxy statement carefully.

Annual General Meeting

Date and Time
Friday, May 23, 2025,
8:00 a.m. Local Time

Place
Hilton Hotel, Schiphol Airport
Schiphol Blvd. 701
1118 BN Schiphol, the Netherlands

Record Date
Friday, April 25, 2025

Agenda and Voting Recommendations

Item		Board Recommendation	Page
1	Election of 12 directors	✅ **FOR** all nominees	8
2	Discharge of directors from liability	✅ **FOR**	37
3	Adoption of Dutch statutory annual accounts	✅ **FOR**	37
4	Appointment of auditor of Dutch statutory annual accounts	✅ **FOR**	38
5	Ratification of independent registered public accounting firm	✅ **FOR**	38
6	Advisory vote on executive compensation (say-on-pay)	✅ **FOR**	41
7	Authorization to conduct share repurchases	✅ **FOR**	80
8	Cancellation of shares	✅ **FOR**	81

Corporate Governance Highlights

✅ **Annual election of directors**

✅ **Independent Board** (11 of 12 director nominees)

✅ **Independent Board Chair and Committees** (100% of directors on each Board Committee are independent)

✅ **Executive sessions** at each regularly scheduled Board and Committee meeting

✅ **Annual self-assessments** for the Board and each Committee, including individual assessments for the Chair and directors

✅ **Board refreshment** supported by mandatory retirement age and annual Board self-assessments

✅ **Board diversity** (4 female director nominees and 2 ethnically/racially diverse director nominees)

✅ **Shareholder rights and engagement** (one class of voting stock, no poison pill, ongoing shareholder engagement)

✅ **Code of Conduct,** most recently revised in February 2025, supported by whistleblower helpline and robust compliance program

✅ **Board oversight** of strategy, risk management, capital allocation, cybersecurity, human capital management and sustainability

✅ **Regular succession planning** for directors and executive management with focus on talent development

✅ **High director attendance** and engagement, with average meeting attendance of 96% in 2024

✅ **Policies prohibiting insider trading** for directors, executives, employees and LYB

✅ **Stock ownership guidelines** for directors and executives and policy against hedging and pledging LYB shares

2025 Director Nominees

All Committee memberships shown in the table below are effective as of March 1, 2025. For more information about our 2024 Committee membership, see "Board and Committee Information" on page 29.

Nominee	Age	Years of Service	Independent	Committee Memberships					Other Public Boards
				Audit	C&TD	NomGov	HSE&S	Finance	
Jacques Aigrain	70	14	**YES**	●		●		●	2
Lincoln Benet	61	10	**YES**			●		🧑	1
Robin Buchanan	73	14	**YES**			●	●		0
Anthony Chase	70	4	**YES**	●	●				3
Robert Dudley	69	4	**YES**				●	●	2
Claire Farley	66	11	**YES**	●		🧑			2
Rita Griffin	62	2	**YES**			●	🧑		0
Michael Hanley	59	7	**YES**	🧑				●	0
Virginia Kamsky	71	3	**YES**			●	●		0
Bridget Karlin	68	1	**YES**	●		●		●	1
Albert Manifold	62	6	**YES**		🧑		●		0
Peter Vanacker	59	3	CEO						1

 🧑 Chair   ● Member



Tenure
6.6 years
Average tenure
- 0 to 4: 6
- 5 to 8: 2
- More than 8: 4

Age
65.8 years
Average age
- 50's: 2
- 60's: 6
- 70's: 4

Independence
11/12
Independent Directors

Attendance
96%
Meeting Attendance



Demographic Summary

50% Gender or Ethnically/Racially Diverse Nominees

4/12
Women **33%**

2/12
Ethnically/Racially Diverse **17%**

7/12
Non-U.S. or Dual Citizen **58%**



2 women
SERVING AS COMMITTEE CHAIRS

2024 Performance Overview

In 2024, LYB faced challenging market conditions head on, executing our strategy with discipline and focusing on shareholder returns and dividend growth. Despite the headwinds, our pursuit of operational and commercial excellence helped us meet customer needs and generate solid returns while positioning the Company for durable and sustainable growth. We remain committed to a disciplined approach to capital allocation while advancing long-term strategies that accelerate sustainable growth and deliver shareholder returns.

$1.4 B	$4.3 B	$1.9 B
Net Income	EBITDA ex. Identified Items*	Returned To Shareholders

* See Appendix A for information about our non-GAAP financial measures and a reconciliation of net income to EBITDA, including and excluding identified items. Identified items include adjustments for "lower of cost or market" (LCM), gain on sale of business, asset write-downs in excess of $10 million in aggregate for the period and refinery exit costs.

STRATEGY	Executed strategies to grow and upgrade our core and build a profitable CLCS business	**STRONG BALANCE SHEET**	Maintained a strong, investment-grade balance sheet and ample liquidity
SAFETY	Achieved GoalZERO at 70 of our manufacturing sites, and 72 manufacturing sites were injury-free	**SHAREHOLDER RETURNS**	Delivered 14th consecutive year of regular dividend growth
COST DISCIPLINE	Remained committed to balanced and disciplined capital allocation to enhance value and growth	**SUSTAINABILITY**	Invested in projects to reduce emissions, secure renewable electricity, and reduce plastic waste

2024 Executive Compensation Highlights

We are committed to a pay for performance philosophy, and our compensation programs align executive and shareholder interests by tying a significant amount of compensation to our financial, business, and strategic goals. Our Compensation and Talent Development ("C&TD") Committee continually monitors compensation best practices, the effectiveness of our compensation programs, and their alignment with our compensation philosophy. In 2024, challenging market conditions negatively impacted EBITDA, offset by our strong performance on the safety, sustainability, and value creation metrics, resulting in annual bonuses paying slightly above target. Our performance share units ("PSUs") granted in 2022 under our long-term incentive program, with a three-year performance period ended December 31, 2024, earned 79% of target, reflecting the fact that our total shareholder return ("TSR") was negative but fell in the upper half of selected peers and our free cash flow ("FCF") per share fell below the target set by our C&TD Committee due to the challenging market environment in 2024. For more information on our annual bonus performance metrics, see "2024 Executive Compensation Decisions in Detail" on page 50.



2024 Annual Bonus Payout

Business Results		Safety Performance		Sustainability		Value Creation		
60%	+	20%	+	10%	+	10%	=	**Overall Payout**
EBITDA Performance against Adjusted EBITDA Budget		**TRIR (50%)** Injury Rate **PSIR (50%)** Process Safety Incident Rate		**Milestones** - PPA execution - Energy efficiency - Produce and market recycled/renewable-based polymers		**Milestones** Achievement of incremental EBITDA targets		
Result: 62% Payout		**Result:** 153% Payout		**Result:** 163% Payout		**Result:** 200% Payout		**104%**

Item 1
Election of Directors

☑ **The Board recommends that you vote FOR the election of each of the nominees to our Board of Directors.**

The Board of Directors of LYB recommends that each of the twelve director nominees introduced below be elected to our Board, in each case for a term ending at our 2026 annual general meeting of shareholders. All of the nominees are current directors elected by shareholders at the 2024 annual general meeting.

Our Board

Our goal is to have a Board that provides effective oversight of the Company through the appropriate balance of experience, expertise, skills, competencies, specialized knowledge, and other qualifications and attributes. Director candidates also must be willing and able to devote the time and attention necessary to engage in relevant, informed discussion and decision-making. Our Nominating and Governance Committee focuses on Board succession planning and refreshment and is responsible for recruiting and recommending nominees to the full Board for election. The Committee considers the qualifications, contributions, and outside commitments of each current director, as well as the results of annual Board self-assessments and management assessments, in determining whether he or she should be nominated for reelection. Many of our directors serve on the boards and board committees of other companies, and the Committee believes this service provides additional experience and knowledge that improve the functioning of our own Board. Our Board Profile, which is available on our website, provides general principles for the composition, expertise, background, diversity and independence of the Board and guides our Nominating and Governance Committee on the nomination and appointment of directors.

Director Nominees' Independence, Tenure, and Experience

Our director nominees provide the Board with a broad range of perspectives across various attributes, including the qualifications and skills identified below, as well as gender, race, ethnicity, nationality, age, and tenure profiles. Each of the eleven non-executive directors nominated to our Board is independent. In accordance with goals we set as required under Dutch law, we continue to have at least 33% of the seats on our Board held by women and at least 33% by men.

This section provides information on our director nominees for the 2025 annual general meeting. For more information about our current Board as of the date of this proxy statement, see "Board and Committee Information" on page 29.

Independence



Demographic Summary



Age
65.8 years average age



Tenure
6.6 years average tenure



DIRECTOR EXPERIENCE AND EXPERTISE	Aigrain	Benet	Buchanan	Chase	Dudley	Farley	Griffin	Hanley	Kamsky	Karlin	Manifold	Vanacker
INDUSTRY EXPERIENCE Experience with and understanding of the chemicals and refining industries	●		●		●		●		●			●
HSE EXPERIENCE Experience with social responsibility issues related to health, safety, and the environment					●		●	●	●	●	●	●
CORPORATE STRATEGY Corporate strategy and strategic planning experience	●	●	●	●	●	●	●	●	●	●	●	●
MERGERS & ACQUISITIONS Experience with mergers, acquisitions, and other strategic transactions	●	●	●	●	●	●	●	●	●	●	●	●
CORPORATE FINANCE Financial expertise and experience with corporate finance	●	●	●	●		●	●	●	●	●	●	●
EXECUTIVE MANAGEMENT/CEO EXPERIENCE Executive management experience with large or international organizations	●	●	●	●	●	●	●	●	●	●	●	●
CORPORATE GOVERNANCE Knowledge of corporate governance issues applicable to companies listed on the NYSE	●	●	●	●	●	●	●	●	●	●	●	●
RISK MANAGEMENT Experience identifying, managing, and mitigating key enterprise risks	●	●	●	●	●	●	●	●	●	●	●	●
PUBLIC COMPANY DIRECTOR Service on the boards of other public companies	●	●	●	●	●	●	●	●	●	●	●	●
HUMAN CAPITAL MANAGEMENT Experience and expertise related to human resources, talent, and culture		●	●	●	●	●	●	●	●	●	●	●
INFORMATION SYSTEMS AND SECURITY Experience with cybersecurity systems and processes that protect the storage of information									●	●		●
TECHNOLOGY AND INNOVATION Experience with technology-related business or emerging technology trends		●		●	●			●	●	●		●
PUBLIC POLICY AND COMPLIANCE Government relations, legal, regulatory compliance and/or public policy experience		●		●	●			●	●	●		●
DEMOGRAPHICS												
African American or Black				●								
Alaskan Native or American Indian												
Asian												
Caucasian or White	●		●		●	●	●	●	●	●	●	●
Hispanic or Latino		●										
Native Hawaiian or Pacific Islander												
Gender/Identity												
Male	●	●	●	●	●			●			●	●
Female						●	●		●	●		
LGBTQ+		●										

Director Nominations

The Board is responsible for nominating candidates for Board membership, and our Nominating and Governance Committee is responsible for recommending director candidates to the Board. Potential candidates may also be recommended to the Nominating and Governance Committee for consideration by other directors, management, and our shareholders. From time to time, the Committee works with outside search firms to assist with identifying and evaluating director candidates.

A shareholder who wishes to recommend a director candidate should submit a written recommendation to our Corporate Secretary by email or regular mail. The recommendation must include the name of the nominated individual, relevant biographical information, and the individual's consent to be nominated and to serve if elected. The Corporate Secretary may request additional information to assist the Nominating and Governance Committee in its evaluation. Our Nominating and Governance Committee uses the same process to evaluate shareholder nominees as it does in evaluating nominees identified by other sources. For our 2026 annual general meeting of shareholders, recommendations must be received by December 9, 2025 to be considered.



BY EMAIL
send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

2025 Nominees to the Board

On the recommendation of the Nominating and Governance Committee, the Board has nominated each of the twelve directors elected by shareholders at our 2024 annual general meeting. In evaluating these nominees, the Nominating and Governance Committee considered the results of the 2024 Board evaluation conducted by an independent outside consultant, as well as each nominee's background and skill set. These twelve individuals have a diverse array of expertise, experience, and leadership skills that support the Company's strategy. Each nominee has consented to serve as a director if elected. We introduce our twelve nominees below.



Jacques Aigrain, 70

French-Swiss

Non-Executive Director since 2011;
Chair since 2018

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Mr. Aigrain is our Chair of the Board and a retired Senior Advisor and Partner of Warburg Pincus, a global private equity firm. Prior to joining Warburg Pincus in 2013, Mr. Aigrain spent nine years at SwissRe AG, a publicly traded insurance company, including as Chief Executive Officer, and 20 years in global leadership roles at J.P. Morgan in New York, London and Paris. He also has many years of experience as a director of public and multinational organizations, including The London Stock Exchange Group plc, WPP plc, a multinational advertising and public relations company, and currently, Clearwater Analytics Holdings Inc., a maker of financial software products. He also currently serves as chair of the board of TradeWeb Markets Inc., an international financial services company. He holds a doctorate in economics from Université Paris-Sorbonne and a master's in economics from Université Paris Dauphine – PSL. Mr. Aigrain's more than 30 years of financial services and management background, including extensive executive and board experience, provide him with expertise in strategy development and implementation, mergers and acquisitions, finance, and capital markets. Additionally, he brings substantial knowledge of board and governance matters to the Board.

Skills And Qualifications

- Industry Experience
- Corporate Strategy
- Mergers & Acquisitions
- Capital Markets
- Corporate Finance
- CEO Experience
- Corporate Governance
- Risk Management
- Public Company Director
- International Operations

Other Current Public Directorships

- Clearwater Analytics Holdings Inc. (since 2021)
- TradeWeb Markets Inc. (since 2022)

Former Public Directorships

- The London Stock Exchange Group plc (2013-2022)
- WPP plc (2013-2022)

Lincoln Benet, 61

American-British

Non-Executive Director since 2015

Committees
- Nominating and Governance Committee
- Finance Committee (Chair)

Biography

Mr. Benet has served as Chief Executive Officer of Access Industries, a privately held industrial group with world-wide holdings, since 2006. Prior to joining Access, he spent 17 years at Morgan Stanley, including as Managing Director. Mr. Benet also has experience serving on the boards of several privately held and publicly traded companies, including those in the investment, music and publishing, oil and gas pipes and tubing, cement, sports media, and petrochemicals industries. As a result of this background, he brings to our Board a working knowledge of global markets, mergers and acquisitions, executive management, strategic planning, and corporate strategy, as well as extensive experience with international finance and corporate finance matters, including treasury, insurance, and tax. Mr. Benet received his M.B.A. from Harvard Business School and his B.A. in Economics from Yale University. Mr. Benet possesses significant experience advising and managing publicly traded and privately held enterprises and brings substantial knowledge of corporate finance and strategic business planning activities to the Board.

Skills And Qualifications

- Corporate Strategy
- Mergers & Acquisitions
- International Operations
- Human Capital Management
- Corporate Governance
- Corporate Finance
- Risk Management
- Technology & Innovation
- Capital Markets
- CEO Experience
- Public Company Director
- Public Policy & Compliance

Other Current Public Directorships

- Warner Music Group Corp. (since 2011; public since 2020)



Robin Buchanan, 73

British

Non-Executive Director since 2011

INDEPENDENT

Committees
- HSE&S Committee
- Nominating and Governance Committee

Biography

Mr. Buchanan has previously served as Dean and President of London Business School, the Chairman of PageGroup plc, a global specialist recruitment company, a director of Schroders plc, a global asset management firm, a director of Cicap Ltd, a global private equity firm, and a director of Bain & Company Inc., a global business consulting firm. Prior to that, he served as the Managing Partner of Bain in the UK and Senior Partner for the UK and South Africa. Until August 2023, Mr. Buchanan also served as an advisor to Access Industries and Non-Executive Chairman of its Advisory Board. Mr. Buchanan's experience as a board member of publicly traded, private, and charitable companies, Dean of a leading Business School, and long tenure with Bain provide him with deep experience in strategy, leadership, board effectiveness, business development, and acquisitions across most industry sectors, including considerable involvement with chemicals and energy in Europe. He also brings a wealth of experience in board and governance matters, particularly as related to multi-national companies. Mr. Buchanan is a Chartered Accountant and a published author on strategy, acquisitions, leadership, board effectiveness, corporate governance, and compensation. Mr. Buchanan received his FCA from the Institute of Chartered Accountants in England & Wales and his M.B.A. with High Distinction from Harvard Business School.

Skills And Qualifications

- Industry Experience
- Corporate Strategy
- Mergers & Acquisitions
- Corporate Finance
- International Operations
- Leadership Development
- Executive Management
- Risk Management
- Public Company Director
- Human Capital Management
- Corporate Governance
- Corporate Accounting

Former Public Directorships

- Schroders plc (2010-2019)



Anthony Chase, 70

American

Non-Executive Director since 2021

INDEPENDENT

Committees
- Audit Committee
- C&TD Committee

Biography

Mr. Chase is the Chairman and Chief Executive Officer of ChaseSource, L.P., a staffing, facilities management, and real estate development firm founded by him in 2006 and recognized as one of the nation's largest minority-owned businesses by Black Enterprise Magazine. Prior to ChaseSource, Mr. Chase founded and sold three successful ventures: Chase Radio Partners, Cricket Wireless and ChaseCom. He is also a principal owner of the Marriott Hotel at George Bush Intercontinental Airport in Houston and the Principle Toyota dealership in greater Memphis. He currently serves as a director of Cullen/Frost Bankers, Inc., a financial holding company, Nabors Industries, an operator of drilling rig fleets and provider of offshore platform rigs, and National Energy Services Reunited Corp, an oilfield service provider. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center, a member of the Council on Foreign Relations, and serves on the board of numerous Houston-based non-profits including the Houston Endowment, the Greater Houston Partnership, the Greater Houston Community Foundation, the M.D. Anderson Board of Visitors, and the Texas Medical Center. He previously served as Deputy Chairman of the Federal Reserve Bank of Dallas. Mr. Chase is an honors graduate of Harvard College, Harvard Law School and Harvard Business School. He has received many awards, including the American Jewish Committee's 2016 Human Relations Award, Houston Technology Center's 2015 Entrepreneur of the Year, NAACP 2013 Mickey Leland Humanitarian Award, GHP 2013 Bob Onstead Leadership Award, the 2012 Whitney M. Young Jr. Service Award, Ernst & Young's Entrepreneur of the Year Award, Bank of America's Pinnacle Award and UH Law Center's Baker Faculty Award.

Skills And Qualifications

- CEO Experience
- Risk Management
- Mergers & Acquisitions
- Public Policy & Compliance
- HSE Experience
- Corporate Strategy
- Corporate Governance
- Technology & Innovation
- Corporate Finance
- Public Company Director
- Human Capital Management

Other Current Public Directorships

- Nabors Industries Ltd. (since 2019)
- Cullen/Frost Bankers, Inc. (since 2020)
- National Energy Services Reunited Corp (since 2024)

Former Public Directorships

- Par Pacific Holdings, Inc. (2021-2024)
- Heritage-Crystal Clean, Inc. (2020-2022)
- Anadarko Petroleum Corporation (2014-2019)



Robert Dudley, 69

American-British

Non-Executive Director since 2021

INDEPENDENT

Committees
- Finance Committee
- HSE&S Committee

Biography

Mr. Dudley is Chairman of the international industry-led Oil and Gas Climate Initiative, which aims to accelerate the oil and gas industry's response to climate change, and Chair of the Accenture Global Energy Board. He served as the Group Chief Executive of BP plc, a global energy provider, from 2010 to 2020. He was appointed to the board of BP in 2009, and previous executive roles with BP include Alternative and Renewable Energy activities and responsibility for BP's upstream business in Russia, the Caspian region, and Africa. Mr. Dudley is a Fellow of the Royal Academy of Engineering, and received an M.B.A. from Southern Methodist University and a B.S. in Chemical Engineering from the University of Illinois. As the former CEO of a multinational oil and gas company, he has acquired extensive executive management experience and knowledge of the energy industry, including a leadership role in advancing decarbonization plans and other key sustainability initiatives. He also serves as chairman of the board of Axio, a leading SaaS provider of cyber risk management and quantification solutions, and director of 8 Rivers Capital LLC, a private firm leading the invention and commercialization of technologies for the global energy transition. Mr. Dudley has over 40 years of experience in strategic planning, risk management (including risks related to climate change), international operations, and health, safety, environmental and operational matters.

Skills And Qualifications

- CEO Experience
- Risk Management
- HSE Experience
- Industry Experience
- CEO Experience

- Public Company Director
- Climate Expertise
- Corporate Strategy
- International Operations
- Public Policy & Compliance

- Mergers & Acquisitions
- Human Capital Management
- Corporate Governance
- Technology & Innovation

Other Current Public Directorships
- Freeport-McMoRan Inc. (since 2021)
- Saudi Aramco (since 2024)

Former Public Directorships
- Rosneft Oil Company (2013-2022)
- BP plc (2009-2020)



Claire Farley, 66

American

Non-Executive Director since 2014

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee (Chair)

Biography

Ms. Farley served as a partner at KKR Management, LLC, a global investment firm, from 2013 until her retirement in 2016, and subsequently served as Vice Chair of the Energy business from 2016 to 2017 and Senior Advisor from 2017 to 2022. Prior to joining KKR, Ms. Farley co-founded RPM Energy, a privately-owned oil and natural gas exploration and development company. Before that, she served as Chief Executive Officer of Randall & Dewey, an oil and gas asset transaction advisory firm, from 2002 to 2005, when Randall & Dewey became the oil and gas investment banking group of Jeffries & Company, where she served as Co-President and Senior Advisor from 2005 to 2008. Previously, she served as chief executive officer of Intelligent Diagnostics Corp. from 1999 to 2001, and of Trade-Ranger Inc. from 2001 to 2002. Her oil and gas exploration experience includes positions at Texaco from 1981 to 1999, including as president of worldwide exploration and new ventures, as president of North American production, and as chief executive officer of Hydro-Texaco Inc. Ms. Farley earned a bachelor's degree from Emory University. She brings to the Board experience in business development, finance, mergers, acquisitions, and divestitures, as well as knowledge of the chemical industry's feedstocks and their markets. She also has experience in all matters of executive management and a deep understanding of public company and governance matters due to her current and prior service on the boards of companies including Anadarko Petroleum Corporation, Crescent Energy Company, and TechnipFMC.

Skills And Qualifications

- CEO Experience
- Corporate Strategy
- Risk Management
- Human Capital Management

- Public Company Director
- Capital Markets
- Corporate Governance

- Corporate Finance
- Mergers & Acquisitions
- International Operations

Other Current Public Directorships
- TechnipFMC plc (since 2017)
- Crescent Energy Company (since 2021)

Former Public Directorships
- Anadarko Petroleum Corporation (2017-2019)



Rita Griffin, 62

American

Non-Executive Director since 2023

INDEPENDENT

Committees

- C&TD Committee
- HSE&S Committee (Chair)

Biography

Ms. Griffin served as the Chief Operating Officer of Global Petrochemicals at BP plc, one of three main divisions of BP's downstream business, from 2015 to 2020. Previously, she served in a number of leadership positions within BP plc's manufacturing, logistics, retail and functional organizations. Ms. Griffin began her career at Amoco and Standard Oil (Indiana), which was acquired by BP plc in 1998. She is a Certified Public Accountant and Certified Managerial Accountant, and received her master of management from Northwestern University and bachelor of business administration in accounting from Northern Illinois University. With over 30 years of experience in global oil and gas and chemicals businesses, Ms. Griffin has considerable experience in developing and implementing strategies and leading substantial transformation programs. She has previously served on the board of directors of Royal Mail Group PLC, an international postal service and courier company, where she provided oversight for environment strategy and implementation, health, safety and security, ethics and compliance, culture and employee engagement, governance and community stakeholder engagement, and customer satisfaction.

Skills And Qualifications

- Industry Experience
- HSE Experience
- Capital Project Execution
- Mergers & Acquisitions
- Public Company Director
- International Operations
- Corporate Strategy
- Risk Management
- Executive Management
- Corporate Finance
- Corporate Governance
- Human Capital Management

Former Public Directorships

- Royal Mail Group PLC (2016-2022)

Michael Hanley, 59

Canadian

Non-Executive Director since 2018

INDEPENDENT

Committees

- Audit Committee (Chair)
- Finance Committee

Biography

Mr. Hanley has more than 30 years of experience in senior management and finance roles, including as Chief Financial Officer of Alcan, a Canadian mining company and aluminum manufacturer, President and CEO of Alcan's Global Bauxite and Alumina business group, and Senior Vice President, Operations & Strategy of the National Bank of Canada. He brings strong financial and operational experience, deep knowledge of capital-intensive and process industries, experience with U.S. and international accounting standards, and a broad understanding of international markets. Mr. Hanley also has significant experience on public company boards, including in the roles of lead director, chair of the board, and audit committee chair, and has an appreciation for corporate governance matters and the board's role in financial oversight. He previously served as chair of the board of EQB Inc., which provides personal and commercial banking services, and as lead director and audit committee chair of Nuvei Corporation and BRP Inc. He is also a member of the Quebec Order of Chartered Professional Accountants. Mr. Hanley received his bachelor of business administration from HEC Montreal.

Skills And Qualifications

- Corporate Finance
- Corporate Strategy
- Risk Management
- International Operations
- Public Company Director
- Corporate Accounting
- Capital Markets
- HSE Experience
- Mergers & Acquisitions
- Executive Management
- Corporate Governance
- Human Capital Management
- Technology & Innovation
- Public Policy & Compliance

Former Public Directorships

- EQB Inc. (2022-2024)
- Nuvei Corporation (2020-2023)
- BRP, Inc. (2012-2022)
- Shawcor Ltd. (2015-2021)



Virginia Kamsky, 71

American

Non-Executive Director since 2022

INDEPENDENT

Committees
- C&TD Committee
- HSE&S Committee

Biography

Ms. Kamsky is the Chair and Chief Executive Officer of Kamsky Associates, Inc., a firm she founded in 1980 and the first U.S. advisory firm approved to provide strategic advisory services in China. Ms. Kamsky began her career at Chase Manhattan Bank (now JPMorgan Chase Bank) and served in various capacities of increasing seniority, including as Second Vice President of Chase and head of Chase's Corporate China Division. She has also served as a member of the US Secretary of the Navy Advisory Panel from 2009 to 2017 and as Chairman and CEO of China Institute in America from 2003 to 2013. She has been awarded the Navy Distinguished Civilian Service Award, the highest honorary award the Secretary of the Navy can confer on a civilian employee, selected as one of America's 25 Top Asia Hands by Newsweek Magazine, and recognized as an Outstanding Public Company Director by the Financial Times. Ms. Kamsky received a B.A. from Princeton University. She brings to the Board a strong background in strategy and deep knowledge of the Asia-Pacific market. She also has extensive public company board experience, including at W.R. Grace & Co., Sealed Air Corporation, Olin Corporation, Tecumseh Products Company, Foamex International, Tate & Lyle PLC, Shorewood Packaging, Spectrum Brands, Kadem Sustainable Impact Corp. and Dana Incorporated.

Skills And Qualifications

- CEO Experience
- Corporate Strategy
- Risk Management
- Industry Experience
- Information Systems & Security

- Public Company Director
- Capital Markets
- HSE Experience
- Corporate Finance
- Technology & Innovation

- Corporate Governance
- Mergers & Acquisitions
- International Operations
- Human Capital Management
- Public Policy & Compliance

Former Public Directorships

- Dana Incorporated (2011-2024)
- Kadem Sustainable Impact Corp. (2021-2023)

Bridget Karlin, 68

American

Non-Executive Director since 2024

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Ms. Karlin served as the senior vice president of information technology for Kaiser Permanente, one of the nation's largest not-for-profit health care systems, from 2021 to 2024. Previously, she served as the global chief technology officer and vice president of IBM's multi-billion-dollar Global Technology Services business from 2017 to 2021. Before joining IBM, she held senior leadership roles at Intel Corporation, as general manager of its Internet of Things division, and prior to that, as general manager of Intel's Hybrid Cloud business. Additionally, she has served in executive positions at Union Bank, as managing director at Redleaf Venture Capital, and was president and co-founder of Thinque Systems, a pioneer in mobile software deployed in 43 countries. Ms. Karlin has extensive experience leading the strategy, development, and services for a hybrid, multi-cloud enterprise IT environment, leveraging artificial intelligence, automation, security, cloud, and open-source technologies to strengthen resiliency and ensure compliance, and modernizing offerings and capabilities across applications and infrastructure environments. With a career in the technology industry that spans over 30 years, including several executive positions at large international companies, she has considerable experience in advanced technology and enterprise-wide digital transformation. She currently serves on the Executive Board of the Consumer Technology Association, a non-profit organization that represents the U.S. consumer technology industry. Ms. Karlin is a graduate of the University of California and the Harvard Business School Executive Leadership Program, and is a recipient of the 2023 Digital Innovator Award, 2021 Technology Hall of Fame, the 2019 National Technology Humanitarian Award, the 2019 Women in Consumer Technology Legacy Award, the Industrial IoT 5G Innovators Award, the Malcolm Baldrige National Quality Award, and the Bell Labs Technology Innovator Award.

Skills And Qualifications

- Information Systems & Security
- Technology & Innovation
- Corporate Strategy
- Mergers & Acquisitions

- Corporate Governance
- Risk Management
- Public Company Director
- Corporate Finance

- HSE Experience
- Human Capital Management
- Executive Management
- Public Policy & Compliance

Other Current Public Directorships

- Dana Incorporated (since 2019)



Albert Manifold, 62

Irish

Non-Executive Director since 2019

INDEPENDENT

Committees

- C&TD Committee (Chair)
- HSE&S Committee

Biography

Mr. Manifold served as the Group Chief Executive and a director of CRH plc, an international group of diversified building materials businesses supplying the construction industry, from 2014 to 2024. Mr. Manifold joined CRH in 1998 and advanced to increasingly senior roles, including Finance Director of the Europe Materials Division, Group Development Director, Managing Director of Europe Materials, and Chief Operating Officer (2009 to 2014). Prior to joining CRH, Mr. Manifold was Chief Operating Officer of Allen McGuire & Partners, a private equity group. As a sitting chief executive officer with a background in other senior management roles, Mr. Manifold has acquired extensive leadership experience in competitive industries. With over 25 years in the building materials industry and 10 years of chief executive experience, Mr. Manifold brings significant knowledge of corporate finance, capital markets, strategic planning, acquisitions and divestitures, and international operations. Mr. Manifold is also a Fellow of the Institute of Certified Public Accountants in Ireland and received his M.B.A. and M.B.S. from Dublin City University.

Skills And Qualifications

- Corporate Finance
- International Operations
- Corporate Accounting
- HSES Experience
- Human Capital Management
- Risk Management
- Mergers & Acquisitions
- CEO Experience
- Corporate Governance
- Capital Markets
- Corporate Strategy
- Capital Project Execution
- Public Company Director

Former Public Directorships

- CRH plc (2009-2024)



Peter Vanacker, 59

Belgian-German

Executive Director since 2022

Biography

Mr. Vanacker has served as our Chief Executive Officer since May 2022. Mr. Vanacker previously served as the President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company, from 2018 to 2022. Prior to his role at Neste, he served as Chief Executive Officer and Managing Director of CABB Group GmbH, a fine chemicals producer, from 2015 to 2018 and as Chief Executive Officer and Managing Director of Treofan Group, a manufacturer of polypropylene films, from 2012 to 2015. He previously served as Executive Vice President and Member of the Executive Board of Covestro AG (formerly known as Bayer Material Science), a polymers and plastics producer, with responsibility for the global polyurethanes business and as Chief Marketing and Innovation Officer. He received his MSc in chemical engineering from Ghent University. Mr. Vanacker's extensive experience in the oil and gas and chemicals industries, including chief executive officer and senior leadership experience, provide him with a deep understanding of the Company's industry, operations, and feedstocks. In addition, he brings a strong understanding of circularity and sustainability issues, and extensive experience leading strategic transformations at large multinational companies. Mr. Vanacker also serves as a member of the Supervisory Board of Symrise AG, a chemicals company that is a major producer of flavors and fragrances.

Skills And Qualifications

- Industry Experience
- HSE Experience
- CEO Experience
- Corporate Finance
- Risk Management
- Corporate Strategy
- Capital Project Execution
- International Operations
- Mergers & Acquisitions
- Technology & Innovation
- Corporate Governance
- Public Company Director
- Public Policy & Compliance
- Human Capital Management
- Information Systems & Security

Other Current Public Directorships

- Symrise AG (since 2020)

Corporate Governance

LYB recognizes the importance of good corporate governance as a driver of long-term stakeholder value. Our Board has adopted, and regularly reviews and strives to improve upon, our robust corporate governance policies, practices, and procedures with consideration given to regulatory developments and evolving U.S. and Dutch governance best practices.

Our governance guidelines and policies, including those listed below, are available on our website at *www.LyondellBasell.com* by clicking either (i) "Investors," then "Governance" or (ii) "Sustainability," then "Reporting."

✅ Corporate Governance Guidelines	✅ Rules for the Board of Directors
✅ Articles of Association	✅ Committee Charters
✅ Code of Conduct	✅ Board Profile
✅ Financial Code of Ethics	✅ Tax Strategy Disclosure
✅ Conflict Minerals Policy	✅ Human Rights Policy
✅ Human Trafficking and Anti-Slavery Statement	✅ Supplier Code of Conduct
✅ Health, Safety, Environment, Security Policy	✅ Stakeholder Engagement Policy
✅ Anti-Corruption Policy	✅ Prohibiting Insider Trading Policy

Director Independence

Our Board annually reviews the independence of its members. In February 2025, the Board affirmatively determined that all of our non-executive directors are independent under the rules of the New York Stock Exchange (the "NYSE").

The Board has adopted categorical standards of independence that meet, and in some instances exceed, the requirements of the NYSE. In order to qualify as independent under our categorical standards, a director must be determined to have no material relationship with LYB other than as a director. The categorical standards include strict guidelines for non-executive directors and their immediate families regarding employment or affiliation with LYB and its independent registered public accounting firm. Our categorical independence standards are included in our Corporate Governance Guidelines.

The Board has determined that there are no relationships or transactions that prohibit any of our non-executive directors or nominees from being deemed independent under the categorical standards and that each of our non-executive directors and nominees is independent. In addition to the relationships and transactions that would bar an independence finding under the categorical standards, the Board considered all other known relationships and transactions in making its determination, including those referenced under "Related Party Transactions" on page 84. In determining that no known transactions or relationships affect the independence of any of the non-executive directors, the Board considered that all of the identified transactions are ordinary course and none of the dollar amounts involved were material to the Company or the relevant counterparty.

Board Leadership Structure

Jacques Aigrain has led our Board as its independent Chair since 2018. The Chair's responsibilities include:

- Leading Board meetings and executive sessions
- Reviewing and approving Board meeting agendas and schedules, and ensuring there is sufficient time for discussion of topics
- Convening additional Board meetings, as needed
- Facilitating information flow and communication among directors
- Serving as a liaison between the independent directors and the CEO and other members of management
- Together with the Compensation & Talent Development Committee, setting annual and long-term performance goals for the CEO and evaluating his performance
- Presiding at general meetings of shareholders
- Meeting or engaging with shareholders, as appropriate
- Supporting the Company's strategic growth initiatives

The Board regularly reviews our leadership structure and the responsibilities of its Chair, and may from time to time delegate additional duties to the role.

Under Dutch law, only a non-executive director may serve as Chair of our Board. Our Board believes that the separation of the positions of Chair and CEO that results from this governance structure promotes strong Board governance, independence, and oversight. The separation of the two roles additionally allows Mr. Aigrain to focus on managing Board matters while our CEO, Mr. Vanacker, focuses on managing our business.

Executive Sessions

Executive sessions of our independent directors, with no members of management present, take place at every regularly scheduled Board and committee meeting. During executive sessions, independent directors have an opportunity to meet with the Board's outside consultants and independent accountants and review and discuss any matters they deem appropriate, such as the performance of the CEO and other members of management and the criteria against which performance is evaluated, including the impact of performance on compensation matters. Mr. Aigrain leads these executive sessions of the Board.

Board Evaluations

Our Board and its committees evaluate their own effectiveness by participating in a robust annual self-assessment process overseen by the Nominating and Governance Committee. During the self-assessment process, directors respond to survey questions soliciting information used to improve the effectiveness of the Board and its committees and individual directors, including an individual evaluation process for the Chair, facilitated through survey questions specific to his role. Periodically, the Nominating and Governance Committee engages independent outside consultants to refresh and bring an outside perspective to the self-evaluation process.

In September 2023, the Nominating and Governance Committee engaged an independent outside consultant for the 2024 Board evaluation cycle. The independent outside consultant facilitated the Board's self-assessment by conducting interviews with the Board and management and presenting results and recommendations to the Board. Key areas covered in the Board and committee evaluations included individual director performance, including Chair performance; Board composition, diversity, skills, committee membership and responsibilities; Board priorities and accountability; time management, preparedness, objectivity, and effectiveness; meeting frequency, quality, and duration; regulatory compliance; Board and senior management succession planning and onboarding; oversight of strategy, company performance, and financial robustness; relationship with management; connection with employees; and Board and organizational culture and values. In addition to interviews, the independent outside consultant attended Board and committee meetings in 2024 and provided feedback to improve Board efficiency and transparency.

The Nominating and Governance Committee and the full Board reviewed these recommendations in July and September 2024 and adopted enhancements to Board processes, including the adoption of Board objectives. The Nominating and Governance Committee also considered the evaluation results and director feedback in recommending the nomination of continuing directors for reelection and assigning committee memberships.

For 2025, the Nominating and Governance Committee intends to return to its annual self-assessment process conducted through surveys of the directors and management, with enhancements reflecting feedback and learnings from the independent outside consultant.

Director Onboarding, Training, and Site Visits

Our Board is committed to understanding its governance responsibilities, evolving best practices, and all aspects of our Company and business. The Company provides an extensive orientation program that enables each new director joining the Board to become familiar with LYB and to meet with key members of the Company's management and functional leaders. All of our non-executive directors complete our onboarding program and meet with the Company's CEO, CFO, General Counsel, Chief Compliance Officer, and the other members of our Executive Committee to discuss our corporate structure, business strategy, operations, and segments, as well as compliance, investor relations, human resources, tax, accounting, and health, safety, environment, and sustainability matters, among other topics.

All of our directors are encouraged to seek out training opportunities that will provide them with continuing education on key topics. The Company will reimburse directors for the costs of such continuing education. During Board meetings, our directors hear from management on a wide range of subjects, including regulatory and legal developments, shareholder updates, and environmental, social, and corporate governance issues and trends. Our directors also have regular opportunities to visit the Company's manufacturing and technology centers and meet with site management. In November 2024, the Board visited the San Jacinto College LyondellBasell Center for Petrochemical Energy and Technology in Houston, Texas. Directors met with the school Chancellor, members of the Board of Trustees, teachers, students and LYB employees who sit on the advisory council and provide curriculum input in furtherance of our efforts to help support tomorrow's workforce.

Stakeholder Engagement

We recognize the value of regular and consistent communication with our stakeholders, and engage with our investors and other stakeholders on strategy, risk management, sustainability, corporate governance, executive compensation, and other matters. Our Board has adopted a Stakeholder Engagement Policy, which is available on our website, to outline our values and approach to stakeholder engagement. We regularly review general governance trends and emerging best practices and welcome feedback from our shareholders and other stakeholders, which is brought to our Board and helps inform its decision-making process.

We recognize the vital role that stakeholders play in our business operations and the importance of fostering positive, collaborative relationships with them. We engage daily with stakeholders globally covering a wide variety of topics and issues, including through investor events, telephone and in-person conversations, employee discussions and surveys, customer discussions and surveys, community and local engagements, and social media interactions. We know that our stakeholders have a broad range of interests, and we strive to seek their input, listen to their perspectives and expertise, and prioritize and integrate their feedback in a strategic and sustainable manner. We recognize that different stakeholder groups have unique needs and expectations, and we tailor our engagement practices to ensure effective communication and collaboration with each group.

Engagement with shareholders occurs in one-on-one meetings with analysts, shareholders, and their representatives, at our annual general meeting of shareholders and through our regular participation in industry conferences and investor road shows. During 2024, we held hundreds of meetings with investors. We specifically reached out to our top 20 largest shareholders representing more than two-thirds of our shareholder base and engaged with 85% of these investors. Shareholders provided feedback on a range of topics, including our overall strategy, portfolio changes, capital allocation goals and sustainability strategy. Management updates the Board regularly on conversations with shareholders and feedback received, and our directors may join these discussions when requested. We are committed to remaining proactive in our engagement efforts and shareholder outreach.

Communication with the Board

Shareholders and other interested parties may communicate with the Board or any individual director. Communications should be addressed to our Corporate Secretary by email or regular mail.

Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications such as business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; and resumes and other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, illegal, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.



BY EMAIL
send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

CEO and Management Succession Planning

One of the primary responsibilities of the Board is to ensure that we have a high-performing management team in place. On at least an annual basis, and as needed throughout the year, the Board conducts a detailed review of development and succession planning activities to maximize the pool of internal candidates who can assume executive officer positions without undue interruption. The Board reviews CEO and executive succession planning and ensures that executive officer reviews and evaluations are conducted at least annually by the C&TD Committee and the Board as a whole. The Board also reviews in-depth assessments of the Company's bench strength, retention, progression, and succession readiness for all other senior level managers, including succession plans for the CEO, his direct reports, and other employees critical to our continued operations and success.

Monitoring the Company's leadership development, talent management, and succession planning is also a key responsibility of our C&TD Committee, which devotes significant time to discussion and oversight of the Company's People & Culture strategy. Our strategy includes efforts to hire, retain, and fairly compensate our workforce.

The Board's and C&TD Committee's effective succession planning enabled a smooth handoff following the retirement of our former CFO, Mr. Michael McMurray, who was succeeded by Mr. Agustin Izquierdo effective March 1, 2025. Mr. Izquierdo previously served as our senior vice president, Olefins & Polyolefins Americas & Refining.

Human Capital Management

Our success as a company is tied to the passion, knowledge, and talent of our global team. To achieve our purpose of creating solutions for everyday sustainable living, we must attract top performers and equip them with the tools needed to continuously grow and leverage their potential.

☑ What We Do

- ✓ We believe in integrity and fairness

- ✓ We focus on creating a work environment that is safe, respectful, and inspires employees to strive for excellence

- ✓ We believe in championing our employees and the power of impactful collaboration

- ✓ We reward performance based on individual, team, and company results

- ✓ We engage in open and ongoing dialogue with employees and their representatives to ensure a proper balance between the best interests of the Company and employees

- ✓ We have a Human Rights Policy available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Reporting"



Employees*

Europe (9,057) **45%**

Other Global Locations (2,901) **14%**

U.S. and Canada (8,369) **41%**

*as of December 31, 2024

Key 2024 Focus Areas

Stepping up Performance and Culture: Our Progress

Our culture reflects the role we seek to play in the world, what we uniquely deliver, and how we behave day to day. In 2023, LYB introduced a new long-term strategy and began the transformation of our company culture. Along with our new strategy, we identified three core values: We Champion People, We Strive for Excellence, and We Shape the Future. As part of our work in 2023 and 2024, we established a cultural steering team and initiated a cultural ambassador program to help drive our work in advancing the transformation.

To reflect our strategy and values, we refreshed our "LYB competencies," which provide a framework for how we behave day to day to help us achieve our strategic goals. They inform the way we hire, reward, develop, and retain our employees. Our LYB competencies focus on five key areas: Building Partnerships, Delivering Results, Driving Innovation, Growing Capabilities, and Promoting Inclusion. We introduced the new competencies to the organization in late 2023 and have further integrated them into our programs in 2024.

A key tenant of our culture is what we call GoalZERO. GoalZERO is our commitment to operating safely with zero injuries and zero process safety, product safety and environmental incidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, targeted campaigns and events, including our annual Global Safety Day. In 2024, we extended our industry-leading safety record with a total recordable incident rate of 0.127 and a process safety incident rate of 0.021. 70 of our manufacturing sites achieved GoalZERO, and 72 manufacturing sites were injury-free. As we accelerate our cultural transformation, we remain committed to our pursuit of GoalZERO safety performance and operational excellence.

Our Workforce

LYB continues to be an employer of choice for individuals working in 140 locations across 33 countries, which represent 33 distinctive cultures and 99 primary nationalities inclusive of their 49 languages, local customs, social frameworks, achievements, belief systems, dress, values, and norms.

We are committed to ensuring that our systems and processes are fair to all employees. Our goal in this area is for all employees to believe they are being treated fairly. In 2024, we completed a pay equity review and performance analysis that involved approximately 13,700 employees, comparing pay for like jobs and focusing on base pay for gender (globally) and ethnicity (U.S. only). Consistent with prior findings, the review reflected that pay is generally administered fairly.

We also take into consideration Dutch laws with respect to gender ambitions (both male and female) for senior management, including requirements to set appropriate and ambitious gender diversity targets. We currently have an aspirational goal to have at least 33% female senior leaders and at least 33% male senior leaders, globally, by 2032. In 2024, women served in 25% of global senior leadership roles, and in the U.S., 22% of senior leaders were from underrepresented populations.

Global Talent Development

LYB is committed to creating continuous learning environments, providing ongoing development, growing capabilities, and unlocking potential for all employees to perform at their best. Our value, We Champion People, is underscored by our focus on growth and development. We develop our employees through a balance of experience on the job, learning from others, and formal learning. All employees can explore learning available to them through our LYBUniversity, an online one-stop shop for learning and development offerings and resources.

Within LYBUniversity we have a leadership development framework that offers programs with structured learning paths tailored to equip leaders at different stages in their careers with the necessary skills to excel in their current roles and prepare for future challenges. Our e-learning platform empowers all employees to drive their own development through on-demand learning. More than half of our workforce is enrolled in the platform, and participants have completed more than 25,000 training hours building technology and personal development skills. We also offer open enrollment curriculum for our employees. Our programs are offered globally, providing learners with opportunities to network and build relationships in person or virtually, in addition to learning and growing in a safe and interactive environment.

To strengthen alignment around our strategy, key initiatives, and culture, we held a global forum with our top senior leaders. During this event, participants shared updates on key initiatives they are leading, sparking future-focused and thought-provoking conversations among peers. For our fourth consecutive year we designed and implemented an Executive Development Program to further equip our global leaders to deliver on our commitments. This interactive program challenges our leaders to think entrepreneurially and innovatively, collaborating to solve problems with sustainable and value-driven solutions.

On-the-job development is key to building the knowledge and skills to deliver our strategy. Through internal job postings, we provide transparency and opportunity for our employees to drive their development and career growth. Additionally, we held quarterly talent reviews across businesses and regions to not only identify our potential future leaders but also to identify development opportunities. As a result of this focused approach, about 74% of our openings in senior leader roles in 2024 were filled by internal talent, underscoring our commitment to growing talent from within.

LYB is committed to advancing our people by helping them develop achievable goals that promote personal and professional growth, providing continual on-going effective feedback to create a culture of ownership for our work and success, and supporting a culture of recognition and accountability. Our performance management process includes ongoing feedback and a formal year-end performance assessment.

Approach to Sustainability

As one of the world's largest producers of plastics and chemicals, we strive to use our scale and reach to make a positive impact on our planet and society. LYB is working to help tackle the global challenges of eliminating plastic waste in the environment, taking climate action, and supporting a thriving society. Our sustainability goals are key to achieving our new long-term business strategy.

PLASTIC WASTE	CLIMATE ACTION	THRIVING SOCIETY
Ending plastic waste in the environment is a critical issue. There is no single solution to this challenge. We are focused on a combination of actions to achieve a circular economy for plastics.	We believe collective action and a sense of urgency are needed to address the global challenge of climate change. We are committed to delivering solutions that help advance a net zero economy.	From ensuring a safe work environment, to making products that improve quality of life, to working to align our suppliers' values with our own, we are committed to the betterment of society.

PLASTIC WASTE	CLIMATE ACTION	THRIVING SOCIETY
2 MILLION METRIC TONS+ of recycled and renewable-based polymers will be produced and marketed annually by 2030[1]	**NET ZERO** scope 1 and 2 greenhouse gas emissions from operations by 2050	**ZERO** incidents, injuries and accidents, based on Level 2+ incidents and including manufacturing and R&D sites
ZERO plastic pellet loss to the environment from our facilities	**42%** absolute scope 1 and 2 greenhouse gas emissions reduction from operations by 2030, relative to a 2020 baseline	**ACHIEVE** at least 33% female senior leaders and at least 33% male senior leaders in global senior leadership roles by 2032
	30% absolute scope 3 greenhouse gas emission reduction by 2030, relative to a 2020 baseline	**ASSESS** a minimum of 70% of our key suppliers globally using sustainability criteria by 2025
	50% minimum of electricity procured from renewable sources by 2030, based on 2020 procured levels	

[1] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

2024 Actions and Milestones

We continue to take substantive action to achieve our sustainability and climate goals. Our commitment to sustainability and our progress in executing our new strategy have been recognized by organizations that assess and rate ESG performance. In 2024, our commitment to sustainability was recognized by EcoVadis and Sustainalytics, which each awarded us ESG ratings placing LYB in the top 10 percent for our industry. LYB also received an "A-" in the 2024 CDP Climate Change disclosure, placing us in a leadership position for climate action. Noteworthy initiatives and accomplishments during 2024 are highlighted below, as well as in the Company's annual Sustainability Report, available on our website at *www.LyondellBasell.com*. Our Sustainability Report includes disclosures aligned with the Task Force for Climate-Related Financial Disclosures ("TCFD") framework and indexed to the Global Reporting Initiative ("GRI") and the Sustainability Accounting Standards Board ("SASB") reporting standards. For more information about how certain sustainability actions and milestones impact executive compensation, see the section titled "2024 Executive Compensation Decisions in Detail—2024 Annual Bonus Payments—Sustainability" on page 50.

Ending Plastic Waste

As a leader in the global chemical industry, we understand the important role plastics play in society. They enhance people's lives as the backbone of many core applications, from healthcare to housing, food packaging and more. The challenge we face is the mismanagement of plastic waste. This is why we are accelerating our efforts to innovate, scale, and deliver solutions to turn post-use plastics into everyday products and reduce plastic waste in the environment.

In 2022, we launched our Circular and Low Carbon Solutions (CLCS) business to support our goal to produce and market at least two million metric tons of recycled and renewable-based polymers annually by 2030.[1] Our *Circulen* portfolio of products support the reduction of plastic waste in the environment through the use of recycled and renewable materials as a feedstock. These products are produced using raw materials derived from mechanical recycling (*Circulen*Recover), chemical recycling (*Circulen*Revive), or renewable materials (*Circulen*Renew). As global demand for recycled and renewable-based plastics continues to grow, we are making investments in our CLCS business to secure feedstock supply, expand our recycling footprint, and develop scalable technologies to grow our *Circulen* family of recycled and renewable-based polymers.

In 2024, we made significant progress in scaling our circular and low carbon solutions.

- **Chemical Recycling:** We commenced construction of *MoReTec*-1, our first commercial-scale chemical recycling plant in Wesseling, Germany. Utilizing proprietary MoReTec technology, this facility will convert hard-to-recycle post-consumer plastic waste into feedstock for new plastic materials, contributing to a lower carbon footprint compared to traditional methods.

- **Global Recycling Footprint Expansion:** Through acquisitions, joint ventures, and partnerships, we expanded our recycling capabilities in Europe, Asia, and North America. Notable achievements include acquiring mechanical recycling assets in California, launching a joint venture with Genox Recycling in China, and expanding capacity in Italy with enhanced filtration systems for recycled materials.

- **Collaborative Innovation:** We invested in groundbreaking technologies such as solvent-based recycling for flexible plastic waste, further complementing our chemical and mechanical recycling capabilities. In 2024, we acquired APK AG, allowing us to integrate its unique solvent-based low-density polyethylene recycling technology into our comprehensive portfolio for building a profitable CLCS business.

Additionally, we have collaborated with industry partners and policymakers to advance systemic solutions:

- **Partnerships:** We worked with alliances like The Alliance to End Plastic Waste and the Circular Plastics Alliance to strengthen global recycling infrastructure.

- **Local Infrastructure Development:** In Houston, Texas, we are collaborating on a first-of-its-kind plastic waste sorting and processing facility to bridge the gap between community recycling programs and chemical recycling technologies.

Taking Climate Action

We are committed to being a leader in value creation from low carbon products, delivering solutions that advance our customers' climate ambitions, and reducing greenhouse gas (GHG) emissions from our global operations and value chain. Carbon molecules will continue to play a critical role in our industry as they are a key component of the products we make. We continue to increase our use of circular and sustainable sources of carbon while creating solutions to help enable the transition to a low carbon future.

Our ambition to reach net zero scope 1 and 2 emissions from global operations by 2050 is focused on four levers: energy efficiency; renewables and electrification; hydrogen and other technologies; and carbon capture, use and storage. This strategy encompasses portfolio optimization and is advanced by the closure of selected assets, such as the previously announced cessation of our Houston refining operations, which we completed in the first quarter of 2025

---

[1] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Within our global operations, we have set industry-leading, ambitious targets to reduce our GHG emissions and have taken concrete steps to achieve our goals. By 2030, we aim to reduce our absolute scope 1 and 2 GHG emissions by at least 42% and absolute scope 3 emissions by at least 30%, relative to a 2020 baseline.

In 2024, we have continued refining our approach to reaching our 2030 GHG emission reduction targets. We are currently developing projects in parallel at our olefin sites in Wesseling (Germany), Channelview (USA), and LaPorte (USA) to reduce scope 1 emissions by producing hydrogen from our crackers' byproduct gas streams, which have the potential to cut cracker operational emissions by more than 90%. We also secured renewable electricity capacity surpassing our 2030 goal. In 2024, we secured power purchase agreements (PPAs) with an aggregate generation capacity that will enable us to meet our goal of procuring at least 50 percent of our electricity from renewable sources by 2030, based on 2020 procured levels. This achievement is significant both in terms of managing our existing scope 2 GHG emissions, and more importantly, enabling the deployment of a diverse portfolio of GHG emission reduction technologies.

Supporting a Thriving Society

We are working to achieve a thriving society where every individual has the opportunity to reach their full potential. We actively contribute to a thriving society through our relentless pursuit of safety, operational excellence. We partner with the communities where we operate to make positive impacts, and are committed to giving back by partnering with local organizations on initiatives to address critical needs. In 2024, our employees volunteered more than 25,000 hours across our sites. LYB donated approximately $13 million to community investments, including financial and in-kind donations and the total value of employee volunteer hours.

LYB is committed to conducting business in an ethical and responsible manner. Our Code of Conduct embodies our dedication to conducting business ethically and responsibly and our Human Rights Policy sets forth our commitment to respecting human rights throughout our global operations. We have also adopted a Global Procurement Policy that outlines a framework of principles and requirements for our value chain aligned with our Human Rights Policy, and have incorporated in our standard contracts and purchase order terms and conditions a Supplier Code of Conduct. We regularly evaluate our suppliers' compliance through risk assessments, sustainability assessments, and audits. Our supplier sustainability due diligence program has been a cornerstone of our procurement strategy. In 2024, we achieved our target of assessing 70% of key suppliers against sustainability criteria ahead of schedule, and rolled out a supplier on-site audit program. We plan to address any critical issues identified through sustainability assessments and on-site audits through corrective action plans. In addition, we actively engaged with key raw materials and feedstocks suppliers to reduce our scope 3 emissions, leveraging tools like the Together for Sustainability ("TfS") Product Carbon Footprint data sharing platform, SiGreen. LYB also offers extensive capability-building resources, including webinars, toolkits, and targeted training programs, to help suppliers meet sustainability requirements.

Board Oversight of Risk

BOARD OF DIRECTORS

As part of its overall responsibility for governance and oversight of the Company, the Board has empowered its committees with oversight responsibility for the risks described below, which are tailored to each committee's area of focus and set forth in its charter. Although each committee is responsible for evaluating and overseeing the management of certain risks, the entire Board is regularly informed of such risks through committee reports, presented at every regularly scheduled Board meeting, and through regular communication with management. The Board is responsible for ensuring that the risk management processes designed and implemented by management are functioning and for fostering a culture of risk-adjusted decision-making throughout the organization.



Audit Committee	C&TD Committee	Nom-Gov Committee	HSE&S Committee	Finance Committee
• Responsible for ensuring that an effective risk assessment process is in place, and reports are made by management to the Audit Committee in accordance with NYSE requirements • Oversees enterprise-wide financial risks and reviews cybersecurity performance and risk • Oversees financial statements, independent accountants, internal audit function, related party transactions, internal controls • Oversees effectiveness of processes and controls over corporate responsibility, emissions, climate and other required reporting • Oversees compliance programs and EthicsPoint reporting helpline	• Responsible for the Company's executive compensation programs • Establishes performance goals, and evaluates performance and risks in connection with such programs • Oversees talent management and related risks • Monitors talent development and responsible for management retention, recruitment, and succession planning	• Oversees the Company's overall ESG profile, policies, and strategy • Reviews corporate governance practices and develops, reviews, and recommends corporate governance guidelines and policies • Responsible for director refreshment and succession planning	• Reviews and monitors health and safety risks, programs, statistics and incidents (including major health, safety, environment, and security events) • Reviews and monitors environmental and sustainability risks, goals, trends and impacts, including climate initiatives and risk • Oversees disclosure related to corporate responsibility, emissions, climate and other required HSE&S reporting	• Oversees strategic transactions and capital projects, including those that may impact our capital position • Reviews our tax strategy and planning • Reviews our capital structure, capital allocation, dividend policy, share repurchase programs, dept profile, and hedging strategies



MANAGEMENT

Senior leadership is responsible for overseeing the Company's enterprise-wide risk management processes, including the assessment, mitigation, and monitoring of risks and the implementation of risk management plans and control systems. The Executive Committee, comprised of our CEO and senior executives who lead our businesses and functions, manages the Company's risk profile, ensuring alignment with strategic objectives. The Executive Committee meets regularly to evaluate material risks and ensure their effective management, and its members include the CEO and heads of each business unit, as well as:

- CFO: oversees financial, treasury, tax, internal audit, M&A, and strategic planning risks
- General Counsel: oversees the Enterprise Risk Management organization and procurement, compliance, and legal risks
- Chief Innovation Officer: Manages information technology, cybersecurity, and data privacy risks
- EVP, Sustainability & Corporate Affairs: Oversees sustainability strategy, reporting, and related risks (including climate change)
- EVP of People & Culture: Oversees talent, organizational development, labor law compliance, employee relations, and retention risks
- EVP of Operational Excellence & HSE: Oversees health, safety, environmental, and operational risks

Senior leadership is supported by a dedicated Enterprise Risk Management organization, which deploys an enterprise-wide framework to identify, monitor, mitigate, and report risks, and a standing Risk Management Committee, comprised of the CEO, CFO, and General Counsel, which reviews financial and strategic transactions to ensure compliance with established risk management policies and procedures. Risk management outcomes, including updates on material risks, are reported regularly to the Board and its committees, ensuring alignment with corporate strategy and governance principles.

Selected Areas of Board Oversight

OVERSIGHT OF STRATEGY

Our Board is responsible for providing governance and oversight over the strategy, operations, and management of our Company. The primary means by which our Board oversees the Company's short-, intermediate-, and long-term risks is through regular communication with management. At each Board meeting, members of management report to the Board and, when appropriate, specific committees. These presentations provide members of the Board with direct communication with management and the information necessary for a full understanding of the Company's risk profile, including information regarding the Company's strategy, specific risk environment, exposures potentially affecting our operations, and the Company's plans to address such risks. In addition to providing general updates on the Company's operational and financial condition, members of management report to the Board about the Company's outlook, forecasts, and any impediments to meeting them or to successfully pursuing the Company's strategy more generally. In 2024, management and the Board reviewed progress on the Company's strategic dashboard at each of its regularly-scheduled meetings and discussed progress, challenges and lessons learned at its annual strategy meeting in July, including a deep dive review of our Long Range Plan, business portfolio, and strategic transactions.

OVERSIGHT OF CYBERSECURITY

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of the Company's cybersecurity program implemented to address them. In 2024, management provided a detailed cybersecurity update to the Board and led discussions on specific cybersecurity and process control topics at its May meeting. The Board also attended a training session led by outside counsel on the challenges public companies face with respect to cybersecurity and ransomware attacks in November. The Audit Committee reviewed updates to the Company's cybersecurity dashboard, which summarizes key security metrics and activities, at each of its regularly-scheduled meetings and participated in a detailed discussion at its April and October meetings. The Company is not aware of any breaches relating to the Company's or third-party information security systems affecting the safety of our employees, our operations, or our ability to serve customers in the past three years. The Company had no fines from data protection authorities in the past three years and maintains a cybersecurity insurance policy.

OVERSIGHT OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Our Board is committed to sustainability, social responsibility, and good corporate governance.

Our **Health, Safety, Environmental, and Sustainability (HSE&S) Committee** oversees risks and opportunities related to safety, sustainability and climate change. Management reports on key sustainability and climate topics and initiatives at each regularly scheduled HSE&S Committee meeting, and the Board participates in a deep dive on sustainability strategy and actions at least annually. During the Board's annual strategy meeting in July 2024, the Board reviewed the Company's strategy, progress, and programs related to its goals on sustainability, climate and the circular economy. The HSE&S Committee regularly reviews updates to the Company's ESG dashboard, which summarizes key environmental, social and governance metrics and activities.

Our **Compensation and Talent Development (C&TD) Committee** oversees our talent management practices, including compensation policies and practices, succession planning, and our initiatives and progress. The C&TD Committee monitors the Company's compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing its employees. The Company believes that its compensation arrangements do not encourage excessive risk taking and that its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. In 2024, the Board reviewed succession planning, talent development and progress toward internal goals at its July meeting, and conducted a detailed discussion on People & Culture strategic priorities at its May meeting.

Our **Nominating and Governance (Nom-Gov) Committee** oversees the Company's corporate governance practices and related risks. The Nom-Gov Committee reviews our corporate governance policies and Board committee charters annually and approves amendments as needed to align with evolving U.S. and Dutch governance best practices and regulatory developments. In 2024, our Nom-Gov Committee approved amendments to the Corporate Governance Guidelines and certain committee charters, adopted a stakeholder engagement policy, and established internal Board objectives to improve efficiency and transparency. Our Nom-Gov Committee is also responsible for Board succession planning, Board refreshment, and recruiting and recommending nominees to the full Board for election. In 2024, our Nom-Gov Committee continued to plan for director succession and assess Board committee membership assignments.

Our **Audit Committee** oversees the effectiveness, quality and integrity of the internal control framework and centralized processes related to the Company's environmental, social, and governance reporting, in conjunction with other committees of the Board. The Audit Committee is responsible for overseeing the Company's risk management approach and processes, and for coordinating reviews by the other committees in their respective risk areas.

Enterprise Risk Management

At LYB, Enterprise Risk Management (ERM) is a key driver of resilience and strategic decision-making. Overseen by our General Counsel, our ERM organization is tasked with defining the company's risk profile and driving a proactive, forward-looking risk culture. By equipping leadership, management and employees with actionable insights, structured frameworks, and tailored tools and trainings, our ERM team enables LYB to effectively navigate significant risks and capitalize on emerging opportunities.

Our ERM approach is anchored by four strategic pillars: (1) enterprise-level risks, (2) departmental risks, (3) climate change risk management, and (4) building risk management capabilities.

Enterprise Level Risks

Enterprise-level risks encompass the threats and strategic opportunities that could impact our objectives, operations, and reputation across short, medium, and long-term horizons. These risks are continuously monitored and managed throughout the year via periodic risk workshops, led by our ERM team in collaboration with the CEO, Executive Committee, and senior leadership. During these workshops, participants validate and refresh our enterprise risk profile, identifying emerging risks, confirming ownership to ensure accountability, and establishing alignment across all levels of the organization. The updated enterprise risk profile is reviewed and approved annually by the Board at its September meeting. The Board allocates oversight of enterprise-level risks to its committees in alignment with the responsibilities set forth in their charters, and to the Board as whole. This direct engagement between the Board, members of the LYB senior management, and ERM fosters a culture of collaboration and enables effective oversight of both day-to-day and long-term risks.

Departmental Risks

Departmental risks are those specific to individual business units, projects, or operational areas. These risks are identified and evaluated through structured surveys, workshops, and interviews conducted by the ERM team. By periodically validating existing risks and surfacing new challenges and opportunities, we ensure alignment between departmental priorities and enterprise objectives. This approach integrates risk considerations into decision-making processes across all organizational levels.

Climate Change Risk Management

Climate change presents both physical risks, such as those affecting our assets and operations, and transition risks arising from the global move toward a low-carbon economy. Climate-related risk exposures throughout LYB and our extended supply chain are overseen by our Executive Vice President, Operational Excellence and HSE, with support from ERM, Sustainability, and cross-functional committees, including the Carbon Value Creation and Capture Steering Committee. Guided by the principles of the Task Force on Climate-Related Financial Disclosures (TCFD), we have developed climate change risk management processes and embedded them in our ERM approach to support further analysis of risks from climate change and the development of climate scenarios to provide additional insight into future business decisions and inform our climate change strategy. We are committed to transparent reporting and proactive management of climate-related risks and opportunities.

Building Risk Management Capabilities

To sustain a resilient and forward-thinking organization, our ERM function champions initiatives that strengthen risk awareness, capabilities, and culture across LYB. Central to this effort is our Global Risk Champions Network (RCN), a group of employees from multiple functions and businesses who act as risk ambassadors and facilitate cross-functional communication. By embedding risk management practices into daily business operations, the RCN ensures alignment with our enterprise-wide framework. Additionally, LYB provides tailored, comprehensive risk management training to employees at all levels. This training equips employees with the skills to identify, assess, and address risks effectively in their roles. Members of the RCN undergo annual advanced training to stay aligned with evolving best practices, reinforcing their critical role in our risk ecosystem.

Board and Committee Information

The Board currently has five standing committees, each consisting entirely of independent directors:

- Audit Committee
- Compensation and Talent Development ("C&TD") Committee
- Nominating and Governance Committee
- Health, Safety, Environmental, and Sustainability ("HSE&S") Committee
- Finance Committee

Our Audit Committee meets at least five times each year in alignment with our financial reporting and audit cycle, and our C&TD Committee, Nominating and Governance Committee, and HSE&S Committee each meet at least four times each year in connection with regularly scheduled Board meetings (other than the Board's strategy session held in July), and hold additional meetings as needed. Our Finance Committee meets as needed to oversee the matters it is responsible for. Committees regularly receive reports from LYB management, report on committee actions to the Board, and may retain outside advisors.

In 2024, the Board held seven meetings. Our directors' average attendance rate at Board and committee meetings was 96%, and each of our current directors attended more than 80% of the total meetings of the Board and committees of which he or she was a member. Our Chair is a member of the Audit Committee, Nominating and Governance Committee and Finance Committee, and regularly attends meetings of the C&TD Committee and HSE&S Committee. Although the Company does not maintain a policy regarding directors' attendance at its general meetings of shareholders, both our Chair and CEO attend the Company's annual general meeting each year and will attend the 2025 annual general meeting (the "Annual Meeting").

The table below provides membership and meeting information for each of the Board's standing committees in 2024.

Name	Audit	Compensation & Talent Development	Nominating & Governance	HSE&S	Finance
Jacques Aigrain	●		●		●
Lincoln Benet			●		Chair
Robin Buchanan			●	●	
Tony Chase	●	●			
Bob Dudley				●	●
Claire Farley	●		Chair		
Rita Griffin		●		Chair	
Michael Hanley	Chair				●
Virginia Kamsky		●		●	
Bridget Karlin	●		●		
Albert Manifold		Chair		●	
Peter Vanacker					
2024 MEETINGS	**5**	**5**	**4**	**5**	**4**

Chair ● Member

Each of our committees has a written charter, approved by the Board. The charters can be found on our website at *Investors.LyondellBasell.com* by clicking on "Governance," then "Board Committees and Charters." Each committee annually reviews and recommends any changes to its charter and conducts an evaluation of committee performance with respect to delegated duties and responsibilities.

Audit Committee

Chair: Michael Hanley*
Members: Jacques Aigrain*, Anthony Chase*, Claire Farley, Bridget Karlin*
Independence: All Members

5 Meetings
100% Attendance

* Audit Committee Financial Experts

The Audit Committee is responsible for overseeing all matters relating to our financial statements and reporting, our internal audit function and independent auditors, and our compliance function. Listed below are the general responsibilities of the Audit Committee.

- Independent Auditor — Engage external auditor, review performance, and approve compensation; review independence and establish policies relating to the hiring of auditor employees; and pre-approve audit and non-audit services;
- Internal Audit — Review plans, staffing, and activities of the internal audit function and its effectiveness;
- Financial Statements and Reporting — Review financial statements and earnings releases; discuss and review accounting policies and practices and external auditor reviews; discuss and review the effectiveness of internal controls; and oversee the effectiveness, quality and integrity of the processes and controls over corporate responsibility, emissions, climate and other required reporting by the Company, in coordination with other committees of the Board;
- Risk Management — Monitor the Company's major financial and other risk exposures, including oversight of the Company's policies and guidelines with respect to risk assessment and management, information technology and cybersecurity risks; and
- Compliance — Review plans, staffing, and activities of the compliance function and its effectiveness; establish and review procedures for complaints, including anonymous complaints regarding accounting, controls, and auditing; and review the Company's Code of Conduct and system for monitoring compliance therewith.

Our Board has determined that all Audit Committee members are independent under the NYSE listing standards, our categorical independence standards, and the heightened independence requirements applicable to audit committee members under Securities and Exchange Commission ("SEC") rules. Our Board has also determined that all Audit Committee members are financially literate in accordance with the NYSE listing standards and that Messrs. Hanley, Aigrain, and Chase and Ms. Karlin qualify as audit committee financial experts under SEC rules.

Compensation and Talent Development ("C&TD") Committee

Chair: Albert Manifold
Members: Anthony Chase, Rita Griffin, Virginia Kamsky
Independence: All Members

5 Meetings
100% Attendance

The C&TD Committee is responsible for overseeing our executive compensation and talent management programs and developing the Company's compensation philosophy.

In fulfilling its responsibility for the oversight of compensation matters, the C&TD Committee may delegate authority for day-to-day administration and interpretation of the Company's compensation plans to Company employees, including responsibility for the selection of participants, determination of award levels within plan parameters, and approval of award documents. The C&TD Committee may not, however, delegate authority for matters affecting the compensation and benefits of the Company's executive officers. The C&TD Committee's responsibilities include the following:

- Executive Compensation — Establish performance goals under executive compensation plans, including safety and sustainability-related metrics in coordination with the HSE&S Committee; approve the compensation and benefits of executive officers; review executive compensation practices to ensure consistency with corporate objectives; review and approve CEO goals and objectives and evaluate CEO performance; and make recommendations to the Board regarding CEO and other executive officer compensation;
- Company Compensation and Benefits — Review the Company's compensation philosophy, programs, and practices; review and approve pension and benefit arrangements as well as funding of pension and benefit plans; review pay equity for the Company; and make recommendations to the Board on these subjects; and
- Talent Management — Review the Company's organizational leadership structure and oversee leadership development, talent management, and succession and continuity planning for the CEO and other executive officers.

Our Board has determined that all C&TD Committee members are independent under the NYSE listing standards, our categorical independence standards, and other independence requirements applicable to compensation committee members under NYSE rules.

Compensation *Committee Interlocks and Insider Participation* — No member of the C&TD Committee serves or has served as an officer or employee of the Company or any of our subsidiaries and, during 2024, no executive officer served on the compensation committee or board of any entity that employed any member of our C&TD Committee or Board.

For additional information on the C&TD Committee, including information regarding compensation consultants engaged during 2024, see the "Compensation Discussion and Analysis" beginning on page 43.

Nominating and Governance Committee

Chair: Claire Farley
Members: Jacques Aigrain, Lincoln Benet, Robin Buchanan, Bridget Karlin
Independence: All Members

4 Meetings
100% Attendance

The Nominating and Governance Committee is primarily responsible for identifying nominees for election to the Board and overseeing matters regarding corporate governance.

To fulfill those duties, the Nominating and Governance Committee has the responsibilities summarized below:

- Directors and Director Nominees — Identify and recommend candidates for membership on the Board and recommend committee memberships; director recruitment and succession planning;
- Director Compensation — Evaluate and recommend director compensation;
- Environmental, Social, and Corporate Governance Matters — Review the Company's environmental, social, and governance profile, policies, and disclosures and make necessary recommendations in coordination with the HSE&S Committee; review and propose modifications to the Company's corporate governance documents and policies; review strategy and ratings; and review and comment on shareholder proposals; and
- Administrative — Coordinate evaluations by committees and the full Board.

Health, Safety, Environmental and Sustainability ("HSE&S") Committee

Chair: Rita Griffin
Members: Robin Buchanan, Robert Dudley, Virginia Kamsky, Albert Manifold
Independence: All Members

5 Meetings
92% Attendance

The HSE&S Committee assists the Board in its oversight responsibilities by assessing the effectiveness of health, safety, environmental, and sustainability programs, reporting, and initiatives that support Company policies.

The specific responsibilities of the HSE&S Committee are summarized below:

- HSE — Review and monitor the Company's health, safety, environmental and climate policies and performance results, including processes to ensure compliance with applicable laws and regulations; review with management environment, health, safety, and product stewardship risks that can have a material impact on the Company; and review the status of related policies, programs, and practices;
- Sustainability — Provide oversight of the Company's sustainability programs, initiatives, and activities; review with management relevant sustainability risks and trends; and monitor the Company's progress on sustainability targets, ambitions, and reporting, including the Company's annual Sustainability Report; and
- Audit — Review and approve the scope of the Company's health, safety, and environmental audit program; regularly monitor audit program results; and review and approve the annual budget for the health, safety, and environmental audit program.

Finance Committee

Chair: Lincoln Benet
Members: Jacques Aigrain, Robert Dudley, Michael Hanley
Independence: All Members

4 Meetings
100% Attendance

The Finance Committee is responsible for monitoring and assessing such matters as the Company's capital structure and allocation, strategic transactions, debt portfolio, and tax and derivative strategies.

In fulfilling its duties, the Finance Committee has the responsibilities summarized below:

- Strategy — Review analyses and provide guidance and advice regarding acquisitions and divestments and discuss and review the Company's tax strategies, planning, and related structures;
- Capital — Review the Company's capital structure and capital allocation, including organic and inorganic investments; review and discuss the Company's dividend policy; and review and discuss share repurchase activities and plans; and
- Securities and Financing — Review and discuss the Company's debt portfolio, credit facilities, compliance with financial covenants, commodity, interest rate, and currency derivative strategies, and proposed securities offerings.

Other Governance Matters

Retirement Policy, Term Limits, and Director Commitments

Our Corporate Governance Guidelines and Rules for the Board of Directors provide that directors will not be re-nominated for election to the Board after they reach the age of 75. While the Board does not believe there is a specific age after which directors should no longer serve on boards, it does believe mandatory retirement ages are useful for promoting board refreshment; no waivers or exceptions to the rules have been granted and, since 2019, the Board has nominated five new directors to fill vacancies created by director retirements after reaching our mandatory retirement age.

The Board has not adopted term limits for its members. The Nominating and Governance Committee and the full Board regularly discuss board succession and refreshment and strive to maintain a balance of directors with varying lengths of service and ages. While the Board recognizes that term limits could assist in this regard, they may have the unintended consequence of causing the Board and the Company to lose the contribution of directors who over time have developed enhanced knowledge and valuable insight into the Company and its operations. The Board believes that the mandatory retirement age and an annual evaluation process for deciding whether to re-nominate individuals for election are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

As provided in our Corporate Governance Guidelines, the Board has established a Director Commitments Policy to help confirm our directors' service on other public company boards does not impair their ability to effectively serve on our Board. To that end, the Board believes that directors who are executive officers of publicly traded companies should not serve on more than two public company boards (inclusive of our Board) and that all other Board members should not serve on more than four public company boards (inclusive of our Board). In addition, if a member of the Company's Audit Committee serves on more than three public company audit committees, the Board determines whether such simultaneous service impairs the director's ability to serve effectively on our Audit Committee and discloses such determination in the annual proxy statement.

Code of Conduct

Our Code of Conduct, most recently refreshed in February 2025, covers a wide range of important topics including fair and accurate business dealings, conflicts of interest, corruption, health and safety, discrimination, environmental protection, and learning aids. In addition to the Code of Conduct for all employees and directors, the Company has a Financial Code of Ethics specifically for our CEO, CFO, Chief Accounting Officer and persons performing similar functions. Copies of these codes can be found on our website at *Investors.LyondellBasell.com* by clicking on Governance," then "Corporate Governance Documents." Any waivers of the codes must be approved, in advance, by our Board, and any amendments to or waivers from the codes that apply to our executive officers and directors will be posted on the "Governance" section of our website. No waivers or exceptions to the codes were granted in 2024.

We expect all employees to report possible violations or concerns regarding our Code of Conduct. We offer an independent whistleblower helpline and website, EthicsPoint, that enables employees and other stakeholders to report complaints anonymously. Our Chief Compliance Officer, who has a direct reporting line to the Audit Committee, provides regular reports to the Audit Committee on compliance with the Company's Code of Conduct, related training programs, and complaints received and investigated by the compliance function.

Public Policy & Political Engagement

We believe active participation in the political process is essential to our long-term success. LYB advances our public policy agenda through direct lobbying, involvement in various trade associations, and the LyondellBasell Political Action Committee (LYB PAC). Transparency and accountability are embedded into our public policy, political spending and lobbying actions. The Company maintains policies and procedures consistent with our Code of Conduct that support continued compliance with applicable political laws and regulations. Our engagement, including public policy advocacy directly and through trade associations, is subject to oversight by our senior management and CEO. In addition, the LYB PAC Board is responsible for the management of all LYB PAC activities, including the approval of all LYB PAC distributions.

LYB does not make direct political contributions to political parties or candidates using company resources (including monetary and in-kind services) in the U.S. or elsewhere, even where permitted by law. All political contributions to U.S. political parties or candidates are made through the LYB PAC, which is funded and managed voluntarily by employees. All of the LYB PAC's financial contributions strictly adhere to U.S. federal and state laws regarding contribution limits on amount and source, criteria and reporting requirements.

Our advocacy activities are directed toward advancing our business interests, to foster the protection and advancement of our operations and industries and not the personal political preferences of our executives or employees. Contributions are based upon advancing our business goals in a broad range of public policies, including, but not limited to: promoting a stable and predictable regulatory framework for our operations; advancing circularity initiatives, including recycling programs, extended producer responsibility regimes, and advanced and chemical recycling; fair and equitable tax policies that promote economic investment, job creation and global competitiveness; improving energy efficiency and sustainability programs, policies and activities; advancing innovation and technology in manufacturing; and improving work development programs to meet the needs of industry. Our advocacy is consistent with the Company's public policies on sustainability, advancing a circular economy and addressing climate change. Moreover, LYB policy prohibits directors and employees from using company resources for personal political causes or candidates, and specifies that LYB will not directly or indirectly reimburse any personal political contributions or expenses.

LYB has an established practice to determine which public policy issues are important to the Company. This process includes soliciting input from relevant business and functional departments. Key issues are discussed and prioritized by members of senior management.

In all of the Company's advocacy activities, we are committed to corporate responsibility, compliance and transparency. In 2023, we published our first Climate Advocacy Report, which describes our approach to climate advocacy including detailing our climate policy positions, setting out our approach to participating in trade associations, and evaluating trade association alignment with our climate policy positions. Our Climate Advocacy Report is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Reporting." In addition, the Company discloses its U.S. federal, state and local lobbying activity and expenditures as required by law. More information, including our statement of Principles for Public Policy for Sustainability, is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Public Policy & Political Engagement."

Dutch Corporate Governance Code

As a Dutch incorporated entity, we are subject to the Dutch Corporate Governance Code. The Code, most recently amended in 2022 and a copy of which can be found at *www.mccg.nl/english,* is a statement of principles and best practices for Dutch companies with an emphasis on integrity, transparency, and accountability as the primary means of achieving good governance. The Code's compliance principle is "comply-or-explain," which permits a Dutch company to comply with the best practices outlined in the Code or explain why the company has chosen to apply different practices.

The principles and practices prescribed by the Code are largely consistent with NYSE and SEC requirements and best practices for U.S. companies. Our Dutch Annual Report, which accompanies our 2024 Dutch Annual Accounts and can be found on our website at *Investors.LyondellBasell.com* by clicking "Financials", then "Annual Reports," discloses those instances where we have chosen to apply practices that differ from the Code. In general, these instances arise from our decision to apply practices that are more common or appropriate for NYSE traded companies than those called for by the Code. For example, although the Board's categorical standards for director independence incorporate the standards of both the Code and the NYSE, our Board has chosen to apply the standards of the NYSE where the two conflict, including with respect to the independence classification of directors nominated by Access Industries, a greater than 10% shareholder. Our Board believes that application of the NYSE independence standards is more appropriate for LYB, which is listed only on the NYSE and not on any exchange in the Netherlands. Our Board further believes that the service of Access nominees on the Company's key independent committees provides those committees with shareholder perspective and the significant skills, experience, and qualifications of these directors, to the benefit of the Board, the Company, and our stakeholders more generally.

Indemnification

We indemnify members of our Board to the fullest extent permitted by law so they will be free from undue concern about personal liability in connection with their service to the Company. Our Articles of Association establish this indemnification right, and we have also entered into agreements with each of our directors contractually obligating us to indemnify them.

Insider Trading Prohibitions

Our Board has adopted a policy prohibiting insider trading by directors, executives, and employees, establishing permissible trading windows, and providing preclearance requirements for certain transactions and trading arrangements by insiders. A copy of the Prohibiting Insider Trading Policy is included as an exhibit to our 2024 Annual Report on Form 10-K. LYB has also adopted cash management procedures that prohibit insider trading by LYB.

Director Compensation

Our Nominating and Governance Committee reviews director compensation on an annual basis and recommends any changes in compensation determined advisable. The Board seeks to award compensation that fairly compensates directors for the work required by membership on our Board and aligns director interests with those of our shareholders. The Nominating and Governance Committee gives consideration to the qualifications and caliber of the Company's directors and significant commitment required for service on our Board, including the additional time and effort required by overseas travel for our Board meetings.

Following its annual review in November 2024, the Nominating and Governance Committee endorsed, and the Board approved, the current director compensation policy with no changes. No increases to board retainers have been approved since 2014, apart from an increase in the annual retainer for the Board Chair in 2018 and an increase in the annual retainer for the Chair of the HSE&S Committee in 2023 to bring it in line with the Audit and C&TD Chair retainer.

> **Excluding Chair retainers,**
>
> # 11 years
>
> **with no director pay increase**

Our non-executive directors receive cash compensation and equity compensation, in the form of restricted stock units ("RSUs"), for their service on the Board and its committees. Members of the Board have the option to elect to receive all or a portion of the cash component of their compensation in Company shares. Our CEO does not receive any additional compensation for his service as a director.

Board Retainer	Cash	RSUs
Chair of the Board	$325,000	$325,000
Members	$115,000	$170,000

Committee Retainers	Chairs	Members
Audit	$27,500	$15,000
Compensation & Talent Development	$27,500	$10,000
Nominating & Governance	$20,000	$10,000
Health, Safety, Environmental & Sustainability	$27,500	$10,000
Finance	$20,000	$10,000

In addition to the retainers shown above, we provide members of the Board with a cash payment of $5,000 for each intercontinental trip taken in performing board service.

Share Ownership Guidelines

Members of our Board are subject to Share Ownership Guidelines. Under the Share Ownership Guidelines, non-executive directors are prohibited from selling any shares of the Company until they own shares that are valued at no less than six times their annual cash retainer for Board service, or $690,000 for all directors other than our Chair, whose ownership requirement is $1,950,000. Under the guidelines, only shares beneficially owned and RSUs (net of the anticipated tax obligation on vesting, estimated for these purposes at 50%) count towards meeting the ownership thresholds. Once a director has reached his or her required ownership level, he or she may not sell shares that would bring ownership below the threshold level.

Prohibition on Hedging and Pledging Shares

Pursuant to our Policy Prohibiting Insider Trading, directors are prohibited from purchasing, selling, or writing options on the Company's shares, engaging in short sales, participating in other derivative or short-term purchase or sale transactions, or otherwise engaging in transactions that would enable them to hedge against any decrease in our share price. Directors are also prohibited from pledging Company shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to directors' immediate family members and certain related entities and are intended to keep the interests of our directors aligned with the long-term interests of the Company and our shareholders.

Director Compensation in 2024

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Jacques Aigrain	360,000	315,056	8,253	683,309
Lincoln Benet	145,000	164,835	5,000	314,835
Robin Buchanan	135,000	164,835	–	299,835
Tony Chase	–	316,730	4,011	320,741
Bob Dudley	135,000	164,835	20,000	319,835
Claire Farley	150,000	164,835	24,011	338,846
Rita Griffin	152,500	164,835	24,011	341,346
Michael Hanley	152,500	164,835	26,421	343,756
Virginia Kamsky	135,000	164,835	24,011	323,846
Bridget Karlin[4]	84,918	166,927	15,000	266,845
Albert Manifold	157,295	164,835	5,000	327,130

[1] Includes retainers for services earned or paid through December 31, 2024. Mr. Chase elected to receive the cash component of his compensation in the form of shares of our common stock.

[2] Represents annual grants of RSUs for all directors and shares of stock issued in lieu of cash compensation for Mr. Chase.
The annual grants of RSUs are made in conjunction with the Board's regularly scheduled meeting in May of each year. The terms of the RSUs provide for vesting one year from the date of grant and for cash dividend equivalent payments when dividends are paid on the Company's shares. In 2024, the annual grant for each director, other than Mr. Aigrain and Ms. Karlin, was 1,692 units. Mr. Aigrain received 3,234 units, and Ms. Karlin received 1,694 units. These awards are the only stock awards outstanding at 2024 fiscal year-end for the non-executive directors. In accordance with FASB Topic ASC 718, Compensation — Stock Compensation ("ASC 718"), the grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date. See Note 15 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2024 for a description of accounting for equity-based compensation.
The shares received in lieu of cash compensation are issued at the same time quarterly cash payments for retainers and travel fees are otherwise made. The number of shares issued is based on the average of the closing price of the Company's shares over the quarter in which the compensation was earned. The shares issued in lieu of cash compensation in 2024 were as follows: Mr. Chase — 1,652 shares.

[3] Includes $5,000 for each intercontinental trip taken for work performed for the Company, other than Mr. Chase, who elected to receive his travel fees in shares. Also includes benefits in kind related to tax preparation and advice related to the directors' UK and Dutch tax returns and payments. The Company provides these services through a third party to members of our Board because of our unique incorporation and tax domicile situation. For Mr. Hanley, also includes reimbursements for fees related to Canadian tax advisory services in connection with UK income.

[4] Ms. Karlin was elected to the Board on May 24, 2024.

Item 2
Discharge of Directors from Liability

 **The Board recommends that you vote FOR the discharge of our directors from liability for the performance of their duties in 2024.**

Under Dutch law, shareholders may discharge the Company's Board of Directors from liability in connection with the exercise of duties during the most recently completed fiscal year. The discharge does not affect any potential liability under the laws of The Netherlands relating to liability upon bankruptcy and does not extend to matters that have not been disclosed to shareholders. It is proposed that shareholders resolve to discharge the Company's executive and non-executive directors in office in 2024 from liability in connection with the exercise of their respective duties during the year.

Item 3
Adoption of Dutch Statutory Annual Accounts

 **The Board recommends that you vote FOR the adoption of our 2024 Dutch statutory annual accounts.**

At the Annual Meeting, you will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2024, as required under Dutch law and our Articles of Association. Our Dutch statutory annual accounts are prepared in accordance with international financial reporting standards ("IFRS") and Dutch law. A copy of the 2024 Dutch statutory annual accounts can be accessed through our website at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports," and may be obtained free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com*.

The Company paid an aggregate of $5.36 per share in dividends from its 2024 Dutch statutory annual accounts, for a total of approximately $1.7 billion. This includes interim dividends of $1.34 per share paid in each of the second, third and fourth quarters of 2024 and $1.34 per share paid in the first quarter of 2025.

Discussion of Dividend Policy

Pursuant to the Dutch Corporate Governance Code, we provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy each year at our annual general meeting.

Our dividend policy continues to be to pay a consistent quarterly dividend, with the goal of increasing the dividend over time. Through March 31, 2025, we have paid an aggregate of approximately $24.9 billion in dividends since we began our dividend program in 2011, increasing the dividend payments from $0.10 per share in the second quarter of 2011 to the current rate of $1.34 per share. 2024 marked the Company's fourteenth consecutive year of annual dividend growth. The Company's strong balance sheet and results of operations support the continuation of this quarterly dividend program.

Pursuant to our Articles of Association, the Board has determined the amount, if any, out of our annual profits to be allocated to reserves prior to the payment of dividends. The portion of our annual profits that remains after the reservation is available for dividend payments as approved by shareholders. The determination to pay any dividends will be made after a review of the Company's expected earnings, the economic environment, financial position, and prospects of the Company, and any other considerations deemed relevant by the Board.

Item 4
Appointment of PricewaterhouseCoopers Accountants N.V. as the Auditor of our Dutch Statutory Annual Accounts

☑ **The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers Accountants N.V. ("PwC N.V.") as the auditor of our 2025 Dutch statutory annual accounts.**

The Board has selected PwC N.V. to serve as the auditor of our Dutch statutory annual accounts to be prepared in accordance with IFRS for the year ending December 31, 2025, and, in accordance with our Articles of Association, we are requesting that shareholders appoint PwC N.V. as auditor of such annual accounts. PwC N.V. has acted as the auditor of our Dutch statutory annual accounts since 2010. The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. During 2021, a new lead audit partner was selected for the Company. Representatives of PwC N.V. will be present at the Annual Meeting and may be questioned by shareholders in relation to PwC N.V.'s report on the fairness of the financial statements.

Item 5
Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm

☑ **The Board recommends that you vote FOR the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2025.**

The Board has selected PwC to serve as our independent registered public accounting firm for the year ending December 31, 2025. PwC has acted as our independent registered public accounting firm since 2010.

The Audit Committee, which annually recommends selection of the Company's independent accountants, reviews PwC's performance and independence on an ongoing basis and considers a number of factors in determining whether to re-engage PwC for the following year. The factors considered include, among others:

- the quality of the audit conducted and service provided;
- the qualifications and performance of the lead audit partner;
- the length of time PwC has served in the roles; and
- the reasonableness of fees charged.

The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. During 2021, a new lead audit partner was selected for the Company following meetings between the candidate and the Chair of the Audit Committee and Company management.

The Audit Committee believes the continued retention of PwC as the Company's independent registered public accounting firm for 2025 is in the best interest of the Company and its stakeholders.

Although shareholder ratification of the selection of PwC is not required, our Board is submitting the selection to shareholders for ratification because we value our shareholders' views on the Company's auditors. If our shareholders fail to ratify the selection of PwC, it will be considered as notice to the Board and Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may recommend that the Board select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stakeholders.

Representatives of PwC are not expected to attend the Annual Meeting; however, representatives of PwC N.V., the auditor of the Company's Dutch statutory annual accounts, will be present at the Annual Meeting and will have the opportunity to respond to appropriate shareholder questions and make a statement if they desire to do so.

Professional Services Fee Information

Fees for professional services provided by PwC in each of the last two fiscal years, in each of the following categories, were as follows:

(in millions)		2024		2023
Audit Fees	$	13.6	$	12.1
Audit-Related Fees		1.5		2.3
Tax Fees		0.7		0.6
All Other Fees		1.8		2.6
TOTAL	$	**17.6**	$	**17.6**

Audit Fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by PwC for the audit of our consolidated financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements, including comfort letters, statutory audits, attest services, and consents.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services by PwC that are reasonably related to the performance of its audit or review of the Company's financial statements and are not reported as audit fees herein. This category includes fees related to audits of benefit plans; agreed-upon or expanded audit procedures relating to accounting records required to respond to or comply with financial, accounting, or regulatory reporting requirements; and consultations as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by regulatory or standard-setting bodies.

Tax Fees consist of international tax compliance and corporate tax consulting.

All Other Fees consist of fees paid for services provided by PwC that are not included in the Audit, Audit-Related, and Tax categories. Such services include licensing of technical accounting libraries and tools and permissible advisory, consulting, and outsourcing services.

The Audit Committee has adopted procedures for the approval of PwC's services and related fees. Each year, the Audit Committee discusses the scope of the audit plan with PwC and all audit and audit-related services, tax services, and other services for the upcoming fiscal year are provided to the Audit Committee for pre-approval. The services, which may be provided in the upcoming twelve-month period, are grouped into significant categories substantially in the format shown above.

The Audit Committee is updated on the status of all PwC services and related fees on a periodic basis or more frequently as matters warrant. In 2024 and 2023, the Audit Committee pre-approved all audit, audit-related, tax and other services performed by PwC. As set forth in the Audit Committee Report below, the Audit Committee has considered whether the provision of non-audit services by PwC is compatible with maintaining auditor independence and has determined in the affirmative with respect to the services provided in 2024.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "Annual Report"), and to select the Company's independent auditor for ratification by shareholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles, and internal controls. The Company's independent auditor is responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2024 with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024. In addition, the Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in the Annual Report:

- First, the Audit Committee discussed with PwC those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.
- Second, the Audit Committee discussed with PwC its independence and received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether, and concluded that, PwC's provision of other non-audit services to the Company is compatible with the auditor's independence.
- Third, the Audit Committee met periodically with members of management, including the head of the Company's internal audit and internal controls functions, and PwC to review and discuss internal control over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2024, as well as PwC's report regarding the effectiveness of internal control over financial reporting.
- Finally, the Audit Committee reviewed and discussed with the Company's management and PwC the Company's audited financial statements as of and for the year ended December 31, 2024, including the acceptability and appropriateness of the accounting principles applied, the reasonableness of significant judgments, and the clarity of the disclosure.

The Audit Committee also discussed with the head of the Company's internal audit department and PwC the overall scope and plans of their respective audits. The Audit Committee meets periodically with both the head of the internal audit department and PwC, with and without management present, to discuss the results of their examinations and their respective evaluations of the Company's internal control over financial reporting.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports, and statements presented to them by Company management and by PwC as the Company's independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the Company's financial statements be included in the Annual Report. The Audit Committee has also approved the selection of PwC as the Company's independent registered public accounting firm for fiscal year 2025.

The Audit Committee

Michael Hanley, *Chair*
Jacques Aigrain
Anthony Chase
Claire Farley
Bridget Karlin

Item 6
Advisory Vote on Executive Compensation (Say-On-Pay)

☑ **The Board recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.**

We believe that our executive compensation program supports our executive compensation philosophy and goals, drives performance, encourages an appropriate sensitivity to risk, and increases shareholder value. Our philosophy, which is set by the C&TD Committee, is intended to align each executive's compensation with the Company's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate, and retain high-caliber executives who are crucial to our long-term success.

A significant portion of the total compensation opportunity for each of our executives is directly tied to the Company's progress against our strategic, operating, sustainability and safety goals.

We implement our philosophy and achieve our program goals by following certain key principles, including:

- positioning total direct compensation and each individual element of executive compensation near the median of our peer group companies, with consideration given to the relative complexity of comparable executive roles;
- aligning short-term incentive awards with annual operating, financial, and strategic objectives, while taking into account the realities of a cyclical industry and rewarding differential performance rather than favorable or unfavorable market circumstances; and
- rewarding absolute and relative performance over time through long-term equity incentive awards.

Results of Last Year's Say-On-Pay Vote

Our executive compensation program received substantial shareholder support and was approved, on an advisory basis, by approximately 98% of votes cast at the 2024 annual general meeting of shareholders. Our C&TD Committee and Board believe this level of approval of our executive compensation program demonstrates our shareholders' strong support of our compensation philosophy and goals and the decisions made by the C&TD Committee. They also believe the consistently high level of shareholder support for our executive compensation is a result of our C&TD Committee's commitment to compensating our executives in a manner that ensures a strong link between pay and performance and is reflective of our philosophy and goals, market best practices, and strong shareholder engagement.

Pay for Performance in 2024

The C&TD Committee believes that the compensation of our Named Executive Officers for 2024 is reasonable, appropriate, and supported by the Company's performance. The C&TD Committee works to ensure management's interests align with increasing shareholder value. The Board requests that you consider the structure of our executive compensation program in connection with our 2024 performance, which is more fully discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement that follows. The CD&A explains how we implement our compensation philosophy and goals and how we apply these principles to our compensation program. For additional information, see the section of this proxy statement titled "Pay Versus Performance" on page 77.

2025 Advisory Vote on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, we are requesting that shareholders vote on an advisory basis to approve the compensation of our Named Executive Officers in 2024, as described in this proxy statement. Shareholders have the opportunity to share their opinion regarding our executive compensation program by voting for or against the following resolution:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Company's proxy statement for the 2025 Annual General Meeting of Shareholders, including the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosure."

Although the advisory vote is non-binding, the Board values our shareholders' opinions. The C&TD Committee will review the results of the vote and consider shareholders' input when considering future decisions regarding our executive compensation programs. If you have concerns relating to our executive compensation programs, we encourage you to contact us because a vote against this proposal will not provide the C&TD Committee with information about shareholders' specific concerns.

The Company provides for annual say-on-pay votes, and the next say-on-pay vote will occur at our 2026 annual general meeting of shareholders. In accordance with SEC rules, shareholders will be given an opportunity to express their views on whether the practice of annual say-on-pay votes should be maintained at our 2029 annual general meeting of shareholders.

Compensation Discussion and Analysis

This section explains the decisions made concerning the compensation of the Company's Named Executive Officers ("NEOs") for fiscal year 2024. It also describes the Company's compensation philosophy, our executive compensation program, the process our C&TD Committee followed, and the factors the C&TD Committee considered in determining the amount of compensation awarded. Our NEOs for 2024 are Peter Vanacker, the Company's CEO; Michael McMurray, the Company's former CFO; and the three other most highly compensated executive officers of the Company in 2024. Their titles are provided below.



Peter Vanacker
CEO



Michael McMurray
Former EVP and CFO[1]



Torkel Rhenman
EVP – Advanced
Polymer Solutions



Kimberly Foley
EVP – Olefins &
Polyolefins
and Refining



Jeffrey Kaplan
EVP and
General Counsel

[1] Mr. Agustin Izquierdo succeeded Mr. McMurray as our EVP and CFO effective as of March 1, 2025. Mr. McMurray will continue in an advisory role at the Company until March 1, 2026.

Executive Summary

2024 Performance Highlights

$1.4 B	$4.3 B	$3.8 B	$1.9 B
Net Income	EBITDA ex. Identified Items[1]	Cash from Operating Activities	Returned to Shareholders

LYB faced challenging market conditions in 2024 head on, executing our strategy with discipline and focusing on delivering long-term value. We navigated a prolonged global down cycle and volatile market conditions, generating resilient results and positioning LYB for future sustainable growth. We also continued our track record of delivering solid returns to shareholders, marking our fourteenth consecutive year of annual dividend growth and returning $1.9 billion through dividends and share repurchases.

Sharpening our focus. Last year, we continued to focus on our three strategic pillars, unlocking value for shareholders and throughout LYB by (1) Growing and upgrading the core, (2) Building a profitable CLCS business, and (3) Stepping up performance and culture. We grow and upgrade the core by focusing on, investing in, and developing businesses where we have competitively advantaged technologies in strategic geographies. By taking an active approach to portfolio management, we are able to monetize divestitures, free up working capital, and reduce capital expenditures to support reinvestment in high-return opportunities. In 2024, we closed the divestiture of our ethylene oxide and derivatives business and completed the acquisition of our new propylene and polypropylene joint venture in Saudi Arabia. We also launched a strategic review of European assets in our Olefins & Polyolefins and Intermediates & Derivatives business segments in May 2024. In the first quarter of 2025, we ceased operations at our Houston refinery and are evaluating multiple options to transform the site for future growth. This year, we will continue to sharpen our focus and build on our legacy strengths with a disciplined approach to growth and expansion.

Providing sustainable solutions. In 2024, we continued to invest in building a profitable CLCS business to provide sustainable solutions at scale and create value while pursuing our climate and circularity ambitions. We began construction of our first catalytic chemical recycling plant in Wesseling, Germany. We acquired APK AG in Merseburg, Germany, allowing us to integrate its unique solvent-based low-density polyethylene recycling technology into our comprehensive portfolio for building a profitable CLCS business. We also commenced preliminary development of integrated hub models in Cologne, Germany and Houston, Texas, acquired mechanical recycling assets in Southern California, formed a plastics recycling joint venture in Southern China, and started operations at our Source One Plastics joint venture's plastic waste sorting and recycling facility in Eicklingen, Germany. In 2024, we secured power purchase agreements (PPAs) with an aggregate generation capacity that will enable us to meet our goal of procuring at least 50 percent of our electricity from renewable sources by 2030, based on 2020 procured levels.

Safety. In 2024, our employees and contractors demonstrated their commitment to outstanding safety performance. We achieved a total recordable incident rate ("TRIR") of 0.127, our second-lowest year for the company, and a process safety incident rate ("PSIR") of 0.021. Even as LYB continues to grow, we achieved the lowest number of injuries in company history. 70 of our manufacturing sites achieved GoalZERO (zero injuries, zero incidents and zero accidents), and 72 manufacturing sites were injury-free. We also achieved significant reductions in the occurrence of process safety events and environmental release events through effective execution of key site improvement plans.

Pay for Performance. The Company paid 2024 annual bonuses at 104% of target, reflecting challenging market conditions that impacted our EBITDA, offset by strong performance under our Safety and Value Creation targets and achievement of key sustainability milestones. There was 79% payout under the Company's PSUs for the three-year performance period ended December 31, 2024 reflecting the fact that the Company's total shareholder return ("TSR") was negative but fell in the upper half of selected peers and the Company's free cash flow ("FCF") per share fell below the target set by our C&TD Committee due to the challenging market environment in 2024. The performance metrics under the Company's annual bonus program and PSUs are further described under "2024 Executive Compensation Decisions in Detail." Our executives' annual bonuses, including their individual performance ratings, reflect our safety performance, their leadership, and their actions in support of our strategy, including our climate, circularity and culture initiatives.

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net income to EBITDA, including and excluding identified items. Identified items include adjustments for LCM, gain on sale of business, asset write-downs in excess of $10 million in aggregate for the period and refinery exit costs.

Key Compensation Practices

Our executive compensation practices support our pay for performance philosophy, align our executives' interests with those of our shareholders, and reflect best governance without encouraging unnecessary risk-taking.

<table>
<tr><td>

✅ **What We Do**

- ✓ **Pay for performance.** We tie a significant amount of compensation to our financial, business, strategic, safety, and sustainability goals.
- ✓ **Emphasize long-term performance.** We balance long-term and short-term incentives and use long-term equity incentive awards, including PSUs and RSUs, to reward sustained long-term performance.
- ✓ **Double-trigger vesting.** We provide for "double-trigger" vesting in connection with any change-in-control event.
- ✓ **Clawbacks.** We have a robust clawback policy so we can recover performance-based compensation in certain circumstances.
- ✓ **Share ownership guidelines.** We restrict our executives' and directors' ability to sell shares unless they first meet robust share ownership guidelines. We do not count PSUs or stock options toward compliance with these guidelines.
- ✓ **Prohibiting Insider Trading Policy.** We have a policy for directors, executives, and employees designed to prevent insider trading and require preclearance for transactions in LYB shares and 10b5-1 plans for insiders.
- ✓ **Independent compensation consultant.** We engage an independent consultant to advise on executive compensation matters, and our independent C&TD Committee meets regularly with the consultant in executive session.
- ✓ **Peer group benchmarking.** We use appropriate peer groups when establishing compensation.
- ✓ **Annual say-on-pay.** We hold an annual say-on-pay advisory vote.

</td><td>

❎ **What We Don't Do**

- ✗ **Excise tax gross-ups.** We do not provide for excise tax gross-ups in connection with change-in-control events or terminations.
- ✗ **Hedging or pledging.** We do not allow our officers and directors to hedge or pledge our stock.
- ✗ **Guaranteed bonuses.** We do not pay guaranteed bonuses.
- ✗ **Automatic compensation increases.** We do not automatically increase executive base salaries each year or make lock-step changes in compensation based on peer group compensation levels or metrics.
- ✗ **Reprice or exchange underwater options.** We do not permit option repricing or the buyout of underwater options without shareholder approval.

</td></tr>
</table>

Say-on-Pay and Shareholder Outreach

Our executive compensation program has received substantial and consistent shareholder support over the past several years. At the 2022, 2023, and 2024 annual general meetings of shareholders, approximately 97%, 98%, and 98% of votes were cast in favor of our executive compensation program, respectively. Our C&TD Committee and Board believe that the consistent high level of support from our shareholders is a result of our commitment to ensuring that our executives are compensated in a manner that provides a strong link between pay and performance.

The C&TD Committee and Board value our shareholders' insights and are committed to ongoing, regular dialogue with shareholders regarding executive compensation, among other matters. We consider shareholder feedback, evolving business needs, and our desire to maintain a strong link between executive pay and performance when evaluating our compensation program.



Recent Shareholder Support for Say-on-Pay

98%	98%	97%
2024	2023	2022

Noteworthy C&TD Committee Actions Since January 2024

Our C&TD Committee is responsible for determining the compensation of our executive officers and designing our executive compensation program. The Committee, together with its independent compensation consultant, continually reviews compensation trends and best practices, discusses shareholder and employee feedback on the Company's compensation programs, and considers the Company's talent development goals and business needs. Since January 1, 2024, the Committee and the Board of Directors took several noteworthy actions in relation to the Company's compensation programs:

2024 Highlights – LTI Program Updates

LTIP Vehicle Mix



40% RSUs

60% PSUs

For the 2024 LTI program, the C&TD Committee approved changes to eliminate stock options from the pay mix and grant LTI in the form of 60% PSUs and 40% RSUs. We believe that this mix of long-term incentives better ties compensation to achievement of performance targets and encourages executives to increase shareholder value over the long term while supporting talent retention. Outstanding options granted in 2023 and earlier vest ratably over three years and expire ten years from the date of grant.

In addition, the C&TD Committee changed RSU vesting under the LTI plan from three-year cliff vesting (for RSUs granted in 2023 and earlier) to three-year ratable vesting (for RSUs granted in 2024 and beyond). We believe that ratable vesting is more in line with the market and enhances employee retention while promoting gradual equity ownership.

Continued Focus on Safety and Sustainability

For 2024, 30% of the total payout under the STI program (20% Safety and 10% Sustainability) reflects the Company's ongoing commitment to safety, accountability and timely delivery of our climate and circularity goals.

Safety. In 2024, we achieved a total recordable incident rate ("TRIR") of 0.127, our second-lowest year for the company, and a process safety incident rate ("PSIR") of 0.021. We also achieved the lowest number of injuries in our history. 70 of our manufacturing sites achieved GoalZERO (zero injuries, zero incidents and zero accidents), and 72 manufacturing sites were injury-free. Our safety performance reflects the hard work and dedication of our employees and contractors, as well as our culture of operational excellence and accountability.

Sustainability. Under our sustainability metric, payout is based on the accomplishment of key milestones approved by the C&TD Committee. We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity goals. For 2024, we focused on three milestones: (1) execute Power Purchase Agreements with a cumulative volume of 700 GW of renewable electricity capacity; (2) leverage transformation projects to improve energy efficiency by 1% from a 2021 baseline; and (3) produce and market 180kt of recycled and renewable-based polymers in 2024.[1] Target performance levels for each milestone are summarized under "—2024 Executive Compensation Decisions in Detail—2024 Annual Bonus Payments—Company Performance" on page 50.

Value Creation Target

In February 2024, the C&TD Committee set the incremental Value Creation target for our STI program at $600 million recurring annual EBITDA by the end of 2024 to advance the Company's goal of delivering approximately $760 million of net income, or $1 billion of recurring annual EBITDA, by the end of 2025 under our Value Enhancement Program.[2] The C&TD Committee is committed to ensuring this target is rigorous and incentivizes reaching important milestones in our Value Enhancement Program, which generated results that exceeded our previous forecasts for 2023.

---

[1] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

[2] Year-end run-rate is estimated based on 2017-2019 mid-cycle margins and modest inflation relative to a 2021 baseline. See Appendix A for information about our non-GAAP financial measures.

What Guides our Program

Executive Compensation Philosophy

Our executive compensation program is designed to:

- Take into account the realities of a cyclical, commodity industry and reward differential performance
- Align the interests of management with those of our shareholders
- Encourage both short-term and long-term results
- Attract, retain, and incentivize the highest caliber team possible
- Enable us to pay high achievers above-market median compensation based on individual performance, potential, and impact to the Company's results
- Recognize and maintain the Company's market-leading position in health and safety
- Emphasize the Company's deep commitment to sustainability and increase focus on value creation

Components of Executive Compensation

Our compensation program is structured to incorporate the following compensation components:

	Base Salary	Short-Term Incentives	Long-Term Incentives	
	Cash	Cash	PSUs (60%)	RSUs (40%)
Timing	Annual	Annual	Three-year performance period	RSUs granted in 2024 and beyond vest ratably over three years; RSUs granted in 2023 and earlier cliff vest after three years
Metrics	Determined when executives are hired or promoted into their position and reviewed annually. Individual performance is a key driver of any annual base salary adjustment. Increases are not guaranteed and must be approved by the C&TD Committee.	Payout from 0 to 200% of target based on individual performance (for executives other than the CEO), and company performance in: • Business results (60%) • Safety (20%) • Sustainability (10%) • Value Creation (10%)	Target value at grant is determined as a percentage of base salary. Payout from 0% to 200% of target based on relative TSR and FCF per share performance over a three-year period. Relative TSR measure capped at 100% if TSR is negative.	Target value at grant is determined as a percentage of base salary. Value delivered through long-term stock price performance.
Rationale	Provides competitive levels of fixed pay to attract and retain executives.	Attracts and motivates executives by aligning compensation with key annual objectives and the results that are achieved.	Links executive compensation to long-term performance through key performance metrics and stock price, balancing internal and market-based measures.	Encourages executives to increase shareholder value over the long term and supports talent retention.
	Fixed	Performance-Based		Variable

Compensation Mix

Our executive compensation program emphasizes the alignment of pay with performance and shareholder value creation, and the mix of compensation components for our NEOs is heavily weighted toward performance-based and variable compensation. Our CEO's compensation package emphasizes performance-based and variable compensation even more than those of the other NEOs to reflect the fact that the CEO's actions have the greatest influence on the Company's overall performance. For 2024, the Total Target Direct Compensation ("TTDC") of our NEOs was as follows:



CEO
10% Base Salary
16% Target Bonus
44% PSUs
30% RSUs
90% Performance-Based or Variable
60% Performance-Based
All other NEOs
19% Base Salary
18% Target Bonus
38% PSUs
25% RSUs
81% Performance-Based or Variable
56% Performance-Based
Base Salary
Target Bonus
PSUs
RSUs

The Decision-Making Process

The C&TD Committee oversees our executive compensation program, working closely with its independent consultant to ensure the effectiveness of the program throughout the year.

Responsible Party	Primary Roles and Responsibilities
C&TD Committee *(100% independent directors)*	• Responsible for determining the compensation of our executive officers (including the NEOs) and designing our executive compensation program • With input from the Committee's independent compensation consultant, annually conducts a comprehensive analysis and assessment of our executive compensation program, including an evaluation of each component of target compensation for our executive officers, and approves TTDC for the coming year • Approves performance metrics and target performance levels for the Company's STI program and performance-based equity grants, after receiving input from management and other committees
Other Independent Members of Board of Directors	• Non-executive members of the Board, including the Chair, review and provide input on the C&TD Committee's decisions relating to the compensation of our executive officers • HSE&S Committee provides input regarding the design and payout for annual safety and sustainability performance metrics
Chief Executive Officer	• Each year, presents the C&TD Committee with recommendations regarding the compensation of each of the other executive officers (including the other NEOs). These recommendations are based on his assessment of each executive's performance, the performance of the executive's business unit or function, benchmark information, and retention risk • Provides input on the overall executive compensation program design • The C&TD Committee reviews CEO recommendations and makes adjustments as it deems appropriate. The CEO does not have any role in the Committee's determination of his own compensation
Independent Compensation Consultant *(Pearl Meyer)*	• Retained by the C&TD Committee, after assessment of the firm's independence and determining that the engagement of Pearl Meyer did not raise any conflict of interest or other concerns, to provide advice regarding executive compensation matters • Advises on the design of our executive compensation program and evolving industry practices • Provides market data and analysis regarding the competitiveness of our executive compensation program • Evaluates proposed compensation decisions and program updates • Attends regularly-scheduled meetings of the C&TD Committee and telephone conferences with members of the Committee or its Chair throughout the year to assist with the review and discussion of executive compensation matters

Competitive Positioning and Our Peer Group

Annually, the C&TD Committee reviews the TTDC for each of our executive officers, which includes base salaries, target bonuses, and the grant date value of long-term incentive awards. The Committee strives to set our NEOs' TTDC and each individual component of executive compensation near the median compensation levels of our peer group companies, while considering other factors described below. A large portion of the TTDC opportunity for our NEOs is directly tied to the achievement of financial and operational metrics that measure our performance in both absolute terms and relative to peers.

The Committee reviews publicly available financial and compensation information reported by our peer group companies (described below) and general survey data. The survey data used to inform the Committee's 2024 compensation decisions was collected from the 2023 Willis Towers Watson Executive Compensation Database. This survey data reflects a combination of general industry and chemical industry compensation for executives with responsibilities similar to those of our executives.

The Committee reviews the peer group and survey data to determine the median compensation for each executive's position and then sets each executive's base salary and compensation targets for the current year. This generally involves establishing an annual bonus target and the target value of LTI awards as a percentage of base salary. Median compensation is used as a reference point for pay recommendations. Actual pay and targets vary from median based on the executive's industry experience; experience and performance in his or her role and at the Company; value of the role to the Company; internal pay parity among our executives; and any other factors the Committee deems relevant.

The compensation peer group is also used more generally when the Committee reviews our compensation program design, including the types of compensation awarded and the terms and conditions of compensation components.

Our 2024 Peer Group

The C&TD Committee conducts an annual review of the Company's executive compensation peer group to determine if any changes are necessary. In choosing our peers, the Committee involves management and uses research and advice from the Committee's independent compensation consultant and considers companies that operate in similar industries or are identified as potential competitors for business or talent, with consideration given to company size and comparability of financial, operating and business considerations.

The C&TD Committee believes the 18-company peer group below represents a reasonable balance in terms of industry mix and financial size while providing a robust set of data points for benchmarking executive pay. In September 2023, the Committee reviewed and approved continuing to use the 2023 peer group for 2024.

3M Company	Dow Inc.	Honeywell International Inc.	Phillips 66
Archer-Daniels-Midland Company	DuPont de Nemours, Inc.	International Paper Company	PPG Industries, Inc.
Caterpillar Inc.	General Dynamics Corporation	Johnson Controls International	The Sherwin-Williams Company
Cummins Inc.	HF Sinclair Corporation	Linde plc	Valero Energy Corporation
Deere & Company		Marathon Petroleum Corporation	

The 2024 peer group reported 2024 revenue that ranged from approximately $12.4 billion to $143.2 billion, with a median revenue of approximately $36.3 billion. In comparison, the Company's 2024 revenue was approximately $40.3 billion. The 2024 peer group was used to develop the market data and benchmarking materials that were provided to the C&TD Committee to assist with the 2024 decision-making process.

2024 Executive Compensation Decisions in Detail

The compensation of our executive officers, including our NEOs, is reviewed and approved by the C&TD Committee at the time of each executive's hiring or promotion and annually during a regularly scheduled meeting held in February. Decisions are made based on the Company's and each executive's performance in the prior year, other than with respect to PSU payouts, for which decisions are based on Company performance over a three-year period. February 2024 compensation decisions included the approval of 2024 base salaries; target values, criteria and metrics for the 2024 annual bonuses to be paid in 2025; and 2024 grants of annual long-term incentive awards, including PSUs and RSUs, as described on page 55. In February 2025, the Committee approved payout of 2024 annual bonuses and the percentage earned for the PSUs granted in 2022 with a performance period that ended December 31, 2024.

2024 Base Salaries

The table below shows the base salaries for our NEOs in 2023 and 2024. Salary changes are generally approved at the C&TD Committee's February meeting and effective on April 1. The Committee reviews market data and considers internal pay parity when making its decisions. The Committee also considers each executive's performance during the prior year, any changes in responsibilities, and the executive's time in role. The 2024 salary increases for Messrs. McMurray and Kaplan, each effective April 1, 2024, represented annual salary adjustments to maintain market competitiveness. The 2024 salary increase for Ms. Foley, effective April 1, 2024, reflects her appointment as EVP, O&P and Refining following the departure of Mr. Ken Lane in March 2024.

Name	2023 Base	2024 Base	Increase
Peter Vanacker	$ 1,450,000	$ 1,450,000	—
Michael McMurray[1]	$ 850,000	$ 879,750	3.5%
Torkel Rhenman	$ 800,000	$ 800,000	—
Kimberly Foley	$ 700,000	$ 775,000	10.7%
Jeffrey Kaplan	$ 740,000	$ 765,900	3.5%

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025.

2024 Annual Bonus Payments

The Company's annual bonus program rewards participants for achieving the Company's annual objectives. Under this short-term incentive, or STI, program, the C&TD Committee establishes metrics and target performance levels and sets a target bonus, determined as a percentage of base salary, for each executive. In 2024, our NEOs' target bonuses were as follows.

Name	2023 Target Bonus (% of salary)	2024 Target Bonus (% of salary)
Peter Vanacker	160%	170%
Michael McMurray[1]	95%	95%
Torkel Rhenman	95%	100%
Kimberly Foley	95%	100%
Jeffrey Kaplan	90%	90%

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025.

The amount of target bonus earned depends on the C&TD Committee's determination of Company and individual performance under each of the STI program metrics. STI awards for 2024 were calculated in the same manner as in 2023.



Company Performance – Payout at 104% of Target

Payout for the Company performance component of the 2024 STI award was based on achievement of target performance levels for four metrics: business results, value creation, safety performance, and sustainability, weighted as described below.

Component and weighting	Threshold	Target	Maximum	Payout
Business Results				

60% — **EBITDA** Performance against Adjusted EBITDA Budget

Actual Result: **-5.7%**
-15.0% 0.0% 15.0%

62%

| **Value Creation** | | | | |

10% — **Milestones** Achievement of Value Enhancement Program targets

Actual Result: **$800M+**
$500M $600M $700M

200%

ESG

Safety Performance

20% — **TRIR (50%)** Injury Rate

Actual Result: **0.127**
0.314 0.208 0.096 **167%**

PSIR (50%) Process Safety Incident Rate

Actual Result: **0.021**
0.043 0.023 0.016 **138%**

153%

Sustainability

10% — **Renewable energy (33.3%)** Execute power purchase agreements with cumulative value of 700 GW of renewable electricity

Actual Result: **2042 GW**
0 GW 700 GW 1500 GW **200%**

Produce and market recycled and renewable-based polymers (33.3%) Produce and market 180kt globally in 2024[3]

Actual Result: **203kt**
80kt 150kt 200kt **139%**

Energy efficiency (33.3%) Progress energy efficiency projects to improve energy efficiency by 1%, relative to a 2021 baseline

Actual Result: **1.5%**
0% 0.5% 1% 1.5% 2% **151%**

Payout
0% 100% 200%

163%

| **OVERALL PAYOUT** | | | | **104%** |

[1] Mr. Vanacker's STI payouts are based entirely on Company performance. There is no individual performance component for the CEO.
[2] Overall payout under the STI program will not exceed 200% of an individual's target bonus.
[3] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Business Results (60%)

WHY EBITDA?

We believe that EBITDA is the financial measure that best enables shareholders to gauge our profitability and assess our business results. We determine performance under this metric by comparing EBITDA excluding identified items[1] to our annual EBITDA budget, after making certain non-discretionary adjustments at the end of the year to account for market tailwinds and headwinds. Our aim is to ensure that our compensation rewards differential rather than circumstantial performance. These adjustments are approved by the C&TD Committee to ensure they are rigorous and support the alignment of pay and performance.

Payout at 62% of target was based on 2024 EBITDA excluding identified items that came in below the Company's adjusted EBITDA budget for the year by 5.7%. We define EBITDA as Income from continuing operations before interest expense (net), provision for (benefit from) income taxes and depreciation and amortization. Identified items include the gain on sale of business, asset write-downs in excess of $10 million in aggregate for the period and refinery exit costs. At the C&TD Committee's discretion, the Company's annual EBITDA excluding identified items may be adjusted for the impact of certain extraordinary events during the year. For 2024, the C&TD Committee approved adjustments for LIFO inventory valuation and the impact of weather events and refinery closure costs.

EBITDA Budget Adjustments

At its regularly scheduled November 2023 meeting, the Board reviewed the Company's annual EBITDA budget for the coming year and, the following February, approved the final annual EBITDA target. After completion of the year, and in order to ensure that our executives are compensated on the basis of differential rather than circumstantial performance, the Company's EBITDA budget may be adjusted in four primary ways. These adjustments can increase the EBITDA budget in an upcycle or lower the budget in a downturn and are used as a tool to ensure the Committee pays for actual performance, not performance due to the volatility and cyclicality of the chemicals industry, which is heavily influenced by energy prices.

Specifically, these adjustments account for (i) differences between actual market margins or spreads and budget assumptions, (ii) movements in foreign-exchange rates, the mark-to-market of certain assets (e.g., precious metals), and the same fixed cost exclusions taken into account when measuring the Company's cost performance, (iii) LIFO inventory valuation adjustments, and (iv) the budget impact of significant unanticipated events. All adjustments are reviewed and approved by the C&TD Committee and are subject to certain thresholds before an adjustment will be considered. Adjustments for actual market margins or spreads are calculated using independent third-party sources whenever available, including IHS Markit (IHS) and Phillip Townsend Associates (PTAI). No market adjustments are made for businesses that do not have market references, including our Advanced Polymer Solutions (APS) and Technology segments. In 2024, additional adjustments were made for volume, margin and fixed costs impacts related to the Texas winter freeze and Hurricane Beryl.

The table below summarizes the approved adjustments, both positive and negative, to the Company's 2024 EBITDA budget by segment, which collectively decreased the EBITDA budget by 11.7%. To avoid disclosing competitively-sensitive information, we do not provide specific details on market impacts.

Segment(s)	Description of EBITDA Budget Adjustments
Olefins & Polyolefins – Americas	Ethylene cash margin (IHS), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Olefins & Polyolefins – Europe, Asia, International	EU ethylene variable margin (typical naphtha cracker), polyethylene spread (PTAI), polypropylene spread (PTAI), mark-to-market of joint ventures available-for-sale financial assets, and foreign exchange impact
Intermediates & Derivatives	U.S. methanol variable margin (IHS), styrene raw material margin (IHS), MTBE raw material margin (IHS), mark-to-market of precious metals, and foreign exchange impact
Refining	Maya 2-1-1 crack spread (net of RINs), co-product spread, and mark-to-market to hedge
All	Foreign-exchange rate impacts, mark-to-market adjustments, and fixed cost exclusions
Net EBITDA Budget Impact	**11.7%**

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net income to EBITDA, including and excluding identified items. Identified items include adjustments for LCM, gain on sale of business, asset write-downs in excess of $10 million in aggregate for the period and refinery exit costs.

Value Creation (10%)

WHY VALUE CREATION?

We aim to align executive compensation with the Company's evolving strategy and vision, which focuses on capturing value, improving agility and accelerating innovation. We believe our value creation metric incentivizes employees to bring forth new financial value creating ideas and initiatives in line with our new culture.

Payout under the value creation metric is determined by the achievement of incremental EBITDA targets supporting our goal of delivering up to $1 billion in recurring annual EBITDA[1] improvement by the end of 2025. Payout at 200% of target reflects 2024 recurring annual EBITDA[1] exit run-rate of over $800 million, exceeding our target of $600 million, bringing us closer to delivering on our long-term VEP goal.

Safety Performance (20%)

WHY SAFETY PERFORMANCE?

Operating in a safe, reliable manner protects our employees, our assets, and the communities in which we operate. We believe our focus on safety performance is the right thing to do, and it helps contain costs of operations and avoid operational upsets and reputational harm.

The C&TD Committee primarily considers the Company's performance in personal safety (50%) and process safety (50%) and has discretion to adjust the resulting payout to account for environmental incidents and extraordinary trends and circumstances. Personal safety is measured by the Company's total recordable incident rate ("TRIR"), calculated as the number of injuries per 200,000 hours worked. Process safety is measured by the Company's process safety incident rate ("PSIR"), which represents the number of Tier 1 incidents, as measured by the American Chemistry Council, per 200,000 hours worked. In 2024, the Company achieved TRIR of 0.127 and PSIR was 0.021, resulting in overall payout at 153% of target.

Sustainability (10%)

WHY SUSTAINABILITY?

To tackle the global challenges of plastic waste and climate change, we set 2030 goals to reduce our absolute scope 1 and 2 emissions by 42% and absolute scope 3 emissions by 30%. We also set a goal to produce and market at least 2 million metric tons of recycled and renewable-based polymers annually by 2030.[2] We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity goals.

The C&TD Committee considers the Company's achievement of key milestones supporting our sustainability goals. For 2024, the Committee set goals to achieve certain milestones, with target (100%) performance summarized below. Payout at 163% of target reflected the Company's delivery on these goals.

Milestone	Result
Execution of power purchase agreements Execute PPAs with cumulative volume of 700 GW of renewable energy capacity	**200% of target:** Signed PPAs with a combined renewable energy capacity of 2042 GW
Implementation of energy efficiency projects Progress energy efficiency projects to improve energy efficiency by 1%	**151% of target:** Completed projects improving energy efficiency by 1.5%
Recycled and renewable-based polymers Produce and market 180kt of recycled and renewable-based polymers[d]	**139% of target:** Produced and marketed 203kt of recycled and renewable-based products[1]

[1] See Appendix A for information about our non-GAAP financial measures.
[2] Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Individual Performance

The payouts awarded for the individual performance component of the NEOs' STI award reflect their individual contributions to achieving successful Company performance, whether they achieved or exceeded expectations for their respective roles, and any other significant factors during the year, such as special projects, challenges, or other performance issues. Individual performance ratings range from 0 to 200%.

Name	Individual Target Bonus		Company Performance Component				Individual Performance Component			STI Payout (as a % of salary)		STI Payout
Peter Vanacker	170%	x	104%						=	177%	$	2,563,600
Michael McMurray[(1)]	95%	x	((104%	x	75%)	+	(180%	x 25%))	=	117%	$	1,027,988
Torkel Rhenman	100%	x	((104%	x	75%)	+	(90%	x 25%))	=	101%	$	804,000
Kimberly Foley	100%	x	((104%	x	75%)	+	(150%	x 25%))	=	116%	$	895,125
Jeffrey Kaplan	90%	x	((104%	x	75%)	+	(150%	x 25%))	=	104%	$	796,153

(1) Mr. McMurray retired from his position as CFO effective March 1, 2025.

The C&TD Committee has determined that our CEO's payout under the STI program should be directly tied to, and determined by reference to, Company performance. There was no individual performance component to Mr. Vanacker's annual STI award. The Committee's evaluation of each other NEO's individual performance is described below.

Mr. McMurray's individual performance rating of 180% is the result of his outstanding leadership of the finance function. In 2024, he helped LYB navigate a challenging market environment, capitalizing on near-term opportunities without loosing focus on long-term goals. He served as a trusted partner to our CEO in successfully driving implementation of our new strategy, and was instrumental to the launch of two new strategic initiatives. He also served as the co-sponsor of the successful VEP initiative. He implemented an effective capital allocation strategy, growing the quarterly dividend by 7% through excellent cash flow management and resilient free cash flow, and achieved TSR results in line with our peers in a challenging market environment. He also proactively drove the M&A agenda to support the Company's portfolio optimization, vastly improving the organization's M&A capabilities. He invested heavily in developing his organization's talent, implementing individualized development plans for top potential employees, improving bench strength, and assisting with succession planning for the CFO role.

Mr. Rhenman's individual performance rating of 90% reflects his leadership of the Advanced Polymer Solutions ("APS") segment in the face of challenging headwinds in the automotive industry. In 2024, he continued to lead the segment in navigating the APS asset restructuring to lower costs and improve customer service levels. He progressed circular APS solutions offerings at OEMs, leading to strong growth and value creation, and drove the APS "At Your Service" transformation, significantly improving the APS net promoter score. He contributed to the success of the VEP, identifying and implementing projects within APS with the potential to deliver additional recurring EBITDA. He also continued to focus on safety, improving segment TRIR substantially by 33% to industry-leading levels. He upgraded APS leadership through critical changes and strengthened the succession plan. Despite these efforts, for 2024, business results did not meet the performance plan expectations.

Ms. Foley's individual performance rating of 150% is the result of her seamless transition to leadership of the Olefins & Polyolefins ("O&P") and Refining segments. After her appointment in March 2024, she completed onboarding and assumed global leadership of the O&P business unit, progressing several significant M&A projects and other strategic priorities, including the European strategic review, the NATPET joint venture acquisition, the Houston refinery transformation, a global polypropylene business strategy review, and development of net zero pathways for several sites. She played a key leadership role in accelerating technology improvements for existing projects. Through active management, and despite an already reduced-cost budget, she further reduced fixed costs by $85 million in 2024. She contributed significantly to the success of the VEP and other value creation initiatives. She also actively engaged with investors through investor relations roadshows and earnings calls.

Mr. Kaplan's individual performance rating of 150% reflects his leadership of the legal, enterprise risk management ("ERM"), real estate and procurement functions. In 2024, the scope of his role was expanded to include leadership of the procurement function, which he smoothly integrated into his responsibilities. Through his leadership and messaging, he helped drive a positive cultural shift in the procurement function, improving efficiency, focusing on bottom-line performance, and making good progress on VEP initiatives. He improved the Company's risk management processes and preparedness, including improving our ransomware response capabilities through the integration of our cybersecurity, corporate HSE, legal and ERM functions. In his role as General Counsel, he continued to effectively manage the Company's litigation risks and achieved successful resolution for several significant disputes. He also oversaw the planning, design and construction of the new Houston headquarters.

2024 Long-Term Incentives

2024 Grants of Awards

The long-term incentive awards granted to the NEOs in 2024 included PSUs (60%) and RSUs (40%). The allocation among these types of awards was determined by the C&TD Committee to be the most appropriate split between equity that is performance-based (PSUs) and time-based (RSUs). RSUs granted for 2022 and 2023 cliff vest after three years while RSUs granted in 2024 and beyond vest ratably over a three-year period. The C&TD Committee believes this mix balances executive retention with the ability to offer partial, near-term vesting to potential executive hires.



PSUs 60% Performance-based awards that pay out at 0 to 200% of target based on the Company's TSR over a three-year period and free cash flow per share relative to long-range plan projections. PSUs reward our executives if our performance over the period compares favorably to peers and expectations.

RSUs 40% Time-based awards that vest ratably over three years. RSUs provide retention value and encourage executives to consider the Company's long-term success, strengthening the alignment between their interests and those of our shareholders.

The value of long-term incentive awards granted to the NEOs is determined as a percentage of base salary. The C&TD Committee reviews the target awards annually and recommends changes based on the executive's time and experience in the position, changes in job responsibilities, and market data. At the February 2024 C&TD Committee meeting, it was determined that Mr. Kaplan would receive an increase in LTI target percentage in order to reflect his assumption of leadership for the Procurement function in addition to his existing responsibilities.

Name	2023 Target (% of base salary)	Total Value of 2023 LTI Awards	2024 Target (% of base salary)	Total Value of 2024 LTI Awards
Peter Vanacker	759%	$ 11,000,000	759%	$ 11,000,000
Michael McMurray[1]	400%	$ 3,400,000	400%	$ 3,519,000
Torkel Rhenman	310%	$ 2,480,000	310%	$ 2,480,000
Kimberly Foley	310%	$ 2,170,000	310%	$ 2,402,500
Jeffrey Kaplan	290%	$ 2,146,000	300%	$ 2,297,700

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

For a description of the vesting and forfeiture of LTI awards upon termination, please see "Potential Payments Upon Termination or Change in Control" on page 71.

2024 Grants of PSUs With a Performance Period Ending December 31, 2026 (60%)

60% of the value of our NEOs' annual equity award in 2024 was granted in the form of PSUs. The number of units awarded was determined by dividing that dollar amount by the fair market value of our stock on the grant date, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. PSUs accrue dividend equivalents during the performance period, which will be converted to additional units using the closing stock price as of the end of the performance period on December 31, 2026. Each unit deemed to be earned on the basis of Company performance will pay out in one share of the Company's common stock after the performance period concludes.

The number of 2024 PSUs earned will depend 50% on the Company's TSR over the performance period as compared to selected industry peers and 50% on free cash flow per share as compared to long-range plan projections. We believe use of relative TSR as a metric for performance provides transparency for shareholders and our executives, rewards our executives if we out-perform our peers, and promotes executive accountability to, and alignment with, our shareholders. Likewise, we believe use of free cash flow per share as a second metric to our PSUs also provides an important measure of performance and rewards our executives for their ability to generate cash from business operations, which is key to our ability to fund growth projects, repay debt, and return capital to shareholders. For further alignment with shareholder interests, the terms of the PSUs provide that no payout will be earned for any year in the performance cycle in which the Company's quarterly dividend is not paid.

TSR Rank Metric

To determine payout under the relative TSR metric, the C&TD Committee compares TSR for the entire three-year performance period, using a 20-day closing average stock price at the beginning and the end of the period and assuming all dividends are reinvested. As shown below, payout will range from 0 to 200% of target. There is no payout for TSR in the bottom quartile of the peer group.

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Positive TSR Payout	200%	200%	200%	200%	200%	180%	160%	140%	120%	100%	80%	70%	60%	50%	—	—	—	—	—
Negative TSR Payout	100%	100%	100%	100%	100%	95%	90%	85%	80%	75%	70%	60%	50%	40%	—	—	—	—	—

The companies that are used as comparators in determining our relative TSR performance (shown below) are seventeen of the Company's primary competitors, either directly or for investment dollars, in the chemicals industry. For 2024, the C&TD Committee approved use of an updated peer group focused on companies both within and outside of the S&P 500 Chemicals Index with business models most similar to that of the Company. Changes to the 2024 performance peer group included the removal of Albemarle Corporation, SABIC, DSM-Firmenich AG, and Asahi Kasei Corporation, and the addition of Olin Corporation, Arkema S.A. and Evonik Industries A.G. The C&TD Committee has provided for adjustments to the peer group in the event of bankruptcies, acquisitions, or going-private transactions involving any of the peers during the performance period.

2024 PSUs - TSR Peer Group Companies

Akzo Nobel N.V.	Dow Inc.	FMC Corporation	PPG Industries, Inc.
Arkema S.A.	DuPont de Nemours, Inc.	Huntsman Corporation	RPM International Inc.
BASF SE	Eastman Chemical Company	Methanex Corporation	Shin-Etsu Chemical Co., Ltd.
Celanese Corporation	Evonik Industries A.G.	Olin Corporation	Westlake Corporation
Covestro AG			

Free Cash Flow per Share Metric

To determine payout under the free cash flow per share metric, the C&TD Committee will compare the Company's average annual FCF per share during the performance cycle to the expected average annual FCF per share during the period. We define free cash flow per share as (i) cash flow from operating activities less capital expenditures for the year divided by (ii) the number of weighted average shares outstanding for the year.

Target FCF per share for the 2024 PSUs, which would result in 100% payout for the metric, was set by the C&TD Committee at the beginning of the performance cycle based on a reasonably-achievable level of performance as determined by the Company's long-range plan projections. While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the targets will be disclosed along with performance achievement after the performance period has ended and the awards are earned. As shown below, maximum payout of 200% for the metric is awarded if realized FCF per share is equal to or greater than 135% of target, representing a stretch goal that can be achieved only in the event of outstanding performance. There is no payout if realized FCF per share is less than 75% of target. Actual payout will be interpolated between data points.

FCF per Share (% of Target)	≥ 135%	130%	125%	120%	115%	110%	95-105%	90%	85%	80%	75%	< 75%
Payout	200%	183%	167%	150%	133%	117%	100%	88%	75%	63%	50%	—

2024 Grants of RSUs (40%)

In 2024, each of our NEOs received a number of RSUs calculated by dividing 40% of the dollar amount of his LTI target by the fair market value of the Company's shares, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. The 2024 RSU grants vest ratably over three years.

Upon vesting, holders of RSUs receive one share of the Company's common stock for each RSU. RSU holders also receive cash dividend equivalents on their units throughout the vesting period.

Payout of 2022 PSUs with a Performance Period Ended December 31, 2024

Each of our NEOs received a PSU award with a performance period that ended December 31, 2024. Payout of these PSUs is determined based 50% on the Company's TSR relative to our peers over the performance period and 50% on the Company's FCF per share relative to long-range plan projections. At its meeting in February 2025, the C&TD Committee determined that 79% had been earned under the 2022 PSUs, reflecting the fact that the Company's TSR was negative but fell in the upper half of selected peers and the Company's FCF per share fell below the target set by our C&TD Committee due to the challenging market environment in 2024. Payout under the TSR metric is capped at 100% if TSR is negative.

While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the performance period for the 2022 PSUs ended December 31, 2024. TSR and FCF per share targets for the 2022 PSUs are disclosed below, along with performance results.

TSR Rank Metric



Actual Result: -4.47%

Rank	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Peer Group TSR (%)	50.21	22.02	16.38	12.20	5.08	4.83	-4.47	-13.00	-18.53	-20.11	-20.67	-25.54	-36.69	-38.82	-42.20	-44.74	-47.97	-55.61	-55.73
Payout(%)	100	100	100	100	100	95	90	85	80	75	70	60	50	40	—	—	—	—	—

Free Cash Flow per Share Metric

Actual Result: $9.73

FCF per Share Target($)	≥ 16.02	15.43	14.84	14.24	13.65	13.06	11.87	10.68	10.09	9.50	8.90	< 8.90
Payout (%)	200	183	167	150	133	117	100	88	75	63	50	—

Additional Information Concerning Executive Compensation

Share Ownership and Holding Requirements

The Company's Share Ownership Guidelines require executives to achieve an ownership of Company shares that is valued at a percentage of their respective base salaries. Executives are expected to meet or exceed the guidelines within five years of their hiring or promotion into their role. They may not sell shares unless and until these ownership levels have been met and then only shares in excess of the required levels may be sold. Under the guidelines, only shares beneficially owned and RSUs count towards meeting the ownership thresholds. Performance awards, stock options, and dividend equivalents are not counted.

We determine compliance with our Share Ownership Guidelines on a quarterly basis. The number of shares held by each of our NEOs as a multiple of base salary as of December 31, 2024 is set forth below. Mr. Vanacker is still within the five-year transition period for attaining the required ownership. Mr. McMurray is no longer subject to the Share Ownership Guidelines following his departure as CFO on March 1, 2025.

Name	Required Ownership as a Multiple of Base Salary	Shares held as a Multiple of Base Salary	Complies or Within 5-Year Transition Period
Peter Vanacker	6x	7.2x	☑
Michael McMurray	4x	9.5x	☑
Torkel Rhenman	3x	9.0x	☑
Kimberly Foley	3x	5.6x	☑
Jeffrey Kaplan	3x	8.4x	☑

Clawbacks

Under the Company's clawback policy, a copy of which is attached to our 2024 Annual Report on Form 10-K in accordance with SEC rules, the C&TD Committee can elect to recover annual bonus or equity compensation from any executive determined to have engaged in misconduct that increased the value of the compensation he or she received. Annual bonus compensation may be recovered if an executive engages in misconduct, including any act or failure to act causing a violation of law, Company policies, or GAAP, whether or not such misconduct affected the calculation of his or her bonus compensation. In accordance with SEC rules and NYSE listing standards, our clawback policy also allows the Company to recover incentive-based compensation erroneously received by current or former executive officers after an accounting restatement. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.

Hedging and Pledging Policies

All of our executive officers, including our NEOs, are subject to our Policy Prohibiting Insider Trading. Under this policy, executives may not purchase, sell or write options on LYB shares, engage in short sales, or participate in any other derivative or short-term purchase or sale transactions that would enable them to hedge the economic risk of their share ownership. Additionally, our executives are prohibited from pledging LYB shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to executives' immediate family members and certain related entities and are intended to keep our executives' interests aligned with the long-term interests of the Company and our shareholders.

- **No hedging**
- **No short sales**
- **No pledging**
- **No margin accounts**

Grant Practices Specific to Stock Options

We do not currently grant stock options as part of our equity compensation programs. If stock options were to be granted in the future, LYB would not grant such options in anticipation of the release of material non-public information that is likely to result in changes to the price of our common stock, and would not time the public release of such information based on stock option grant dates. In 2024, none of our NEOs were awarded stock options.

Perquisites and Other Benefits

Our NEOs receive the same benefits generally provided to all of our employees, which include vacation allowances, Company matching under our 401(k) plan, Company contributions to our defined benefit pension plan, and health and welfare benefits. The perquisites received by our executives that are not offered to all employees include:

- Annual executive physical.
- Financial, tax, and estate planning — The Company will reimburse approximately $15,000 of expenses.
- Matching under the U.S. Deferral Plan — The Company makes contributions to the U.S. Deferral Plan for amounts that exceed the IRS base salary limits on matching under our 401(k) plan and contributions to our defined benefit pension plan. The value of the contributions is 11% for all base salary compensation in excess of the IRS limits.

From time to time, the Company provides other benefits to our executives that are intended for business purposes, including tax equalization payments, limited personal use of private aircraft or accompanying spouse travel, relocation benefits, and the payment of business club memberships or dues.

Tax equalization payments are designed to make executives whole if they incur income tax in jurisdictions other than their country and/or state of residence. For example, executives may travel to other jurisdictions on Company business and may be taxed based on days worked in those jurisdictions. If, and only to the extent, those additional taxes cannot be offset against the executive's regular income tax liability (such as in the form of credits), the Company will reimburse an amount sufficient to make the executive's tax liability equal to the full income tax for his jurisdiction of residence only.

The Company has agreements with Flexjet, LLC for a fractional ownership interest in and use of private aircraft. The primary use of the Flexjet aircraft is for business purposes, with limited personal use when adjacent to business purposes. From time to time, spouses, family members or personal guests may accompany our executive officers on Flexjet aircraft. The Company may also pay or reimburse the cost of occasional spouse travel related to business trips. When approved travel of a family member or guest is imputed as income to the executive officer, we reimburse the additional income tax incurred, as applicable. During 2024, Mr. Vanacker had flights that were considered taxable. The imputed income will be reported and taxed in 2025 with no tax reimbursements for these specific flights.

Taxes

Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of compensation paid to certain executives, including our CEO, CFO, and our three other most highly compensated officers, to $1 million annually. Historically, the deduction limit did not apply to certain performance-based compensation, and we took Section 162(m) and the deductibility of compensation, among other factors, into consideration in structuring our annual bonuses and certain long-term incentive awards.

The C&TD Committee will continue to consider tax implications (including the lack of deductibility under section 162(m)) among other relevant factors in designing and implementing our executive compensation programs. We will continue to monitor taxation, applicable incentives, standard practice in our industry, and other factors and adjust our executive compensation programs as needed.

Compensation Committee Report

The Compensation and Talent Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Talent Development Committee

Albert Manifold, *Chair*
Anthony Chase
Rita Griffin
Virginia Kamsky

Compensation Tables

Summary Compensation Table

The following table sets forth information with respect to the compensation of our NEOs for the years ended December 31, 2024, 2023, and 2022.

Name and Principal Position	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value[6] ($)	All Other Compensation[7] ($)	Total ($)
Peter Vanacker Chief Executive Officer	2024	1,450,000	—	12,586,300	—	2,563,600	18,836	399,728	17,018,464
	2023	1,437,500	—	8,978,151	2,664,298	2,946,400	16,479	503,366	16,546,194
	2022	861,538	1,900,000	9,676,036	2,500,004	1,398,485	13,547	669,379	17,018,989
Michael McMurray[1] Former Executive Vice President and Chief Financial Officer	2024	872,313	—	4,026,506	—	1,027,988	21,202	120,687	6,068,696
	2023	843,500	—	2,775,140	823,520	1,132,519	19,924	102,024	5,696,627
	2022	824,000	—	2,050,443	721,022	2,409,387	12,936	91,685	6,109,473
Torkel Rhenman Executive Vice President Advanced Polymer Solutions	2024	800,000	—	2,837,771	—	804,000	21,763	84,602	4,548,136
	2023	798,275	—	2,024,259	600,685	894,900	20,740	91,436	4,430,295
	2022	793,100	—	1,691,684	594,846	2,923,912	13,734	94,791	6,112,067
Kimberly Foley Executive Vice President Olefins & Polyolefins and Refining	2024	762,308	—	2,749,013	—	895,125	76,385	86,811	4,569,642
Jeffrey Kaplan Executive Vice President General Counsel and Procurement	2024	761,517	—	2,629,192	—	796,153	32,274	101,743	4,320,879
	2023	734,000	—	1,751,648	519,783	884,115	34,149	104,545	4,028,240
	2022	710,831	—	1,476,315	519,120	2,284,481	6,156	94,115	5,091,018

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

[2] Represents a cash sign-on bonus paid in connection with the 2022 appointment of Mr. Vanacker.

[3] Stock awards granted to NEOs in 2022, 2023, and 2024 include RSUs and PSUs. The RSUs are granted under the LyondellBasell Industries Long Term Incentive Plan (the "LTIP") and entitle the recipient to an equal number of shares of the Company's stock when the RSUs vest. RSUs granted in 2023 and earlier cliff vest after three years from the date of grant. RSUs granted in 2024 and beyond vest ratably over three years. RSUs receive cash dividend equivalents at the same time dividends are paid on the Company's stock. Amounts included in the table are the aggregate grant date fair values of the awards calculated in accordance with ASC 718. The PSUs are also granted under the LTIP. The PSUs entitle the recipient to a number of shares of the Company's common stock equal to the number of units, multiplied by an earned percentage that can range from 0 to 200% of the targeted number of units based on Company performance. The PSUs accrue dividend equivalents during the performance period in the form of additional units. See Note 15 to the Company's Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report") for a discussion of the calculation of the fair value of the awards. The PSUs for the three-year performance periods ended December 31, 2022, 2023, and 2024 paid out at 100%, 200%, and 79%, respectively.

Annual grants of RSUs and PSUs are made at the first regularly scheduled C&TD Committee meeting of the calendar year. The following is the aggregate grant date fair value of the PSUs granted in 2024 if we assumed the maximum amounts (200% of target) will be earned: Peter Vanacker - $12,586,300; Michael McMurray - $4,026,506; Torkel Rhenman - $2,837,771; Kimberly Foley - $2,749,012; Jeffrey Kaplan - $2,629,192.

(4) No stock options were granted in 2024. For 2023 and earlier, stock options were granted under the LTIP, and annual awards were made at the first regularly scheduled C&TD Committee meeting of the applicable calendar year. The stock options vest ratably over a three-year period beginning with the first anniversary of the date of grant and expire after ten years, except in the case of Mr. McMurray, whose outstanding and unexercised stock options will be exercisable for a period until the earlier of (i) the original expiration date or (ii) March 1, 2031. The amounts shown are the fair values of the stock options on the date of grant, in accordance with ASC 718. The fair values of stock options were calculated using the Black-Scholes option-pricing model. We use the Black-Scholes formula to calculate an assumed value of the options for compensation expense purposes; because the formula uses assumptions, the fair values calculated are not necessarily indicative of the actual values of the stock options.

(5) Amounts of Non-Equity Incentive Plan Compensation in 2024 include the annual bonuses paid out in March 2025 for performance during 2024.

(6) Amounts include changes during 2024 in the actuarial present values of benefits under the LyondellBasell Retirement Plan. The changes are calculated based on the difference between the total benefit actuarially reduced from age 65 to current age and the present value of the benefits under the plan. See the "Pension Benefits" table on page 69 for more information.

(7) Amounts included in "All Other Compensation" for 2024 in the table above include the following (amounts in dollars):

Name	Matching 401(k) Contributions[a] ($)	Matching Deferral Plan Contributions[b] ($)	Personal Use of Aircraft[c] ($)	Other[d] ($)	Total ($)
Peter Vanacker	20,700	121,550	239,104	18,374	399,728
Michael McMurray	20,700	58,004	—	41,983	120,687
Torkel Rhenman	20,700	50,050	—	13,852	84,602
Kimberly Foley	20,700	45,904	—	20,207	86,811
Jeffrey Kaplan	20,700	45,817	—	35,226	101,743

(a) Includes Company matching contributions to each NEO's 401(k).

(b) Includes Company contributions under the Company's U.S. Senior Management Deferral Plan. See the "Non-Qualified Deferred Compensation in 2024" table on page 70 for more information.

(c) Represents the approximate incremental cost to the Company for the personal use of Company aircraft by the NEO's spouse or personal guest in 2024 or the payment or reimbursement of commercial spouse travel related to business trips, as well as reimbursement of additional income tax incurred by the NEO when the cost of such travel is imputed as income. Approximate incremental cost for travel on Company aircraft has been determined based on the total trip charge for each flight segment divided by the total number of passengers traveling on that segment.

(d) Includes executive physicals; payment of professional fees for tax filings; financial planning allowances; and business club memberships and dues. None of these amounts individually exceeded the greater of $25,000 or 10% of the total amount of other compensation for the NEO in 2024.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units[4]	Grant Date Fair Value of Stock Awards ($)
		Target ($)	Max. ($)	Target (#)	Max. (#)		
Peter Vanacker	2/22/2024	2,465,000	4,930,000	—	—	—	—
	2/22/2024	—	—	69,328	138,656	—	8,043,435
	2/22/2024	—	—	—	—	46,219	4,542,865
Michael McMurray[5]	2/22/2024	835,763	1,671,525	—	—	—	—
	2/22/2024	—	—	22,179	44,358	—	2,573,190
	2/22/2024	—	—	—	—	14,786	1,453,316
Torkel Rhenman	2/22/2024	800,000	1,600,000	—	—	—	—
	2/22/2024	—	—	15,631	31,262	—	1,813,491
	2/22/2024	—	—	—	—	10,421	1,024,280
Kimberly Foley	2/22/2024	775,000	1,550,000	—	—	—	—
	2/22/2024	—	—	15,142	30,284	—	1,756,775
	2/22/2024	—	—	—	—	10,095	992,238
Jeffrey Kaplan	2/22/2024	689,310	1,378,620	—	—	—	—
	2/22/2024	—	—	14,482	28,964	—	1,680,202
	2/22/2024	—	—	—	—	9,655	948,990

[1] The grant date of February 22, 2024 is the date of the first regularly-scheduled Board meeting that follows the first regularly-scheduled C&TD Committee meeting of the calendar year when annual grants are made.

[2] The awards shown are the estimated possible payouts of the NEOs' annual bonus payments for performance in 2024. Actual bonus (STI) payments for 2024 are shown in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The NEOs' target bonuses are a percentage of base salary. The maximum shown in the table is the maximum amount that can be earned under the terms of the STI plan, which is 200% of target. Each performance measure is assessed and weighted, and payments can range from 0 — 200% of target.

[3] These awards represent PSUs granted in 2024, which are earned over a three-year performance period ending December 31, 2026, with payouts, if any, in the first quarter of 2027. The performance criterion for the PSUs is assessed, and payments can range from 0 — 200% of the target award, which is settled in shares. These awards accrue dividend equivalents during the performance period in the form of additional units.

[4] These awards represent RSUs awarded on February 22, 2024, which will vest ratably over a three-year period beginning on the grant date. RSU holders are entitled to receive cash dividend equivalents.

[5] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

Outstanding Equity Awards at December 31, 2024

| | Option Awards | | | | Stock Awards | | Equity Incentive Plan Awards | |
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Number of Unearned Shares, Units, or Other Rights That Have Not Vested[4]	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)
Peter Vanacker	64,128	32,063	101.51	5/23/2032	97,562	7,245,930	125,750	9,339,453
	35,711	71,418	94.65	2/23/2033	—	—	—	—
Michael McMurray	103,306	—	92.17	11/5/2029	30,742	2,283,208	39,619	2,942,503
	36,461	—	99.21	2/25/2031	—	—	—	—
	19,075	9,537	89.26	3/1/2031	—	—	—	—
	11,039	22,074	94.65	3/1/2031	—	—	—	—
Torkel Rhenman	10,666	—	80.68	7/15/2029	22,752	1,689,791	28,352	2,105,703
	38,402	—	78.15	2/20/2030	—	—	—	—
	30,707	—	99.21	2/25/2031	—	—	—	—
	15,737	7,868	89.26	2/24/2032	—	—	—	—
	8,051	16,102	94.65	2/23/2033	—	—	—	—
Kimberly Foley	2,433	—	103.89	2/21/2028	18,735	1,391,448	26,273	1,951,296
	1,707	—	78.15	2/20/2030	—	—	—	—
	434	—	57.32	8/1/2030	—	—	—	—
	7,540	—	99.21	2/25/2031	—	—	—	—
	5,781	2,890	89.26	2/24/2032	—	—	—	—
	2,221	1,110	77.80	10/15/2032	—	—	—	—
	7,046	14,088	94.65	2/23/2033	—	—	—	—
Jeffrey Kaplan	2,857	—	96.59	5/7/2025	20,369	1,512,806	25,490	1,893,142
	14,304	—	87.49	2/16/2027	—	—	—	—
	16,396	—	103.89	2/21/2028	—	—	—	—
	25,948	—	99.21	2/25/2031	—	—	—	—
	13,734	6,866	89.26	2/24/2032	—	—	—	—
	6,968	13,932	94.65	2/23/2033	—	—	—	—

[1] No stock options were granted in 2024. The vesting schedules of the unexercisable stock options are shown below:

Name	Total Unvested Stock Options	Exercise Price[a] ($)	2025 Vesting Details	2026 Vesting Details
Peter Vanacker	32,063	101.51	32,063 vesting on May 23, 2025	
	71,418	94.65	35,709 vesting on February 23, 2025	35,709 vesting on February 23, 2026
Michael McMurray[b]	9,537	89.26	9,537 vesting on February 24, 2025	
	22,074	94.65	11,037 vesting on February 23, 2025	11,037 vesting on February 23, 2026
Torkel Rhenman	7,868	89.26	7,868 vesting on February 24, 2025	
	16,102	94.65	8,051 vesting on February 23, 2025	8,051 vesting on February 23, 2026
Kimberly Foley	2,890	89.26	2,890 vesting on February 24, 2025	
	1,110	77.80	1,110 vesting on October 15, 2025	
	14,088	94.65	7,044 vesting on February 23, 2025	7,044 vesting on February 23, 2026
Jeffrey Kaplan	6,866	89.26	6,866 vesting on February 24, 2025	
	13,932	94.65	6,966 vesting on February 23, 2025	6,966 vesting on February 23, 2026

[a] The exercise price of all options is equal to the fair market value on the date of grant. The fair market value of all outstanding vested and unvested stock options as of June 13, 2022 was adjusted as a result of the special dividend paid in 2022. All stock options included in the table vest in three increments over a three-year period beginning on the first anniversary of the date of grant and expire ten years after the date of grant, except in the case of Mr. McMurray, whose outstanding and unexercised stock options will be exercisable for a period until the earlier of (i) the original expiration date or (ii) March 1, 2031.

[b] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

[2] Includes RSUs for each of the NEOs, the vesting schedules for which are shown below:

Name	Total Unvested RSUs	Vesting Schedule
Peter Vanacker	97,562	23,132 vesting on 5/23/2025
		28,211 vesting on 2/23/2026
		15,407 vesting on 2/22/2025
		15,406 vesting on 2/22/2026
		15,406 vesting on 2/22/2027
Michael McMurray[a]	30,742	7,236 vesting on 2/24/2025
		8,720 vesting on 2/23/2026
		4,930 vesting on 2/22/2025
		4,928 vesting on 2/22/2026
		4,928 vesting on 2/22/2027
Torkel Rhenman	22,752	5,970 vesting on 2/24/2025
		6,361 vesting on 2/23/2026
		3,475 vesting on 2/22/2025
		3,473 vesting on 2/22/2026
		3,473 vesting on 2/22/2027
Kimberly Foley	18,735	2,193 vesting on 2/24/2025
		881 vesting on 10/15/2025
		5,566 vesting on 2/23/2026
		3,365 vesting on 2/22/2025
		3,365 vesting on 2/22/2026
		3,365 vesting on 2/22/2027
Jeffrey Kaplan	20,369	5,210 vesting on 2/24/2025
		5,504 vesting on 2/23/2026
		3,219 vesting on 2/22/2025
		3,218 vesting on 2/22/2026
		3,218 vesting on 2/22/2027

[a] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

[3] Dollar values are based on the closing price of $74.27 of the Company's shares on the NYSE on December 31, 2024.

(4) Includes PSUs granted in 2023 and 2024 with three-year performance periods ending December 31, 2025 and December 31, 2026, respectively. We have included the target number of PSUs, although payouts on PSUs are made after the Company's financial results for the performance period are reported and the C&TD Committee determines achievement of performance goals and corresponding vesting, typically in mid to late February of the following year. The PSUs for the 2022-2024 performance period are not included in the table as they are considered earned as of December 31, 2024 for proxy disclosure purposes; those PSUs paid out at 79% and are included in the "Option Exercises and Stock Vested" table below. The PSUs in the table above include:

Name	PSUs with Three-Year Performance Period Ending December 31,	
	2025	**2026**
Peter Vanacker	56,422	69,328
Michael McMurray[a]	17,440	22,179
Torkel Rhenman	12,721	15,631
Kimberly Foley	11,131	15,142
Jeffrey Kaplan	11,008	14,482

(a) Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

Option Exercises and Stock Vested

	Option Awards		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Vanacker	—	—	56,530	4,533,367
Michael McMurray	16,940	384,358	21,510	1,800,091
Torkel Rhenman	—	—	17,866	1,496,995
Kimberly Foley	—	—	7,457	601,536
Jeffrey Kaplan	—	—	15,429	1,290,278

[1] The value realized on option exercise represents the difference between the option exercise price and the market price of the LYB shares when exercised.

[2] Includes RSUs that vested in 2024 and PSUs granted in 2022 with a performance period ended December 31, 2024. The C&TD Committee reviewed the achievement of performance goals for the PSUs granted in 2022, with a performance period ended December 31, 2024 in February 2025 and determined that 79% payout was earned. The number of shares acquired on vesting for both RSUs and PSUs is the gross number of shares for all NEOs, although we withhold shares in payment of minimum statutory withholding taxes when the awards vest. The value realized for RSUs is the number of gross shares vested multiplied by the market price on the date the restrictions lapsed. The value realized for PSUs is the number of gross shares vested multiplied by the market price on the date the C&TD Committee determined the earned percentage of shares for the PSUs. The table below shows the gross number of shares that vested under RSUs and PSUs for each of the NEOs in 2024.

Name	RSUs Vested in 2024	PSUs Earned for Performance Period Ending December 31, 2024
Peter Vanacker	10,640	45,890
Michael McMurray	6,980	14,530
Torkel Rhenman	5,878	11,988
Kimberly Foley	1,444	6,013
Jeffrey Kaplan	4,967	10,462

Pension Benefits

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Peter Vanacker	LyondellBasell Pension Plan	3	48,862	—
Michael McMurray[2]	LyondellBasell Pension Plan	5	85,967	—
Torkel Rhenman	LyondellBasell Pension Plan	5	97,298	—
Kimberly Foley	LyondellBasell Pension Plan	27	630,195	—
Jeffrey Kaplan	LyondellBasell Pension Plan	15	239,043	—

[1] The amounts shown in the table are the actuarial present value of each participant's accumulated benefits as of December 31, 2024, calculated on the same basis as used in Note 14 to our Consolidated Financial Statements in the 2024 Annual Report, with the exception that each participant was assumed to continue to be actively employed by us until age 65 (earliest unreduced retirement age) and immediately commence his benefit at that time.

[2] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's pension benefits upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 71.

The LyondellBasell Retirement Plan is a U.S. qualified defined benefit pension plan that provides pension benefits under a cash balance formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible employees become participants immediately upon employment and are fully vested upon the earliest of (i) three years of service, (ii) death, or (iii) reaching age 65. The notional account balance for each participant comprises a pay credit of 5% and interest credits, each of which are accumulated at the end of each quarter. Pay credits are based on quarterly base pay, as limited by the Internal Revenue Code, and interest credits are based on the 5th, 4th, and 3rd monthly-determined 30-year treasury rates before the start of that quarter. Benefits under the plan are payable upon separation from the Company.

Non-Qualified Deferred Compensation in 2024

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1][2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End[5] ($)
Peter Vanacker	145,000	121,550	21,526	—	476,529
Michael McMurray	—	58,004	129,230	—	703,009
Torkel Rhenman	—	50,050	41,875	—	335,252
Kimberly Foley	—	45,904	10,154	—	165,798
Jeffrey Kaplan	—	45,817	48,671	—	531,073

[1] The Company maintains a U.S. Senior Management Deferral Plan that allows executives to defer up to 50% of their base salary and up to 100% of their annual bonus and equity grants ("eligible pay") for payment at a future date. Funds deferred under this plan are allocated into notional accounts that mirror selected investment funds in our 401(k) plans, though the deferred funds are not actually invested and the Company may use separate assets to fund the benefit.

[2] Company contributions to the executives' Deferral Plan accounts are included in "All Other Compensation," but not "Salary," in the Summary Compensation Table. The Deferral Plan provides for Company contributions for that portion of pay that cannot be taken into account for matching contributions or accruals under the Company's 401(k) plan and defined benefit pension plan due to IRS limits. The eligibility for Company contributions begins in the Deferral Plan once the employee's salary has reached the IRS limits for those plans; actual contributions by the Company are made as of February 15 of the next calendar year. The Company's contribution occurs regardless of whether the employee has contributed any amounts under the Deferral Plan or 401(k) plan. Eligible employees must be employed as of February 15 in order to receive the Company contribution.

[3] Earnings on these accounts are not included in any other amounts in the tables included in this proxy statement, as the amounts of the NEOs' earnings represent the general market gains on investments and are not amounts or rates set by the Company for the benefit of the NEOs.

[4] Accounts are distributed as either a lump sum payment or in annual installments upon termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company contributions, and gains and/or losses related to their notional investment choices.

[5] The balance as of the last year includes the Company contributions made in respect of the NEOs' 2024 earnings, although amounts were not credited to the accounts for continuing NEOs until February 2025. The balance also includes contributions made by the employee as explained in footnote 1 above.

Potential Payments Upon Termination or Change in Control

Our NEOs participate in our Executive Severance Program, which provides for severance payments in certain events of termination of employment, provided the executive executes a release in favor of the Company. Under the terms of the Company's Executive Severance Plan, in the event of a termination by an NEO for Good Reason or by the Company without Cause, such NEO will receive a lump sum payment equal to (1) the sum of the NEO's base salary and target annual bonus amount for the preceding year (except the CEO, who will receive two times such sum), plus (2) an amount equal to the cost of 18 months of continuation coverage premiums for medical coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, at the subsidized rates that active employees pay to effectuate similar coverage in effect on the termination date. In the event that an NEO experiences a qualified terminated within two years of a change of control, the NEO will receive a one-time payment equal to two times the sum of his base salary plus target annual bonus (except the CEO, who will receive three times such sum). In each case, such NEO will also continue to receive subsidized coverage at active employee rates under the Company's life insurance plan for 18 months following the date of termination, if permissible, and will receive outplacement assistance with a provider designated by the Company.

Under the terms of the Company's STI program, all NEOs will receive pro rata annual bonus payments in the event of termination of employment due to death or disability or termination without Cause, payable following certification of payout under the STI program the following year. Additionally, under the terms of our LTIP and equity award agreements, our NEOs will receive accelerated or pro-rated vesting of their equity awards upon a qualified termination within one year of the change in control. The Company believes that this "double trigger" is appropriate because it ensures our executives do not have conflicts in the event of a change in control and also avoids windfalls for any employees whose employment with the Company or its successors continues following such an event. The treatment of the equity awards for the NEOs is the same as for all other employees who receive equity awards.

A summary of the treatment of equity awards granted through December 31, 2024 in different scenarios under the terms of our LTIP and the award agreements is provided below. "Cause" and "Good Reason" are defined in the Company's Executive Severance Plan as follows:

"Cause" means (i) the executive's continued failure (except where due to physical or mental incapacity) to substantially perform his or her duties; (ii) the executive's intentional misconduct or gross neglect in the performance of his or her duties; (iii) the executive's conviction of, or plea of guilty or nolo contendere to, a felony; (iv) the commission by the executive of an act of fraud or embezzlement against the Company or any affiliate; (v) the executive's breach of fiduciary duty, (vi) an executive's violation of the Company's Code of Conduct or (vii) the executive's willful breach of any material provision of any employment or other written agreement between the executive and the Company or an affiliate (as determined in good faith by the C&TD Committee) which is not remedied within 15 days after written notice is received from the Company or affiliate specifying the breach. Any determination of whether Cause exists shall be made by the C&TD Committee in its sole discretion.

"Good Reason" means the occurrence, without the Participant's express written consent, of (i) a material diminution in the executive's duties, responsibilities or authority; (ii) any material diminution of the executive's Base Salary; or (iii) the involuntary relocation of the executive's principal place of employment by more than 50 miles from the executive's principal place of employment immediately prior to such relocation. Any assertion by an executive of a termination of employment for "Good Reason" will not be effective unless certain conditions regarding notice and cure are satisfied.

Termination of Employment for Cause by the Company or without Good Reason by the Executive

- All unvested awards are forfeited. In the event of termination for Cause by the Company, unexercised stock options are also forfeited. In the event of resignation without Good Reason by the executive, previously vested but unexercised options may be exercised for 90 days after termination of employment.

Termination of Employment without Cause by the Company

- Stock options, RSUs, and PSUs vest pro rata.
- **Stock options:** Stock options provide for vesting in equal installments on the first three anniversaries of the grant date. In the event of termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until termination divided by the number of months from the date of grant until the original vesting date for that installment. The options may be exercised for 90 days after termination of employment.
- **RSUs:** RSUs provide for vesting in equal installments on the first three anniversaries of the grant date. In the event of termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until termination divided by the number of months from the date of grant until the original vesting date for that installment.
- **PSUs:** Pro-ration is determined based on the number of months worked from the beginning of the relevant performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on performance over the applicable three-year performance period as determined by the C&TD Committee in the first quarter after the end of the performance period and can range from 0 to 200% of target.

Termination of Employment with Good Reason by the Executive

- All unvested awards are forfeited and previously vested options may be exercised for 90 days after termination of employment.

Termination of Employment without Cause by the Company or with Good Reason by the Executive within 12 Months of a Change in Control

- **Stock options and RSUs:** All stock options and RSUs are immediately vested. Stock options remain exercisable for 90 days.
- **PSUs:** PSUs vest pro rata based on the number of months worked from the beginning of the performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on the C&TD Committee's determination of performance results as of the last quarter prior to the change in control.

Retirement

- Under the Company's award agreements, "Retirement" means an executive's termination of service (i) on or after age 55 with 7 years of service for Mr. Vanacker, (ii) on or after age 65 for Mr. Rhenman, (iii) on or after age 55 with 6 years of service for Mr. McMurray with regard to his LTI awards granted in 2024 and 2025, or (iv) on or after age 55 with 10 years of service for all other NEOs. For all NEOs, "Enhanced Retirement" means an executive's termination of service on or after age 60 with at least 10 years of service. Ms. Foley and Mr. Kaplan currently meet the requirements for Retirement. None of our other NEOs currently meet the requirements for Retirement or Enhanced Retirement. Mr. McMurray will meet the requirements for Retirement in 2026.
- In the event of Retirement, all awards vest pro rata, based on the same calculations as in the case of a termination without Cause. Stock options remain exercisable for five years or their original term, whichever is shorter. In the event of Enhanced Retirement, all awards vest in full on their original vesting schedule. The Company's award agreements provide that an executive who meets the requirements for Enhanced Retirement will be subject to non-competition, non-solicitation, and other restrictive covenants for two years following his or her retirement, and executives who meet the requirements for Retirement will also be subject to one-year restrictive covenants. Stock options remain exercisable for their original term.

Death or Disability

- **Stock Options and RSUs:** Stock options and RSUs vest immediately. The stock options remain exercisable for one year.
- **PSUs:** PSUs vest pro rata, based on the same calculations as for PSUs in the case of a termination without Cause.

Mr. McMurray stepped down from his role as CFO effective March 1, 2025. He will continue in an advisory role at the Company from March 1, 2025 until full retirement on March 1, 2026 (the "Retirement Date"). In connection with Mr. McMurray's role change, the Company and Mr. McMurray have entered into a letter agreement setting forth certain compensation terms, including continuation of his current base salary and continued eligibility to participate in the Company's compensation and benefit plans and programs for similarly situated executives through the Retirement Date. Mr. McMurray will continue to have a target bonus of 95% of his base salary under the Company's STI Plan, and payment for 2026 STI will be prorated as provided under the STI Plan for Retirement. He will have a 2025 target award of 400% of his base salary under the Company's LTI Plan. No LTI awards will be granted in 2026. All of Mr. McMurray's outstanding equity awards will be treated in accordance with the terms of the LTI Plan, provided however, that (a) outstanding options unexercised at the Retirement Date will be exercisable until the earlier of (i) the original termination date or (ii) March 1, 2031, and (b) LTI awards granted in 2024 and 2025 will be eligible for prorated vesting as provided under the LTI Plan for Retirement upon age 55 with 6 years of service.

In accordance with SEC disclosure requirements, the tables below show, in dollars, the amounts our NEOs could receive in different circumstances if the termination events occurred as of December 31, 2024. We excluded any amounts for benefits or payments that are available to all salaried employees of the Company. The amounts shown are not the amounts the NEO would actually receive in a termination event, but are calculated as described below.

Death or Disability

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$7,245,930	$7,946,073	—	$15,192,003
Michael McMurray	—	$2,283,208	$2,487,525	—	$4,770,733
Torkel Rhenman	—	$1,689,791	$1,903,615	—	$3,593,406
Kimberly Foley	—	$1,391,449	$1,382,610	—	$2,774,059
Jeffrey Kaplan	—	$1,512,806	$1,677,537	—	$3,190,343

Termination by NEO for Good Reason

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	—	—	$7,830,000	$7,830,000
Michael McMurray	—	—	—	$1,715,513	$1,715,513
Torkel Rhenman	—	—	—	$1,600,000	$1,600,000
Kimberly Foley	—	—	—	$1,550,000	$1,550,000
Jeffrey Kaplan	—	—	—	$1,455,210	$1,455,210

Retirement or Termination without Cause

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$4,788,855	$7,946,073	$7,830,000	$20,564,928
Michael McMurray	—	$1,551,574	$2,487,525	$1,715,513	$5,754,612
Torkel Rhenman	—	$1,166,558	$1,903,615	$1,600,000	$4,670,173
Kimberly Foley	—	$891,833	$1,382,610	$1,550,000	$3,824,443
Jeffrey Kaplan	—	$1,039,186	$1,677,537	$1,455,210	$4,171,933

Termination without Cause or by NEO for Good Reason within 12 Months of a Change in Control

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$7,245,930	$7,946,073	$11,745,000	$26,937,003
Michael McMurray	—	$2,283,208	$2,487,525	$3,431,025	$8,201,758
Torkel Rhenman	—	$1,689,791	$1,903,615	$3,200,000	$6,793,406
Kimberly Foley	—	$1,391,449	$1,382,610	$3,100,000	$5,874,059
Jeffrey Kaplan	—	$1,512,806	$1,677,537	$2,910,420	$6,100,763

[1] The values for stock options included are calculated based on the number of options that would vest, multiplied by the difference between $74.27, the market value of our common stock as of December 31, 2024 (determined as the closing price of our common stock on the last preceding trading day), and the exercise price of the stock option. Amounts actually received by the NEO would depend on the fair market value of our shares after his termination when the options are exercised.

[2] The values of the RSUs are based on the number of RSUs that would vest multiplied by the fair market value of our stock on December 31, 2024, which may be different than the fair market value of our stock upon a termination event.

[3] PSUs accumulate dividend equivalents that are converted to additional units at the end of the performance period, subject to the same terms and conditions as the original award. The values of the PSUs are based on the number of units that would vest multiplied by the market value of our stock on December 31, 2024. The values above assume that the payout is at target, or 100%. The actual payout would be determined by the C&TD Committee after the performance period or, in the case of termination without Cause or by the NEO for Good Reason within 12 months of a change in control, as of the end of the last quarter prior to the change in control. Also, although the values are calculated as of December 31, 2024, the shares would not be issued until the first quarter after the end of the original performance period of the awards.

[4] Cash Severance Payment includes target bonus payment under the 2024 STI program. Cash severance is not payable in the event of Death or Disability and Retirement.

[5] In addition to the above, each of the NEOs would receive a lump sum payment of approximately $35,000 for the cost of eighteen months of continuation coverage premiums for medical coverage for himself and his dependents in any termination event other than death and disability. All NEOs would also receive Company-provided outplacement services for 12 months.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[2][3]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[4]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[5]
Equity compensation plans approved by security holders[1]	5,628,128	$ 91.40	8,630,678
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**5,628,128**	**$ 91.40**	**8,630,678**

[1] Includes the LyondellBasell Industries Long Term Incentive Plan, as amended and restated (the "LTIP"), and the LyondellBasell Global Employee Stock Purchase Plan, as amended and restated (the "ESPP").

[2] Includes 1,943,010 shares that may be issued pursuant to outstanding stock options and 1,418,214 shares that may be issued pursuant to outstanding RSUs. Additionally, 1,133,452 PSUs were outstanding as of December 31, 2024, including accrued dividend equivalents. The C&TD Committee determines the actual number of shares the recipient receives at the end of a three-year performance period which may range from 0 to 200% of the target number of shares. Because up to 200% of the target number of shares may ultimately be issued, we have included an aggregate of 2,266,904 shares, the maximum possible payout under the PSUs, as the number that may be issued.

[3] Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes. However, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

[4] Includes only the weighted-average exercise price of the outstanding stock options. Does not include RSUs or PSUs, as those awards have no exercise price associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (3) above.

[5] The shares remaining available as of December 31, 2024 include 6,245,410 shares under the LTIP and 2,385,268 shares under the ESPP.

CEO Pay Ratio

Pursuant to SEC rules, we are required to provide the following information with respect to fiscal 2024:

- The annual total compensation of the global median employee of our company (other than Mr. Vanacker, our CEO), was $111,898;
- The annual total compensation of Mr. Vanacker, our CEO, was $17,018,464; and
- Based on this information, the ratio of the annual total compensation of our CEO to the annual total compensation of the global median employee is 152 to 1.

For fiscal year 2024, we used the same global median employee as for 2023, who was selected as an employee with substantially similar compensation to the (since departed) 2022 global median employee. We calculated 2024 total compensation for the selected employee using the same methodology used for our NEOs, as set forth in the Summary Compensation Table.

The global median employee for fiscal year 2022 was identified by examining the 2022 total compensation for all regular full- and part-time employees who were actively employed by the Company on December 31, 2022 and students and interns who were hired for partial periods during 2022. For these employees, annual compensation was calculated using the following methodology and guidelines:

- To find the annual total compensation of all of our employees (other than our CEO), we considered all gross and net components of compensation (including short- and long-term incentives) received by each employee and documented in the year-end payroll records for 2024.
- Compensation for full- and part-time employees hired during 2024 and still active as of December 31, 2024 was annualized. Compensation for all students and interns hired for partial periods during 2024 was not annualized.
- Annual compensation for expatriate employees and employees involved in permanent cross-border transfers during 2024 was calculated using all relevant country payroll records.

In accordance with SEC rules, we will select a new global median employee for 2025, using methodology and guidelines consistent with those described above.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO NEOs and Company performance for fiscal years listed below. The C&TD Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the fiscal years shown.

Year	Summary Compensation Table Total for Bhavesh Patel[1] ($)	Compensation Actually paid to Bhavesh Patel[1][2] ($)	Summary Compensation Table Total for Kenneth Lane[1] ($)	Compensation Actually Paid to Kenneth Lane[1][2] ($)	Summary Compensation Table Total for Peter Vanacker[1] ($)	Compensation Actually Paid to Peter Vanacker[1][2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2] ($)	Value of Initial Fixed $100 Investment Based On:[3] TSR ($)	Peer Group TSR ($)	Net Income ($MM)	EBITDA[4] ($MM)
2024	—	—	—	—	17,018,464	6,514,999	4,876,838	2,986,341	106.51	146.15	1,367	3,456
2023	—	—	—	—	16,546,194	21,206,198	5,168,076	7,754,168	128.90	146.45	2,121	4,509
2022	—	—	8,798,076	9,046,842	17,018,989	14,863,867	5,818,984	6,400,521	106.81	131.89	3,889	6,301
2021	19,011,033	1,514,901	—	—	—	—	4,615,231	4,648,678	107.73	148.63	5,617	8,689
2020	15,570,513	16,833,907	—	—	—	—	3,288,167	3,043,798	102.57	118.05	1,427	3,285

[1] Bhavesh Patel was our PEO from January 1, 2020 to December 31, 2021. Kenneth Lane (who served as Interim CEO) was our PEO from January 1, 2022 to May 22, 2022. Peter Vanacker is our PEO since May 23, 2022. The Non-PEO NEOs for whom the average compensation is presented in this table are:
  [a] for 2024: Michael McMurray, Torkel Rhenman, Kimberly Foley, and Jeffrey Kaplan;
  [b] for 2023: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle;
  [c] for 2022: Michael McMurray, Torkel Rhenman, Jeffrey Kaplan, and Jim Guilfoyle;
  [d] for 2021: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle; and
  [e] for 2020: Michael McMurray, Kenneth Lane, Torkel Rhenman, Jeffrey Kaplan, and Daniel Coombs.
[2] The amounts shown as Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described below. Deductions from, and additions to, 2024 total compensation in the Summary Compensation Table to calculate Compensation Actually Paid consist of:

	Vanacker ($)	Average Non-PEO NEOs ($)
Total Compensation from Summary Compensation Table	**17,018,464**	**4,876,838**
Adjustments for Pension		
Adjustment for Summary Compensation Table Pension	(18,836)	(37,906)
Amount added for current year service cost	15,109	17,833
Amount added for prior service cost impacting current year	—	—
TOTAL ADJUSTMENTS FOR PENSION	**(3,727)**	**(20,074)**
Adjustments for Equity Awards		
Adjustment for grant date values in the Summary Compensation Table	(12,586,300)	(3,060,620)
Year-end fair value of unvested awards granted in the current year	9,365,914	2,276,275
Year-over-year difference of year-end fair values for unvested awards granted in prior years	(7,334,035)	(1,728,829)
Fair values at vest date for awards granted and vested in current year	—	—
Difference in fair values between prior year end fair values and vest date fair values for awards granted in prior years	54,683	642,751
Forfeitures during current year equal to prior year-end fair value	—	—
Dividends or dividend equivalents not otherwise included in the total compensation	—	—
TOTAL ADJUSTMENTS FOR EQUITY AWARDS	**(10,499,739)**	**(1,870,423)**
Compensation Actually Paid (as calculated)	**6,514,999**	**2,986,341**

(3) The Peer Group TSR set forth in this table utilizes the S&P 500 Chemicals Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2024. The comparison assumes $100 was invested, for the period starting December 31, 2019 through the end of the listed year, in the Company and in the S&P 500 Chemicals Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(4) We determined EBITDA, which is a non-GAAP financial measure, to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non PEO NEOs in 2020 through 2024. EBITDA is a non-GAAP financial measure. More information on EBITDA can be found in Appendix A to this proxy statement. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years for the Company and the S&P 500 Chemicals Index TSR.



PEO and Average Non-PEO NEO Compensation Actually Paid Versus LyondellBasell Industries N.V. TSR and S&P 500 Chemicals Index TSR

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and the Company's Net Income during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus LyondellBasell Industries N.V. Net Income



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and our EBITDA during the five most recently completed fiscal years.

PEO and Average Non-PEO Compensation Actually Paid Versus LyondellBasell Industries N.V. EBITDA



Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2024 to Company performance. The measures in this table are not ranked.

(in alphabetical order)
EBITDA
Free Cash Flow per Share
Safety
Sustainability
Value Creation

Item 7
Authorization to Conduct Share Repurchases

 **The Board recommends that you vote FOR the proposal to grant authority to the Board to repurchase up to 10% of our issued share capital until November 24, 2026.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to authorize our Board to repurchase shares. At the annual general meeting of shareholders held on May 24, 2024, shareholders authorized the Board to repurchase up to 10% of our issued share capital. As of April 1, 2025, we have repurchased an aggregate of approximately 3.8 million shares pursuant to this authorization.

Adoption of the current proposal will give us the flexibility to continue to repurchase shares if we believe it is an appropriate use of our liquidity. The number of shares repurchased, if any, and the timing and manner of any repurchases will be determined after taking into consideration prevailing market conditions, our available resources, and other factors that cannot now be predicted.

In order to provide us with sufficient flexibility, we propose that shareholders grant authority to the Board to repurchase up to 10% of our issued share capital as of the date of the Annual Meeting (or, based on the number of shares issued as of April 1, 2025, approximately 34,042,250 shares) on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price ("VWAP") for our shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our shares on the NYSE over the term of the arrangement. The VWAP for any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.

If approved, the authority will extend for 18 months from the date of the Annual Meeting, or until November 23, 2026, and will replace the current repurchase authorization of the Board which was approved by shareholders at the annual general meeting on May 24, 2024. Any shares repurchased under this authority may be cancelled pursuant to the authorization to cancel shares requested under Item 8 below.

Item 8
Cancellation of Shares

☑ **The Board recommends that you vote FOR the proposal to cancel all or a portion of the shares in our treasury account.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to cancel ordinary shares that are held in treasury by us, or that may in the future be held in treasury by us as a result of share repurchases. Also under Dutch law, the number of shares held by us, or our subsidiaries, may not exceed 50% of our issued share capital at any time.

As of April 1, 2025, we held approximately 17,585,050 shares in our treasury account, primarily as the result of share repurchases. Treasury shares, if not cancelled, may be used for general corporate purposes, including for issuance under our equity compensation plans.

We are requesting that shareholders approve the cancellation of all or any portion of shares held in our treasury account or that may be repurchased pursuant to the authority requested under Item 7, above.

If this Item 8 is adopted, the cancellation of treasury shares may be executed in one or more tranches. The number of treasury shares that will be cancelled, if any, will be determined by the Board. If the Board determines it is appropriate to cancel our shares, we will follow the procedure set forth under Dutch law to cancel treasury shares from time to time. In accordance with Dutch statutory provisions, the cancellation of treasury shares will not be effective until two months after the resolution to cancel treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once the procedure is complete, the relevant treasury shares will be cancelled.

If this Item 8 is not approved, we will not cancel any treasury shares unless the general meeting of shareholders approves such cancellation at a later date.

Securities Ownership

Significant Shareholders

The table below shows information for shareholders known to us to beneficially own more than 5% of our shares.

	Shares Beneficially Owned	
Name and Address	**Number**	**Percentage**[1]
Certain affiliates of Access Industries, LLC[2] 40 West 57th Street, 28th Floor, New York, NY 10019	65,285,504	20.2%
The Vanguard Group[3] 100 Vanguard Blvd., Malvern, PA 19355	31,223,387	9.7%
BlackRock, Inc.[4] 50 Hudson Yards, New York, NY 10001	24,051,819	7.4%
Dodge & Cox[5] 555 California Street, 40th Floor, San Francisco, CA 94104	16,965,832	5.3%

[1] All percentages are based on 322,837,438 shares outstanding as of April 1, 2025.

[2] Information is based on a Form 4 filed with the SEC on February 29, 2024. Access Industries is a privately-held U.S. industrial group which controls directly or indirectly AI Investments Holdings LLC and certain other entities that are recordholders of our outstanding shares (collectively, the "Access Recordholders"). Len Blavatnik controls Access Industries and may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members, and managers thereof (including, without limitation, Mr. Blavatnik), other than the applicable Access Recordholder, disclaim beneficial ownership of any shares owned by the Access Recordholders.

[3] Information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group reporting beneficial ownership of the Company's stock as of December 31, 2023. The shareholder reports sole voting power with respect to 0 shares, shared voting power with respect to 334,291 shares, sole dispositive power with respect to 30,072,263 shares, and shared dispositive power with respect to 1,151,124 shares.

[4] Information is based on a Schedule 13G/A filed with the SEC on February 6, 2024 by BlackRock, Inc. reporting beneficial ownership of the Company's stock as of December 31, 2023, on behalf of its direct and indirect subsidiaries including BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Asset Management Deutschland AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The shareholder reports sole voting power with respect to 21,714,243 shares and sole dispositive power with respect to 24,051,819 shares.

[5] Information is based on a Schedule 13G/A filed with the SEC on February 13, 2025 by Dodge & Cox reporting beneficial ownership of the Company's stock as of December 31, 2024. The shareholder reports sole voting power with respect to 16,005,632 shares and sole dispositive power with respect to 16,965,832 shares.

Beneficial Ownership

Information relating to the beneficial ownership of our shares by each director, director nominee, and executive officer named in the Summary Compensation Table is included below, as is information with respect to all of these individuals and all other executive officers of the Company, as a group. Shares are considered to be beneficially owned by a person if he or she, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of April 1, 2025. The individuals set forth in the table below, individually and in the aggregate, beneficially own less than 1% of our outstanding shares as of April 1, 2025.

Name	Number of		Stock Options Exercisable Within 60 days
	Shares	RSUs[1]	
Peter Vanacker	50,081	23,132	167,611
Michael McMurray[2]	76,227	—	190,455
Torkel Rhenman	68,253	—	119,482
Kimberly Foley	35,813	—	37,096
Jeffrey Kaplan	61,568	—	94,039
Jacques Aigrain	25,225	3,234	—
Lincoln Benet	8,704	1,692	—
Robin Buchanan	16,482	1,692	—
Anthony Chase	7,527	1,692	—
Robert Dudley	4,081	1,692	—
Claire Farley	20,293	1,692	—
Rita Griffin	1,510	1,692	—
Michael Hanley	14,336	1,692	—
Virginia Kamsky	3,332	1,692	—
Bridget Karlin	—	1,694	—
Albert Manifold	9,021	1,692	—
ALL DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS AS A GROUP (22 PERSONS)[3]	396,880	43,288	526,051

[1] Represents RSUs (each equivalent to a share of LYB stock) that will vest within 60 days.
[2] Mr. McMurray retired from his position as CFO effective March 1, 2025.
[3] Includes shares beneficially owned by executive officers as of the date of this proxy statement who are not individually listed in this table. Mr. McMurray retired from his position as CFO effective March 1, 2025, and is no longer an executive officer. His ownership is excluded from this amount.

Related Party Transactions

We have adopted a written Related Party Transaction Approval Policy, which requires the disinterested members of the Audit Committee to review and approve certain transactions that we may enter into with related parties, including members of the Board, executive officers, and certain shareholders. The policy applies to any transaction:

- in the ordinary course of business with an aggregate value of $25 million or more;
- not in the ordinary course of business, regardless of value; or
- with a value of $120,000 or more and in which an executive officer or non-executive director has a direct or indirect material interest.

Related party relationships are identified and disclosed on an ongoing basis, as well as through responses to annual questionnaires completed by all directors, director nominees, and executive officers.

The Audit Committee reviews all the relevant facts of each related party transaction, including the nature of the related person's interest in the transaction, and determines whether to approve the transaction by considering, among other factors, (i) whether the terms of the transaction are fair to the Company and on the same basis as those which could be obtained from non-related parties, (ii) the business reasons for the Company to enter into the transaction, (iii) whether the related party transaction would impair the independence of any independent Board member, and (iv) whether the transaction would present an improper conflict of interest for any director or executive officer of the Company. No director votes on approval or, unless requested by the Audit Committee, participates in the discussion of a related party transaction in which he or she has an interest. The Audit Committee also conducts an annual review of all transactions with related parties, including those that do not meet the thresholds for related party transactions described above.

The following is a description of related party transactions in existence since the beginning of fiscal year 2024.

Access Industries

In 2010, we entered into certain agreements with affiliates of Access Industries, including a registration rights agreement, which obligates us to register and bear the costs for the resale of equity securities owned by Access Industries or its affiliates, and a nomination agreement. Pursuant to the nomination agreement, Access Industries has the right to nominate individuals for appointment to the Board if certain ownership thresholds are met. Access Industries currently owns more than 18% of our outstanding shares and has nominated Mr. Benet, Mr. Buchanan, and Ms. Kamsky pursuant to the nomination agreement. The Company entered into these agreements with Access Industries before it became publicly traded and the Related Party Transaction Approval Policy was adopted. Amendments to the nomination agreement are approved by disinterested directors.

Calpine Corporation

Calpine Corporation, the owner and operator of power plants across the United States and Canada, supplies power and steam to the Company's Houston refinery and is owned by a group of investors, including a minority investment by Access Industries. The Audit Committee has approved, most recently in October 2020, the Company's contracts with Calpine, which were determined to be on terms fair to the Company and more advantageous than those offered by other parties. In 2024, the Company purchased approximately $46.5 million of power, steam, and water from Calpine and sold approximately $12.7 million of excess gas and raw water to Calpine.

Other Transactions & Relationships

The Board was also made aware of, and considered the fairness of, certain transactions and relationships between the Company and other organizations where our directors and director nominees have relationships. These transactions and relationships were also considered in evaluating the independence of our directors and director nominees. In particular, Mr. Buchanan, Mr. Dudley, Ms. Farley, Ms. Kamsky, and Ms. Karlin each served as directors or advisors of companies with which LYB had commercial transactions in 2024. Each of these transactions was entered into on an arm's-length basis in the ordinary course of business, and no director initiated or participated in negotiation of the relevant purchases or sales or had any material interest in, or received any compensation in connection with, these transactions. In each case, the payments made or received by LYB fell below the greater of $1 million or 2% of the other company's annual gross revenue.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common shares to file initial reports of ownership and reports of changes in ownership of common shares (Forms 3, 4, and 5) with the SEC and the NYSE. Reporting persons are required by SEC regulation to furnish us with copies of all such forms that they file.

Based on a review of the reports filed, information of the Company, and written representations from reporting persons, we believe that, during the fiscal year ended December 31, 2024, all of our directors, executive officers, and greater than 10% shareholders timely filed all reports they were required to file under Section 16(a), except for one report by Mr. Buchanan that was not timely filed due to an administrative error, reporting a sale of a fractional share made by a third-party broker that was not subject to the discretion of the reporting person. A Form 5 reporting this transaction was filed in January 2025 after the missed filing was identified, and there were no short-swing profits realized by Mr. Buchanan.

Questions and Answers about the Annual General Meeting

Who is soliciting my vote?

Our Board is soliciting your vote on voting matters submitted for approval at the Company's 2025 Annual General Meeting of Shareholders.

Why are these matters being submitted for voting?

In accordance with Dutch law and the rules and regulations of the NYSE and the SEC, we are required to submit certain items for the approval of our shareholders. Several matters that are within the authority of a company's board of directors under most U.S. state corporate laws require shareholder approval under Dutch law. Additionally, in accordance with Dutch corporate governance guidelines, we provide for the discussion at our Annual Meeting of certain topics that are not subject to a shareholder vote, including our governance practices and our dividend policy.

The discharge from liability of our directors, the adoption of our 2024 Dutch statutory annual accounts, the appointment of the auditor for our 2025 Dutch statutory annual accounts, the authorization to repurchase shares, and the cancellation of shares held in our treasury account are all items that we are required to submit to shareholders due to our incorporation in the Netherlands.

How does the Board of Directors recommend that I vote my shares?

The Board of Directors recommends that you vote **FOR** each of the voting items presented in this proxy statement.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in favor of each of the voting items in accordance with the recommendation of the Board of Directors.

Who is entitled to vote?

You may vote your LYB shares at the Annual Meeting if you are the record owner of such shares as of the close of business on April 25, 2025 (the "Record Date"). You are entitled to one vote for each share of LYB common stock that you own. As of April 1, 2025, there were 322,837,438 shares of LYB common stock outstanding and entitled to vote at the Annual Meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the Annual Meeting if you held such shares as of the Record Date and (i) properly return a proxy by Internet, telephone, or mail or (ii) properly notify us of your intention to attend the Annual Meeting, attend the meeting, and vote in person. There are no quorum requirements under Dutch law and, as a result, we may hold our meeting regardless of the number of shares that are present in person or by proxy.

How many votes are needed to approve each of the voting items?

The number of votes required to approve the matters presented in this proxy statement varies by item:

- Pursuant to the Dutch Civil Code and our Articles of Association, the nomination of a candidate to our Board (Item 1) is binding on shareholders unless 2/3 of the votes cast at the Annual Meeting, representing more than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares), vote against the nominee. This means that a nominee will be elected unless the votes against him or her constitute 2/3 of the votes cast and represent more than 50% of our issued share capital.
- Under Dutch law, the cancellation of shares held in our treasury account (Item 8) requires the affirmative vote of a majority of the votes cast at the Annual Meeting. If, however, less than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares) is represented at the Annual Meeting, the proposal will require the affirmative vote of at least 2/3 of the votes cast.
- Each other voting item set forth in this proxy statement requires the affirmative vote of a majority of the votes cast by shareholders in order to be approved.

How do I vote?

You can vote by proxy without attending the meeting or in person at the meeting. To vote by proxy, you must vote over the Internet, by telephone, or by mail. Instructions for each method of voting are included on the proxy card.

If you hold your LYB shares in a brokerage account (that is, you hold your shares in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy in advance. If you plan to vote in person at the Annual Meeting and you hold your LYB shares in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

Can I change my vote?

Yes. You can change or revoke your vote at any time before the polls close at the Annual Meeting. You can do this by:

- Entering a new vote by telephone or over the Internet prior to 11:59 p.m. Eastern Time on May 21, 2025;
- Signing another proxy card with a later date and returning it to us by a method that allows us to receive the proxy prior to the Annual Meeting;
- Sending us a written document revoking your earlier proxy; or
- Attending the Annual Meeting and voting your shares in person (attendance at the Annual Meeting will not, by itself, revoke a proxy previously given by you).

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot at the Annual Meeting.

Will my shares be voted if I do not provide my proxy and do not attend the Annual Meeting?

If you do not provide a proxy or vote your shares in person, the shares held in your name will not be voted.

If you hold your shares in street name, your broker may be able to vote your shares for certain "routine" matters even if you do not provide the broker with voting instructions. We believe that, pursuant to NYSE rules, Item 3, Item 4, Item 5, Item 7 and Item 8 are considered routine matters. Therefore, without instructions from you, your broker may not vote your shares with respect to Item 1, Item 2, and Item 6. It is therefore important that you act to ensure your shares are voted.

What is a broker non-vote?

If a broker does not have discretion to vote shares held in street name on a particular voting item and does not receive instructions from the beneficial owner on how to vote those shares, the broker may return the proxy card without voting on that voting item. This is known as a broker non-vote. Broker non-votes will have no effect on the vote for any voting item properly introduced at the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote on all voting items listed, your shares will be voted FOR each of the voting items for which you did not vote.

How are votes counted?

For all voting items other than the election of nominees to our Board of Directors, you may vote **FOR, AGAINST**, or **ABSTAIN**. For the voting item for the election of nominees (Item 1), you may vote **FOR, AGAINST**, or **WITHHOLD** with respect to each nominee. A vote to abstain or withhold does not count as a vote cast, and therefore will not have any effect on the outcome of any voting item to be voted on at the Annual Meeting.

Could other matters be voted on at the Annual Meeting?

No. All matters to be voted on at the Annual Meeting must be included as voting items in the agenda for the meeting as described in this proxy statement. We will provide shareholders with an opportunity to discuss our corporate governance, dividend policy, and executive compensation program. However, there will be no vote on any of these matters.

Who can attend the Annual Meeting?

The Annual Meeting is open to all LYB shareholders who hold shares as of the close of business on April 25, 2025, the Record Date.

If you would like to attend the Annual Meeting, you must inform us in writing of your intention to do so on or before May 16, 2025, one week prior to the date of the meeting. The notice may be emailed to *CorporateSecretary@LyondellBasell.com*. Additional information regarding the availability of and procedures for in person attendance at the Annual Meeting will be provided to shareholders who provide timely notice of intent to attend and proper evidence of their ownership of LYB shares as of the Record Date. Admittance of shareholders to the Annual Meeting will be governed by Dutch law.

If we determine that in-person attendance is not possible or advisable due to unanticipated circumstances at the time of the Annual Meeting, we will provide information regarding alternative access as soon as available.

What is the cost of this proxy solicitation?

The Company will pay the cost of soliciting proxies for the Annual Meeting. Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person for no additional compensation. In addition, we have retained Alliance Advisors, LLC to assist in the solicitation of proxies for a fee of $12,000, plus reimbursement of reasonable expenses.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of our annual report and proxy statement to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

If you prefer to receive your own copy of the proxy statement now or in future years, please request a duplicate set by phone at (800) 579-1639, through the Internet at *www.proxyvote.com*, or by email to *sendmaterial@proxyvote.com*. If you hold your shares in street name, and you received more than one set of proxy materials at your address, you may need to contact your broker or nominee directly if you wish to discontinue duplicate mailings to your household.

Why did I receive a "notice of internet availability of proxy materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet using the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing our shareholders with a timely and convenient method of accessing the materials and voting. On or about April 11, 2025, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. In addition, we provided the notice and proxy materials by e-mail to certain shareholders who previously consented to electronic delivery of proxy materials.

How can I request to receive my "notice of internet availability of proxy materials" by e-mail for future shareholder meetings?

You can request to receive proxy materials for future meetings by e-mail by following the electronic delivery enrollment instructions at *www.proxyvote.com*. If your shares are held in street name, please contact your bank or broker for information on electronic delivery options.

If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until terminated.

What are deadlines for the 2026 shareholder meeting?

Our Articles of Association provide that a shareholder representing at least one percent of our issued share capital can submit an agenda item for consideration at the Company's general meeting of shareholders. Any such request must be received at least 60 days prior to the date of the annual meeting.

Under SEC rules, if a shareholder wishes to include a proposal in our proxy materials for presentation at our 2026 annual general meeting, the proposal must be received at our offices at LyondellBasell Industries, 4th Floor, One Vine Street, London W1J 0AH, United Kingdom, Attention: Corporate Secretary or sent to *CorporateSecretary@LyondellBasell.com*, by December 12, 2025. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The deadline for providing notice of a solicitation of proxies in support of director nominees other than the Company's nominees pursuant to Rule 14a-19 for the Company's 2026 annual meeting is March 24, 2026.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements, including requirements under Dutch law and our Articles of Association.

Appendix A: Reconciliation of Non-GAAP Financial Measures

This proxy statement makes reference to certain non-GAAP financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended.

We report our financial results in accordance with U.S. generally accepted accounting principles, but believe that certain non-GAAP financial measures, such as EBITDA, and EBITDA, net income and diluted EPS exclusive of identified items, provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP.

We calculate EBITDA as income from continuing operations plus interest expense (net), provision for (benefit from) income taxes, and depreciation & amortization. EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. We also present EBITDA, net income and diluted EPS exclusive of identified items. Identified items include adjustments for "lower of cost or market" ("LCM"), gain on sale of business, asset write-downs in excess of $10 million in aggregate for the period and refinery exit costs. Asset write-downs include impairments of goodwill, impairments of long-lived assets, a write down of a related party loan receivable and a fourth quarter 2024 deferred tax valuation allowance for one of our Chinese joint ventures recognized in Income (loss) from equity investments. Our inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") inventory valuation methodology, which means that the most recently incurred costs are charged to cost of sales, and inventories are valued at the earliest acquisition costs. Fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year as the charge, as market prices recover. A gain or loss on sale of a business is calculated as the consideration received from the sale less its carrying value. Property, plant and equipment are recorded at historical costs. If it is determined that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, an impairment charge is recognized to write the asset down to its estimated fair value. Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. If it is determined that the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge is recognized. We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other-than-temporary, the investment is written down to its estimated fair value. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In April 2022 we announced our decision to cease operation of our Houston refinery. In connection with exiting the refinery business, we began to incur costs primarily consisting of accelerated lease amortization costs, personnel related costs, accretion of asset retirement obligations, depreciation of asset retirement costs and other charges.

Circular & Low Carbon Solutions ("CLCS") incremental EBITDA is estimated EBITDA which is incremental to our fossil-based O&P Americas and O&P EAI annual EBITDA. CLCS incremental EBITDA cannot be reconciled to net income due to the inherent difficulty in quantifying certain amounts that are necessary for such reconciliation at the business unit level including adjustments that could be made for interest expense (net), provision for (benefit from) income taxes and depreciation & amortization, the amounts of which, based on historical experience, could be significant.

Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimated based on 2017-2019 mid-cycle margins and modest inflation relative to a 2021 baseline. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.

A reconciliation of net income to EBITDA, including and excluding identified items, for the years ended December 31, 2020, 2021, 2022, 2023, and 2024 is shown in the following table:

(amounts in millions)		Year Ended December 31,				
		2020	**2021**	**2022**	**2023**	**2024**
Net income	$	1,427	5,617	3,889	2,121	1,367
Loss (Income) from discontinued operations, net of tax		2	6	5	5	(4)
Income from continuing operations		1,429	5,623	3,894	2,126	1,363
(Benefit from) Provision for income taxes		(43)	1,163	882	501	240
Depreciation and amortization[a]		1,385	1,393	1,267	1,534	1,522
Interest expense, net		514	510	258	348	331
EBITDA		3,285	8,689	6,301	4,509	3,456
Identified items						
less: Gain on sale of business[b]		—	—	—	—	(284)
add: Lower of cost or market inventory valuation charges		16	—	—	—	—
add: Asset write-downs[c]		582	624	69	518	1,065
add: Refinery exit costs[d]		—	—	157	195	99
EBITDA excluding identified items	$	3,883	9,313	6,527	5,222	4,336

[a] Depreciation and amortization includes depreciation of asset retirement costs of in connection with exiting the Refining business.
[b] In 2024, we sold our U.S. Gulf Coast-based Ethylene Oxide and Derivatives ("EO&D") business, resulting in the recognition of a gain, including fourth quarter post close adjustments, in our Intermediates & Derivatives ("I&D") segment.
[c] Includes asset write-downs in excess of $10 million in aggregate for the period. The years ended December 31, 2020 and 2021 reflect non-cash impairment charges related to our Houston refinery. The year ended December 31, 2022 reflects a non-cash impairment charge related to the sale of our polypropylene manufacturing facility in Australia. The year ended December 31, 2023 reflects non-cash impairment charges of $518 million, which includes $192 million related to European PO joint venture assets in our Intermediates & Derivatives segment, recognized in the fourth quarter of 2023, and a non-cash goodwill impairment charge of $252 million in our Advanced Polymer Solutions ("APS") segment, recognized in the first quarter of 2023. The year ended December 31, 2024 reflects non-cash asset write-downs of $1,065 million, which includes a non-cash impairment charge of $837 million related to European assets under strategic review in our Olefins & Polyolefins – Europe, Asia & International ("O&P-EAI") segment, non-cash impairment charges and the recognition of a deferred tax valuation allowance of $52 million and $121 million, respectively, related to our Chinese equity investment in our O&P-EAI segment, and a non-cash impairment charge of $55 million related to our specialty powders business in our APS segment, recognized in the fourth quarter of 2024.
[d] Refinery exit costs include accelerated lease amortization costs, personnel related costs, accretion of asset retirement obligations and other charges.

A reconciliation of net income to recurring annual EBITDA for the Value Enhancement Program ("VEP") is shown in the following table:

(amounts in millions)		Unlocked Value 2024[b]		Target 2025
Net income[a]	$	610	$	760
Provision for income taxes		155		190
Depreciation and amortization		35		50
Interest expense, net		—		—
Recurring annual EBITDA[a]	$	800	$	1,000

[a] Year-end run-rate based on 2017-2019 mid-cycle margins and modest inflation relative to 2021 baseline.
[b] VEP delivered a year-end run-rate of approximately $800 million of recurring annual EBITDA in 2024.

A reconciliation of net income to net income, excluding identified items, for the year ended December 31, 2024 is shown in the following table:

(amounts in millions)	Year Ended December 31, 2024	
Net income	$	1,367
Identified Items		
less: Gain on sale of business, pre-tax[a]		(284)
add: Asset write-downs, pre-tax[b]		1,065
add: Refinery exit costs, pre-tax[c]		179
add: Benefit from income taxes related to identified items		(226)
Net income excluding identified items	$	2,101

[a] In 2024, we sold our U.S. Gulf Coast-based EO&D business, resulting in the recognition of a gain, including fourth quarter post close adjustments, in our I&D segment.
[b] Includes asset write-downs in excess of $10 million in aggregate for the period. The year ended December 31, 2024 reflects non-cash asset write-downs of $1,065 million, which includes a non-cash impairment charge of $837 million related to European assets under strategic review in our O&P-EAI segment, non-cash impairment charges and the recognition of a deferred tax valuation allowance of $52 million and $121 million, respectively, related to our Chinese equity investment in our O&P-EAI segment, and a non-cash impairment charge of $55 million related to our specialty powders business in our APS segment, recognized in the fourth quarter of 2024.
[c] Refinery exit costs include accelerated lease amortization costs, personnel related costs, accretion of asset retirement obligations, depreciation of asset retirement costs and other charges.

A reconciliation of diluted EPS to diluted EPS, excluding identified items, for the year ended December 31, 2024 is shown in the following table:

	Year Ended December 31, 2024	
Diluted earnings per share	$	4.15
Identified items		
less: Gain on sale of business		(0.66)
add: Asset write-downs[a]		2.49
add: Refinery exit costs		0.42
Diluted earnings per share excluding identified items	$	6.40

[a] Includes asset write-downs in excess of $10 million in aggregate for the period.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-34726

LyondellBasell Industries N.V.

(Exact name of registrant as specified in its charter)

Netherlands	**98-0646235**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1221 McKinney St.,	**4th Floor, One Vine Street**	
Suite 300	**London**	**Delftseplein 27E**
Houston, Texas	**W1J0AH**	**3013AA Rotterdam**
USA 77010	**United Kingdom**	**Netherlands**

(Address of principal executive offices) (Zip Code)

(713) 309-7200	**+44 (0) 207 220 2600**	**+31 (0) 10 2755 500**

(Registrant's telephone numbers, including area codes)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary Shares, €0.04 Par Value	**LYB**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $95.66, was $24.8 billion. For purposes of this disclosure, in addition to the registrant's executive officers and members of its Board of Directors, the registrant has included Access Industries, LLC and its affiliates as "affiliates."

The registrant had 323,446,166 ordinary shares outstanding at February 25, 2025 (excluding 16,976,332 treasury shares).

Documents incorporated by reference:

Portions of the 2025 Proxy Statement, in connection with the Company's 2025 Annual Meeting of Shareholders (in Part III), as indicated herein.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). You can identify our forward-looking statements by the words "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions.

We based forward-looking statements on our current expectations, estimates and projections of our business and the industries in which we operate. We caution you that these statements are not guarantees of future performance. They involve assumptions about future events that, while made in good faith, may prove to be incorrect and involve risks and uncertainties we cannot predict. Our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- the cost of raw materials represents a substantial portion of our operating expenses and energy costs generally follow price trends of crude oil, natural gas liquids and/or natural gas; price volatility can significantly affect our results of operations and we may be unable to pass raw material and energy cost increases on to our customers due to the significant competition that we face, the commodity nature of our products and the time required to implement pricing changes;

- our operations in the United States ("U.S.") benefit from low-cost natural gas and natural gas liquids; decreased availability of these materials (for example, from their export or regulations impacting hydraulic fracturing in the U.S.) could reduce the current benefits we receive;

- if crude oil prices are low relative to U.S. natural gas prices, we could see less benefit from low-cost natural gas and natural gas liquids and it could have a negative effect on our results of operations;

- industry production capacities and operating rates may lead to extended periods of oversupply and low profitability;

- we may face unplanned operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failures, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental incidents) at any of our facilities, which would negatively impact our operating results;

- changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate could increase our costs through tariffs or otherwise, limit trade, restrict our operations and reduce our operating results;

- our ability to execute our organic growth plans may be negatively affected by our ability to complete projects on time and on budget;

- our ability to acquire or dispose of product lines, businesses, or assets could disrupt our business and harm our financial condition and results of operations;

- uncertainties associated with worldwide economies could create reductions in demand and pricing, as well as increased counterparty risks, which could reduce liquidity or cause financial losses resulting from counterparty default;

- the negative outcome of any legal, tax and environmental proceedings or changes in laws or regulations regarding legal, tax and environmental matters may increase our costs, reduce demand for our products, or otherwise limit our ability to achieve savings under current regulations;

- any loss or non-renewal of favorable tax treatment under tax agreements or tax treaties, or changes in tax laws, regulations or treaties, may substantially increase our tax liabilities;

- we may be required to reduce production or idle certain facilities because of the cyclical and volatile nature of the supply-demand balance in the chemical and refining industries, which would negatively affect our operating results;

- we rely on continuing technological innovation, and an inability to protect our technology, or others' technological developments, could negatively impact our competitive position;

- we have significant international operations, and fluctuations in exchange rates, valuations of currencies and our possible inability to access cash from operations in certain jurisdictions on a tax-efficient basis, if at all, could negatively affect our liquidity and our results of operations;

- we are subject to the risks of doing business at a global level, including wars, terrorist activities, political and economic instability and disruptions and changes in governmental policies, which could cause increased expenses, decreased demand or prices for our products and/or disruptions in operations, all of which could reduce our operating results;

- if we are unable to achieve our emission reduction, circularity, or other sustainability targets, it could result in reputational harm, changing investor sentiment regarding investment in our stock or a negative impact on our access to and cost of capital;

- our ability to execute and achieve the expected results of our value enhancement program;

- if we are unable to comply with the terms of our credit facilities, indebtedness and other financing arrangements, those obligations could be accelerated, which we may not be able to repay; and

- we may be unable to incur additional indebtedness or obtain financing on terms that we deem acceptable, including for refinancing of our current obligations; higher interest rates and costs of financing would increase our expenses.

Any of these factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Our management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" section of this report.

Items 1 and 2. Business and Properties.

OVERVIEW

LyondellBasell Industries N.V. is a global, independent chemical company and was incorporated, as a *Naamloze Vennootschap,* under Dutch law on October 15, 2009. Unless otherwise indicated, the "Company," "we," "our," "us" and "LyondellBasell" are used in this report to refer to the businesses of LyondellBasell Industries N.V. and its consolidated subsidiaries.

We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstocks into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics. Our plastic products are used in large volumes as well as smaller specialty applications. Our customers use our plastics and chemicals to manufacture a wide range of products that people use in their everyday lives including food packaging, home furnishings, automotive components, paints and coatings. Our refining business consists of our Houston refinery, which processes crude oil into refined products such as gasoline and distillates. We also develop and license chemical and polyolefin process technologies and manufacture and sell polyolefin catalysts.

Our financial performance is influenced by the supply and demand for our products, the cost and availability of feedstocks and commodity products, global and regional production capacity, our operational efficiency and our ability to control costs. We have a strong operational focus and, as a large volume producer of commodities, continuously strive to differentiate ourselves through safe, reliable and low-cost operations in all of our businesses. We purchase large quantities of natural gas, electricity and steam which we use as energy to fuel our facilities and purchase large quantities of natural gas liquids and crude oil derivatives which we use as feedstocks. The relatively low cost of natural gas-derived raw materials in the U.S. versus the global cost of crude oil-derived raw materials has had a positive influence on the profitability of our North American operations.

In March 2023, we introduced our new strategy to deliver sustainable solutions and profitable long-term growth.

Our strategy aims to drive focus, differential growth and value creation through three strategic pillars:

Growing and upgrading the core—We expect to reshape our business portfolio to support growth, increase resiliency and drive higher returns. We will leverage our legacy strengths in technology, cost management, operational excellence and our global reach to focus on businesses with leading positions in growing markets with advantaged feedstocks and attractive returns.

Building a profitable Circular & Low Carbon Solutions ("CLCS") business—We expect our CLCS business will grow to become a leader in meeting the rapidly growing demand for sustainable solutions at scale. We are building a comprehensive platform for sourcing recycled and renewable feedstocks while leveraging our innovative technologies and our existing asset base to serve our customers' needs for sustainable materials. Our CLCS business is a part of our O&P-Americas and O&P-Europe, Asia, International segments.

Stepping up performance and culture—We aim to unlock significant opportunities by reshaping our culture toward a more comprehensive focus on continuous value creation, including the transformation of our Advanced Polymer Solutions business.

Our strategy is supported by an experienced leadership team, an optimized organizational structure and an ownership mindset; our strong cash generation and an investment-grade balance sheet; our advantaged cost position and global scale; our robust Value Enhancement Program ("VEP"); and our disciplined approach to capital allocation.

SEGMENTS

We manage our operations through six operating segments. Our reportable segments are:

- *Olefins and Polyolefins-Americas* ("O&P-Americas"). Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Olefins and Polyolefins-Europe, Asia, International* ("O&P-EAI"). Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its derivatives; oxyfuels and related products; and intermediate chemicals, such as styrene monomer, and acetyls.

- *Advanced Polymer Solutions* ("APS"). Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites, colors and powders.

- *Refining*. Our Refining segment refines heavy, high-sulfur crude oil and other crude oils of varied types and sources available on the U.S. Gulf Coast into refined products, including gasoline and distillates.

- *Technology*. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

Financial information about our business segments and geographical areas can be found in Note 20 to the Consolidated Financial Statements. Information about the locations where we produce our primary products can be found under "Description of Properties." No single customer accounted for 10% or more of our total revenues in 2024, 2023 or 2022.

Olefins and Polyolefins Segments Generally

We are one of the leading worldwide producers of olefins and polyethylene ("PE") and we are the world's second largest producer of polypropylene ("PP"). We manage our olefin and polyolefin business in two reportable segments, O&P-Americas and O&P-EAI.

Olefins and Co-products—Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for PE and many other chemicals and plastics. Ethylene is produced by steam cracking hydrocarbons such as ethane, propane, butane and naphtha. This production results in co-products such as aromatics and other olefins, including propylene and butadiene. Ethylene and its co-products are fundamental to many parts of the economy, including the production of consumer products, packaging, housing and automotive components and other durable and nondurable goods. Olefins and co-products sales accounted for approximately 10%, 9% and 9% of our consolidated revenues in 2024, 2023 and 2022, respectively.

Polyolefins—Polyolefins such as PE and PP are polymers derived from olefins including ethylene and propylene. Polyolefins are the most widely used thermoplastics in the world and are found in applications and products that enhance the everyday quality of life. Our products are used in consumer, automotive and industrial applications ranging from food and beverage packaging to housewares and construction materials.

Polyethylene—We produce high density polyethylene ("HDPE"), low density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). PE sales accounted for approximately 19%, 18% and 19% of our consolidated revenues in 2024, 2023 and 2022, respectively.

Polypropylene—We produce PP homopolymers and copolymers. PP sales accounted for approximately 16%, 14% and 15% of our consolidated revenues in 2024, 2023 and 2022, respectively.

Olefins and Polyolefins-Americas Segment

Overview—Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

Sales & Marketing / Customers—Most of the ethylene we produce is consumed internally as a raw material in the production of PE and other derivatives, with the balance sold to third party customers, primarily under multi-year contracts.

Our propylene production is used as a raw material in the production of PP and propylene oxide and derivatives of those products, and we regularly purchase propylene from third parties because our internal needs exceed our internal production. In addition to purchases of propylene, we purchase ethylene for resale, when necessary, to satisfy customer demand above our own production levels. Volumes of any of these products purchased for resale can vary significantly from period to period and are typically most significant during extended outages of our own production, such as during planned maintenance. However, purchased volumes have not historically had a significant impact on profits, except to the extent that they replace our lower-cost production. We also consume PP in our PP compounding business, which is included in our APS segment.

Most of the ethylene and propylene production from our Channelview, Corpus Christi and La Porte, Texas facilities is shipped via a pipeline system, which has connections to numerous U.S. Gulf Coast consumers. This pipeline system extends from Corpus Christi to Mont Belvieu, Texas. In addition, exchange agreements with other ethylene and co-products producers allow access to customers who are not directly connected to this pipeline system. Some ethylene is shipped by railcar from our Clinton, Iowa facility to our Morris, Illinois facility and some is shipped directly to customers. Propylene from Clinton and Morris is generally shipped by marine vessel, barge, railcar or truck.

Our PP and PE production is typically sold through our sales organization to an extensive base of established customers and distributors servicing both the domestic and export markets either under annual contracts or on a spot basis. We have sales offices in various locations in North America and our polyolefins are primarily transported in North America by railcar or truck. Export sales are primarily to customers in Latin America.

Joint Venture Relationships—We have a 50% interest in Louisiana Integrated PolyEthylene JV LLC ("Louisiana Joint Venture") which provides us with capacity of approximately 770 thousand tons of ethylene and 445 thousand tons of low density and linear-low density PE production per year. We operate the joint venture assets and market the polyethylene off-take for all partners through our global sales team. We also participate in a joint venture in Mexico, which provides us with capacity of approximately 290 thousand tons of PP production per year. We do not hold a majority interest in or have operational control of this joint venture. The capacities are based on our percentage ownership of the joint venture's total capacity.

Raw Materials—Raw material cost is the largest component of the total cost to produce ethylene and its co-products. The primary raw materials used in our Americas olefin facilities are natural gas liquids ("NGLs") and heavy liquids. Heavy liquids include crude oil-based naphtha and other refined products, as well as condensate, a very light crude oil resulting from natural gas production. NGLs include ethane, propane and butane. The use of heavy liquid raw materials results in the production of significant volumes of co-products such as propylene, butadiene and benzene, as well as gasoline blending components, while the use of NGLs results in the production of fewer co-products.

Our ability to pass on raw material price increases to our customers is dependent on market-driven demand for olefins and polyolefins. Sales prices for products sold in the spot market are determined by market forces. Our contract prices are influenced by product supply and demand conditions, spot prices, indices published in industry publications and, in some instances, cost recovery formulas.

Technological advances for extracting shale-based oil and gas have led to an increased supply of NGLs, providing a cost advantage over heavy liquids, particularly in the U.S. A plant's flexibility to consume a wide range of raw materials generally provides an advantage over plants that are restricted in their processing capabilities. Our Americas facilities can process significant quantities of either heavy liquids or NGLs. We estimate that in the U.S. we can produce up to approximately 90% of our total ethylene output using NGLs. Changes in the raw material feedstock mix utilized in the production process will result in variances in production capacities among products. We believe our raw material flexibility in the U.S. is a key advantage in our production of ethylene and its co-products.

Industry Dynamics / Competition—With respect to olefins and polyolefins, competition is based on price and, to a lesser extent, on product quality, product delivery, reliability of supply, product performance and customer service. Profitability is affected not only by supply and demand for olefins and polyolefins, but also by raw material costs and price competition among producers, which may intensify due to, among other things, the addition of new capacity. In general, demand is a function of economic growth, including the regional dynamics that underlie global growth trends.

We compete in North America with other large marketers and producers, including global chemical companies, chemical divisions of large oil companies and regional marketers and producers.

Based on published capacity data and including our proportionate share of joint ventures, we believe as of December 31, 2024, we were:

- the third largest producer of ethylene in North America, with ethylene capacity of 6.2 million tons per year;
- the third largest producer of PE in North America with capacity of 4.1 million tons per year; and
- the largest producer of PP in North America, with capacity of 1.9 million tons per year, including approximately 290 thousand tons of *Catalloy* capacity.

Olefins and Polyolefins-Europe, Asia, International Segment

Overview—Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

Sales & Marketing / Customers—Our ethylene production is primarily consumed internally as a raw material in the production of polyolefins, and we purchase additional ethylene as needed to meet our production needs. Our propylene production is used as a raw material in the production of PP and propylene oxide and derivatives of those products, and we regularly purchase propylene from third parties because our internal needs exceed our internal production.

With respect to PP and PE, our production is typically sold through our sales organization to an extensive base of established customers under annual contracts or on a spot basis and is also sold through distributors. Our polyolefins are primarily transported in Europe by railcar or truck.

Our regional sales offices are in various locations, including The Netherlands, Hong Kong, China, India and the United Arab Emirates. We also operate through a worldwide network of local sales and representative offices in Europe and Asia. Our joint ventures described below typically manage their domestic sales and marketing efforts independently, and we typically operate as their agent for all or a portion of their exports.

Joint Venture Relationships—We participate in several manufacturing joint ventures in Saudi Arabia, China, Poland, South Korea, and Thailand. We do not hold majority interests in any of these joint ventures, nor do we have operational control. These joint ventures provide us with annual production capacity of approximately 1.8 million tons of PP, approximately 1.3 million tons of olefins and approximately 760 thousand tons of PE. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

We generally license our polyolefin process technologies and supply catalysts to our joint ventures through our Technology segment. Some of our joint ventures are able to source cost advantaged raw materials from their local shareholders.

Raw Materials—Raw material cost is the largest component of the total cost for the production of olefins and co-products. The primary raw material used in our European olefin facilities is naphtha; however, we also have the capability to displace up to half of our European assets' naphtha needs with other feedstocks, such as liquified petroleum gases. We have flexibility to vary the raw material mix and process conditions in our plants in order to maximize profitability as market prices for both feedstocks and products change.

The principal raw materials used in the production of polyolefins are propylene and ethylene. In Europe, we have the capacity to produce approximately 60% of the propylene requirements for our European PP production and all of the ethylene requirements for our European PE production. Propylene and ethylene requirements that are not produced internally are generally acquired pursuant to long-term contracts with third party suppliers or via spot purchases.

Our ability to pass through the increased cost of raw materials to customers is dependent on global market demand for olefins and polyolefins. In general, the pricing for purchases and sales of most products is determined by global market forces, including the impacts of foreign exchange rates relative to the pricing of the underlying raw materials, most of which are priced in U.S. dollars. There can be a lag between raw material price changes and contract product price changes that will cause volatility in our product margins.

Industry Dynamics / Competition—With respect to olefins and polyolefins, competition is based on price, product quality, product delivery, reliability of supply, product performance and customer service. We compete with regional and multinational chemical companies and divisions of large oil companies. The petrochemical market has been affected by the price volatility of naphtha, the primary feedstock for olefins in the region.

Based on published capacity data and including our proportionate share of our joint ventures, we believe as of December 31, 2024, we were:

- the third largest producer of ethylene in Europe with an ethylene capacity of 1.9 million tons per year;
- the largest producer of PE in Europe with 2.1 million tons per year of capacity; and
- the largest producer of PP in Europe with 2.5 million tons per year of capacity, including approximately 280 thousand tons of *Catalloy* capacity.

Other—In 2024, we announced a strategic review of some of our European assets with the goal of strengthening our future profitability. The review focuses on our non-core European assets including five facilities in our O&P-EAI segment located in France, Germany, the United Kingdom, Spain, and Italy. Additionally, it encompasses the European propylene oxide ("PO") joint venture in the Netherlands, which is included in our I&D segment. Europe remains a core market for us; the five sites under strategic review contribute approximately 30% of the production capacity for the O&P-EAI segment. The review is ongoing, and we remain committed to safe and efficient operations as well as delivering on our customer commitments.

Intermediates and Derivatives Segment

Overview—Our I&D segment produces and markets PO and its derivatives, oxyfuels and related products, and intermediate chemicals such as styrene monomer ("SM"), and acetyls.

*PO and Derivatives—*We produce PO through two distinct technologies, one of which yields tertiary butyl alcohol ("TBA") as the co-product and the other of which yields SM as the co-product. The two technologies are mutually exclusive with dedicated assets for manufacturing either PO/TBA or PO/SM. PO is an intermediate commodity chemical and is a precursor of polyols, propylene glycol, propylene glycol ethers and butanediol. PO and derivatives are used in a variety of durable and consumable items with key applications such as polyurethanes used for insulation, automotive/furniture cushioning, coatings, surfactants, synthetic resins and several other household usages. In 2023, we started up a PO/TBA plant in Houston, Texas, which has the capacity to produce 470 thousand tons of PO and 1.0 million tons of TBA per year.

Oxyfuels and Related Products—We produce two distinct ether-based oxyfuels, methyl tertiary butyl ether ("MTBE") and ethyl tertiary butyl ether ("ETBE"). These oxyfuels are produced by converting the TBA co-product of PO into isobutylene and reacting with methanol or ethanol to produce either MTBE or ETBE. Both are used as high-octane gasoline components that help gasoline burn cleaner and reduce automobile emissions. Other TBA derivatives, which we refer to as "C4 chemicals," are largely used to make synthetic rubber and other gasoline additives.

Intermediate Chemicals—We produce other commodity chemicals that utilize ethylene as a key component feedstock, including SM, and acetyls. SM is utilized in various applications such as plastics, expandable polystyrene for packaging, foam cups and containers, insulation products and durables and engineering resins. Our acetyls products comprise methanol, glacial acetic acid ("GAA") and vinyl acetate monomer ("VAM"). Natural gas (methane) is the feedstock for methanol, some of which is converted to GAA. A portion of the GAA is reacted with ethylene to create VAM, an intermediate chemical used in fabric or wood treatments, pigments, coatings, films and adhesives.

Sales & Marketing / Customers—We sell our PO and derivatives through multi-year sales and processing agreements as well as spot sales. Some of our sales agreements have cost plus pricing terms. PO and derivatives are transported by barge, marine vessel, pipeline, railcar and tank truck.

We sell our oxyfuels and related products under market and cost-based sales agreements and in the spot market. Oxyfuels are transported by barge, marine vessel and tank truck and are used as octane blending components worldwide outside of the U.S. due to their blending characteristics and emission benefits. C4 chemicals, such as high-purity isobutylene, are sold to producers of synthetic rubber and other chemical products primarily in the U.S. and Europe, and are transported by railcar, tank truck, pipeline and marine shipments. The sales of oxyfuels and related products accounted for approximately 13%, 14% and 11% of our consolidated revenues in 2024, 2023 and 2022, respectively.

Intermediate chemicals are shipped by barge, marine vessel, pipeline, railcar and tank truck. SM is sold globally into regions such as North America, Europe, Asia and South America export markets through spot sales and commercial contracts. Within acetyls, methanol is consumed internally to make GAA, used as a feedstock for oxyfuels and related products and also sold directly into the merchant commercial market. GAA is converted with ethylene to produce VAM which is sold worldwide under multi-year commercial contracts and on a spot basis.

Sales of our PO and derivatives, oxyfuels and related products, and intermediate chemicals are made by our marketing and sales personnel, and also through distributors in the Americas, Europe, the Middle East, Africa and the Asia-Pacific region.

Joint Venture Relationships—We have two PO joint ventures with Covestro AG, one in the U.S. and one in Europe. We operate all production facilities for the PO joint ventures. Our proportional production capacity provided through these joint ventures is approximately 160 thousand tons of PO and approximately 340 thousand tons of SM. We do not share marketing or product sales for these PO joint ventures. As disclosed above, our European PO JV is included in our European strategic review.

We also have two joint venture manufacturing relationships in China with China Petroleum & Chemical Corporation ("Sinopec"). The first joint venture provides us with production capacity of approximately 50 thousand tons of PO per year. The second joint venture provides us with annual production capacity of approximately 140 thousand tons of PO and 300 thousand tons of SM. We market our share of the joint ventures' production in the Chinese market. These capacities are based on our operational share of the joint ventures' total capacities.

Raw Materials—The cost of raw materials is the largest component of total production cost for PO, its co-products and its derivatives. Propylene, isobutane or mixed butane, ethylene and benzene are the primary raw materials used in the production of PO and its co-products. The market prices of these raw materials historically have been related to the price of crude oil, NGLs and natural gas, as well as supply and demand for the raw materials.

In the U.S., we obtain a large portion of our propylene, benzene and ethylene raw materials needed for the production of PO and its co-products from our O&P-Americas segment and to a lesser extent from third parties. Raw materials for the non-U.S. production of PO and its co-products are obtained from our O&P-EAI segment and from third parties. We consume a significant portion of our internally produced PO in the production of PO derivatives.

The raw material requirements not sourced internally are purchased at market-based prices from numerous suppliers in the U.S. and Europe with which we have established contractual relationships, as well as in the spot market.

For the production of oxyfuels, we purchase our ethanol feedstock requirements from third parties, and obtain our methanol from both internal production and external sources. Carbon monoxide and methanol are the primary raw materials required for the production of GAA. We source carbon monoxide from internal production, which can be complemented by purchases from external sources as needed. The methanol required for our downstream production of acetyls is internally sourced from our methanol plants in La Porte, Texas, and Channelview, Texas. Natural gas is the primary raw material required for the production of methanol.

In addition to ethylene, acetic acid is a primary raw material for the production of VAM. We obtain all our requirements for acetic acid and ethylene from our internal production. Historically, we have used a large percentage of our acetic acid production to produce VAM.

Industry Dynamics / Competition—With respect to product competition, the market is influenced and based on a variety of factors, including product quality, price, reliability of supply, technical support, customer service and potential substitute materials. Profitability is affected by the worldwide level of demand along with price competition, which may intensify due to, among other things, new industry capacity and industry outages. Demand growth could be impacted by further development of alternative bio-based methodologies. Our major worldwide competitors include other multinational chemical and refining companies as well as some regional marketers and producers.

Based on published capacity data and including our proportionate share of our joint ventures, we believe as of December 31, 2024, we were:

- the second largest producer of PO worldwide; and
- the largest producer of oxyfuels worldwide.

Other—In May 2024, we sold our U.S. Gulf Coast-based ethylene oxide & derivatives ("EO&D") business along with the production facility located in Bayport, TX. See Note 20 to the Consolidated Financial Statements for additional information.

Advanced Polymer Solutions Segment

Overview—Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites, colors and powders.

Our polypropylene compounds are produced from blends of polyolefins and additives and are largely focused on automotive applications. Engineered plastics and engineered composites add value for more specialized high-performance applications used across a variety of industries. Masterbatches are compounds that provide differentiated properties when combined with commodity plastics used in packaging, agriculture and durable goods applications. Specialty powders are largely used to mold toys, industrial tanks and sporting goods. Performance colors provide powdered, pelletized and liquid color concentrates for the plastics industry.

Sales & Marketing / Customers—Our products are sold through our regional sales organizations to a broad base of established customers and distributors. These products are transported to our customers primarily by either truck or bulk rail.

Joint Venture Relationships—We participate in several manufacturing joint ventures in Saudi Arabia, Indonesia and Thailand. We hold majority interests and have operational control of the joint ventures in Indonesia. We do not hold majority interests in any of the remaining joint ventures, nor do we have operational control. These joint ventures provide us with production capacity of approximately 70 thousand tons of compounding and solutions. These capacities are based on our percentage ownership interest in the joint ventures' total capacities.

Raw Materials—The principal materials used in the production of our products are polypropylene, polyethylene, polystyrene, nylon and titanium dioxide. Raw materials required for the production of our products are obtained from our wholly owned or joint venture facilities and from a number of major plastic resin producers or other suppliers at market-based prices.

Our ability to pass through the increased cost of raw materials to customers is dependent on global market demand. In general, the pricing for purchases and sales of most products is determined by global market forces.

Industry Dynamics / Competition—With respect to product competition, the market is influenced and based on a variety of factors, including product development, price, product quality, product delivery, reliability of supply, product performance and customer service. We compete with regional and multinational marketers and producers of plastic resins and compounds. As polypropylene compounds are largely utilized in the automotive industry, we are also exposed to the volatility of this industry, which has significantly decreased since 2019.

Refining Segment

Overview—The primary products of our Refining segment are refined products made from heavy, high-sulfur crude oil and other crude oils of varied types and sources available on the U.S. Gulf Coast. These refined products include gasoline and distillates.

Sales & Marketing / Customers—The Houston refinery's products are primarily sold in bulk to other refiners, marketers, distributors and wholesalers at market-related prices. Most of the Houston refinery's products are sold under contracts with a term of one year or less or are sold in the spot market. The Houston refinery's products generally are transported to customers via pipelines and terminals owned and operated by other parties. The sales of refined products accounted for approximately 20%, 22% and 22% of our consolidated revenues in 2024, 2023 and 2022, respectively.

Raw Materials—Our Houston refinery, which is located on the Houston Ship Channel in Houston, Texas, has a crude oil processing capacity of approximately 268 thousand barrels per day on a calendar day basis (normal operating basis), or approximately 292 thousand barrels per day on a stream day basis (maximum achievable over a 24-hour period). The Houston refinery is a full conversion refinery designed to refine heavy, high-sulfur crude oil. This crude oil is more viscous and denser than traditional crude oil and contains higher concentrations of sulfur and heavy metals, making it more difficult to refine into gasoline and other high-value fuel products. As a result, high-sulfur crude oil has historically been less costly to purchase than light, low-sulfur crude oil. U.S. production is predominantly light sweet crude and much of the heavy crude used in production has generally been imported from Canada, Mexico and other global producers, and has at times been subject to supply disruptions.

We purchase the crude oil used as a raw material for the Houston refinery on the open market on a spot basis and under a number of supply agreements with regional producers, generally with terms varying from three months to one year.

Industry Dynamics / Competition—Our refining competitors are major integrated oil companies, refineries owned or controlled by foreign governments and independent domestic refiners. Based on published data, as of November 2024, there were 126 operable crude oil refineries in the U.S., and total U.S. refinery capacity was approximately 18 million barrels per day. During 2024, the Houston refinery processed an average of approximately 237 thousand barrels per day of heavy crude oil.

Our refining operations compete for the purchases of crude oil based on price and quality. Supply disruptions could impact the availability and pricing. We compete in gasoline and distillate markets as a bulk supplier of fungible products satisfying industry and government specifications. Competition is based on price and location.

The markets for fuel products tend to be volatile as well as cyclical due to supply and demand fundamentals and changing crude oil and refined product prices. Crude oil prices are impacted by worldwide political events, the economics of exploration and production and refined products demand. Prices and demand for fuel products are influenced by seasonal and short-term factors such as weather and driving patterns, as well as by longer term issues such as the economy, environmental concerns, energy conservation and alternative fuels. Industry fuel products supply is dependent on short-term industry operating capabilities and on long-term refining capacity.

A crack spread is a benchmark indication of refining margins based on the processing of a specific type of crude oil into an assumed selection of major refined products. The Houston refinery generally tracks the Maya 2-1-1 crack spread, which represents the difference between the current month U.S. Gulf Coast price of two barrels of Maya crude oil as set by Petróleos Mexicanos and one barrel each of U.S. Gulf Coast Reformulated Blendstock for Oxygen Blending Gasoline and of U.S. Gulf Coast Ultra Low Sulfur Diesel. While these benchmark refining spreads are generally indicative of the level of profitability at the Houston refinery and similarly configured refineries, there are many other factors specific to our refinery, other refineries and the industry in general, such as the price of other crude oils used in processing and the value of refinery by-products, which influence operating results. Refinery by-products are products other than gasoline and distillates that represent about one-third of the total product volume, and include coke, sulfur, and lighter materials such as NGLs and crude olefins streams. The cost of Renewable Identification Numbers ("RINs"), which are renewable fuel credits mandated by the U.S. Environmental Protection Agency (the "EPA"), can also affect profitability.

Other—In 2022 we announced our plan to exit the refining business as it was determined to be the best strategic and financial path forward for the Company. We commenced shutdown activities in January 2025 and anticipate our refinery exit will be substantially completed in the first quarter of 2025.

Technology Segment

Overview—Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts. We market our process technologies and our polyolefin catalysts to external customers and also use them in our own manufacturing operations. Over the past three years, approximately 20% of our catalyst sales were sold internally to other segments.

Our polyolefin process licenses are structured to provide a standard core technology, with individual customer needs met by adding customized modules that provide the required capabilities to produce the defined production grade slate and plant capacity. In addition to the basic license agreement, a range of services can also be provided, including project assistance, training, assistance in starting up the plant and ongoing technical support after start-up. We may also offer marketing and sales services. In addition, licensees may continue to purchase polyolefin catalysts that are consumed in the production process, generally under long-term catalyst supply agreements with us.

Research and Development—Our research and development ("R&D") activities are designed to improve our existing products and processes, and discover and commercialize new materials, catalysts and processes. These activities focus on product and application development, process development, catalyst development and fundamental polyolefin-focused research.

In 2024, 2023 and 2022, our R&D expenditures were $135 million, $130 million and $124 million, respectively. A portion of these expenses are related to technical support and customer service and are allocated to the other business segments. In 2024, 2023 and 2022 approximately 45% to 50% of all R&D costs were allocated to business segments other than Technology.

GENERAL

Intellectual Property

We maintain an extensive patent portfolio and continue to file new patent applications in the U.S. and other countries. As of December 31, 2024, we owned approximately 6,200 patents and patent applications worldwide. Our patents and trade secrets cover our processes, products and catalysts and are significant to our competitive position, particularly with regard to PO, intermediate chemicals, petrochemicals, polymers and our process technologies. While we believe that our intellectual property provides competitive advantages, we do not regard our businesses as being materially dependent upon any single patent, trade secret or trademark. Some of our production capacity operates under licenses from third parties.

Environmental

Most of our operations are affected by national, state, regional and local environmental laws. Matters pertaining to the environment are discussed in Part I, Item 1A. *Risk Factors*; Part I, Item 3. *Legal Proceedings*; Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operation*s; and Notes 2 and 17 to the Consolidated Financial Statements.

We have made, and intend to continue to make, the expenditures necessary for compliance with applicable laws and regulations relating to environmental, health and safety matters. In 2024, we incurred capital expenditures of $269 million for health, safety and environmental compliance purposes and improvement programs. We estimate incurring approximately $250 million annually in 2025 and 2026 for similar expenditures.

While capital expenditures or operating costs for environmental compliance, including compliance with potential legislation and potential regulation related to climate change, cannot be predicted with certainty, we do not believe they will have a material effect on our competitive position in the near term.

In the future, climate change may physically impact our facilities and supply chain, however, we do not believe these potential impacts are material in the near-term.

Sustainability

Our sustainability goals center on addressing three global challenges: ending plastic waste, taking climate action and advancing a thriving society.

Ending Plastic Waste—We have a goal to produce and market at least two million metric tons of recycled and renewable-based polymers annually by 2030 representing approximately 20% of our 2024 global sales of polyethylene and polypropylene.

We continue to invest upstream to secure plastic waste material and evaluate opportunities to expand mechanical and chemical recycling capacity globally through investments and commercial agreements. In 2024, we laid the foundation for the *MoReTec-1* plant, our first industrial-scale chemical recycling plant at our site in Wesseling, Germany which will use our proprietary *MoReTec* technology to convert post-consumer plastic waste into feedstock for producing new plastic materials. This plant has the flexibility to operate under 100% renewable power and enables a high plastic to plastic yield while reducing greenhouse gas emissions compared to virgin fossil fuel based processes. Targeted startup for this facility is set for 2026.

Taking Climate Action—Our climate ambitions include our goal to reduce absolute scope 1 and 2 greenhouse gas ("GHG") emissions by 42% and absolute scope 3 emissions by 30% by 2030 relative to a 2020 baseline, as well as achieve net zero scope 1 and 2 emissions by 2050.

Certain GHG emissions reduction initiatives planned for implementation by 2030 are linked to existing asset turnaround schedules for our largest sites. In 2024, our Wesseling site in Germany implemented process heat recovery projects, electrification of a large process turbine and optimization of steam demand which includes the phase-out of coal use. These initiatives are expected to reduce our scope 1 emissions by approximately 130 thousand metric tons annually compared to 2020 levels.

In 2024, we secured power purchase agreements with an aggregate generation capacity that will enable us to meet our goal of procuring at least 50 percent of our electricity from renewable sources by 2030, based on 2020 procured levels. These agreements are expected to generate an estimated 5.0 million megawatt hours of renewable electricity annually, reducing our scope 2 emissions by more than 1.8 million metric tons of carbon emissions.

Ceasing operations at the Houston refinery in the first quarter of 2025 is expected to reduce our scope 1 and scope 2 GHG emissions by more than 3 million metric tons annually and our scope 3 emissions by approximately 40 million metric tons annually. We are evaluating multiple options to transform the site for future growth, including chemical recycling to process plastic waste, renewable cracker feedstocks such as renewable distillates and bio-based feedstocks, and repurposing on-site infrastructure to support growth and circular and low carbon product innovation.

We are also engaging with our suppliers of feedstock, raw materials, and logistics services to better understand the GHG emissions associated with our procured goods and services and to identify potential collaborative opportunities to reduce emissions throughout our value chain.

Our ambition to achieve net zero scope 1 and 2 emissions by 2050 will require the development of enabling technologies such as cracker electrification, hydrogen utilization, carbon capture and storage ("CCS"), carbon utilization and other innovative solutions across our manufacturing footprint. Additionally, the transition to net zero requires robust infrastructure, policy support, and market demand for low-carbon products. We advocate for government-backed frameworks to de-risk investments in renewable energy, hydrogen, and CCS.

Advancing a Thriving Society—By working to advance a thriving society, we make a positive impact far beyond our company and deliver long-term value for our stakeholders. We are creating solutions for everyday sustainable living, working to ensure the safety and well-being of our colleagues by holding ourselves to the highest standards, embracing different backgrounds and perspectives, promoting equity and respect among our global colleagues and within our communities, and aligning our suppliers' values with our own.

Capital Budget—We estimate capital spending to support our sustainability goals, including investments in emissions reduction and our CLCS business, will represent approximately 25% of our total capital expenditures over the next two years.

Human Capital

Our success as a company is tied to the passion, knowledge, collaboration, and talent of our global team. Our strategic pillar to Step up Performance and Culture focuses on leading our cultural transformation, embedding equity and promoting inclusion and growing the capabilities and skills of our people through our global learning and development programs.

Stepping up Performance and Culture—In 2024, we focused on educating employees on our competencies and further embedding them in our processes and systems across the enterprise. Aligned with our purpose, commitments and values, the competencies form the "how" we behave daily to achieve our strategic goals and improve our culture. As part of this culture transformation, we concentrated on reinforcing the strategy enabling attributes of our culture in order to a create a culture where employees are highly engaged and inspired to innovate and deliver business results.

Diversity, Equity and Inclusion—Our goal is to create a company where fairness, equity and a sense of belonging are experienced by all, propelling individual and collective success. By increasing inclusion, we build high performing teams that can effectively innovate and collaborate. All of which enable us to contribute to our financial outcomes and help to achieve our business goals.

Demographics—As of December 31, 2024, we had approximately twenty thousand employees. Our employee demographics, excluding student employees, consisted of:

Global Employee Gender Representation	Employees by Geographic Region	U.S. Employee Ethnicity Representation
		

U.S. Underrepresented population ("URP") is based on reporting for the U.S. Equal Employment Opportunity Commission and includes employees who self-identify as Hispanic or Latino, Black or African American, Asian or Pacific Islander, Indian, Alaskan Native, Native Hawaiian or two or more races. Employees who self-identify as White or Caucasian are considered U.S. Non-Underrepresented.

Diversity (Representation)—Cultivating a diverse workforce has a powerful impact on our culture and performance by broadening perspectives and experiences and helps to promote inclusive and impactful results. We also take into consideration Dutch laws with respect to gender ambitions (both male and female) for senior management, including requirements to set appropriate and ambitious gender diversity targets. We currently have an aspirational goal to have at least 33% female senior leaders and at least 33% male senior leaders, globally, by 2032. In 2024, women served in 25% of global senior leadership roles and in the U.S., 22% of senior leaders were from underrepresented populations.

Equity (Fairness)—Our efforts on equity are focused on ensuring that our systems and processes are fair to all employees. Our goal in this area is for all employees to believe they are being treated fairly. In 2024, we completed a pay equity review and performance analysis that involved approximately 13,700 employees, comparing pay for like jobs and focusing on base pay for gender (globally) and ethnicity (U.S. only). Consistent with prior findings, the review reflected that pay is generally administered fairly.

Inclusion (Belonging)—Like equity, we desire a culture where all of our employees feel they are included and belong. To drive change, we introduced new competencies, including one dedicated to promoting inclusion. We focus our inclusion efforts on learning and education, outreach and our eight global employee networks. In 2024, we launched two new networks and achieved 22% participation, an increase from 18% in 2023. Network programming is strongly tied to career development and business and community impact.

Global Talent Development and Engagement—We provide opportunities for growth through on the job training and other more formal development programs. In 2024, we further expanded our LYB University, which includes formal learning and development resources to empower our employees to grow their capabilities. Through our leadership development framework, we had approximately 400 leaders participate in a structured leadership development program tailored to different stages in their career.

Safety, Employee Health and Well-Being—We are committed to providing a safe workplace, free from recognized hazards, and we comply with all applicable health and safety laws and recognized standards to achieve a goal of zero incidents, zero injuries and zero accidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, and targeted campaigns and events, including our annual Global Safety Day.

Code of Conduct and Human Rights Policy—Our Code of Conduct establishes our expectations on topics such as respect in the workplace, anti-corruption, conflicts of interest, trade compliance, anti-trust and competition law, insider trading, sanctions, misconduct and political donations. It is available in seventeen languages on our company website. New employees are trained on the Code of Conduct, and all employees receive annual refresher training. We also have a human rights policy that establishes our standards for workforce health and safety; prevention of discrimination, harassment and retaliation; diversity and inclusion; workplace security; working conditions and fair wages; freedom of association; freely chosen employment; and child labor protections.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Our executive officers as of February 27, 2025 were as follows:

Name and Age	Significant Experience
Peter Vanacker, 58	Chief Executive Officer since May 2022.
	President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company From September 2018 to May 2022.
	Chief Executive Officer and Managing Director of the CABB Group, a global supplier of fine and specialty chemicals from April 2015 to August 2018.
Tracey Campbell, 58	Executive Vice President, Sustainability and Corporate Affairs since October 2022.
	Vice President, Public Affairs from November 2020 to September 2022.
	Director, Polyolefins Asia Pacific from July 2018 to October 2020.
Trisha Conley, 53	Executive Vice President, People and Culture since February 2023.
	Senior Vice President, People Development of Renewable Energy Group, a renewable energy company, from August 2020 to January 2023.
	Vice President of Human Resources, Fuels North America and Head of Country (United States) for Downstream Human Resources at BP, a global energy provider, from July 2015 to July 2020.
Kim Foley, 58	Executive Vice President, Global Olefins & Polyolefins and Refining since August 2024.
	Executive Vice President, Global Olefins & Polyolefins, Refining and Supply Chain from March 2024 to August 2024.
	Executive Vice President, Intermediates and Derivatives and Refining from October 2022 to March 2024.
	Senior Vice President, HSE, Global Engineering and Turnarounds from August 2020 to September 2022.
	Vice President, Health, Safety and Environment from October 2019 to July 2020.
Dale Friedrichs, 61	Executive Vice President, Operational Excellence and HSE since October 2022.
	Interim Executive Vice President, People and Culture from October 2022 to February 2023.
	Senior Vice President, Human Resources and Global Projects from August 2020 to September 2022.
	Vice President, Human Resources from October 2019 to July 2020.
	Vice President, Health, Safety, Environment and Security from February 2017 to October 2019.

Name and Age	Significant Experience
Jeffrey Kaplan, 56	Executive Vice President and General Counsel since October 2022.
	Executive Vice President, Legal & Public Affairs and Chief Legal Officer from March 2015 to September 2022.
Aaron Ledet, 50	Executive Vice President, Intermediates & Derivatives and Supply Chain since August 2024.
	Executive Vice President, Intermediates & Derivatives from March 2024 to August 2024.
	Senior Vice President, Olefins & Polyolefins Americas from October 2022 to March 2024.
	Director Olefins & Optimization Americas from January 2022 to October 2022.
	Senior Director Olefins & Feedstocks from May 2021 to December 2021.
	Director Olefins & Optimization Americas from October 2020 to May 2021.
	Senior Director Advanced Polymer Solutions US/Canada Region from October 2018 to October 2020.
Michael McMurray, 60	Executive Vice President and Chief Financial Officer since November 2019.
	Senior Vice President and Chief Financial Officer at Owens Corning, a global manufacturer of insulation, roofing and fiberglass composites, from August 2012 to November 2019.
Torkel Rhenman, 61	Executive Vice President, Advanced Polymer Solutions since October 2022.
	Executive Vice President, Intermediates & Derivatives, and Refining from August 2020 to September 2022.
	Executive Vice President, Intermediates & Derivatives from July 2019 to July 2020.
James Seward, 57	Executive Vice President and Chief Innovation Officer since October 2022.
	Senior Vice President, Research & Development, Technology and Sustainability from August 2020 to September 2022.
	Senior Vice President, Technology Business, Sustainability, and Olefins & Polyolefins, Europe, Asia and International Joint Venture Management from September 2018 to July 2020.
Yvonne van der Laan, 53	Executive Vice President, Circular and Low Carbon Solutions since October 2022.
	Senior Director, Global Circularity from May 2022 to September 2022.
	Director, Olefins & Optimizations, Europe from September 2019 to April 2022.
	Vice President, Industry & Bulk Cargo for the Port of Rotterdam, the largest seaport in Europe, from February 2016 to September 2019.

Description of Properties

Our principal manufacturing facilities as of December 31, 2024 are set forth below and are identified by the principal segment or segments using the facility. All of the facilities are wholly owned, except as otherwise noted.

Location	Segments
Americas	
Bayport (Pasadena), Texas[1]	I&D
Bayport (Pasadena), Texas	O&P-Americas
Channelview, Texas	O&P-Americas
Channelview, Texas[1][2]	I&D
Chocolate Bayou (Alvin), Texas	O&P-Americas
Clinton, Iowa	O&P-Americas
Corpus Christi, Texas	O&P-Americas
Edison, New Jersey	Technology
Houston, Texas	Refining
La Porte, Texas[3]	O&P-Americas
La Porte, Texas[3]	I&D
Lake Charles, Louisiana	O&P-Americas
Lake Charles, Louisiana[4]	O&P-Americas
Matagorda (Bay City), Texas	O&P-Americas
Morris, Illinois	O&P-Americas
Victoria, Texas†	O&P-Americas
Europe	
Botlek, Rotterdam, The Netherlands†	I&D
Ferrara, Italy	O&P-EAI and Technology
Fos-sur-Mer, France†	I&D
Frankfurt, Germany†	O&P-EAI and Technology
Knapsack, Germany†	O&P-EAI and APS
Kerpen, Germany	APS
Ludwigshafen, Germany†	Technology
Moerdijk, The Netherlands†	O&P-EAI
Wesseling, Germany	O&P-EAI

†	The facility is located on leased land.
(1)	The Bayport PO/TBA plants and the Channelview PO/SM I plant are held by the U.S. PO joint venture between Covestro and Lyondell Chemical Company. These plants are located on land leased by the U.S. PO joint venture.
(2)	Equistar Chemicals, LP operates a polybutadiene unit, which is owned by an unrelated party and is located within the Channelview facility on property leased from Equistar Chemicals, LP.
(3)	The La Porte facilities are on contiguous property.
(4)	The Lake Charles facility is owned by the Louisiana Integrated PolyEthylene JV LLC joint venture and is located on land owned by the joint venture.

Other Locations and Properties

We maintain executive offices in London, the United Kingdom; Rotterdam, The Netherlands; Houston, Texas and Hong Kong, China. We maintain research facilities in Lansing, Michigan; Channelview, Texas; Cincinnati, Ohio; Ferrara, Italy and Frankfurt, Germany. Our Asia-Pacific headquarters are in Hong Kong. We also have technical support centers in Rotterdam, The Netherlands; Mumbai, India; Poznan, Poland; and Shanghai, China. We have various sales facilities worldwide.

Website Access to SEC Reports

Our Internet website address is *http://www.LyondellBasell.com*. Information contained on our Internet website is not part of this report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"). Alternatively, these reports may be accessed at the SEC's website at *http:/www.sec.gov.*

Item 1A.   Risk Factors.

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Related to our Business and Industry

The cyclicality and volatility of the industries in which we participate may cause significant fluctuations in our operating results.

Our business operations are subject to the cyclical and volatile nature of the supply-demand balance in the chemical industry. Our future operating results are expected to continue to be affected by this cyclicality and volatility. The chemical industry historically has experienced alternating periods of capacity shortages, causing prices and profit margins to increase, followed by periods of excess capacity, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. While we are exiting the refining business in the first quarter of 2025, we expect to experience similar volatility in that industry until closure of our Houston refinery.

In addition to changes in the supply and demand for products, changes in energy prices and other worldwide economic conditions can cause volatility. These factors result in significant fluctuations in profits and cash flow from period to period and over business cycles.

New capacity additions around the world may lead to periods of oversupply and lower profitability. The timing and extent of any changes to currently prevailing market conditions are uncertain and supply and demand may be unbalanced at any time. As a consequence, we are unable to accurately predict the extent or duration of future industry cycles or their effect on our business, financial condition or results of operations.

A sustained decrease in the price of crude oil may adversely impact the results of our operations, primarily in North America.

Energy costs generally follow price trends of crude oil and natural gas. These price trends may be highly volatile and cyclical. In the past, raw material and energy costs have experienced significant fluctuations that adversely affected our business segments' results of operations. For example, we have benefited from the favorable ratio of U.S. crude oil prices to natural gas prices in the past. If the price of crude oil remains lower relative to U.S. natural gas prices or if the demand for natural gas and NGLs increases, this may have a negative impact on our results of operations.

Costs and limitations on supply of raw materials and energy may result in increased operating expenses.

The costs of raw materials and energy represent a substantial portion of our operating expenses. Due to the significant competition we face and the commodity nature of many of our products, we are not always able to pass on raw material and energy cost increases to our customers. When we do have the ability to pass on the cost increases, we are not always able to do so quickly enough to avoid adverse impacts on our results of operations.

Cost increases for raw materials, energy, or broad-based price inflation also increase working capital needs, which could reduce our liquidity and cash flow. Even if we are able to increase our sales prices to reflect these increases, demand for products may decrease as consumers and customers reduce their consumption or use substitute products, which may have an adverse impact on our results of operations. In addition, producers in natural gas cost-advantaged regions, such as the Middle East and North America, benefit from the lower prices of natural gas and NGLs. Competition from producers in these regions may cause us to reduce exports from Europe and elsewhere. Any such reductions may increase competition for product sales within Europe and other markets, which can result in lower margins in those regions.

For some of our raw materials and utilities there are a limited number of suppliers, and in some cases, the supplies are specific to the particular geographic region in which a facility is located. It is also common in the chemical industry for a facility to have a sole, dedicated source for its utilities, such as steam, electricity and gas. Having a sole or limited number of suppliers may limit our negotiating power, particularly in the case of rising raw material costs. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements. The reliance on single or limited suppliers heightens our vulnerability to supply chain interruptions, and the closure of such a supplier could cause us to be unable to profitably operate our assets. For example, our ability to operate our site in Brindisi, Italy, may be negatively impacted by the potential shutdown of its propylene supplier.

Additionally, there is concern over the reliability of water sources, including around the U.S. Gulf Coast where several of our facilities are located. The decreased availability or less favorable pricing for water as a result of population growth, drought or regulation could negatively impact our operations, including by impacting our ability to produce or transport our products.

If our raw material or utility supplies were disrupted, our businesses would likely incur increased costs to procure alternative supplies or incur excessive downtime, which would have a negative impact on plant operations. Disruptions of supplies may occur as a result of transportation issues resulting from natural disasters, water levels, and interruptions in marine water routes, among other causes, which can affect the operations of vessels, barges, rails, trucks and pipeline traffic. These risks are particularly prevalent in the U.S. Gulf Coast area. Additionally, increasing exports of NGLs and crude oil from the U.S. or greater restrictions on hydraulic fracturing could restrict the availability of our raw materials, thereby increasing our costs.

With increased volatility in raw material costs, our suppliers could impose more onerous terms on us, resulting in shorter payment cycles and increasing our working capital requirements.

Our ability to source raw materials or deliver products may be adversely affected by political instability, civil disturbances or other governmental actions.

We obtain a portion of our principal raw materials from sources in the Middle East and Central and South America that may be less politically stable than other areas in which we conduct business. Political instability, civil disturbances and actions by governments in these areas are more likely to substantially increase the price and decrease the supply of raw materials necessary for our operations or impair our ability to deliver products to customers, which could have a material adverse effect on our results of operations.

Incidents of civil unrest, including terrorist attacks and demonstrations that have been marked by violence, have occurred in a number of countries, including in the Middle East and South America. Some political regimes in these countries are threatened or have changed as a result of such unrest. Political instability and civil unrest could continue to spread in the region and involve other areas. Such unrest, if it continues to spread or grow in intensity, could lead to civil wars, regional conflicts or regime changes resulting in governments that are hostile to countries in which we conduct substantial business, such as in the U.S., Europe or their respective trading partners.

Our business is capital intensive and we rely on cash generated from operations and external financing to fund our growth and ongoing capital needs. Limitations on access to external financing could adversely affect our operating results.

We require significant capital to operate our current business and fund our growth strategy. Moreover, interest payments, dividends, capital requirements of our joint ventures, the expansion of our current business or other business opportunities may require significant amounts of capital. If we need external financing, our access to credit markets and pricing of our capital is dependent upon maintaining sufficient credit ratings from credit rating agencies and the state of the capital markets generally. There can be no assurances that we would be able to incur indebtedness on terms we deem acceptable, and it is possible that the cost of any financings could increase significantly, thereby increasing our expenses and decreasing our net income. If we are unable to generate sufficient cash flow or raise adequate external financing, including as a result of significant disruptions in the global credit markets, we could be forced to restrict our operations and growth opportunities, which could adversely affect our operating results.

We may use our $3,750 million revolving credit facility, which backs our commercial paper program, to meet our cash needs, to the extent available. As of December 31, 2024, we had no borrowings or letters of credit outstanding under the facility and no borrowings outstanding under our commercial paper program, leaving an unused and available credit capacity of $3,750 million. We may also meet our cash needs by selling receivables under our $900 million U.S. Receivables Facility. As of December 31, 2024, we had no borrowing or letters of credit outstanding and availability of $900 million under this facility. In the event of a default under our credit facilities or any of our senior notes, we could be required to immediately repay all outstanding borrowings and make cash deposits as collateral for all obligations the facility supports, which we may not be able to do. Any default under any of our credit arrangements could cause a default under many of our other credit agreements and debt instruments. Without waivers from lenders party to those agreements, any such default could have a material adverse effect on our ability to continue to operate.

Risks Related to our Operations

Our operations are subject to risks inherent in the chemical industry, and we could be subject to liabilities for which we are not fully insured or that are not otherwise mitigated.

We maintain property, business interruption, product, general liability, casualty and other types of insurance that we believe are appropriate for our business and operations as well as in line with industry practices. However, we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters or climate-related exposures, wars, terrorist acts, or cybersecurity incidents. Changes in insurance market conditions have caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us, or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Our business, including our results of operations and reputation, could be adversely affected by safety or product liability issues.

Failure to appropriately manage occupational safety, process safety, product safety, human health, product liability and environmental risks inherent in the chemical and refining businesses and associated with our products, product life cycles and production processes could result in unexpected incidents including releases, fires, or explosions resulting in personal injury, loss of life, environmental damage, loss of revenue, legal liability, and/or operational disruption. Public perception of the risks associated with our products and production processes could impact product acceptance and influence the regulatory environment in which we operate. While we have management systems, procedures and controls to manage these risks, issues could be created by events outside of our control, including natural disasters, severe weather events and acts of sabotage.

Further, because a part of our business involves licensing polyolefin process technology, our licensees are exposed to similar risks involved in the manufacture and marketing of polyolefins. Hazardous incidents involving our licensees, if they do result or are perceived to result from use of our technologies, may harm our reputation, threaten our relationships with other licensees and/or lead to customer attrition and financial losses. Our policy of covering these risks through contractual limitations of liability and indemnities and through insurance may not always be effective. As a result, our financial condition and results of operation would be adversely affected, and other companies with competing technologies may have the opportunity to secure a competitive advantage.

Interruptions of operations at our facilities may result in increased liabilities or lower operating results.

We own and operate large-scale facilities. Our operating results are dependent on the continued operation of our various production facilities and the ability to complete construction and maintenance projects on schedule. Interruptions at our facilities may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. In recent years, we have had to shut down plants on the U.S. Gulf Coast as a result of various hurricanes and cold weather events striking Texas and Louisiana.

Our operations are subject to hazards inherent in chemical manufacturing and refining and the related storage and transportation of raw materials, products and wastes. These potential hazards include:

- pipeline leaks and ruptures;
- explosions;
- fires;
- severe weather and natural disasters;
- mechanical failure;
- unscheduled downtimes;
- supplier disruptions;
- labor shortages or other labor difficulties;
- transportation interruptions;
- remediation complications;
- increased restrictions on, or the unavailability of, water for use at our manufacturing sites or for the transport of our products or raw materials;
- chemical and oil spills;
- discharges or releases of toxic or hazardous substances or gases;
- shipment of incorrect or off-specification product to customers;
- storage tank leaks;
- other environmental risks; and
- cyber-attack or other terrorist acts.

Some of these hazards may cause severe damage to or destruction of property and equipment, personal injury, loss of life, environmental damage, legal liability resulting from government action or litigation, loss of revenue, suspension of operations or the shutdown of affected facilities.

Large capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting project returns. If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities could materially adversely affect our ability to achieve forecasted internal rates of return and operating results, or impair our ability to meet our sustainability or other targets or goals. For example, higher costs arising from delaying construction of our PO/TBA plant in Houston increased our costs and impacted our projected rate of return on the project. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to contract with our customers and supply certain products we produce. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

- denial of or delay in receiving requisite regulatory approvals and/or permits;

- unplanned increases in the cost of construction materials, including due to tariffs;
- unplanned increases in labor costs;
- disruptions in transportation of components or construction materials;
- adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;
- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages; and
- nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Shared control or lack of control of joint ventures or equity investments may delay decisions or actions regarding our joint ventures, or adversely affect our financial results.

A portion of our operations are conducted through joint ventures or equity investments, where control may be exercised by or shared with unaffiliated third parties. We cannot control the actions or ownership of these partners, including any nonperformance, default or bankruptcy of the joint venture or its partners. The joint ventures that we do not control may also lack financial reporting systems to provide adequate and timely information for our reporting purposes. In addition, a joint venture may lack adequate cybersecurity protections or other controls that could impact its ability to reliably conduct operations.

Our joint venture partners may have different interests or goals than we do and may take actions contrary to our requests, policies or objectives. Differences in views among the joint venture participants also may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the joint ventures and in turn our business and operations. We may develop a dispute with any of our partners over decisions affecting the venture that may result in litigation, arbitration or some other form of dispute resolution. If a joint venture participant acts contrary to our interest, or is unsuccessful in conducting its business, it could harm our brand, business, results of operations and financial condition.

We may be required to record material charges against our earnings due to any number of events including impairments of our assets.

We review our assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill for impairment at least annually. The need to test for impairment can be based on several indicators, including a significant reduction in prices of or demand for products produced, a weakened outlook for profitability, a significant reduction in margins, an expectation that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, other changes to contracts or changes in the regulatory environment.

We may be required to reduce production or idle facilities for extended periods of time or exit certain businesses as a result of the cyclical nature of our industry. Specifically, oversupplies of or lack of demand for particular products or high raw material prices may cause us to reduce production. We may choose to reduce production at certain facilities because we have off-take arrangements at other facilities, which make any reductions or idling unavailable at those facilities.

Temporary outages at our facilities can last for several quarters and sometimes longer. These outages could cause us to incur significant costs, including the expenses of maintaining and restarting these facilities. In addition, we have significant obligations under take-or-pay agreements. Even though we may reduce production at facilities, we may be required to continue to purchase or pay for utilities or raw materials under these arrangements.

Sustained unfavorable market conditions may also result in asset impairments. For example, in 2024, challenging market conditions in Europe resulted in a $837 million non-cash impairment of property, plant and equipment in our O&P-EAI segment.

Any decision to permanently close facilities or exit a business may result in impairment and other charges to earnings. For example, in April 2022, the Finance Committee of the Board of Directors of the Company approved a plan to exit the refining business, resulting in the recognition of $179 million, $334 million and $187 million of expense in 2024, 2023 and 2022, respectively.

Acquisitions or dispositions of assets or businesses could disrupt our business and harm our financial condition and stock price.

We continually evaluate the performance and strategic fit of all of our businesses and evaluate whether our businesses would benefit from acquisitions to enhance growth or dispositions that would align our footprint with our overall business strategy. These transactions pose risks and challenges that could negatively impact our business and financial statements. In 2024, we launched a strategic review of certain assets in Europe to align our asset base with our strategy.

Acquisitions involve numerous risks, including meeting our standards for compliance, problems combining the purchased operations, technologies or products, unanticipated costs and liabilities, diversion of management's attention from our core businesses, and potential loss of key employees. There can be no assurance that we will be able to integrate successfully any businesses, products, technologies, or personnel that we might acquire. The integration of businesses that we may acquire is likely to be a complex, time-consuming, and expensive process and we may not realize the anticipated revenues, synergies, or other benefits associated with our acquisitions if we do not manage and operate the acquired business up to our expectations. If we are unable to efficiently operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls, and human resources practices, our business, financial condition, and results of operations may be adversely affected.

Dispositions of assets or businesses involve risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. In addition, they may result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. In the event we are unable to successfully divest a business or product line, we may be forced to wind down such business or product line, which could materially and adversely affect our results of operations and financial condition.

We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in acquiring or divesting a business or product line, and any transaction we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows, and may also result in a diversion of management attention, operational difficulties and losses.

Risks related to the Global Economy and Multinational Operations

Economic disruptions and downturns in general, and particularly continued global economic uncertainty or economic turmoil in emerging markets, could have a material adverse effect on our business, prospects, operating results, financial condition and cash flows.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally. Economic downturns in the businesses and geographic areas in which we sell our products could substantially reduce demand for our products and result in decreased sales volumes and increased credit risk. Recessionary environments adversely affect our business because demand for our products is reduced, particularly from our customers in industrial markets generally and the automotive and housing industries specifically and may result in higher costs of capital. A significant portion of our revenues and earnings are derived from our business in Europe. In addition, most of our European transactions and assets, including cash and receivables, are denominated in euros.

We also derive significant revenues from our business in emerging markets, particularly the emerging markets in Asia and South America. Any broad-based downturn in these emerging markets, or in a key market such as China, could require us to reduce export volumes into these markets and could also require us to divert product sales to less profitable markets. Any of these conditions could ultimately harm our overall business, prospects, operating results, financial condition and cash flows.

We sell products in highly competitive global markets and face significant price pressures.

We sell our products in highly competitive global markets. Due to the commodity nature of many of our products, competition in these markets is based primarily on price and, to a lesser extent, on product performance, product quality, product deliverability, reliability of supply and customer service. Often, we are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers due to the significant competition in our industry.

In addition, we face increased competition from companies that may have greater financial resources and different cost structures or strategic goals than us. These include large integrated oil companies (some of which also have chemical businesses), government-owned businesses, and companies that receive subsidies or other government incentives to produce certain products in a specified geographic region. Continuing competition from these companies, especially in our olefin business, could limit our ability to increase product sales prices in response to raw material and other cost increases, or could cause us to reduce product sales prices to compete effectively, which would reduce our profitability. Competitors with different cost structures or strategic goals than we have may be able to invest significant capital into their businesses, including expenditures for research and development. In addition, specialty products we produce may become commoditized over time. Increased competition could result in lower prices or lower sales volumes, which would have a negative impact on our results of operations.

We operate internationally and are subject to exchange rate fluctuations, exchange controls, political risks and other risks relating to international operations.

We operate internationally and are subject to the risks of doing business on a global level. These risks include fluctuations in currency exchange rates, economic instability and disruptions, restrictions on the transfer of funds and the imposition of trade restrictions or duties and tariffs, and complex regulations concerning privacy and data security. Additional risks from our multinational business include transportation delays and interruptions, war, terrorist activities, epidemics, pandemics, political instability, import and export controls, access to infrastructure, sanctions, changes in governmental policies, labor unrest and current and changing regulatory environments.

We generate revenues from export sales and operations that may be denominated in currencies other than the relevant functional currency. Exchange rates between these currencies and functional currencies in recent years have fluctuated significantly and may do so in the future. It is possible that fluctuations in exchange rates will result in reduced operating results. Additionally, we operate with the objective of having our worldwide cash available in the locations where it is needed, including the United Kingdom for our parent company's significant cash obligations as a result of dividend payments. It is possible that we may not always be able to provide cash to other jurisdictions when needed or that such transfers of cash could be subject to additional taxes, including withholding taxes.

Our operating results could be negatively affected by the laws, rules and regulations, as well as political environments, in the jurisdictions in which we operate. There could be reduced demand for our products, decreases in the prices at which we can sell our products and disruptions of production or other operations. Trade protection measures such as quotas, duties, tariffs, safeguard measures or anti-dumping duties imposed in the countries in which we operate could negatively impact our business. Additionally, there may be substantial capital and other costs to comply with regulations and/or increased security costs or insurance premiums, any of which could reduce our operating results.

We obtain a portion of our principal raw materials from international sources that are subject to these same risks. Our compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject could be challenged. Furthermore, these laws may be modified, the result of which may be to prevent or limit subsidiaries from transferring cash to us.

Furthermore, we are subject to certain existing, and may be subject to possible future, laws that limit or may limit our activities while some of our competitors may not be subject to such laws, which may adversely affect our competitiveness.

Changes in tax laws and regulations could affect our tax rate, financial condition and results of operations.

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments and is subject to taxes in the U.S. and non-U.S. jurisdictions. Significant changes to tax laws and regulations in these jurisdictions or their interpretation could have a material impact on our effective income tax rate. Our future effective income tax rates could also fluctuate based on, among other factors, changes in pre-tax income in countries with varying statutory tax rates, changes in valuation allowances, changes in foreign exchange gains/losses, the amount of exempt income, and changes in unrecognized tax benefits associated with uncertain tax positions. Our tax returns are periodically audited or subjected to review by tax authorities, and we regularly evaluate the likelihood of an adverse result of an examination, however any adverse result of these examinations could also have a material impact on our effective income tax rate, financial condition and results of operations.

Risks Related to Health, Safety, and the Environment

We cannot predict with certainty the extent of future costs under environmental, health and safety and other laws and regulations, and cannot guarantee they will not be material.

We may face liability arising out of the normal course of business, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities, or exposure to products or chemicals that we manufacture, handle or own. In addition, because our products are components of a variety of other end-use products, we, along with other members of the chemical industry, are subject to potential claims related to those end-use products. Any substantial increase in the success of these types of claims could negatively affect our operating results.

We are subject to extensive national, regional, state and local environmental laws, regulations, directives, rules and ordinances concerning pollution, protection of the environment, hazardous materials, health and safety, the security of our facilities, and the safety of our products. We generally expect that these requirements are likely to become more stringent over time. Changes to such laws could result in restrictions on our operations, denial of permits, loss of business opportunities, increased operating costs or additional capital expenditures. We could incur significant costs or operational restrictions due to violations of or liabilities under such laws and regulations in the form of fines, penalties, and injunctive relief. Any substantial liability under such laws could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, we are required to have permits for our businesses and are subject to licensing regulations. These permits and licenses are subject to renewal, modification and in some circumstances, revocation. Further, the permits and licenses are often difficult, time consuming and costly to obtain and could contain conditions that limit our operations.

We may incur substantial costs to comply with climate change legislation and related regulatory initiatives.

There has been a broad range of proposed or promulgated international, national and state laws focusing on greenhouse gas ("GHG") emission reduction and global climate change. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws and regulations in this field continue to evolve and, while they are likely to be increasingly widespread and stringent, at this stage it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation. Under the 2015 Paris Agreement, parties to the United Nations Framework Convention on Climate Change agreed to undertake ambitious efforts to reduce GHG emissions and strengthen adaptation to the effects of climate change.

Jurisdictions in which we operate, including, in particular, the European Union (EU), have prepared national legislation and protection plans to implement their emission reduction commitments under the Paris Agreement. Our operations in Europe participate in the EU Emissions Trading System (ETS) and we meet our obligations through a combination of free and purchased emission allowances. We anticipate that climate regulation in the EU will result in an accelerated reduction of our free allowances, and higher market prices for purchased allowances. These and other future regulations could result in increased costs, additional capital expenditures, or restrictions on operations.

Although the U.S. announced its intent to withdraw from the Paris Agreement and roll back climate regulations in January 2025, several state governments have promulgated regulations directed at GHG emissions reductions from certain types of facilities, and additional regulations could be forthcoming, that could result in increased operating costs for compliance, required acquisition or trading of emission allowances, or other costs. For example, the states of Vermont and New York have enacted 'climate superfund' laws that attempt to impose strict liability on companies that have extracted or refined hydrocarbons that led to emissions of GHG over certain thresholds. Additionally, demand for the products we produce may be reduced.

Non-Governmental Organizations have been active in filing lawsuits against governments and private parties in various jurisdictions around the world seeking enforcement of existing laws and new requirements to reduce GHG emissions. In one case decided in The Netherlands in November 2024, the court held that, although there was no basis to support an order for a specific emission reduction target, Royal Dutch Shell had an obligation to take measures to combat climate change. These types of laws, regulations, and litigation results could increase the cost of purchased energy and increase costs of compliance in various locations.

Compliance with climate regulations may result in increased permitting necessary for the operation of our business or for any of our growth plans. Difficulties in obtaining such permits could have an adverse effect on our future growth. In addition, any future potential climate regulations, legislation, or litigation results could impose additional operating restrictions or delays in implementing growth projects or other capital investments, require us to incur increased costs, and could have a material adverse effect on our business and results of operations.

Legislation and regulatory initiatives could lead to a decrease in demand for our products or reputational harm.

New or revised governmental regulations and independent studies relating to the effect of our products on health, safety and the environment may affect demand for our products and the cost of producing our products. Initiatives by governments and private interest groups will potentially result in increased toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. New or revised legislation or regulations could result in additional use restrictions and/or bans of certain chemicals. For example, in the EU, the European Commission is expected to continue to develop and implement legislative changes to the EU regulatory frameworks for chemicals including the Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), and the Classification, Labelling and Packaging Regulation ("CLP") that could result in increased compliance costs, additional restrictions, and/or bans of chemicals used or produced by us. In the U.S., changes to the U.S. Environmental Protection Agency's risk evaluation process under the Toxic Substances Control Act ("TSCA") could also result in additional restrictions and/or bans of chemicals used or produced by us.

Assessments under TSCA, REACH or similar programs or regulations in other state or national jurisdictions may result in heightened concerns about the chemicals we use or produce and may result in additional requirements or bans being placed on the production, handling, labeling or use of those chemicals. Such concerns and additional requirements could also increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products. Such a decrease in demand could have an adverse impact on our business and results of operations. International regulators, investors, consumers and other stakeholders are focused on environmental, social, and governance ("ESG") considerations. ESG disclosure obligations have required and may continue to require us to implement new practices and reporting processes and have created and will continue to create additional compliance risk. If we are unable to meet our circularity, greenhouse gas reduction, diversity, equity and inclusion, or other goals, or if we are perceived by regulators, customers, stockholders or employees to have not responded appropriately to the growing concern for these issues, our reputation, and therefore our ability to sell our products, could be negatively impacted. If, as a result of their assessment of our ESG performance, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our shares or debt securities. Alternatively, as "anti-ESG" sentiment exists among some individuals and government institutions, we may also face scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding our ESG initiatives. Providers of debt and equity financing may also consider our sustainability performance and external ESG ratings, which we have limited ability to influence, which could impact our cost of capital and adversely affect our business.

The physical impacts of climate change can negatively impact our facilities and operations.

Potential physical impacts of climate change include increased frequency and severity of hurricanes and floods as well as freezing conditions, tornadoes, and global sea level rise. Although we have preparedness plans in place designed to minimize impacts and enhance safety, should an event occur, it could have the potential to disrupt our supply chain and operations. A number of our facilities are located on the U.S. Gulf Coast, which has been impacted by hurricanes that have required us to temporarily shut down operations at those sites. Our sites rely on rivers and other waterways for transportation that may experience restrictions in times of drought or other unseasonal weather variation. In addition, scarcity of water and drought conditions due to climate change could reduce the availability of fresh water needed to produce our products which could increase our costs of operations.

Increased regulation or deselection of plastic could lead to a decrease in demand growth for some of our products.

There is a growing concern with the accumulation of plastic, plastic additives, and microplastics in the environment, particularly in waterways and oceans. Additionally, plastics are facing increased public backlash and scrutiny, as well as governmental investigations and enforcement, and private litigation. Policy measures to address these concerns are being discussed or implemented by governments at all levels. For example, over the past two years the United Nations Environment Program has been overseeing the development of a new international legally binding instrument on plastic pollution. While these international negotiations have been challenging, significant progress has been made with a goal of finalizing this treaty by the end of 2025. The European Union has been undertaking a series of actions under its Circular Economy Action Plan, including adoption of the Single Use Plastics Directive in 2019, which introduced policy measures for single use plastics including bans, product design requirements, extended producer responsibility obligations, and labeling requirements, and adoption of the Packaging and Packaging Waste Regulation to replace the Packaging and Packaging Waste Directive. In addition, a host of single-use plastic bans, taxes and Extended Producer Responsibility (EPR) bills have been passed by countries around the world and states and municipalities throughout the U.S. Consumer deselection, increased regulation of, or prohibition on, the manufacturing or use of plastic or plastic products could limit the use of these products or increase the costs incurred by our customers to use such products, and could lead to a decrease in demand, particularly for fossil-based PE, PP, and other products we make. Such a decrease in demand could adversely affect our business, operating results, and financial condition.

Failure to effectively and timely achieve our GHG emissions reduction goals could damage our reputation and have an adverse effect on the demand for our products.

We have set GHG emissions reduction targets for 2030 and aim to achieve net zero scope 1 and 2 GHG emissions by 2050. Our ability to achieve these goals depends on many factors, including the development and availability of technology, our ability to secure permits and emissions credits, project execution risk, the availability of infrastructure, the availability of suppliers, the availability of supportive governmental policies and markets, to evolving regulatory requirements, competitor actions, and customer and consumer preferences. We may also not timely adapt to changes or methods in carbon pricing that could increase our costs and reduce our competitiveness. The cost associated with our GHG emissions reduction goals could be significant. We also participate, along with other companies, institutes, universities, trade associations and other organizations, in various initiatives, campaigns, and other projects that express various ambitions, aspirations and goals related to climate change, emissions and energy transition. Our individual ambitions, future performance or policies may differ from the ambitions of those organizations or the individual ambitions of other participants in these various initiatives, campaigns, and other projects, and we may unilaterally change our own ambitions, aspirations and goals. Failure to achieve our emissions targets could result in reputational harm, enforcement or litigation, changing investor sentiment regarding investment in LyondellBasell or a negative impact on access to and cost of capital.

Failure to achieve our circularity goals could have an adverse effect on the demand for our products and damage our reputation.

In September 2020, we announced a circularity goal of producing and marketing at least two million metric tons of recycled and renewable-based polymers annually by 2030. Many of our customers also have goals to increase the recycled and renewable content in their own products and packaging. Our ability to achieve this goal depends on many factors, including the availability of collection and sortation infrastructure, evolving regulations on chemical recycling and recycled content, our ability to grow our CLCS business, established in 2022, make investments in new technologies, expand the global footprint of our recycling facilities and joint ventures, secure access to feedstock, and manufacture recycled and low carbon products at commercial scale. In 2024, we began construction on our first industrial-scale chemical recycling plant at our site in Wesseling, Germany, which utilizes our proprietary *MoReTec* technology, and we may encounter difficulties in the construction or operation of the facility, or the implementation of *MoReTec* technology at that scale, which could negatively impact our ability to achieve our goals and damage our reputation with customers and other stakeholders.

General Risk Factors

Increased IT and cybersecurity threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, data, products, facilities and services, and the expansion of related regulatory requirements could increase our costs and disrupt our operations.

Increased global information cybersecurity threats and more sophisticated, targeted computer crime pose a risk to the confidentiality, availability and integrity of our data, operations and infrastructure. Our cybersecurity and infrastructure protection technologies, disaster recovery plans and systems, employee training and vendor risk management may not be sufficient to defend us against all unauthorized attempts to access our information or impact our systems. We – and our third-party vendors and service providers – have been and may in the future be subject to cybersecurity events of varying degrees. To date, the impacts of prior events have not had a material adverse effect on us, however, there is no assurance that such an event has not already occurred and we are unaware of it, or that we will not suffer a cybersecurity breach and loss in the future. We devote significant resources to prevent cybersecurity events, incidents, and breaches and to protect our data, but our systems and procedures for identifying and protecting against such attacks and mitigating such risks may prove to be insufficient due to system vulnerabilities, human error or malfeasance, or other factors.

Cybersecurity events involving our information technology systems or those of our third-party vendors and service providers can result in disclosure, unavailability, loss of integrity, theft, destruction, loss, misappropriation or release of confidential financial data, regulated personally identifying or identifiable information, intellectual property and other information; give rise to remediation or other expenses; result in litigation, claims and increased regulatory review or scrutiny; reduce our customers' willingness to do business with us; disrupt our operations and the services we provide to customers; and subject us to litigation and legal liability under international, U.S. federal and state laws and regulations. Any of such results could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

We are subject to a variety of laws and regulations in Europe, the United States and other jurisdictions regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data, and impose obligations on us to ensure transparency, purpose limitation, data minimization, accuracy, storage limitation, integrity, confidentiality, and accountability. Compliance with and interpretation of various data privacy regulations continue to evolve, and any violation could subject us to legal claims, regulatory penalties, and damage to our reputation.

In addition, the complex and dynamic regulatory environment surrounding artificial intelligence ("AI"), including generative AI, subjects us to a variety of risks. These risks include, but are not limited to, data privacy and security vulnerabilities, intellectual property patent, copyright, and misappropriation claims, unauthorized third-party usage of data associated with training models, and malicious use and advanced deceitful communication methods. AI may be leveraged by threat actors to enhance the volume and sophistication of their attacks, potentially resulting in a cybersecurity event affecting us or our suppliers. Furthermore, we face potential missed innovation opportunities and competitive disadvantages. The evolving nature of AI regulations, such as the European Union Artificial Intelligence Act and other global legislative efforts, adds to the uncertainty and complexity of compliance. Changes in these regulations may require significant adjustments to our AI strategies and operations, potentially leading to increased costs and operational disruptions.

Many of our businesses depend on our intellectual property. Our future success will depend in part on our ability to develop new technologies and protect our intellectual property rights, and our inability to do so could reduce our ability to maintain our competitiveness and margins.

We have a significant worldwide patent portfolio of issued and pending patents, and our future results could be impacted by our ability to successfully develop and protect new processes and technologies. Our patents and patent applications, together with proprietary technical know-how, are significant to our competitive position, particularly with regard to PO, intermediate chemicals, polyolefins, licensing and catalysts. We rely on the patent, copyright and trade secret laws of the countries in which we operate to protect our investment in research and development, manufacturing and marketing. We operate plants, sell catalysts and products, participate in joint ventures, and license our process technology in many foreign jurisdictions, including those having heightened risks for intellectual property. In some of these instances, we must disclose at least a portion of our technology to third parties or regulatory bodies. In these cases, we rely primarily on contracts and trade secret laws to protect the associated trade secrets. However, we may be unable to prevent third parties from using our intellectual property without authorization. Proceedings to protect these rights could be costly, and we may not prevail.

The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could result in significantly lower revenues, reduced profit margins and cash flows and/or loss of market share. We also may be subject to claims that our technology, patents or other intellectual property infringes on a third party's intellectual property rights. Unfavorable resolution of these claims could result in restrictions on our ability to deliver the related service or in a settlement that could be material to us.

Adverse results of legal proceedings could materially adversely affect us.

We are subject to and may in the future be subject to a variety of legal proceedings, claims, and controversies that arise out of the ordinary conduct of our business. Results and timing of these legal matters cannot be predicted with certainty. Irrespective of the merits, litigation and dispute resolution may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could have an adverse impact on our business and results of operations should we fail to prevail in certain matters.

For example, in 2024, we were named as one defendant in two separate proposed class action cases related to industry-wide claims about plastics recyclability. The claims made in litigation filed in Kansas are related to alleged public nuisance from plastic waste in the environment, and litigation filed in Missouri seeks damages under antitrust, unfair competition and consumer protection laws. Although the Kansas case was subsequently dismissed, the Missouri case is still pending, and it is possible that similar cases in the future could result in significant fines or damages, or injunctive action that could adversely affect our ability to conduct our business or negatively impact our financial condition or results of operations.

If we lose key employees or are unable to attract and retain the employees we need, our business and operating results could be adversely affected.

Our success depends on our ability to attract and retain key personnel, and we rely heavily on our management team. The inability to recruit and retain key personnel or the unexpected loss of key personnel may adversely affect our operations. In addition, because of the reliance on our management team, our future success depends in part on our ability to identify and develop talent to succeed senior management. The retention of key personnel and appropriate senior management succession planning will continue to be critically important to the successful implementation of our strategies.

There is substantial and continuous competition for engineering, manufacturing, and operations employees. We may not be successful in attracting and retaining such personnel, and we may experience increased compensation and training costs that may not be offset by either improved productivity or higher sales. We have from time to time experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and may not be able to fill positions in desired geographic areas or at all.

Significant changes in pension fund investment performance or assumptions relating to pension costs may adversely affect the valuation of pension obligations, the funded status of pension plans, and our pension cost.

Our pension cost is materially affected by the discount rates used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rates of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets may result in corresponding increases and decreases in the value of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. Any changes in key actuarial assumptions, such as the discount rate or mortality rate, would impact the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years.

Many of our current pension plans have projected benefit obligations that exceed the fair value of the plan assets. As of December 31, 2024, the aggregate deficit was $815 million. Any declines in the fair values of the pension plans' assets could require additional payments by us in order to maintain specified funding levels.

Our pension plans are subject to legislative and regulatory requirements of applicable jurisdictions, which could include, under certain circumstances, local governmental authority to terminate the plan.

See Note 14 to the Consolidated Financial Statements for additional information regarding pensions and other post-retirement benefits.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity.

We recognize sophisticated global cybersecurity threats and targeted computer crimes pose a continuously evolving risk to the confidentiality, availability, and integrity of our data, operations and infrastructure. We have implemented comprehensive practices to minimize these risks. Our cybersecurity program is certified to the International Organization for Standardization ISO 27001, a standard for information security management, which covers key areas of management, technical and physical controls, legal, compliance and business continuity management.

Our management utilizes a systematic approach to evaluating and determining risk tolerance and prioritizes the safeguarding of our digital assets. The Chief Information Security Officer ("CISO") is the Vice President of Cybersecurity leading our cybersecurity program and reports to the Executive Vice President and Chief Innovation Officer, who serves on the Executive Committee and reports to the CEO. The CISO has a Master of Science degree in Cybersecurity Operations, is certified as an information security professional with the International Information System Security Certification Consortium (ISC2) and International Association of Privacy Professionals, and has over thirty years of leadership experience in technology, systems architecture, and cybersecurity.

Cybersecurity events are continuously monitored by global security operations centers staffed in the United States, European Union, and Asia Pacific regions with events and incidents being managed based upon the MITRE ATT&CK framework, a system for classifying and describing cyberattacks and intrusions. Management provides guidance and is informed of cybersecurity events through a committee with cross-functional representation of executive leadership. The committee meets at least quarterly for activities such as determining policy, reviewing active risks, assessing impact of emerging threats or regulatory changes, and monitoring active incidents. This committee also receives escalated alerts within 24-hours of confirmed cybersecurity events, and will determine the severity of the incident, engage with crisis management as necessary, and disseminate that information internally as appropriate and warranted. The Company's generative artificial intelligence strategy is to "Generate Responsibly," actively providing education and awareness, encouraging the safe exploration of generative AI tools and resources, consistent with Company data protection policies and standards.

Third-party service providers must meet baseline security requirements before they connect to our systems or manage sensitive information. They are evaluated based on risk, which is based on financial, operational, legal/regulatory, capacity, cybersecurity posture, and reputational impact. Additionally, high risk third-party service providers are continuously monitored for security health and active threats.

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of our cybersecurity program implemented to address them. In 2024, management provided a detailed cybersecurity update to the Board and led discussions on specific cybersecurity and process control topics at its May meeting. The Board also attended a training session led by outside counsel on the challenges public companies face with respect to cybersecurity and ransomware attacks in November.

While management is responsible for assessing and managing our day-to-day risks and control systems, the Audit Committee of the Board oversees our information technology and cybersecurity risks. The Committee conducts a comprehensive review of cybersecurity topics and reviews our programs and practices with management at least annually, and receives management's report on our cybersecurity dashboard, which summarizes key security metrics and activities, at each quarterly Committee meeting.

To further advance cybersecurity awareness, we are developing solutions to mitigate the impact of third-party fraudulent cyber activity, including public facing portals for potential and current partners with capability to report suspected phishing.

Our cybersecurity program includes, but is not limited to:

- annual cybersecurity education for all company computer users on relevant policies and standards, best practices at work and at home;
- communication processes including how to identify, respond, and report threats or potential vulnerabilities;
- protective software installed and configured on Company systems and mobile devices, updated and patched on a regular basis, to provide the highest level of protection against malicious threats;
- an established program based on the MITRE ATT&CK framework for dealing with ransomware and other cybersecurity incidents;
- regular technical risk assessments of our network, applications and manufacturing facilities, using a combination of trusted suppliers and a dedicated, objective team;
- penetration, discovery and vulnerability assessments conducted daily;
- mobile threat protection mechanisms and policies;
- business continuity plans that are well documented and tested regularly; disaster recovery plans that are also well documented and tested at least annually; certain key financial applications that are tested at least semi-annually; and
- coverage for non-damage business interruption or liability for data breaches as a part of the Company's combined insurance programs.

In addition, in 2024, management conducted ransomware simulation exercises and engaged outside consultants to perform external perimeter penetration testing.

While we attempt to mitigate cybersecurity risks by employing a number of measures, as described above, our employees, systems, networks, products, facilities and services remain potentially vulnerable to ransomware or sophisticated espionage. Depending on their nature and scope, such threats could potentially lead to the compromise of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations or financial condition. As of February 27, 2025, we do not believe that any cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations or financial condition. See Item 1A. Risk Factors - General Risk Factors for additional information.

Item 3.   Legal Proceedings.

Information regarding our litigation and other legal proceedings can be found in Note 17 to the Consolidated Financial Statements.

Item 4.   Mine Safety Disclosures.

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

Market and Dividend Information

Our shares were listed on the New York Stock Exchange ("NYSE") on October 14, 2010 under the symbol "LYB."

The payment of dividends or distributions in the future will be subject to the requirements of Dutch law and the discretion of our Board of Directors. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will depend upon general business conditions, our financial condition, our earnings and cash flow, our capital requirements, financial covenants and other contractual restrictions on the payment of dividends or distributions.

We intend to continue to declare and pay quarterly dividends, with the goal of increasing the dividend over time, after giving consideration to our cash balances and expected results from operations. However, there can be no assurance that any dividends or distributions will be declared or paid in the future.

Holders

As of February 25, 2025, there were approximately 5,000 record holders of our shares, including Cede & Co. as nominee of the Depository Trust Company.

Equity Compensation Plan

See Part III, Item 11. Executive Compensation for information relating to the Company's equity compensation plans.

United Kingdom Tax Considerations

As a result of its United Kingdom tax residency, dividend distributions by LyondellBasell Industries N.V. to its shareholders are not subject to withholding tax, as the United Kingdom currently does not levy a withholding tax on dividend distributions.

Performance Graph

The performance graph and the information contained in this section is not "soliciting material," is being furnished, not filed, with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

The graph below shows the relative investment performance of LyondellBasell Industries N.V. shares, the S&P 500 Index and the S&P 500 Chemicals Index since December 31, 2019. The graph assumes that $100 was invested on December 31, 2019 and any dividends paid were reinvested at the date of payment. The graph is presented pursuant to SEC rules and is not meant to be an indication of our future performance.



	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
LyondellBasell Industries N.V.	$100.00	$102.64	$107.84	$106.79	$128.89	$106.49
S&P 500 Index	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02
S&P 500 Chemicals Index	$100.00	$118.05	$148.63	$131.89	$146.45	$146.15

Issuer Purchases of Equity Securities

2024 Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 - October 31	—	$ —	—	32,820,080
November 1 - November 30	384,698	$ 85.80	384,698	32,435,382
December 1 - December 31	629,480	$ 75.47	629,480	31,805,902
Total	1,014,178	$ 79.39	1,014,178	31,805,902

On May 24, 2024, our shareholders approved a share repurchase authorization of up to 34.0 million ordinary shares, through November 24, 2025, which superseded any prior repurchase authorizations. The maximum number of shares that may yet be purchased is not necessarily an indication of the number of shares that will ultimately be purchased.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

This discussion should be read in conjunction with the information contained in our Consolidated Financial Statements, and the accompanying notes elsewhere in this report. Unless otherwise indicated, the "Company," "we," "us," "our" or similar words are used to refer to LyondellBasell Industries N.V. together with its consolidated subsidiaries ("LyondellBasell N.V.").

The discussion summarizing the significant factors affecting the results of operations and financial condition for the year ended December 31, 2022 and for the year ended December 31, 2023 compared to 2022 has been excluded from this Form 10-K and can be found in Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023 which was filed with the Securities and Exchange Commission on February 22, 2024 of which Item 7 is incorporated herein by reference.

OVERVIEW

Results for 2024 decreased when compared to 2023 as impairments recognized in 2024 primarily in our Olefins and Polyolefins-Europe, Asia, International ("O&P-EAI") segment were partially offset by impairment charges recognized in 2023 in our Advanced Polymer Solutions ("APS") and Intermediates & Derivatives ("I&D") segments. Throughout 2024, petrochemical markets faced headwinds from soft global demand, rising raw material costs and economic uncertainty. Markets were broadly pressured by weak demand for durable goods, which impacted margins in the company's Olefins and Polyolefins-Americas ("O&P-Americas"), O&P-EAI and I&D segments. Margins for our I&D and Refining segments fell due to lower crude oil prices and gasoline crack spreads. These decreases were offset by industry cracker outages which benefited olefins margins in our O&P-Americas segment. Margin recovery in the APS segment was limited by global declines in automotive production.

We remain committed to our balanced and disciplined capital allocation strategy. During 2024, we generated $3,819 million in cash from operating activities, invested $1,839 million in capital expenditures and returned $1,915 million to shareholders through dividend payments and share repurchases.

Results of operations for the periods discussed are presented in the table below.

Millions of dollars	Year Ended December 31, 2024	2023
Sales and other operating revenues	$ 40,302	$ 41,107
Cost of sales	35,738	35,849
Impairments	949	518
Selling, general and administrative expenses	1,663	1,557
Research and development expenses	135	130
Operating income	1,817	3,053
Interest expense	(481)	(477)
Interest income	150	129
Gain on sale of business	284	—
Other income (expense), net	50	(58)
Loss from equity investments	(217)	(20)
Income from continuing operations before income taxes	1,603	2,627
Provision for income taxes	240	501
Income from continuing operations	1,363	2,126
Income (loss) from discontinued operations, net of tax	4	(5)
Net income	1,367	2,121
Other comprehensive income (loss), net of tax –		
Financial derivatives	115	(80)
Defined benefit pension and other postretirement benefit plans	(2)	(97)
Foreign currency translations	(169)	73
Total other comprehensive income (loss), net of tax	(56)	(104)
Comprehensive income	$ 1,311	$ 2,017

RESULTS OF OPERATIONS

Revenues—Revenues decreased by $805 million, or 2%, in 2024 compared to 2023. Lower average sales prices driven by lower demand resulted in a 2% decrease in revenues.

Cost of Sales—Cost of sales remained relatively unchanged, in 2024 compared to 2023. Fluctuations in our cost of sales are generally driven by changes in feedstock and energy costs. On an annual basis, feedstock and energy related costs generally represent approximately 75% to 80% of cost of sales. Other variable costs account for approximately 10% of cost of sales and fixed operating costs, consisting primarily of expenses associated with employee compensation, depreciation and amortization, and maintenance, account for the remainder.

Impairments—During 2024, we recognized non-cash impairment charges of $949 million, primarily consisting of impairments of property, plant and equipment of $892 million in our O&P-EAI and APS segments. During 2023, we recognized non-cash impairment charges of $518 million, primarily consisting of a goodwill impairment charge of $252 million in our APS segment and an impairment charge of $192 million related to our European PO joint venture recognized in our I&D segment. See Notes 7, 8 and 20 to the Consolidated Financial Statements for additional information regarding impairment charges.

SG&A Expenses—Selling, general and administrative (“SG&A”) expenses increased by $106 million, or 7%, in 2024 compared to 2023, primarily attributable to an increase in employee-related expenses.

Operating Income—Operating income decreased by $1,236 million, or 40%, in 2024 compared to 2023. In 2024, Operating income decreased for our O&P-EAI, Refining, and I&D segments by $848 million, $434 million and $311 million, respectively. Operating income for our APS, O&P-Americas and Technology segments increased by $213 million, $140 million and $4 million, respectively, in 2024 compared to 2023. Results for each of our business segments are discussed further in the Segment Analysis section below.

Gain on Sale of Business—In the second quarter of 2024, we completed the sale of our Ethylene Oxide & Derivatives ("EO&D") business and associated production facilities located in Bayport, Texas and recognized a pre-tax gain of $284 million. See Note 20 to the Consolidated Financial Statements for additional information.

Loss from Equity Investments—Losses from equity investments increased $197 million, or 985%, in 2024 compared to 2023. Approximately 82% of the change was driven by our O&P-EAI segment, primarily due to the recognition of a deferred tax valuation allowance charge by our Chinese joint venture. The remaining change was primarily driven by lower polypropylene margins at our Mexican joint venture in our O&P-Americas segment.

Income Taxes—Our effective income tax rates of 15.0% in 2024 and 19.1% in 2023 resulted in tax provisions of $240 million and $501 million, respectively. The lower effective tax rate for 2024 was primarily attributable to changes in earnings in countries with varying statutory tax rates, largely attributable to fourth quarter non-cash impairments decreasing the effective tax rate by 5.5% in comparison to 2023. There was a further decrease in the effective tax rate of 1.7% related to fluctuations in foreign exchange gains and losses, partially offset by an increase in the effective tax rate of 2.6% related to reduced exempt income in 2024. For additional information, see Note 16 to the Consolidated Financial Statements.

Comprehensive Income—Comprehensive income decreased by $706 million in 2024 compared to 2023, primarily due to a decrease in net income. The activities from the remaining components of Comprehensive income are discussed below.

Financial derivatives designated as cash flow hedges, primarily our commodity swaps, led to an increase in Comprehensive income of $195 million in 2024 compared to 2023, reflecting commodity pricing volatility. Defined benefit pension and other postretirement benefit plans led to an increase in Comprehensive income of $95 million in 2024 compared to 2023, primarily due to actuarial gains resulting from higher-than-expected asset returns offset by a decrease in discount rates. Foreign currency translations decreased Comprehensive income by $242 million in 2024 compared to 2023, primarily due to the strengthening of the U.S. dollar relative to the euro in 2024, offset by the effective portion of our net investment hedges. See Notes 13, 14 and 18 to the Consolidated Financial Statements for further discussions.

Segment Analysis

We use earnings from continuing operations before interest, income taxes, and depreciation and amortization ("EBITDA") as our measure of profitability for segment reporting purposes. This measure of segment operating results is used by our chief operating decision maker to assess the performance of, and allocate resources to, our operating segments. Intersegment eliminations and items that are not directly related or allocated to business operations, such as foreign exchange gains or losses and components of pension and other post-retirement benefits other than service costs, are included in "Other." See the table below for a reconciliation of EBITDA to its nearest generally accepted accounting principles ("GAAP") measure.

The following table presents the reconciliation of Net Income to EBITDA for each of the periods presented:

		Year Ended December 31,		
Millions of dollars		2024		2023
Net income	$	1,367	$	2,121
(Income) loss from discontinued operations, net of tax		(4)		5
Income from continuing operations		1,363		2,126
Provision for income taxes		240		501
Depreciation and amortization		1,522		1,534
Interest expense, net		331		348
EBITDA	$	3,456	$	4,509

Our continuing operations are managed through six reportable segments: O&P-Americas, O&P-EAI, I&D, APS, Refining and Technology. Revenues and other information for the periods presented are reflected in the tables below for our reportable segments:

		Year Ended December 31,		
Millions of dollars		2024		2023
Sales and other operating revenues:				
O&P-Americas segment	$	11,533	$	11,280
O&P-EAI segment		10,867		10,479
I&D segment		10,424		11,086
APS segment		3,634		3,698
Refining segment		8,559		9,714
Technology segment		671		663
Other, including intersegment eliminations		(5,386)		(5,813)
Total	$	40,302	$	41,107
Operating income (loss):				
O&P-Americas segment	$	1,805	$	1,665
O&P-EAI segment		(1,008)		(160)
I&D segment		951		1,262
APS segment		(48)		(261)
Refining segment		(213)		221
Technology segment		338		334
Other, including intersegment eliminations		(8)		(8)
Total	$	1,817	$	3,053

Millions of dollars	Year Ended December 31, 2024	2023
Depreciation and amortization:		
O&P-Americas segment	$ 619	$ 587
O&P-EAI segment	220	207
I&D segment	401	443
APS segment	90	98
Refining segment	150	158
Technology segment	42	41
Total	$ 1,522	$ 1,534
Income (loss) from equity investments:		
O&P-Americas segment	$ 13	$ 49
O&P-EAI segment	(217)	(55)
I&D segment	(13)	(13)
APS segment	—	(1)
Total	$ (217)	$ (20)
Impairments:		
O&P-Americas segment	$ —	$ 25
O&P-EAI segment	892	38
I&D segment	2	192
APS segment	55	252
Refining segment	—	11
Total	$ 949	$ 518
Gain on sale of business:		
I&D segment	$ 284	$ —
Total	$ 284	$ —
Other income (expense), net:		
O&P-Americas segment	$ 8	$ 2
O&P-EAI segment	14	(1)
I&D segment	41	(13)
APS segment	12	2
Refining segment	3	—
Technology segment	(1)	—
Other, including intersegment eliminations	(27)	(48)
Total	$ 50	$ (58)
EBITDA:		
O&P-Americas segment	$ 2,445	$ 2,303
O&P-EAI segment	(991)	(9)
I&D segment	1,664	1,679
APS segment	54	(162)
Refining segment	(60)	379
Technology segment	379	375
Other, including intersegment eliminations	(35)	(56)
Total	$ 3,456	$ 4,509

Olefins and Polyolefins-Americas Segment

Overview—EBITDA increased in 2024 relative to 2023 primarily due to improved olefins margins, partially offset by lower polymer margins.

In calculating the impact of margin and volume on EBITDA, consistent with industry practice, management offsets revenues and volumes related to ethylene co-products against the cost to produce ethylene. Volume and price impacts of ethylene co-products are reported in margin.

Ethylene Raw Materials—Ethylene and its co-products are produced from two major raw material groups:

- natural gas liquids ("NGLs"), principally ethane and propane, the prices of which are generally affected by natural gas prices; and

- crude oil-based liquids ("liquids" or "heavy liquids"), including naphtha, condensates and gas oils, the prices of which are generally related to crude oil prices.

We have flexibility to vary the raw material mix and process conditions in our U.S. olefins plants in order to maximize profitability as market prices fluctuate for both feedstocks and products. Although prices of crude-based liquids and natural gas liquids are generally related to crude oil and natural gas prices, during specific periods the relationships among these materials and benchmarks may vary significantly. Ethane made up approximately 75% and 70% of the raw materials used in our North American crackers in 2024 and 2023, respectively.

The following table sets forth selected financial information for the O&P-Americas segment including Income from equity investments, which is a component of EBITDA.

	Year Ended December 31,	
Millions of dollars	**2024**	**2023**
Sales and other operating revenues	$ 11,533	$ 11,280
Income from equity investments	13	49
EBITDA	2,445	2,303

Revenues—Revenues increased by $253 million, or 2%, in 2024 compared to 2023. Higher average sales prices across most of our products resulted in a 5% increase in revenue. Lower co-product volumes driven by unplanned outages resulted in a 3% decrease in revenue.

EBITDA—EBITDA increased by $142 million, or 6%, in 2024 compared to 2023. Higher olefins results led to a 19% increase in EBITDA primarily driven by higher margins resulting from higher ethylene prices due to industry cracker downtime and lower feedstock and energy cost. Lower polymer results led to a 5% decrease in EBITDA primarily due to lower margins reflecting higher monomer cost. During 2024 and 2023, we recognized a LIFO inventory charge of $22 million and benefit of $73 million, respectively, which resulted in a 4% decrease in EBITDA. EBITDA decreased 2% due to lower income from equity investments reflecting lower polypropylene margins at our joint venture in Mexico.

Olefins and Polyolefins-Europe, Asia, International Segment

Overview—EBITDA decreased in 2024 compared to 2023 primarily driven by an $837 million non-cash impairment of property, plant and equipment related assets included in our European strategic review.

In calculating the impact of margin and volume on EBITDA, consistent with industry practice, management offsets revenues and volumes related to ethylene co-products against the cost to produce ethylene. Volume and price impacts of ethylene co-products are reported in margin.

Ethylene Raw Materials—In Europe, naphtha is the primary raw material for our ethylene production and represented approximately 60% and 65% of the raw materials used in 2024 and 2023, respectively.

The following table sets forth selected financial information for the O&P-EAI segment including Loss from equity investments, which is a component of EBITDA.

Millions of dollars	Year Ended December 31,			
	2024		2023	
Sales and other operating revenues	$	10,867	$	10,479
Loss from equity investments		(217)		(55)
EBITDA		(991)		(9)

Revenues—Revenues increased by $388 million, or 4%, in 2024 compared to 2023. Higher average sales prices and volumes each resulted in a 2% increase in revenue primarily due to higher demand.

EBITDA—EBITDA decreased by $982 million in 2024 compared to 2023. The decrease in EBITDA was largely driven by an $837 million non-cash impairment of property, plant and equipment related to our European assets included in our strategic review. Increase in losses from equity investments of $162 million, driven by a deferred tax valuation allowance recognized in the fourth quarter of 2024 by a Chinese joint venture reduced EBITDA. The remainder of the change was primarily driven by an increase in polymer results as margins improved due to higher average prices coupled with lower energy costs.

Intermediates and Derivatives Segment

Overview—EBITDA decreased in 2024 compared to 2023, primarily driven by lower oxyfuels and related products margins as a result of lower crude oil and gasoline pricing combined with lower blend premiums.

The following table sets forth selected financial information for the I&D segment including Loss from equity investments, which is a component of EBITDA.

Millions of dollars	Year Ended December 31,			
	2024		2023	
Sales and other operating revenues	$	10,424	$	11,086
Loss from equity investments		(13)		(13)
EBITDA		1,664		1,679

Revenues—Revenues decreased by $662 million, or 6%, in 2024 compared to 2023 driven by lower average sales prices for oxyfuels and related products as a result of lower gasoline crack spreads and blend premiums.

EBITDA—EBITDA decreased $15 million, or 1%, in 2024 compared to 2023. Lower oxyfuels and related products margins driven by lower gasoline cracks in the US and Europe and lower oxyfuel prices as compared to the prior year drove a 43% decrease in EBITDA. The decrease was partially offset by increased oxyfuels and related products volumes primarily from our newest PO/TBA plant which drove an 11% increase in EBITDA. During 2024 we recognized a $284 million gain on the sale of our EO&D business which resulted in a 17% increase in EBITDA. During 2023, we recognized a non-cash impairment charge of $192 million related to our equity investment in the European PO joint venture. The absence of a similar charge in 2024 resulted in a 11% increase in EBITDA.

Advanced Polymer Solutions Segment

Overview—EBITDA increased in 2024 compared to 2023, largely due to a decrease in non-cash impairment charges.

The following table sets forth selected financial information for the APS segment including Loss from equity investments, which is a component of EBITDA.

	Year Ended December 31,	
Millions of dollars	2024	2023
Sales and other operating revenues	$ 3,634	$ 3,698
Loss from equity investments	—	(1)
EBITDA	54	(162)

Revenues—Revenues decreased in 2024 by $64 million, or 2%, compared to 2023 as a result of lower average sales prices.

EBITDA—EBITDA increased in 2024 by $216 million, or 133%, compared to 2023. During 2023, we recognized a non-cash goodwill impairment charge of $252 million after the effect of moving our *Catalloy* and polybutene-1 businesses from our APS segment and reintegrating them into our O&P-Americas and O&P-EAI segments. During 2024, we recognized a non-cash impairment charge of $55 million related to our specialty powders business. The change in impairment charges in 2024 relative to 2023 resulted in a 122% increase in EBITDA. Improved margins primarily driven by lower raw material cost and favorable mix resulted in a 16% increase in EBITDA.

Refining Segment

Overview—EBITDA decreased in 2024 relative to 2023 primarily due to lower margins.

The following table sets forth selected financial information and heavy crude oil processing rates for the Refining segment and the U.S. refining market margins for the applicable periods. "Brent" is a light sweet crude oil and is one of the main benchmark prices for purchases of oil worldwide. "Maya" is a heavy sour crude oil grade produced in Mexico that is a relevant benchmark for heavy sour crude oils in the U.S. Gulf Coast market. References to industry benchmarks for refining market margins are to industry prices reported by Platts, a division of S&P Global.

	Year Ended December 31,	
Millions of dollars	2024	2023
Sales and other operating revenues	$ 8,559	$ 9,714
EBITDA	(60)	379
Thousands of barrels per day		
Heavy crude oil processing rates	237	237
Market margins, dollars per barrel		
Brent - 2-1-1	$ 16.16	$ 25.71
Brent - Maya differential	11.49	13.26
Total Maya 2-1-1	$ 27.65	$ 38.97

Revenues—Revenues decreased by $1,155 million, or 12%, in 2024 compared to 2023 driven by lower product prices reflecting lower margins on refined products.

EBITDA—EBITDA decreased by $439 million or 116%, in 2024 compared to 2023. Lower margins drove a 152% decrease in EBITDA primarily due to a decrease in the Maya 2-1-1 industry crack spread of approximately $11 per barrel to $28 per barrel. A decrease in costs incurred related to our planned exit from the refining business in 2024 compared to 2023 resulted in a 25% increase in EBITDA.

Technology Segment

Overview—Our Technology segment recognizes revenues related to the sale of polyolefin catalysts and the licensing of chemical and polyolefin process technologies. These revenues are offset in part by the costs incurred in the production of catalysts, licensing and services activities and research and development ("R&D") activities. In 2024 and 2023, our Technology segment incurred approximately 55% and 50% of all R&D costs, respectively.

EBITDA increased in 2024 compared to 2023 primarily due to higher licensing results partially offset by lower catalyst demand.

The following table sets forth selected financial information for the Technology segment.

	Year Ended December 31,	
Millions of dollars	**2024**	**2023**
Sales and other operating revenues	$ 671	$ 663
EBITDA	379	375

Revenues—Revenues increased by $8 million, or 1%, in 2024 compared to 2023. Higher licensing revenues resulting from a higher number of contracts reaching significant milestones drove a 3% increase in revenue. Higher catalyst prices drove a 1% increase in revenues. Lower catalyst volumes resulting from lower demand drove a 3% decrease in revenues.

EBITDA—EBITDA in 2024 increased by $4 million, or 1%, compared to 2023. Licensing results led to a 6% increase in EBITDA resulting from more contracts reaching significant milestones. Lower catalyst volumes driven by lower demand resulted in a 4% decrease in EBITDA.

FINANCIAL CONDITION

The following table summarizes operating, investing and financing cash flow activities:

Millions of dollars	Year Ended December 31,	
	2024	2023
Cash provided by (used in):		
Operating activities	$ 3,819	$ 4,942
Investing activities	(1,853)	(1,777)
Financing activities	(1,895)	(1,950)

Operating Activities—Cash provided by operating activities of $3,819 million in 2024 primarily reflected earnings adjusted for non-cash items and cash used by the main components of working capital–Accounts receivable, Inventories and Accounts payable.

In 2024, the main components of working capital provided $30 million of cash driven by a decrease in Accounts receivable and Inventories, partially offset by a decrease in Accounts payable. The decrease in Accounts receivable was due to lower average sales prices coupled with timing of sales and customer payments. The decrease in Inventories was primarily driven by higher sales volumes, slightly offset by inventory build in anticipation of turnarounds in the first quarter of 2025. The decrease in Accounts payable was driven by decreased raw material costs, partially offset by timing of payments.

Cash provided by operating activities of $4,942 million in 2023 primarily reflected earnings adjusted for non-cash items and cash provided by the main components of working capital.

In 2023, the main components of working capital provided $269 million of cash driven by a decrease in Accounts receivable and an increase in Accounts payable. The decrease in Accounts receivable was primarily due to lower revenues in our O&P-Americas, O&P-EAI and APS segments, primarily driven by lower average sales prices. The increase in Accounts payable was primarily driven by higher feedstock and energy costs in our O&P-Americas segment.

Investing Activities—Capital expenditures in 2024 totaled $1,839 million compared to $1,531 million in 2023, of which approximately 75% and 70%, respectively, support sustaining maintenance such as turnaround activities at several sites as well as other plant Health, Safety and Environmental projects. The remaining expenditures support profit-generating growth projects. See Note 20 to the Consolidated Financial Statements for additional information regarding capital spending by segment.

In 2024, we sold our EO&D business for $689 million and invested approximately $500 million to acquire a 35% stake in the National Petrochemical Industrial Company ("NATPET") joint venture. See Notes 8 and 20 to the Consolidated Financial Statements for additional information.

In 2024, foreign currency contracts with an aggregate notional value of €850 million expired. Upon settlement of these foreign currency contracts, we paid €850 million ($921 million at the expiry spot rate) to our counterparties and received $967 million from our counterparties.

In 2023, foreign currency contracts with an aggregate notional value of €750 million expired. Upon settlement of these foreign currency contracts, we paid €750 million ($820 million at the expiry spot rate) to our counterparties and received $903 million from our counterparties.

Financing Activities—We made dividend payments totaling $1,720 million and $1,610 million, in 2024 and 2023, respectively. Additionally, in 2024 and 2023, we made payments of $195 million and $211 million to repurchase outstanding ordinary shares, respectively. For additional information related to our share repurchases and dividend payments, see Note 18 to the Consolidated Financial Statements.

In 2024, we issued $750 million of 5.5% guaranteed notes due 2034. Additionally, we repaid the $775 million remaining of outstanding principal on our 5.75% senior notes due 2024.

In 2023, we issued $500 million of 5.625% guaranteed notes due 2033. Additionally, we repaid the $425 million remaining of outstanding principal on our 4.0% guaranteed notes due 2023. For additional detail regarding these debt transactions see Note 11 to the Consolidated Financial Statements.

In 2023, we made net repayments of $200 million through the issuance and repurchase of commercial paper instruments under our commercial paper program.

In 2024, foreign currency contracts with an aggregate notional value of €784 million expired. Upon settlement of these foreign currency contracts, which were designated as cash flow hedges, we paid €784 million ($835 million at the expiry spot rate) to our counterparties and received $849 million from our counterparties.

For additional information related to our swaps and currency contracts, see Note 13 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Overview

We plan to fund our working capital, capital expenditures, debt service, dividends and other cash requirements with our current available liquidity and cash from operations, which could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. Debt repayment, and the purchase of shares under our share repurchase authorization, may be funded from cash and cash equivalents, cash from short-term investments, cash from operating activities, proceeds from the issuance of debt, or a combination thereof.

As part of our overall capital allocation strategy, we plan to provide returns to shareholders in the form of dividends and share repurchases. Barring any significant or unforeseen business challenges, mergers or acquisitions, over the long-term, we are targeting shareholder returns of 70% of free cash flow, defined as net cash provided by operating activities less capital expenditures. We intend to continue to declare and pay quarterly dividends, with the goal of increasing the dividend over time, after giving consideration to our cash balances and expected results from operations. Our focus on funding our dividends while remaining committed to a strong investment grade balance sheet continues to be the foundation of our capital allocation strategy.

Cash and Liquid Investments

As of December 31, 2024, we had Cash and cash equivalents totaling $3,375 million, which includes $1,172 million in jurisdictions outside of the U.S., primarily held within the European Union. There are currently no legal or economic restrictions that would materially impede our transfers of cash.

Credit Arrangements

At December 31, 2024, we had total debt, including current maturities, of $11,149 million. Additionally, we had $174 million of outstanding letters of credit, bank guarantees and surety bonds issued under uncommitted credit facilities.

We had total unused availability under our credit facilities of $4,650 million at December 31, 2024, which included the following:

- $3,750 million under our $3,750 million Senior Revolving Credit Facility. This facility backs our $2,500 million commercial paper program. Availability under this facility is net of outstanding borrowings, outstanding letters of credit provided under the facility and notes issued under our commercial paper program. At December 31, 2024, we had no outstanding commercial paper and no borrowings or letters of credit outstanding under this facility; and

- $900 million under our $900 million U.S. Receivables Facility. Availability under this facility is subject to a borrowing base of eligible receivables, which is reduced by outstanding borrowings and letters of credit, if any. At December 31, 2024, we had no borrowings or letters of credit outstanding under this facility.

In 2024, we amended some terms of our credit agreements. See Note 11 to the Consolidated Financial Statements for additional details.

At any time and from time to time, we may repay or redeem our outstanding debt, including purchases of our outstanding bonds in the open market, through privately negotiated transactions or a combination thereof, in each case using cash and cash equivalents, cash from our short-term investments, cash from operating activities, proceeds from the issuance of debt or proceeds from asset divestitures. Any repayment or redemption of our debt will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In connection with such repurchases or redemptions, we may incur cash and non-cash charges, which could be material in the period in which they are incurred.

In accordance with our current interest rate risk management strategy and subject to management's evaluation of market conditions and the availability of favorable interest rates among other factors, we may from time to time enter into interest rate swap agreements to economically convert a portion of our fixed rate debt to variable rate debt or convert a portion of our variable rate debt to fixed rate debt.

Share Repurchases

In May 2024, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 24, 2025, which superseded any prior repurchase authorizations. Our share repurchase authorization does not have a stated dollar amount, and purchases may be made through open market purchases, private market transactions or other structured transactions. Repurchased shares could be retired or used for general corporate purposes, including for various employee benefit and compensation plans. The maximum number of shares that may yet be purchased is not necessarily an indication of the number of shares that will ultimately be purchased. In 2024, we purchased 2.2 million shares under our share repurchase authorization for $198 million.

As of February 25, 2025, we had approximately 31.1 million shares remaining under the current authorization. The timing and amounts of additional shares repurchased, if any, will be determined based on our evaluation of market conditions and other factors, including any additional authorizations approved by our shareholders. For additional information related to our share repurchase authorizations, see Note 18 to the Consolidated Financial Statements.

Capital Budget

In 2025, we are planning to invest approximately $1.9 billion in capital expenditures. Approximately $1.2 billion of the 2025 budget is planned for sustaining maintenance, with the remaining budget supporting profit-generating growth projects. Our profit-generating growth project budget includes approximately $350 million, for projects that support our sustainability goals, including investments in emissions reduction and our CLCS business. Our capital spending plans are aligned with our strategic pillars.

Cash Requirements from Contractual and Other Obligations

As part of our ongoing operations, we enter into contractual arrangements that may require us to make future cash payments under certain circumstances. Our cash requirements related to contractual and other obligations primarily consist of purchase obligations, principal and interest payments on outstanding debt, lease payments, pension and other post-retirement benefits and income taxes. For more information regarding our debt arrangements, lease obligations, pension and other post-retirement benefits and income taxes, see Notes 11, 12, 14 and 16 to the Consolidated Financial Statements, respectively.

We are party to obligations to purchase raw materials, utilities and industrial gases which are designed to ensure sources of supply and are not expected to be in excess of normal requirements. These purchase arrangements include provisions which state minimum purchase quantities or fixed-fees; however, in the event we do not take the contractual minimum volumes, we are obligated to compensate the vendor only for any resulting economic losses they suffer. No material fees were paid to vendors for such losses in 2024. Assuming that contractual minimum volumes are purchased at contract prices as of December 31, 2024, these commitments represent approximately 15% of our annual Cost of sales with a weighted average remaining term of 8 years.

We also have purchase obligations under take-or-pay agreements which require us to either buy and take delivery of a minimum quantity of goods or to pay for any shortfall. These arrangements largely relate to product off-take agreements with a joint venture located in Poland. No material shortfall was paid for quantities not taken under these contracts in 2024. When valued using a contract price as of December 31, 2024, these commitments represent approximately 5% of our annual Cost of sales with a weighted average remaining term of 14 years.

CURRENT BUSINESS OUTLOOK

In 2025 we remain watchful and prepared for the macroeconomic catalysts that will eventually drive restocking of supply chains, improve demand for durable goods and support a more broad-based economic recovery. One indicator of recovery is that North American domestic demand for polyolefins rebounded in 2024, after two years of declines. Increased driving and summertime gasoline specifications should lead to typical seasonal improvements in oxyfuels margins. We expect a gradual recovery in oxyfuel margins over the summer months, with strong octane premiums and the relatively low cost of butane raw materials supportive of long-term oxyfuels fundamentals. Tariff and trade uncertainties are potential headwinds. Our refining operations will cease in the first quarter of 2025, a strategic milestone paving the way for continued growth in circular and low-carbon feedstocks and products. We are aligning our first quarter operating rates with global demand and expect to operate our O&P-Americas, O&P-EAI and I&D assets at approximately 80%, 75% and 80%, respectively.

Value Enhancement Program ("VEP")

During 2022, we introduced our VEP, which expands capacity through low-cost debottlenecks and improved reliability, reduces costs and emissions by saving energy and increases margins through improvements in procurement, logistics and customer service. We estimate Net income and recurring annual EBITDA benefits for the VEP based on 2017 through 2019 mid-cycle margins and modest inflation relative to a 2021 baseline year. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.

At the end of 2024, we estimated VEP benefits to have a year-end annual run rate of approximately $610 million of Net income which, after adding back income taxes and depreciation and amortization of $155 million and $35 million, respectively, results in approximately $800 million of recurring annual EBITDA. We incurred one-time costs of approximately $200 million per year in 2023 and 2024 related to our Value Enhancement Program.

We anticipate that our VEP will achieve a 2025 year-end annual run rate of approximately $760 million of Net income, which, after adding back income taxes and depreciation and amortization of approximately $190 million and $50 million, respectively, results in approximately $1,000 million of recurring annual EBITDA. We estimate incurring one-time costs of $200 million in 2025 related to our Value Enhancement Program.

RELATED PARTY TRANSACTIONS

We have related party transactions with our joint ventures. We believe that such transactions are affected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm's length basis. See Note 4 to the Consolidated Financial Statements for additional related party disclosures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management applies those accounting policies that it believes best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the U.S., see Note 2 to the Consolidated Financial Statements. Inherent in such policies are certain key assumptions and estimates made by management and updated periodically based on its latest assessment of the current and projected business and general economic environment.

Management believes the following accounting policies and estimates, and the judgments and uncertainties affecting them, are critical in understanding our reported operating results and financial condition.

Inventories—We account for our raw materials, work-in-progress and finished goods inventories using the last-in, first-out ("LIFO") method of accounting.

The cost of raw materials, which represents a substantial portion of our operating expenses, and energy costs generally follow price trends for crude oil and/or natural gas. Crude oil and natural gas prices are subject to many factors, including changes in economic conditions.

Since our inventory consists of manufactured products derived from crude oil, natural gas, natural gas liquids and correlated materials, as well as the associated feedstocks and intermediate chemicals, our inventory market values are generally influenced by changes in the benchmark of crude oil and heavy liquid values and prices for manufactured finished goods. The degree of influence of a particular benchmark may vary from period to period, as the composition of the dollar value LIFO pools change. An actual valuation of inventory under the LIFO method is performed at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimates of expected inventory levels and costs at the end of the year.

LIFO value is measured at the total pool level. The impact of the measurement of each LIFO pool at the lower of cost or market value ("LCM") is a function of the current market prices and the composition, or product mix, of inventory within the pool at the balance sheet date. Due to the compositions of our LIFO pools, changes in market prices of the materials within the pool from period-to-period do not necessarily correlate with LCM charges. An LCM condition may arise due to a volumetric or price decline in a particular material that had previously provided a positive impact within a pool.

As indicated above, fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year, as market prices recover. Accordingly, our cost of sales and results of operations may be affected by such fluctuations.

We do not believe any of our inventory is at risk for impairment at this time, however as prices for our products and raw materials are inherently volatile, no prediction can be given with certainty. Given the inherent volatility in the prices of our finished goods and raw materials, sustained price declines could result in LCM inventory valuation charges.

Long-Lived Assets Impairment Assessment—The need to test for impairment can be based on several indicators, including a significant reduction in prices of or demand for products produced, a weakened outlook for profitability, a significant reduction in margins, an expectation that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, other changes to contracts or changes in the regulatory environment. If the sum of the undiscounted estimated pre-tax cash flows for an asset group is less than the asset group's carrying value, fair value is calculated for the asset group using an income approach or a market approach when appropriate, and the carrying value is written down to the calculated fair value. For purposes of impairment evaluation, long-lived assets including finite-lived intangible assets must be grouped at the lowest level for which independent cash flows can be identified.

Significant judgment is involved in developing estimates of future cash flows since the results are based on forecasted financial information prepared using significant assumptions which may include, among other things, projected changes in supply and demand fundamentals (including industry-wide capacity, our planned utilization rate and end-user demand), new technological developments, capital expenditures, new competitors with significant raw material or other cost advantages, changes associated with world economies, the cyclical nature of the chemical and refining industries, uncertainties associated with governmental actions and other economic conditions. Such estimates are consistent with those used in our financial planning and business performance reviews.

When an income approach is used to estimate fair value of our long-lived assets, the cash flows are discounted using a rate that is based on a variety of factors, including market and economic conditions, operational risk, regulatory risk and political risk. This discount rate is also compared to recent observable market transactions, if possible.

In conjunction with our fourth quarter 2024 quarterly asset impairment analysis, we recognized non-cash impairment charges related to property, plant and equipment of $837 million in our O&P-EAI segment related to the European assets under strategic review and $55 million in our APS segment related to our specialty powders business. See Note 7 to the Consolidated Financial Statements for additional information.

The estimated fair values for the European assets and specialty powders business were calculated using a discounted cash flow method under the income approach and assumptions including management's view on long-term growth rates in our industry, discount rates and other assumptions based on a market participant perspective. In the fourth quarter of 2024 we launched a marketing effort to gauge market interest in the European assets included in our strategic review. Fair value indicators obtained through our marketing efforts were also considered. These estimates required considerable judgment and are sensitive to changes in underlying assumptions such as future commodity prices, margins, operating rates and capital expenditures including repairs and maintenance. As a result, there can be no assurance that the estimates and assumptions made for purposes of our impairment determination will prove to be an accurate prediction of the future. Should our estimates and assumptions significantly change in future periods, it is possible that we may determine future impairment charges.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions, including pricing, volumes, discount rates, and market information provided by unrelated third parties that can materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions. Property, plant and equipment impairments incurred represent a full write down of the assets, sensitivity analysis would not change the outcome of the impairment assessment.

Equity Method Investments Impairment—Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment when there are indicators of a loss in value, such as a lack of sustained earnings capacity or a current fair value less than the investment's carrying amount. When it is determined such a loss in value is other than temporary, an impairment charge is recognized for the difference between the investment's carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the duration and extent of the decline, the investee's financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the value of the investment. Management's estimate of fair value of an investment is based on the income approach and/or market approach. For the income approach, the fair value is typically based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants. For the market approach, since quoted market prices are usually not available, we utilize market multiples of revenue and earnings derived from comparable publicly traded industrial gases companies.

During the fourth quarter of 2023, a trend of adverse financial performance triggered an impairment analysis of our investment in our European PO joint venture. We concluded the asset was impaired and recorded a non-cash impairment charge of $192 million. The fair value of our investment in the joint venture was determined using an income approach which utilized unobservable inputs, which generally consist of market information provided by unrelated third parties. Our fair value estimate was based on significant assumptions including management's best estimates of the expected future cash flows. These estimates required considerable judgment and are sensitive to changes in underlying assumptions such as future commodity prices and PO/SM margins. As a result, there can be no assurance that the estimates and assumptions made for purposes of our impairment determination will prove to be an accurate prediction of the future.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions, including pricing, volumes, discount rates, and market information provided by unrelated third parties that can materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

Goodwill—As of December 31, 2024, we had goodwill of $1,561 million, primarily relating to the acquisition of A. Schulman Inc. in 2018 and the tax effect of the differences between the tax and book basis of our assets and liabilities resulting from the revaluation of those assets and liabilities to fair value in connection with the Company's emergence from bankruptcy and fresh-start accounting in 2010.

Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our APS segment and reintegrated into our O&P-Americas and O&P-EAI segments. When moved, a portion of the APS reporting unit's goodwill was allocated to the O&P-Americas and O&P-EAI segments based on the fair values of the businesses that were reintegrated relative to the fair value of the APS segment. In the first quarter of 2023, we evaluated goodwill for impairment immediately before and after the transfer of these businesses. Our evaluation resulted in the recognition of a non-cash goodwill impairment of $252 million recognized in our APS segment. See Notes 7 and 20 to the Consolidated Financial Statements.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions, including pricing, volumes and discount rates, which could materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

We evaluate the recoverability of the carrying value of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required.

We also have the option to proceed directly to the quantitative impairment test. Under the quantitative impairment test, the fair value of each reporting unit, calculated using a discounted cash flow model, is compared to its carrying value, including goodwill. The discounted cash flow model inherently utilizes a significant number of estimates and assumptions, including operating margins, tax rates, discount rates, capital expenditures and working capital changes. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized, up to a maximum amount of goodwill allocated to that reporting unit.

In the fourth quarter of 2024, we performed a qualitative impairment assessment of our reporting units, which indicated that it was more likely than not that the fair value of our reporting units was greater than their carrying value including goodwill. Accordingly, a quantitative goodwill impairment test was not required.

In the fourth quarter of 2023, management performed a quantitative impairment assessment for our reporting units within our APS segment and a qualitative impairment assessment of our other reporting units, which indicated that the fair values of our reporting units were greater than their carrying values, including goodwill. Based on this assessment, our historical assessment for impairment, and forecasted demand for our products, a quantitative goodwill impairment test in the fourth quarter was not necessary.

Long-Term Employee Benefit Costs—Our costs for long-term employee benefits, particularly pension and other post-retirement medical and life insurance benefits, are incurred over long periods of time, and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties and is sensitive to changes in those assumptions. It is management's responsibility, often with the assistance of independent experts, to select assumptions that in its judgment represent its best estimates of the future effects of those uncertainties and to review those assumptions periodically to reflect changes in economic or other factors.

The current benefit service costs, as well as the existing liabilities, for pensions and other post-retirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. Our assumed discount rate is based on yield information for high-quality corporate bonds with durations comparable to the expected cash settlement of our obligations. For the purpose of measuring the benefit obligations at December 31, 2024, we used a weighted average discount rate of 5.35% for the U.S. plans, which reflects the different terms of the related benefit obligations. The weighted average discount rate used to measure obligations for non-U.S. plans at December 31, 2024, was 3.66%, reflecting market interest rates. The discount rates in effect at December 31, 2024 will be used to measure net periodic benefit cost during 2025.

The benefit obligation and the net periodic benefit cost of other post-retirement medical benefits are also measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of December 31, 2024, the assumed rate of increase for our U.S. plans was 6.5%, decreasing to 4.5% in 2033 and thereafter.

The net periodic benefit cost of pension benefits included in expense is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected long-term rate of return on plan assets applied to a market-related value of plan assets, which is defined as the market value of assets. The expected rate of return on plan assets is a longer-term rate and is expected to change less frequently than the current assumed discount rate, reflecting long-term market expectations, rather than current fluctuations in market conditions.

The weighted average expected long-term rate of return on assets in our U.S. plans of 7.25% is based on the average level of earnings that our independent pension investment advisor advised could be expected to be earned over time. The weighted average expected long-term rate of return on assets in our non-U.S. plans of 4.14% is based on expectations and asset allocations that vary by region. The asset allocations are summarized in Note 14 to the Consolidated Financial Statements.

The actual rate of return on plan assets may differ from the expected rate due to the volatility normally experienced in capital markets. Management's goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility.

Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. Along with other gains and losses, this unrecognized amount, to the extent it cumulatively exceeds 10% of the greater of the projected benefit obligation or the market related value of the plan assets for the respective plan, is recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan.

The following table reflects the sensitivity of the benefit obligations and the net periodic benefit costs of our pension plans to changes in the actuarial assumptions:

Millions of dollars	Effects on Benefit Obligations in 2024		Effects on Net Periodic Pension Costs in 2025	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations at December 31, 2024	$ 1,232	$ 1,389	$ —	$ —
Projected net periodic pension costs in 2025	—	—	59	54
Discount rate increases by 100 basis points	(101)	(176)	(7)	(5)
Discount rate decreases by 100 basis points	120	205	9	7

The sensitivity of our post-retirement benefit plans obligations and net periodic benefit costs to changes in actuarial assumptions are reflected in the following table:

Millions of dollars	Effects on Benefit Obligations in 2024		Effects on Net Periodic Benefit Costs in 2025	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations at December 31, 2024	$ 139	$ 52	$ —	$ —
Projected net periodic benefit costs in 2025	—	—	(1)	3
Discount rate increases by 100 basis points	(10)	(10)	(1)	(1)
Discount rate decreases by 100 basis points	11	13	1	1

Additional information on the key assumptions underlying these benefit costs appears in Note 14 to the Consolidated Financial Statements.

Accruals for Taxes Based on Income—The determination of our provision for income taxes and the calculation of our tax benefits and liabilities is subject to management's estimates and judgments due to the complexity of the tax laws and regulations in the tax jurisdictions in which we operate. Uncertainties exist with respect to interpretation of these complex laws and regulations.

Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We recognize future tax benefits to the extent that the realization of these benefits is more likely than not. Our current provision for income taxes is impacted by the recognition and release of valuation allowances related to net deferred tax assets in certain jurisdictions. Further changes to these valuation allowances may impact our future provision for income taxes, which will include no tax benefit with respect to losses incurred and no tax expense with respect to income generated in these countries until the respective valuation allowance is eliminated.

We recognize the financial statement benefits with respect to an uncertain income tax position that we have taken or may take on an income tax return when we believe it is more likely than not that the position will be sustained with the tax authorities.

ACCOUNTING AND REPORTING CHANGES

For a discussion of the potential impact of new accounting pronouncements on our Consolidated Financial Statements, see Note 2 to the Consolidated Financial Statements.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk.**

See Note 13 to the Consolidated Financial Statements for further discussion of our management of commodity price risk, foreign exchange risk and interest rate risk.

Commodity Price Risk—Prices for our products and raw materials are subject to changes in supply and demand. Natural gas, crude oil, utilities, and refined products, along with feedstocks for ethylene and propylene production, constitute the main commodity exposures. Pricing terms in our raw material contracts are generally indexed to market prices. Changes in market prices for raw materials generally correlate with market prices for our products. In certain sales contracts, we may negotiate pricing terms to better align with changes in raw material costs. We also selectively enter commodity swap, option and futures contracts to manage commodity price risk. We estimate that a 10% change in commodity prices as of December 31, 2024 and 2023, would change the fair value of our commodity derivative contracts by approximately $45 million and $36 million, respectively.

Foreign Exchange Risk—We manufacture and market our products in many countries throughout the world and, as a result, are exposed to changes in foreign currency exchange rates. Our reporting currency is the U.S. dollar. Many of our operating entities use the euro as their functional currency. Translation adjustments are deferred in Accumulated other comprehensive income (loss).

We enter into foreign currency derivatives that are designated as net investment hedges to reduce the volatility in Shareholders' equity resulting from translation adjustments associated with our net investments in foreign operations. We also enter into foreign currency contracts that are designated as cash flow hedges to manage the variability in cash flows associated with intercompany debt balances. The table below illustrates the impact on other comprehensive income (loss) of a 10% fluctuation in the foreign currency rate associated with the hedges at December 31:

	Notional Amount		10% Variance on Foreign Currency Rate	Impact on Other Comprehensive Loss	
Millions of euro/dollars	**2024**	**2023**		**2024**	**2023**
Net investment hedges:					
Cross currency basis swaps	€ 617	€ 617	euro/U.S. dollar rate	$ 65	$ 70
Cross currency swaps	€ 750	€ 750	euro/U.S. dollar rate	$ 77	$ 81
Forward exchange contracts	€ 1,550	€ 1,550	euro/U.S. dollar rate	$ 158	$ 165
Cash flow hedges:					
Cross currency swaps	€ 268	€ 1,052	euro/U.S. dollar rate	$ 29	$ 117

Some of our consolidated entities enter transactions that are not denominated in their functional currency. This results in exposure to foreign currency risk for financial instruments, including, but not limited to, third-party and intercompany receivables and payables and intercompany loans.

Our policy is to maintain a balanced position in foreign currencies to minimize exchange gains and losses arising from changes in exchange rates. We maintain risk management control practices to monitor the foreign currency risk attributable to our inter-company and third party outstanding foreign currency balances. These practices involve the centralization of our exposure to underlying currencies that are not subject to central bank and/or country specific restrictions. By centralizing most of our foreign currency exposure into one subsidiary, we are able to take advantage of natural offsets thereby reducing the overall impact of changes in foreign currency rates on our earnings.

To minimize the effects of our net currency exchange exposures, we enter into forward exchange contracts and cross-currency swaps. We also engage in short-term forward exchange contracts to manage our net exposure to foreign currencies as economic hedges. Changes in the fair value of these foreign currency contracts are reported in the Consolidated Statements of Income and offset the currency exchange results recognized on foreign currency balances.

Other income (expense), net, in the Consolidated Statements of Income reflects net foreign currency gains of $15 million and losses of $34 million in 2024 and 2023, respectively. As of December 31, 2024, our foreign currency contracts that are accounted for as economic hedges mature between January 2025 and October 2025, inclusively, and have an aggregate notional amount of $772 million. A 10% fluctuation compared to the U.S. dollar would have resulted in an additional impact to earnings of approximately $68 million and $21 million in 2024 and 2023, respectively.

Interest Rate Risk—We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates. Fluctuations in interest rates impact interest expense from our variable-rate debt. To minimize earnings at risk as part of our interest rate risk management strategy, we may target to maintain floating-rate debt, through the use of interest rate swaps and issuance of variable-rate debt, equal to our cash and cash equivalents, as those assets earn interest based on floating-rates.

Pre-issuance interest rate—To mitigate the risk that benchmark interest rates may increase in connection with future financing activities, we adopted a pre-issuance interest rate strategy, under which we entered forward-starting interest rate swaps that were designated as cash flow hedges. There were no open forward-starting interest rate swaps contracts at December 31, 2024.

Fixed-rate debt—We may enter into interest rate swaps that effectively convert a portion of our fixed-rate debt to variable-rate debt. These interest rate swaps are designated as fair value hedges. At December 31, 2024 and 2023, the total notional amount of these interest rate swaps was $2,158 million and $2,171 million, respectively.

At December 31, 2024, after giving consideration to the fixed-rate debt that we have effectively converted to variable-rate debt, approximately 81% of our debt portfolio, on a gross basis, incurred interest at a fixed-rate and the remaining 19% of the portfolio incurred interest at a variable-rate. We estimate that a 10% change in market interest rates as of December 31, 2024 and 2023, would change the fair value of these interest rate swaps by approximately $24 million and $14 million, respectively.

Variable-rate debt—At December 31, 2024, we have no borrowings under our Commercial Paper Program. We also have available borrowing capacity under our $3,750 million Senior Revolving Credit Facility and our $900 million U.S. Receivables Facility. At December 31, 2024, there were no outstanding borrowings under these facilities. Based on our average variable-rate debt outstanding per year, we estimate that a 10% change in market interest rates as of December 31, 2024 and 2023 would not materially impact the fair value of these facilities.

Item 8.   Financial Statements and Supplementary Data.

Index to the Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LyondellBasell Industries N.V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LyondellBasell Industries N.V. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Taxation - Provisions for unrecognized tax benefits

As described in Notes 2, 9, 10,and 16 to the consolidated financial statements, as of December 31, 2024, the Company has recorded an income tax provision of $ 240 million, income tax receivables of $79 million, income tax payables of $311 million, and net deferred tax liabilities of $2,276 million related to which they have reported $236 million of unrecognized tax benefits. The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subjected to review by tax authorities. As a result, there is an uncertainty in income taxes recognized in the Company's consolidated financial statements. Management recognizes uncertain income tax positions when it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination. As disclosed by management, there continues to be increased attention to the tax practices of multinational companies, in particular in the U.S. and Europe where the Company operates.

The principal considerations for our determination that performing procedures relating to the provision for unrecognized tax benefits is a critical audit matter are (i) the significant judgment by management when determining provisions for unrecognized tax benefits, including a high degree of estimation uncertainty relative to the complexity of tax laws, frequency of tax audits, and potential for adjustments as a result of such tax audits; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's timely identification of tax uncertainties; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liabilities for unrecognized tax benefits and controls addressing completeness of the uncertain tax positions. These procedures also included, among others (i) testing management's assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (ii) testing the completeness of management's assessment of both the identification and possible outcomes of uncertain tax positions; and (iii) evaluating the status and results of tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in evaluating the completeness of the Company's uncertain tax positions, including evaluating the reasonableness of management's assessment of whether tax positions are more likely than not of being sustained and the amount of potential benefit to be realized, as well as the determination and the application of relevant tax laws.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

February 27, 2025

We have served as the Company's auditor since 2008.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
Millions of dollars, except earnings per share	2024	2023	2022
Sales and other operating revenues:			
Trade	$ 39,668	$ 40,493	$ 49,439
Related parties	634	614	1,012
	40,302	41,107	50,451
Operating costs and expenses:			
Cost of sales	35,738	35,849	43,847
Impairments	949	518	69
Selling, general and administrative expenses	1,663	1,557	1,310
Research and development expenses	135	130	124
	38,485	38,054	45,350
Operating income	1,817	3,053	5,101
Interest expense	(481)	(477)	(287)
Interest income	150	129	29
Gain on sale of business	284	—	—
Other income (expense), net	50	(58)	(72)
Income from continuing operations before equity investments and income taxes	1,820	2,647	4,771
(Loss) income from equity investments	(217)	(20)	5
Income from continuing operations before income taxes	1,603	2,627	4,776
Provision for income taxes	240	501	882
Income from continuing operations	1,363	2,126	3,894
Income (loss) from discontinued operations, net of tax	4	(5)	(5)
Net income	1,367	2,121	3,889
Dividends on redeemable non-controlling interests	(7)	(7)	(7)
Net income attributable to the Company shareholders	$ 1,360	$ 2,114	$ 3,882
Earnings per share:			
Net income (loss) attributable to the Company shareholders —			
Basic:			
Continuing operations	$ 4.15	$ 6.50	$ 11.86
Discontinued operations	0.01	(0.02)	(0.02)
	$ 4.16	$ 6.48	$ 11.84
Diluted:			
Continuing operations	$ 4.14	$ 6.48	$ 11.83
Discontinued operations	0.01	(0.02)	(0.02)
	$ 4.15	$ 6.46	$ 11.81

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
Millions of dollars	**2024**	**2023**	**2022**
Net income	$ 1,367	$ 2,121	$ 3,889
Other comprehensive income (loss), net of tax—			
Financial derivatives	115	(80)	208
Defined benefit pension and other postretirement benefit plans	(2)	(97)	346
Foreign currency translations	(169)	73	(123)
Total other comprehensive income (loss), net of tax	(56)	(104)	431
Comprehensive income	1,311	2,017	4,320
Dividends on redeemable non-controlling interests	(7)	(7)	(7)
Comprehensive income attributable to the Company shareholders	$ 1,304	$ 2,010	$ 4,313

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	
Millions of dollars	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,375	$ 3,390
Restricted cash	13	15
Accounts receivable:		
Trade, net	3,121	3,356
Related parties	171	151
Inventories	4,658	4,765
Prepaid expenses and other current assets	928	1,475
Total current assets	12,266	13,152
Operating lease assets	1,467	1,529
Property, plant and equipment, net	15,066	15,547
Equity investments	4,121	3,907
Goodwill	1,561	1,647
Intangible assets, net	577	641
Other assets	688	577
Total assets	$ 35,746	$ 37,000

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED BALANCE SHEETS

		December 31,		
Millions of dollars, except shares and par value data		2024		2023
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY				
Current liabilities:				
Current maturities of long-term debt	$	498	$	782
Short-term debt		119		117
Accounts payable:				
Trade		3,220		3,354
Related parties		512		461
Accrued and other current liabilities		2,356		2,436
Total current liabilities		6,705		7,150
Long-term debt		10,532		10,333
Operating lease liabilities		1,419		1,409
Other liabilities		1,967		2,164
Deferred income taxes		2,535		2,886
Commitments and contingencies				
Redeemable non-controlling interests		114		114
Shareholders' equity:				
Ordinary shares, €0.04 par value, 1,275 million shares authorized, 323,889,832 and 324,483,402 shares outstanding, respectively		19		19
Additional paid-in capital		6,150		6,145
Retained earnings		9,325		9,692
Accumulated other comprehensive loss		(1,532)		(1,476)
Treasury stock, at cost, 16,532,666 and 15,939,096 ordinary shares, respectively		(1,500)		(1,450)
Total Company share of shareholders' equity		12,462		12,930
Non-controlling interests		12		14
Total equity		12,474		12,944
Total liabilities, redeemable non-controlling interests and equity	$	35,746	$	37,000

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
Millions of dollars	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 1,367	$ 2,121	$ 3,889
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,522	1,534	1,267
Impairments	949	518	69
Amortization of debt-related costs	11	9	14
Share-based compensation	91	91	70
Equity investments—			
Equity loss (income)	217	20	(5)
Distributions of earnings, net of tax	122	169	349
Deferred income tax provision (benefit)	(437)	43	369
Gain on sale of business	(284)	—	—
Changes in assets and liabilities that provided (used) cash:			
Accounts receivable	127	110	1,005
Inventories	25	18	(91)
Accounts payable	(122)	141	(464)
Other, net	231	168	(353)
Net cash provided by operating activities	3,819	4,942	6,119
Cash flows from investing activities:			
Expenditures for property, plant and equipment	(1,839)	(1,531)	(1,890)
Proceeds from sale of business	689	—	15
Acquisition of equity method investments	(551)	(102)	(4)
Proceeds from settlement of net investment hedges	967	903	614
Payments for settlement of net investment hedges	(921)	(820)	(501)
Other, net	(198)	(227)	(211)
Net cash used in investing activities	(1,853)	(1,777)	(1,977)

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
Millions of dollars	2024	2023	2022
Cash flows from financing activities:			
Repurchases of Company ordinary shares	$ (195)	$ (211)	$ (420)
Dividends paid - common stock	(1,720)	(1,610)	(3,246)
Issuance of long-term debt	744	500	—
Payments of debt issuance costs	(10)	(5)	—
Repayments of long-term debt	(776)	(425)	—
Net repayments of commercial paper	—	(200)	(4)
Net collateral received from interest rate derivatives	—	—	238
Proceeds from settlement of cash flow hedges	882	20	—
Payments for settlement of cash flow hedges	(835)	—	—
Other, net	15	(19)	25
Net cash used in financing activities	(1,895)	(1,950)	(3,407)
Effect of exchange rate changes on cash	(88)	34	(56)
Increase (decrease) in cash and cash equivalents and restricted cash	(17)	1,249	679
Cash and cash equivalents and restricted cash at beginning of period	3,405	2,156	1,477
Cash and cash equivalents and restricted cash at end of period	$ 3,388	$ 3,405	$ 2,156
Supplemental Cash Flow Information:			
Interest paid, net of capitalized interest	$ 503	$ 487	$ 297
Net income taxes paid	343	465	746

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Millions of dollars	Ordinary Shares Issued	Ordinary Shares Treasury	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Company Share of Shareholders' Equity	Non-Controlling Interests
Balance, December 31, 2021	$ 19	$ (965)	$ 6,044	$ 8,563	$ (1,803)	$ 11,858	$ 14
Net income	—	—	—	3,889	—	3,889	—
Other comprehensive income	—	—	—	—	431	431	—
Share-based compensation	—	25	75	(4)	—	96	—
Dividends - common stock ($4.70 per share)	—	—	—	(1,542)	—	(1,542)	—
Special dividends - common stock ($5.20 per share)	—	—	—	(1,704)	—	(1,704)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(406)	—	—	—	(406)	—
Balance, December 31, 2022	$ 19	$(1,346)	$ 6,119	$ 9,195	$ (1,372)	$ 12,615	$ 14
Net income	—	—	—	2,121	—	2,121	—
Other comprehensive loss	—	—	—	—	(104)	(104)	—
Share-based compensation	—	107	26	(7)	—	126	—
Dividends - common stock ($4.94 per share)	—	—	—	(1,610)	—	(1,610)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(211)	—	—	—	(211)	—
Balance, December 31, 2023	$ 19	$(1,450)	$ 6,145	$ 9,692	$ (1,476)	$ 12,930	$ 14
Net income	—	—	—	1,367	—	1,367	—
Other comprehensive loss	—	—	—	—	(56)	(56)	—
Share-based compensation	—	148	5	(7)	—	146	—
Dividends - common stock ($5.27 per share)	—	—	—	(1,720)	—	(1,720)	—
Dividends - redeemable non-controlling interests ($60.00 per share)	—	—	—	(7)	—	(7)	—
Repurchases of Company ordinary shares	—	(198)	—	—	—	(198)	—
Distributions to non-controlling interests	—	—	—	—	—	—	(2)
Balance, December 31, 2024	$ 19	$(1,500)	$ 6,150	$ 9,325	$ (1,532)	$ 12,462	$ 12

See Notes to the Consolidated Financial Statements.

LYONDELLBASELL INDUSTRIES N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1. Description of Company and Operations

LyondellBasell Industries N.V. is a limited liability company (*Naamloze Vennootschap*) incorporated under Dutch law by deed of incorporation dated October 15, 2009. Unless otherwise indicated, the "Company," "we," "us," "our" or similar words are used to refer to LyondellBasell Industries N.V. together with its consolidated subsidiaries ("LyondellBasell N.V.").

LyondellBasell N.V. is a worldwide manufacturer of chemicals and polymers, a refiner of crude oil, a significant producer of gasoline blending components and a developer and licensor of technologies for the production of polymers.

2. Summary of Significant Accounting Policies

Basis of Preparation and Consolidation

The accompanying Consolidated Financial Statements have been prepared from the books and records of LyondellBasell N.V. under accounting principles generally accepted in the United States ("U.S. GAAP"). Subsidiaries are defined as being those companies over which we, either directly or indirectly, have control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Our cash equivalents consist of highly liquid debt instruments such as certificates of deposit, commercial paper and money market accounts with major international banks and financial institutions. Cash equivalents also include other instruments with maturities of three months or less when acquired and exclude restricted cash.

Short-Term Investments

Our investments in debt securities are classified as available-for-sale and held-to-maturity on the basis of our intent and ability to hold the investments. Investments classified as available-for-sale are carried at fair value with changes reflected in other comprehensive income (loss). Credit-related impairments, measured using expected cash flows and limited to the amount by which the amortized cost basis of a security exceeds its fair value, are recognized through an allowance for expected credit losses, and adjusted subsequently if conditions change, with a corresponding impact in earnings. Where there is an intention or a requirement to sell an impaired available-for-sale debt security, the entire impairment is recognized in earnings with a corresponding adjustment to the amortized cost basis of the security.

Investments classified as held-to-maturity are carried at amortized cost less allowance for credit losses recorded through Net income.

Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business and are carried at transaction price net of allowance for credit losses. Allowance for credit losses is measured using historical loss rates for the respective risk categories and incorporating forward-looking estimates. The corresponding expense for the loss allowance is reflected in Selling, general and administrative expenses.

Inventories

Cost of our raw materials, work-in-progress and finished goods inventories is determined using the last-in, first-out ("LIFO") method and is carried at the lower of cost or market value. Cost of our materials and supplies inventory is determined using the average cost method and is carried at the lower of cost and net realizable value.

Inventory exchange transactions, which involve fungible commodities, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory, with cost determined using the LIFO method.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Costs may also include borrowing costs incurred on debt during construction of major projects exceeding one year, costs of major maintenance arising from turnarounds of major units and legally obligated decommissioning costs. Routine maintenance costs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of assets to their residual values. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, whenever events or circumstances indicate that a revision is warranted. Land is not depreciated.

We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which, for us, is generally at the plant group level (or, at times, individual plants in certain circumstances where we have isolated production units with separately identifiable cash flows). If it is determined that an asset or asset group's carrying value exceeded its estimated fair value, the asset is written down to its estimated fair value.

Equity Investments

We account for equity method investments ("equity investments") using the equity method of accounting if we have the ability to exercise significant influence over, but do not control, an investee. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting rights. Under the equity method of accounting, investments are stated initially at cost and are adjusted for subsequent additional investments and our proportionate share of profit or losses and distributions.

We record our share of the profits or losses of the equity investments, net of income taxes, in the Consolidated Statements of Income. When our share of losses in an equity investment equals or exceeds the carrying amount of our investment including advances made by us, we do not recognize further losses, unless we have guaranteed obligations or are otherwise committed to provide further financial support to the investee.

We discontinue applying equity method accounting when our investment is reduced to zero. We record equity losses in excess of the carrying amount of an investment only when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate. Equity method of accounting is resumed only after the investment realizes net income in excess of our share of net losses not recognized during the period equity method was suspended.

We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other-than-temporary, the investment is written down to its estimated fair value.

Investments in PO Joint Ventures and the Louisiana Joint Venture—We share ownership with Covestro PO LLC, a subsidiary of Covestro AG (collectively "Covestro"), in a U.S. propylene oxide ("PO") joint venture located in Texas (the "U.S. PO Joint Venture") and a PO/styrene monomer ("SM" or "styrene") joint venture located in The Netherlands (the "European PO Joint Venture", collectively the "PO Joint Ventures"). We operate the PO Joint Ventures manufacturing facilities and arrange the logistics of product delivery. Each partner funds their share of capital expenditures, reimburses manufacturing operating expenses excluding depreciation and amortization expenses, and receives a share of production in-kind.

The U.S. PO Joint Venture owns a PO/SM and a PO/tertiary butyl alcohol ("TBA") plant. Covestro's interest in the U.S. PO Joint Venture represents ownership of an in-kind portion of the PO production of 680 thousand tons per year. We take, in-kind, the remaining PO production and all co-product production.

The European PO Joint Venture owns a PO/SM plant in which each partner is entitled to 50% of the annual in-kind cost-based PO and SM production.

We share ownership in the Louisiana Integrated PolyEthylene JV LLC joint venture (the "Louisiana Joint Venture") with Sasol Chemicals (USA) LLC ("Sasol"). Under this arrangement, we have a 50% ownership interest in an ethane cracker, a low-density and linear-low density polyethylene plant, and associated infrastructure. Under the terms of the joint venture agreement, each partner provides pro-rata share of ethane feedstocks and off-takes pro-rata shares of cracker and polyethylene products in-kind. We operate the Louisiana Joint Venture assets and market the polyethylene off-take for all partners through our global sales team.

We account for the PO Joint Ventures and the Louisiana Joint Venture using the equity method. The joint ventures were formed solely for the benefit of the partners and do not manufacture for any other parties. We report the cost of our product off-take as Inventory and the equity loss as Cost of sales in our Consolidated Financial Statements. Related production cash flows are reported in the operating cash flow section of the Consolidated Statements of Cash Flows.

Our equity investment in the PO Joint Ventures and the Louisiana Joint Venture represents our share of the manufacturing plants and is decreased by recognition of our share of equity loss, which is equal to the depreciation of the assets of these joint ventures. Other changes in the investment balance are principally due to our additional capital contributions to these joint ventures to fund capital expenditures. Such contributions are reported in the investing cash flow section of the Consolidated Statements of Cash Flows.

Our product off-take of PO and its co-products from the PO Joint Ventures was 2.0 million, 2.2 million and 2.4 million tons in 2024, 2023 and 2022, respectively. Our product off-take of ethylene and polyethylene produced from the Louisiana Joint Venture was 1.1 million, 1.2 million, and 1.0 million tons in 2024, 2023, and 2022, respectively.

Redeemable Non-controlling Interests

Our redeemable non-controlling interests relate to shares of cumulative perpetual special stock ("redeemable non-controlling interest stock") issued by our consolidated subsidiary, formerly known as A. Schulman, Inc. ("A. Schulman"). Holders of redeemable non-controlling interest stock are entitled to receive cumulative dividends at the rate of 6% per share and the liquidation preference of $1,000 per share. Redeemable non-controlling interest stock may be redeemed at any time at the discretion of the holders and is reported in the Consolidated Balance Sheets outside of permanent equity. Dividends on these shares are deducted from or added to the amount of Income (loss) attributable to the Company shareholders if and when declared by the Company.

Goodwill

Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is less than its carrying amount. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the reporting units include, but are not limited to, changes in long-term commodity prices, discount rates, competitive environments, planned capacity, cost factors such as raw material prices, and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its fair value, a quantitative test is required. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit.

In the fourth quarter of 2024, we performed a qualitative impairment assessment of our reporting units, which indicated that it was more likely than not that the fair value of our reporting units was greater than their carrying value including goodwill. Accordingly, a quantitative goodwill impairment test was not required.

Intangible Assets

Intangible assets consist of emission allowances, various contracts, software costs, patents and trademarks, know-how, and in-process research and development costs. These assets are amortized using the straight-line method over their estimated useful lives or over the term of the related agreement. We evaluate definite-lived intangible assets with the associated long-lived asset group for impairment whenever impairment indicators are present.

Research and Development

Research and development ("R&D") costs are expensed when incurred. Subsidies for R&D are included in Other income (expense), net. Depreciation expense related to assets employed in R&D is included as a cost of R&D.

Income Taxes

The income tax for the period comprises current and deferred tax. Income tax is recognized in the Consolidated Statements of Income, except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In these cases, the applicable tax amount is recognized in other comprehensive income (loss) or directly in equity, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax purposes, as well as the net tax effects of net operating loss carryforwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We recognize uncertain income tax positions in our financial statements when we believe it is more likely than not, based on the technical merits, that the position or a portion thereof will be sustained upon examination. For a position that is more likely than not to be sustained, the benefit recognized is measured at the largest cumulative amount that is greater than 50 percent likely of being realized.

Other Provisions

Environmental Remediation Costs—Environmental remediation liabilities include liabilities related to sites we currently own, sites we no longer own, as well as sites where we have operated that belong to other parties. Liabilities for anticipated expenditures related to investigation and remediation of contaminated sites are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated. Only certain post-remediation monitoring costs, the timing of which can be determined with reasonable certainty, are discounted to present value.

Asset Retirement Obligations—At some sites, we are legally obligated to decommission our plants upon site exit. Asset retirement obligations are recorded at the fair value using the present value of the estimated costs to retire the asset at the time the obligation is incurred. That cost, which is capitalized as part of the related long-lived asset, is depreciated on a straight-line basis over the remaining useful life of the related asset. Accretion expense in connection with the discounted liability is recognized over the estimated timeline to settle the obligation. Such depreciation and accretion expenses are included in Cost of sales.

Foreign Currency Translation and Remeasurement

Functional and Reporting Currency—Items included in the financial information of each of LyondellBasell N.V.'s entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") and then translated to the U.S. dollar ("the reporting currency") as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at monthly average exchange rates; and
- All resulting exchange differences are recognized as a separate component within other comprehensive income (loss) (foreign currency translation adjustments).

Transactions and Balances—Foreign currency transactions are recorded in their respective functional currency using exchange rates prevailing at the dates of the transactions. Exchange gains and losses resulting from the settlement of such transactions and from remeasurement of monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recognized in earnings.

Revenue Recognition

Substantially all our revenues are derived from contracts with customers. We account for contracts when both parties have approved the contract and are committed to perform, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability is probable.

Revenue is recognized when obligations under the terms of a contract with our customer are satisfied. This generally occurs at the point in time when performance obligations are fulfilled and control transfers to the customer. In most instances, control transfers upon transfer of risk of loss and title to the customer, which usually occurs when we ship products to the customer from our manufacturing facility. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Customer incentives are generally based on volumes purchased and recognized over the period earned. Sales, value-added, and other taxes that we collect concurrent with revenue-producing activities are excluded from the transaction price as they represent amounts collected on behalf of third parties. We apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. Shipping and handling costs are treated as a fulfillment cost and not as a separate performance obligation.

We have marketing arrangements to off-take and sell the production of some of our joint ventures in return for a percentage of the price realized on the sales to the end customer. In such arrangements, when we obtain control of the product, revenue and cost of sales are presented on a gross basis. Otherwise, we recognize revenue, net of amounts due to the joint venture, which represents commissions earned.

Payments are typically required within a short period following the transfer of control of the product to the customer. We occasionally require customers to prepay purchases to ensure collectability. Such prepayments do not represent financing arrangements, since payment occurs within a short time frame. We apply the practical expedient which permits us to disregard the effects of a significant financing component when, at contract inception, we expect the period between the payment and fulfillment of the performance obligation will be one year or less.

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. Our contract liabilities, which are reflected in our Consolidated Financial Statements as Accrued and other current liabilities, and Other liabilities, consist primarily of customer payments for products or services received before the transfer of control to the customer occurs.

Share-Based Compensation

We grant restricted stock units ("RSUs"), performance share units ("PSUs"), and other cash and stock awards to employees as a form of compensation. Prior to 2024, we also granted stock option awards ("Stock options"). Our share-based compensation awards are accounted for as equity-classified awards with compensation expense based on the grant date fair value and recognized over the vesting period in the income statement. We use a straight-line vesting method for cliff-vested awards and a graded vesting method for ratable-vested awards. We have elected to recognize forfeitures as they occur for stock-based compensation. When options are exercised and awards are paid out, shares are issued from our treasury shares. The holders of unvested RSUs are entitled to nonforfeitable dividend equivalents settled in the form of cash payments, which are recognized as dividends in Retained earnings. Outstanding PSUs accrue dividend equivalent units, which will be converted to shares upon payment at the end of the performance period and are classified as Accrued and other current liabilities and Other liabilities on the Consolidated Balance Sheets. Dividend equivalents for PSUs are also recorded in Retained earnings. See Notes 15 and 18 to the Consolidated Financial Statements for additional information.

Leases

Leases with a term longer than 12 months are recorded on the balance sheet as a lease asset and lease liability. If at inception of a contract, a lease is identified, we recognize a lease asset and a corresponding lease liability based on the present value of the lease payments over the lease term, discounted using our incremental borrowing rate, unless an implicit rate is readily determinable. Lease payments include fixed and variable lease components derived from usage or market-based indices, such as the consumer price index. Other variable lease payments may fluctuate for a variety of reasons including usage, output, insurance or taxes. These variable amounts are expensed as incurred and not included in the lease assets or lease liabilities. Options to extend or terminate a lease are reflected in the lease payments and lease term when it is reasonably certain that we will exercise those options. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statements of Income. The majority of our leases are operating leases for which we recognize lease expense on a straight-line basis over the lease term. We apply the practical expedient to account for lease and associated non-lease components as a single lease component for all asset classes with the exception of utilities and pipeline assets within major manufacturing equipment. For these assets, non-lease components are separated from lease components and accounted for as normal operating expenses. Leases with an initial term of 12 months or less are recognized in the Consolidated Statements of Income on a straight-line basis over the lease term.

Financial Instruments and Hedging Activities

Pursuant to our risk management policies, we selectively enter into derivative transactions to manage market risk volatility associated with changes in commodity pricing, currency exchange rates and interest rates. Certain derivatives used for this purpose are designated as net investment hedges, cash flow hedges or fair value hedges. Derivative instruments are recorded at fair value on the balance sheet. Gains and losses related to changes in the fair value of derivative instruments not designated as hedges are recorded in earnings.

Cash flows from derivatives designated as hedges are reported in our Consolidated Statements of Cash Flows under the same category as the cash flows from the hedged items unless the derivative contract contains a significant financing element. Cash flows for derivatives with a significant financing element are classified as Cash flows from financing activities. Cash flows related to economic hedges are classified consistent with the cash flows of the economic hedged items.

Net Investment Hedges—We enter into foreign currency derivatives and foreign currency denominated debt to reduce the volatility in shareholders' equity resulting from changes in currency exchange rates of our foreign subsidiaries with respect to the U.S. dollar. Our foreign currency derivatives consist of cross-currency contracts and forward exchange contracts.

We use the critical terms approach through the application of the spot method to assess hedge effectiveness at least quarterly. For derivatives designated as net investment hedges, gains or losses attributable to changes in spot foreign exchange rates over the designation period are reflected in foreign currency translation adjustments within other comprehensive income (loss). Recognition in earnings is delayed until the net investment is sold or liquidated. At that time, the amount recognized is reported in the same line item as the gain or loss on the liquidation of the hedged foreign operations. For our cross-currency swaps, the associated interest receipts and payments are recorded in Interest expense. For our foreign currency forward contracts, we amortize initial forward point values on a straight-line basis to interest expense over the life of the hedging instrument. We monitor on a quarterly basis for any over-hedged positions requiring de-designation and re-designation of the hedge to remove such over-hedged condition.

Cash Flow Hedges—We enter into cash flow hedges to manage the variability in cash flows of a future transaction. Our cash flow hedges include cross currency swaps, forward starting interest rate swaps and commodity swaps. For derivatives designated as cash flow hedges, the gains and losses are recorded in other comprehensive income (loss) and released to earnings in the same line item and in the same period during which the hedged item affects earnings.

We use the critical terms and the quantitative long-haul methods to assess hedge effectiveness and monitor, at least quarterly, any change in effectiveness.

We have cross-currency swap contracts designated as cash flow hedges to reduce our exposure to the foreign currency exchange risk associated with certain intercompany loans. Under the terms of these contracts, we make interest payments in euros and receive interest in U.S. dollars. Upon the maturities of these contracts, we will pay the principal amount of the loans in euros and receive U.S. dollars from our counterparties.

We enter into forward-starting interest rate contracts to mitigate the risk of adverse changes in benchmark interest rates on future anticipated debt issuances.

We also execute commodity futures, options and swaps to manage the volatility of the commodity price related to anticipated purchases of raw materials and product sales. We enter into over-the-counter commodity swaps and options with one or more counterparties whereby we pay a predetermined fixed price and receive a price based on the average monthly rate of a specified index for the specified nominated volumes.

Fair Value Hedges—We use interest rate swaps as part of our current interest rate risk management strategy to achieve a desired proportion of variable versus fixed rate debt. Under these arrangements, we exchange fixed-rate for floating-rate interest payments to effectively convert our fixed-rate debt to floating-rate debt. For derivatives that have been designated as fair value hedges, the gains and losses of the derivatives and hedged items are recorded in earnings.

We use the long-haul method to assess hedge effectiveness using a regression analysis approach at least quarterly. We perform the regression analysis over an observation period of three years, utilizing data that is relevant to the hedge duration.

Fair Value Measurements

We categorize assets and liabilities, measured at fair value, into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices for identical instruments in active markets. Level 2 inputs are quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable. Level 3 inputs are model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Changes in Fair Value Levels—Management reviews the disclosures regarding fair value measurements at least quarterly. If an instrument classified as Level 1 subsequently ceases to be actively traded, it is transferred out of Level 1. In such cases, instruments are reclassified as Level 2, unless the measurement of its fair value requires the use of significant unobservable inputs, in which case it is reclassified as Level 3.

We use the following inputs and valuation techniques to estimate the fair value of our financial instruments disclosed in Note 13 to the Consolidated Financial Statements.

Cross-Currency Swaps—The fair value of our cross-currency swaps is calculated using the present value of future cash flows discounted using observable inputs such as known notional value amounts, yield curves, basis curves, as applicable, and with the foreign currency leg revalued using published spot and forward exchange rates on the valuation date.

Forward-Starting and Fixed-for-Floating Interest Rate Swaps—The fair value of our forward-starting and fixed-for-floating interest rate swaps is calculated using the present value of future cash flows using observable inputs such as benchmark interest rates and market yield curves.

Commodity Derivatives—The fair values of our commodity derivatives are measured using closing market prices of public exchanges and from third-party broker quotes and pricing providers.

The fair value of our commodity swaps classified as Level 2 is determined using a combination of observable and unobservable inputs. The observable inputs consist of future market values of various crude and heavy fuel oils, which are readily available through public data sources. The unobservable input, which is the estimated discount or premium used in the market pricing, is calculated using an internally-developed, multi-linear regression model based on the observable prices of the known components and their relationships to historical prices. A significant change in this unobservable input would not have a material impact on the fair value measurement of our Level 2 commodity swaps.

Forward Exchange Contracts—The fair value of our forward exchange contracts is based on forward market rates.

Equity Securities—The fair value of our investment in equity securities is based on the net asset value provided by the fund administrator.

Short-Term Debt—The fair value of short-term borrowings related to precious metal financing arrangements, accounted for as embedded derivatives, is determined based on the future price of the associated precious metal.

Long-Term Debt—The fair value of our senior and guaranteed notes is calculated using pricing data obtained from well-established and recognized vendors of market data for debt valuations.

Fair Value Measurements - Pension Assets

We use the following inputs and valuation techniques to estimate the fair value of our pension assets disclosed in Note 14 to the Consolidated Financial Statements.

Common and Preferred Stock—Valued at the closing price reported on the market on which the individual securities are traded.

Fixed Income Securities—Certain securities that are not traded on an exchange are valued at the closing price reported by pricing services. Other securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Commingled Funds—Valued based upon the net asset value of units of such commingled trust funds held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from, or corroborated by, observable market data by correlation or other means.

Real Estate—Valued based upon the net asset value of units of the real estate fund or partnership held by the master trust at year end.

Hedge Funds—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund.

Private Equity—Valued based upon the unit values of such alternative investments held at year end by the pension plans. Unit values are based on the fair value of the underlying assets of the fund. Certain securities held in the fund are valued at the closing price reported on an exchange or other established quotation service for over-the-counter securities. Other assets held in the fund are valued based on the most recent financial statements prepared by the fund manager.

Convertible Securities—Valued at the quoted prices for similar assets or liabilities in active markets.

U.S. Government Securities—Certain securities, including Separate Trading of Registered Interest and Principal of Securities, are valued at the closing price reported on the active market on which the individual securities are traded.

Cash and Cash Equivalents—Valued at the quoted prices for identical assets or liabilities in active markets.

Non-U.S. Insurance Arrangements—Valued based upon the estimated cash surrender value of the underlying insurance contract, which is derived from an actuarial determination of the discounted benefits cash flows.

Employee Benefits

*Pension Plans—*We have funded and unfunded defined benefit plans and defined contribution plans. For the defined benefit plans, a projected benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Pension costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of expected return on plan assets.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity and are reflected in Accumulated other comprehensive income (loss) in the period in which they arise.

*Other Post-Employment Obligations—*Certain employees are entitled to post-retirement medical benefits upon retirement. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment applying the same accounting methodology used for defined benefit plans.

*Termination Benefits—*Contractual termination benefits are payable when employment is terminated due to an event specified in the provisions of a social/labor plan or statutory law. A liability is recognized for one-time termination benefits when we are committed to (i) make payments and the number of affected employees and the benefits to be received are known to both parties, and (ii) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal and can reasonably estimate such amount. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Supply Chain Finance Arrangements

We facilitate a voluntary supply chain finance program that provides suppliers, at their sole discretion, the opportunity to sell their receivables due from us to a participating financial intermediary in order to be paid earlier than our contracted payment terms. We are not a party to any agreement between our suppliers and the financial intermediary. When a supplier utilizes the program and receives an early payment from the financial intermediary, the supplier takes a discount on the invoice. We pay the financial intermediary the full amount of the invoice on the contractually agreed upon due date. The majority of the suppliers using the program are on 90-day payment terms. There is no economic impact to the Company from a supplier's decision to take an early payment. No guarantees are provided by us or any of our subsidiaries under the program.

As of December 31, 2024 and 2023, Accounts payable-Trade included $141 million and $65 million, respectively, payable to suppliers who have elected to participate in the supply chain financing program.

The following table summarizes the activity in our supply chain financing program included in Accounts Payable-Trade:

	Year Ended December 31,
Millions of dollars	**2024**
Confirmed obligations outstanding at the beginning of the year	$ 65
Invoices confirmed during the year	767
Confirmed invoices paid during the year	(691)
Confirmed obligations outstanding at the end of the year	$ 141

Recently Adopted Guidance

Segment Disclosures—In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The guidance improves the disclosures about a public entity's reportable segments and addresses requests from investors for additional, detailed information about a reportable segment's expenses. The guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU at *December 31, 2024* did not have a material impact on the Consolidated Financial Statements.

Accounting Guidance Issued But Not Adopted as of December 31, 2024

Expense Disaggregation Disclosures—In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This guidance requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied either prospectively or retrospectively. The adoption of this ASU will not have a material impact on our Consolidated Financial Statements as the guidance relates only to disclosure.

Income Tax Disclosures—In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance requires companies to disclose certain specific categories in the rate reconciliation and provide additional information for reconciling items that meet the quantitative threshold of 5% of the expected tax using the applicable statutory income tax rate. There is also a required disclosure to provide the net income taxes paid or received disaggregated by federal, state, and foreign taxes with jurisdictions to be separately disclosed if the jurisdiction is 5% or more of the total net income taxes paid or received. The guidance is effective for annual periods beginning after December 15, 2024. Earlier adoption is permitted. We intend to adopt the new guidance to our Income Tax Disclosures in 2025, when effective. There is no material impact on our Consolidated Financial Statements.

3. Revenues

Contract Balances—Contract liabilities were $117 million and $175 million at December 31, 2024 and 2023, respectively. Revenue recognized in each reporting period, included in the contract liability balance at the beginning of the period, was immaterial.

Disaggregation of Revenues—We participate globally across the petrochemical value chain and are an industry leader in many of our product lines. Our chemicals businesses consist primarily of large processing plants that convert large volumes of liquid and gaseous hydrocarbon feedstocks into plastic resins and other chemicals. Our chemical products tend to be basic building blocks for other chemicals and plastics. Our plastic products are used in large volumes as well as smaller specialty applications. Our refining business consists of our Houston refinery, which processes crude oil into refined products such as gasoline and distillates.

Revenues disaggregated by key products are summarized below:

		Year Ended December 31,				
Millions of dollars		**2024**		**2023**		**2022**
Sales and other operating revenues:						
Olefins and co-products	$	3,889	$	3,508	$	4,782
Polyethylene		7,583		7,587		9,694
Polypropylene		6,287		5,642		7,458
Propylene oxide and derivatives		2,357		2,287		3,097
Oxyfuels and related products		5,074		5,640		5,482
Intermediate chemicals		2,693		2,864		4,012
Compounding and solutions		3,616		3,686		4,197
Refined products		8,080		9,179		10,975
Other		723		714		754
Total	$	40,302	$	41,107	$	50,451

The following table presents our revenues disaggregated by geography, based upon the location of the customer:

		Year Ended December 31,				
Millions of dollars		**2024**		**2023**		**2022**
Sales and other operating revenues:						
United States	$	19,467	$	20,003	$	24,789
Germany		2,410		2,547		3,555
China		2,375		2,164		2,533
Mexico		1,757		1,642		2,042
Italy		1,418		1,365		1,737
Japan		1,338		1,749		1,954
France		1,069		1,091		1,366
Poland		923		905		1,271
The Netherlands		724		805		1,178
Other		8,821		8,836		10,026
Total	$	40,302	$	41,107	$	50,451

Transaction Price Allocated to the Remaining Performance Obligations—Our contracts with customers are commodity supply arrangements that settle based on market prices at future delivery dates; therefore, transaction prices are entirely variable. Transaction prices are known at the time revenue is recognized since they are generally determined by the commodity price index at a specific date, at month-end or at the month average once products are shipped to our customers. Future estimates of transaction prices for disclosure purposes are substantially constrained as they are highly susceptible to factors outside our control, including volatility in commodity markets, industry production capacities and operating rates, planned and unplanned industry operating interruptions, foreign exchange rates and worldwide geopolitical trends. We have elected the practical expedient to not disclose unsatisfied performance obligations with an original contract duration of one year or less.

4. Related Party Transactions

We have related party transactions with our joint ventures. These related party transactions include the sales and purchases of goods and services in the normal course of business as well as certain financing arrangements.

These transactions are summarized as follows:

Millions of dollars		Year Ended December 31,					
		2024		2023		2022	
The Company billed related parties for:							
Sales of products	$	634	$	614	$	1,012	
Shared service agreements		10		4		2	
Total	$	644	$	618	$	1,014	
Related parties billed the Company for:							
Sales of products	$	3,899	$	3,673	$	4,837	
Shared service agreements		40		79		94	
Total	$	3,939	$	3,752	$	4,931	

5. Accounts Receivable

Our receivables primarily consist of customer accounts. We perform ongoing credit evaluations of our customers' financial condition and, in certain circumstances, require letters of credit or corporate guarantees from them. Accounts receivable are reflected in the Consolidated Balance Sheets, net of allowance for credit losses of $4 million and $6 million as December 31, 2024 and 2023, respectively. We recorded allowances for credit losses for receivables, which are reflected in the Consolidated Statements of Income, however, such amounts were immaterial for each of the years ended December 31, 2024, 2023 and 2022.

6. Inventories

Inventories consisted of the following components at December 31:

Millions of dollars		2024		2023	
Finished goods	$	3,014	$	3,134	
Work-in-process		145		182	
Raw materials and supplies		1,499		1,449	
Total inventories	$	4,658	$	4,765	

At December 31, 2024 and 2023, approximately 75% and 78%, respectively, of our inventories were valued using the last in, first out ("LIFO") method and the remaining inventories, consisting primarily of materials and supplies, were valued at the moving average cost method. The excess of the estimated net realizable value of our inventories over LIFO cost was approximately $1,310 million and $1,478 million at December 31, 2024 and 2023, respectively.

7. Property, Plant and Equipment, Goodwill and Intangible Assets

Property, Plant and Equipment—The components of property, plant and equipment, at cost, and the related accumulated depreciation are as follows at December 31:

Millions of dollars	Estimated Useful Life (years)	2024	2023
Land		$ 280	$ 327
Major manufacturing equipment	25	14,303	14,875
Buildings	30	2,508	2,513
Light equipment and instrumentation	5 - 20	3,471	3,793
Office furniture	15	21	21
Major turnarounds	4 - 7	1,803	1,888
Information system equipment	3 - 5	70	67
Construction in progress		1,718	1,422
Total property, plant and equipment		24,174	24,906
Less accumulated depreciation		(9,108)	(9,359)
Property, plant and equipment, net		$ 15,066	$ 15,547

Capitalized Interest—We capitalize interest costs incurred on funds used to construct property, plant and equipment. In 2024, 2023 and 2022, we capitalized interest of $19 million, $7 million and $114 million, respectively.

Intangible Assets—The components of identifiable intangible assets, at cost, and the related accumulated amortization are as follows at December 31:

Millions of dollars	2024			2023		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Emission allowances	$ 744	$ (525)	$ 219	$ 760	$ (514)	$ 246
Customer relationships	309	(125)	184	317	(108)	209
Software costs	188	(86)	102	161	(63)	98
Other	728	(656)	72	736	(648)	88
Total intangible assets	$ 1,969	$ (1,392)	$ 577	$ 1,974	$ (1,333)	$ 641

Amortization of these identifiable intangible assets for the next five years is expected to be $92 million in 2025, $73 million in 2026, $57 million in 2027, $42 million in 2028 and $42 million in 2029.

Depreciation and Amortization Expense—Depreciation and amortization expense is summarized as follows:

Millions of dollars	Year Ended December 31,					
		2024		2023		2022
Property, plant and equipment	$	1,323	$	1,303	$	1,033
PO Joint Ventures and Louisiana Joint Venture		118		148		155
Emission allowances		8		8		8
Customer relationships		21		20		19
Software costs		23		17		14
Other		29		38		38
Total depreciation and amortization	$	1,522	$	1,534	$	1,267

Impairment—In 2024, we announced a strategic review of some of our European assets with the goal of strengthening our future profitability. The review is ongoing, and we remain committed to safe and efficient operations as well as delivering on our customer commitments. During the fourth quarter of 2024, as a part of our quarterly asset impairment analysis, we assessed the assets included in the scope of our strategic review for impairment. Our assessment resulted in the recognition of a $837 million non-cash property, plant and equipment impairment charge in our O&P-EAI segment. The impairment charge reflects challenging market conditions in the region. Additionally, unfavorable market conditions resulted in the loss of customers in our APS specialty powders business unit, resulting in a non-cash impairment charge of $55 million related to property, plant and equipment.

Fair values for these impairments were determined utilizing a discounted cash flow method under the income approach and assumptions including management's view on long-term growth rates in our industry, discount rates and other assumptions based on a market participant perspective. In the fourth quarter of 2024 we launched a marketing effort to gauge market interest in the European assets included in our strategic review. Fair value indicators obtained through our marketing efforts were also considered. These are inherently subjective fair value measurements and are classified as Level 3 within the fair value hierarchy and reflected as Impairments in the Consolidated Statements of Income.

Asset Retirement Obligations—In certain cases, we are contractually obligated to decommission our plants upon exiting a site. In such cases, we have accrued the net present value of the estimated costs. As of December 31, 2024 and 2023 asset retirement obligations associated with our planned exit from the refinery business were $262 million and $259 million, respectively. The remaining asset retirement obligations are primarily related to our facilities in Europe.

The changes in our asset retirement obligations are as follows:

Millions of dollars	Year Ended December 31,			
		2024		2023
Beginning balance	$	311	$	305
Liabilities settled		(6)		(5)
Changes in estimates		3		—
Accretion expense		9		10
Effects of exchange rate changes		(2)		1
Ending balance	$	315	$	311

Although we may have asset retirement obligations associated with some of our other facilities, the present value of those obligations is not material in the context of an indefinite expected life of the facilities. We continually review the optimal future alternatives for our facilities. Any decision to retire one or more facilities may result in an increase in the present value of such obligations.

Discontinued Operations—We began reporting the Berre refinery as a discontinued operation in the second quarter of 2012. The estimated cost and associated cash flows pertaining to the final closure and dismantlement of our Berre refinery from the Prefect of Bouches du Rhone are not deemed to be material.

We anticipate the exit of our Houston refinery operations will be substantially completed in the first quarter of 2025. As a result, we will report these operations as discontinued operations in the first quarter of 2025. See Note 20 to the Consolidated Financial Statements for additional information.

Goodwill—The changes in the carrying amount of goodwill in each of the Company's reportable segments for the years ended December 31, 2024 and 2023 were as follows:

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Technology	Total
December 31, 2022	$ 162	$ 86	$ 201	$ 1,370	$ 8	$ 1,827
Reallocation of goodwill	315	269	—	(584)	—	—
Acquisitions	—	—	—	31	—	31
Assets held for sale	—	—	(14)	—	—	(14)
Impairment charge	—	—	—	(252)	—	(252)
Foreign currency translation adjustments	—	25	28	2	—	55
December 31, 2023	477	380	215	567	8	1,647
Foreign currency translation adjustments	(5)	(25)	(6)	(50)	—	(86)
December 31, 2024	$ 472	$ 355	$ 209	$ 517	$ 8	$ 1,561

Goodwill as of December 31, 2024 and 2023 is presented net of accumulated impairment charges of $252 million related to a 2023 impairment charge recognized in our Advanced Polymer Solutions segment.

As of December 31, 2022, goodwill included in our Advanced Polymer Solutions reporting unit was $1,370 million, the majority of which related to the 2018 acquisition of A. Schulman. As of December 31, 2022, a large portion of the Advanced Polymer Solutions reporting unit's fair value was derived from our *Catalloy* and polybutene-1 businesses, which had disproportionately low carrying values in comparison to the remaining assets of the reporting unit, which had relatively higher carrying values due to the 2018 purchase price allocation associated with the acquisition of A. Schulman. Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our Advanced Polymer Solutions segment and reintegrated into our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments. Accordingly, on January 1, 2023, we allocated goodwill of $584 million from our Advanced Polymer Solutions segment to our Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments. The amounts allocated were $315 million and $269 million for Olefins and Polyolefins-Americas and Olefins and Polyolefins-Europe, Asia, International segments, respectively. The allocation was based on the fair values of the businesses that were reintegrated relative to the fair value of the Advanced Polymer Solutions segment.

As a result of the reallocation of goodwill and the change in both fair value and carrying value among reporting units, we recognized a non-cash goodwill impairment charge of $252 million in the first quarter of 2023 in our Advanced Polymer Solutions segment. Fair values were determined utilizing a discounted cash flow method under the income approach and assumptions including management's view on long-term growth rates in our industry, discount rates and other assumptions based on a market participant perspective, which are inherently subjective. The fair value of the reporting unit is Level 3 within the fair value hierarchy. The charge is reflected as Impairments in the Consolidated Statements of Income.

8. Equity Investments

Our principal equity investments are as follows at December 31:

Percent of Ownership	2024	2023
Olefins and Polyolefins-Americas		
Louisiana Joint Venture	50.00 %	50.00 %
Indelpro S.A. de C.V.	49.00 %	49.00 %
Olefins and Polyolefins-Europe, Asia, International		
Basell Orlen Polyolefins Sp. Z.o.o.	50.00 %	50.00 %
PolyMirae Co. Ltd.	50.00 %	50.00 %
Bora LyondellBasell Petrochemical Co. Ltd.	50.00 %	50.00 %
National Petrochemical Industrial Company	35.00 %	— %
HMC Polymers Company Ltd.	28.56 %	28.56 %
Al-Waha Petrochemicals Ltd.	25.00 %	25.00 %
Saudi Ethylene & Polyethylene Company Ltd.	25.00 %	25.00 %
Saudi Polyolefins Company	25.00 %	25.00 %
Intermediates and Derivatives		
U.S. PO Joint Venture	60.62 %	60.62 %
European PO JV	50.00 %	50.00 %
Ningbo ZRCC Lyondell Chemical Co. Ltd.	26.65 %	26.65 %

The following table summarizes changes in our equity investments:

	Year Ended December 31,	
Millions of dollars	2024	2023
Beginning balance	$ 3,907	$ 4,295
Capital contributions	113	54
Loss from equity investments	(217)	(20)
Acquisition of equity investments	551	102
Distribution of earnings, net of tax	(122)	(169)
Depreciation of PO Joint Ventures and Louisiana Joint Venture	(118)	(148)
Impairments	(13)	(192)
Currency exchange effects	(26)	9
Other	46	(24)
Ending balance	$ 4,121	$ 3,907

Capital contributions in 2024 and 2023 include $84 million and $32 million, respectively, related to our PO Joint Ventures.

*Acquisition of Joint Venture—*In May 2024, we acquired a 35% interest in Saudi Arabia-based National Petrochemical Industrial Company ("NATPET") from Alujain Corporation for approximately $500 million. The joint venture currently has the capacity to produce 400 thousand tons of polypropylene per year. We will market the majority of the off-take through our global sales team. The joint venture is included in our O&P-EAI segment and accounted for using the equity method of accounting.

Impairments—During the fourth quarter of 2023, we recognized a non-cash impairment charge of $192 million related to our European PO joint venture due to a trend of negative financial performance and the unfavorable long-term economic outlook for the joint venture. The fair value of our investment was determined using an income approach and the significant inputs used in our fair value determination, including projected cash flows and the discount rate, are considered Level 3. This charge is reflected as Impairments in the Consolidated Statements of Income.

Summarized balance sheet information of our investments accounted for under the equity method (presented on a 100% basis) at December 31 are as follows:

Millions of dollars	2024	2023
Current assets	$ 3,230	$ 3,622
Noncurrent assets	8,517	10,810
Total assets	11,747	14,432
Current liabilities	1,637	2,903
Noncurrent liabilities	1,064	2,300
Net assets	$ 9,046	$ 9,229

Summarized income statement information of our investments accounted for under the equity method (presented on a 100% basis) are as follows:

Millions of dollars	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 13,113	$ 12,540	$ 15,435
Cost of sales	(12,669)	(12,044)	(14,900)
Gross profit	444	496	535
Net operating expenses	(614)	(514)	(519)
Operating (loss) income	(170)	(18)	16
Interest income	26	23	7
Interest expense	(148)	(131)	(24)
Foreign currency translation	(17)	(1)	(1)
Other expense, net	(3)	(23)	(26)
Loss before income taxes	(312)	(150)	(28)
(Provision for) benefit from income taxes	(252)	22	(1)
Net loss	$ (564)	$ (128)	$ (29)

9. Prepaid Expenses, Other Current Assets and Other Assets

The components of Prepaid expenses and other current assets were as follows at December 31:

Millions of dollars	2024	2023
Assets held for sale	$ —	$ 444
Income tax receivable	79	268
VAT receivables	179	214
Financial derivatives	210	184
Renewable identification numbers	127	113
Advances to suppliers	83	90
Prepaid insurance	36	36
Other	214	126
Total prepaid expenses and other current assets	$ 928	$ 1,475

The components of Other assets were as follows at December 31:

Millions of dollars	2024	2023
Deferred tax assets	$ 259	$ 196
Company-owned life insurance	46	48
Financial derivatives	75	45
Pension assets	56	39
Other	252	249
Total other assets	$ 688	$ 577

10. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following components at December 31:

Millions of dollars	2024	2023
Payroll and benefits	$ 517	$ 497
Operating lease liabilities	355	360
Renewable identification numbers	132	220
Financial derivatives	71	242
Taxes other than income taxes	199	183
Contract liabilities	110	175
Income taxes	311	143
Product sales rebates	132	140
Interest	127	123
Liabilities held for sale	—	120
Asset Retirement Obligations	113	1
Other	289	232
Total accrued and other current liabilities	$ 2,356	$ 2,436

11. Debt

Long-term loans, notes and other debt, net of unamortized discount, debt issuance cost and cumulative fair value hedging adjustments, consisted of the following at December 31:

Millions of dollars	2024	2023
Senior Notes due 2024, $1,000 million, 5.75%	$ —	$ 775
Senior Notes due 2055, $1,000 million, 4.625% ($15 million of discount; $10 million of debt issuance cost)	975	975
Guaranteed Notes due 2027, $300 million, 8.1%	300	300
Issued by LYB International Finance B.V.:		
Guaranteed Notes due 2043, $750 million, 5.25% ($18 million of discount; $6 million of debt issuance cost)	726	726
Guaranteed Notes due 2044, $1,000 million, 4.875% ($9 million of discount; $8 million of debt issuance cost)	983	982
Issued by LYB International Finance II B.V.:		
Guaranteed Notes due 2026, €500 million, 0.875% ($1 million of debt issuance cost)	515	542
Guaranteed Notes due 2027, $1,000 million, 3.5% ($2 million of discount; $1 million of debt issuance cost)	584	585
Guaranteed Notes due 2031, €500 million, 1.625% ($3 million of discount; $2 million of debt issuance cost)	514	542
Issued by LYB International Finance III, LLC:		
Guaranteed Notes due 2025, $500 million, 1.25% ($1 million of debt issuance cost)	487	481
Guaranteed Notes due 2030, $500 million, 3.375% ($1 million of debt issuance cost)	123	124
Guaranteed Notes due 2030, $500 million, 2.25% ($2 million of discount; $3 million of debt issuance cost)	473	474
Guaranteed Notes due 2033, $500 million, 5.625% ($5 million of debt issuance cost)	495	495
Guaranteed Notes due 2034, $750 million, 5.5% ($5 million of discount, $7 million of debt issuance cost)	738	—
Guaranteed Notes due 2040, $750 million, 3.375% ($1 million of discount; $7 million of debt issuance cost)	742	742
Guaranteed Notes due 2049, $1,000 million, 4.2% ($14 million of discount; $10 million of debt issuance cost)	976	976
Guaranteed Notes due 2050, $1,000 million, 4.2% ($6 million of discount; $10 million of debt issuance cost)	982	975
Guaranteed Notes due 2051, $1,000 million, 3.625% ($2 million of discount; $10 million of debt issuance cost)	918	916
Guaranteed Notes due 2060, $500 million, 3.8% ($4 million of discount; $5 million of debt issuance cost)	482	483
Other	17	22
Total	11,030	11,115
Less current maturities	(498)	(782)
Long-term debt	$ 10,532	$ 10,333

Fair value hedging adjustments associated with the fair value hedge accounting of our fixed-for-floating interest rate swaps for the applicable periods are as follows:

Millions of dollars	Gains (Losses) Year Ended December 31, 2024	2023	Cumulative Fair Value Hedging Adjustments Included in Carrying Amount of Debt December 31, 2024	2023
Guaranteed Notes due 2025, 1.25%	$ (5)	$ (5)	$ 4	$ 9
Guaranteed Notes due 2026, 0.875%	(4)	(5)	4	8
Guaranteed Notes due 2027, 3.5%	3	2	5	2
Guaranteed Notes due 2030, 3.375%	1	(4)	18	17
Guaranteed Notes due 2030, 2.25%	1	(4)	21	20
Guaranteed Notes due 2031, 1.625%	(2)	(8)	1	3
Guaranteed Notes due 2050, 4.2%	(7)	(4)	2	9
Guaranteed Notes due 2051, 3.625%	(2)	(18)	70	72
Guaranteed Notes due 2060, 3.8%	2	(2)	9	7
Total	$ (13)	$ (48)	$ 134	$ 147

Fair value adjustments are recognized in Interest expense in the Consolidated Statements of Income.

Aggregate maturities of debt during the next five years are $617 million in 2025, which includes $492 million that remains outstanding under our 1.25% Guaranteed Notes due 2025, $522 million in 2026, $893 million in 2027, $1 million in 2028, $1 million in 2029 and $9,420 million thereafter. We may repay maturing debt using cash and cash equivalents, cash from operating activities, proceeds from the issuance of debt or other sources of cash.

Long-Term Debt

Senior Revolving Credit Facility—In July 2024, we amended our credit agreement to increase our senior unsecured revolving credit facility (the "Senior Revolving Credit Facility") from $3,250 million to $3,750 million and extend the maturity to July 2029. Our Senior Revolving Credit Facility may be used for dollar and euro denominated borrowings. The facility has a $200 million sub-limit for dollar and euro denominated letters of credit, a $1,000 million uncommitted accordion feature, and supports our commercial paper program. Borrowings under the facility bear interest at either a base rate, SOFR or EURIBOR rate, plus an applicable margin. Additional fees are incurred for the average daily unused commitments. At December 31, 2024, we had no borrowings or letters of credit outstanding and $3,750 million of unused availability under this facility.

The facility contains customary covenants and warranties, including specified restrictions on indebtedness and liens. Additionally, we are required to maintain a maximum leverage ratio (calculated as the ratio of total net funded debt to consolidated earnings before interest, taxes and depreciation and amortization, both as defined in the Amended and Restated Credit Agreement) financial covenant 3.50 to 1.00. In the event an acquisition meeting certain thresholds is consummated we can elect to increase the maximum leverage ratio for each of the first six fiscal quarters ending after such acquisition as indicated in the Amended and Restated Credit Agreement.

Covenants and Provisions—Our $300 million 8.1% guaranteed notes due 2027, which are guaranteed by LyondellBasell Industries Holdings B.V., a wholly owned subsidiary of LyondellBasell Industries N.V., contain certain restrictions with respect to the level of maximum debt that can be incurred and security that can be granted by certain operating companies that are direct or indirect wholly owned subsidiaries of LyondellBasell Industries Holdings B.V. These notes contain customary provisions for default, including, among others, the non-payment of principal and interest, certain failures to perform or observe obligations under the Agreement on the notes, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness and the insolvency or bankruptcy of certain LyondellBasell Industries N.V. subsidiaries.

The indentures governing all other notes contain limited covenants, including those restricting our ability and the ability of our subsidiaries to incur indebtedness secured by significant property or by capital stock of subsidiaries that own significant property, enter into certain sale and lease-back transactions with respect to any significant property or enter into consolidations, mergers or sales of all or substantially all of our assets.

We may redeem some of our notes at any time in whole, or from time to time in part, prior to their scheduled maturity dates, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (discounted at the applicable treasury yield or comparable government bond rate plus their respective basis points) on the notes to be redeemed. Some of our notes may also be redeemed prior to their respective maturity dates, at a redemption price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest. Certain notes are also redeemable upon certain tax events.

As of December 31, 2024, we are in compliance with our debt covenants.

Guaranteed Notes due 2034—In February 2024, LYB International Finance III, LLC ("LYB Finance III"), a wholly owned finance subsidiary of LyondellBasell Industries N.V., issued $750 million of 5.5% guaranteed notes due 2034 (the "2034 Notes") at a discounted price of 99.2%. Net proceeds after deducting original issuance discounts, underwriting fees and offering expenses totaled $737 million. We used the net proceeds to repay our 5.75% senior notes due 2024.

Senior Notes due 2024—In March 2024, we repaid the $775 million remaining outstanding principal of our 5.75% senior notes due 2024.

Guaranteed Notes due 2033—In May 2023, LYB International Finance III, LLC ("LYB Finance III"), a wholly owned finance subsidiary of LyondellBasell Industries N.V., issued $500 million of 5.625% guaranteed notes due 2033 (the "2033 Notes") at a discounted price of 99.895%. Net proceeds from the sale of the notes totaled $495 million, after deducting underwriting discounts and offering expenses.

The 2033 Notes are the first green financing instruments we have issued related to our green financing framework. Net proceeds from the sale of the 2033 Notes are being used to finance or refinance, in whole or in part, new or existing eligible green projects in the areas of circular economy, renewable energy, pollution prevention and control, and energy efficiency as discussed further below.

Guaranteed Notes due 2023—In July 2023, we repaid the $425 million remaining of outstanding principal on our 4.0% guaranteed notes due 2023.

Green Financing Framework—As of December 31, 2024, we have fully allocated the proceeds towards qualifying projects. This includes approximately $300 million and $155 million related to new eligible green projects in 2024 and 2023, respectively.

Short-Term Debt

U.S. Receivables Facility—Our U.S. Receivables Facility has a purchase limit of $900 million in addition to a $300 million uncommitted accordion feature. In May 2024, we extended the term of the facility to June 2025. This facility provides liquidity through the sale or contribution of trade receivables by certain of our U.S. subsidiaries to a wholly owned, bankruptcy-remote subsidiary on an ongoing basis and without recourse. The bankruptcy-remote subsidiary may then, at its option and subject to a borrowing base of eligible receivables, sell undivided interests in the pool of trade receivables to

financial institutions participating in the facility ("Purchasers"). The sale of the undivided interest in the pool of trade receivables is accounted for as a secured borrowing in the Consolidated Balance Sheets. We are responsible for servicing the receivables. We pay variable interest rates on our secured borrowings. Additional fees are incurred for the average daily unused commitments. In the event of liquidation, the bankruptcy-remote subsidiary's assets will be used to satisfy the claims of the Purchasers prior to any assets or value in the bankruptcy-remote subsidiary becoming available to us. This facility also provides for the issuance of letters of credit up to $200 million. Performance obligations under the facility are guaranteed by LyondellBasell Industries N.V. The term of the facility may be extended in accordance with the terms of the agreement. The facility is also subject to customary warranties and covenants, including limits and reserves and the maintenance of specified financial ratios. Under the terms of the U.S. Receivable Facility, we are required to maintain a maximum leverage ratio consistent with the terms of the Senior Revolving Credit Facility as discussed above. At December 31, 2024, there were no borrowings or letters of credit outstanding and $900 million unused availability under the facility.

Commercial Paper Program—We have a commercial paper program under which we may issue up to $2,500 million of privately placed, unsecured, short-term promissory notes ("commercial paper"). This program is backed by our $3,750 million Senior Revolving Credit Facility. Proceeds from the issuance of commercial paper may be used for general corporate purposes, including dividends and share repurchases. At December 31, 2024, we had no outstanding borrowings of commercial paper.

Precious Metal Financings—We enter into lease agreements for precious metals which are used in our production processes. Precious metal borrowings are classified as Short-term debt or Long-term debt, other, based on the maturities of the lease agreements. At December 31, 2024 and 2023, we had $119 million and $117 million, respectively, of Short-term debt related to our precious metal financings.

Weighted Average Interest Rate—At December 31, 2024 and 2023, our weighted average interest rate on outstanding Short-term debt was 1.1% and 1.9%, respectively.

Additional Information

Debt Discount and Issuance Costs—Amortization of debt discount and debt issuance costs resulted in amortization expense of $11 million, $9 million and $14 million for the years ended December 31, 2024, 2023 and 2022, respectively, which is included in Interest expense in the Consolidated Statements of Income.

Other Information—LYB International Finance B.V., LYB International Finance II B.V., and LYB International Finance III, LLC ("LYB Finance subsidiaries") are wholly owned finance subsidiaries of LyondellBasell Industries N.V. Any debt securities issued by LYB Finance subsidiaries will be fully and unconditionally guaranteed by LyondellBasell Industries N.V., and no other subsidiaries of LyondellBasell Industries N.V. guarantees these securities. Our unsecured notes rank equally in right of payment to each respective finance subsidiary's existing and future unsecured indebtedness and to all of LyondellBasell Industries N.V.'s existing and future unsubordinated indebtedness. There are no significant restrictions that would impede LyondellBasell Industries N.V., as guarantor, from obtaining funds by dividend or loan from its subsidiaries.

12. Leases

Operating Leases—The majority of our leases are operating leases. We lease storage tanks, terminal facilities, land, office facilities, railcars, pipelines, barges, plant equipment and other equipment. As of December 31, 2024 and 2023, our Operating lease assets were $1,467 million and $1,529 million, respectively. As of December 31, 2024 and 2023, Operating lease liabilities totaled $1,774 million and $1,769 million of which $355 million and $360 million, respectively, are current and recorded in Accrued and other current liabilities. These values were derived using a weighted average discount rate of 4.1% and 3.8% as of December 31, 2024 and 2023, respectively.

Substantially all of our operating leases have remaining lease terms of 19 years or less and have a weighted-average remaining lease term of 9 years. Certain lease agreements include options to renew the lease, at our discretion, for approximately 1 year to 20 years and do not materially impact our operating lease assets or operating lease liabilities.

Maturities of operating lease liabilities as of December 31, 2024, are as follows:

Millions of dollars		
2025	$	410
2026		337
2027		286
2028		199
2029		117
Thereafter		818
Total lease payments		2,167
Less: Imputed interest		(393)
Present value of lease liabilities	$	1,774

Operating lease costs were $519 million, $570 million and $536 million for the years ended December 31, 2024, 2023 and 2022, respectively, which are reflected in the Consolidated Statements of Income.

In connection with the planned exit from the refinery business, we recognized accelerated lease amortization costs of $38 million, $110 million and $91 million for the years ended December 31, 2024, 2023 and 2022, respectively, which is included in operating lease cost. See Note 20 to the Consolidated Financial Statements for additional information.

Cash paid for amounts included in the measurement of Operating lease liabilities totaled $454 million, $447 million and $423 million for the years ended December 31, 2024, 2023 and 2022, respectively. Leased assets obtained in exchange for new operating lease liabilities totaled $383 million, $312 million and $248 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, we have entered into operating leases, with an undiscounted value of $193 million, that have not yet commenced. These leases which will commence in 2025 and 2026, have lease terms ranging from 2 to 20 years.

13. Financial Instruments and Fair Value Measurements

We are exposed to market risks, such as changes in commodity pricing, interest rates and currency exchange rates. To manage the volatility related to these exposures, we selectively enter into derivative contracts pursuant to our risk management policies.

Financial Instruments Measured at Fair Value on a Recurring Basis—The following table summarizes financial instruments outstanding for the periods presented that are measured at fair value on a recurring basis:

| | Fair Value | | | |
| | December 31, 2024 | December 31, 2023 | Balance Sheet Classification | |
Millions of dollars				
Assets—				
Derivatives designated as hedges:				
Commodities	$ 14	$ 1	Prepaid expenses and other current assets	
Commodities	7	—	Other assets	
Foreign currency	146	44	Prepaid expenses and other current assets	
Foreign currency	66	45	Other assets	
Interest rates	16	38	Prepaid expenses and other current assets	
Derivatives not designated as hedges:				
Commodities	18	98	Prepaid expenses and other current assets	
Commodities	2	—	Other assets	
Foreign currency	16	3	Prepaid expenses and other current assets	
Total	$ 285	$ 229		
Liabilities—				
Derivatives designated as hedges:				
Commodities	$ 14	$ 109	Accrued and other current liabilities	
Commodities	5	33	Other liabilities	
Foreign currency	9	40	Accrued and other current liabilities	
Foreign currency	—	32	Other liabilities	
Interest rates	36	31	Accrued and other current liabilities	
Interest rates	146	172	Other liabilities	
Derivatives not designated as hedges:				
Commodities	11	52	Accrued and other current liabilities	
Foreign currency	1	10	Accrued and other current liabilities	
Total	$ 222	$ 479		

The financial instruments in the table above are classified as Level 2. We present the gross assets and liabilities of our derivative instruments on the Consolidated Balance Sheets.

Financial Instruments Not Measured at Fair Value on a Recurring Basis—The following table presents the carrying value and estimated fair value of our Short-term precious metal financings and Long-term debt:

| | December 31, 2024 | | December 31, 2023 | |
Millions of dollars	Carrying Value	Fair Value	Carrying Value	Fair Value
Precious metal financings	$ 119	$ 122	$ 117	$ 114
Long-term debt	10,521	9,048	10,316	9,225
Total	$ 10,640	$ 9,170	$ 10,433	$ 9,339

The financial instruments in the table above are classified as Level 2. Our other financial instruments classified within Current assets and Current liabilities have a short maturity and their carrying value generally approximates fair value.

Derivative Instruments:

Commodity Prices—We are exposed to commodity price volatility related to purchases of various feedstocks and sales of our products. We use over-the-counter commodity swaps, options and exchange traded futures contracts to manage these risks, including through cash flow hedging relationships.

The following table presents the notional amounts of our outstanding commodity derivative instruments:

| | Notional Amount | | | |
	December 31, 2024	December 31, 2023	Unit of Measure	Maturity Date
Millions of units				
Derivatives designated as hedges:				
Natural gas	62	72	MMBtu	2025 to 2027
Ethane	14	18	Bbl	2025 to 2026
Power	—	1	MWhs	2025 to 2027
Refined products	—	1	Bbl	2025
Derivatives not designated as hedges:				
Crude oil	—	12	Bbl	2025
Refined products	6	16	Bbl	2025 to 2026
Precious metals	—	1	Troy Ounces	2025
Renewable Identification Numbers	—	59	RINs	N/A

Interest Rates—We are exposed to interest rate risk with respect to our fixed-rate and variable-rate debt. Fluctuations in interest rates impact the fair value of fixed-rate debt and expose us to the risk that we may need to refinance debt at higher rates. Fluctuations in interest rates also impact interest expense from our variable-rate debt. We use forward-starting interest rate swaps that are designated as cash flow hedges to mitigate the risk that benchmark rates will increase in connection with future financing activities. We also use interest rate swaps that are designated as fair value hedges to mitigate the changes in the fair value of our fixed-rate debt by effectively converting it to variable-rate debt. See Note 11 to the Consolidated Financial Statements for additional information.

The following table presents the notional amounts of our outstanding interest rate derivative instruments:

| | Notional Amount | | |
	December 31, 2024	December 31, 2023	Maturity Date
Millions of dollars			
Cash flow hedges	$ —	$ 200	N/A
Fair value hedges	2,158	2,171	2025 to 2031

Foreign Currency Rates—We have significant worldwide operations. The functional currencies of our operating subsidiaries are primarily the U.S. dollar and the euro. We enter into transactions denominated in currencies other than our designated functional currencies that create foreign currency exposure. We enter into foreign currency contracts to economically hedge foreign currency risk related to recognized foreign currency monetary assets and liabilities. Changes in the fair value of such forward and swap contracts are reported in the Consolidated Statements of Income and offset, in part, currency remeasurement results. In the past, we have entered euro-denominated debt that was designated as a net investment hedge. Other income (expense), net, in the Consolidated Statements of Income reflected foreign currency gains of $15 million and losses of $34 million and $14 million in 2024, 2023 and 2022, respectively.

We enter into foreign currency contracts that are designated as net investment hedges to manage the impacts of foreign currency translation of our net investments in foreign operations. We also enter into foreign currency contracts that are designated as cash flow hedges to manage the variability in cash flows associated with intercompany debt balances.

The following table presents the notional amounts of our outstanding foreign currency derivative instruments:

| | Notional Amount | | |
| | December 31, 2024 | December 31, 2023 | |
Millions of dollars			**Maturity Date**
Net investment hedges	$ 3,256	$ 3,289	2025 to 2030
Cash flow hedges	300	1,150	2027
Not designated	772	555	2025

*Impact on Earnings and Other Comprehensive Income (loss)—*The following tables summarize the pre-tax effect of derivative and non-derivative instruments recorded in Accumulated other comprehensive loss ("AOCI"), the gains (losses) reclassified from AOCI to earnings and additional gains (losses) recognized directly in earnings:

	Effect of Derivative Instruments			
	Year Ended December 31, 2024			
	Balance Sheet		Income Statement	
Millions of dollars	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI to Income	Additional Gain (Loss) Recognized in Income	Income Statement Classification
Derivatives designated as hedges:				
Commodities	$ (2)	$ 4	$ —	Sales and other operating revenues
Commodities	11	129	—	Cost of sales
Foreign currency	206	(35)	59	Interest expense
Interest rates	11	4	(64)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	(21)	Sales and other operating revenues
Commodities	—	—	53	Cost of sales
Foreign currency	—	—	43	Other income (expense), net
Total	$ 226	$ 102	$ 70	

Millions of dollars	Year Ended December 31, 2023			
	Balance Sheet		Income Statement	
	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI to Income	Additional Gain (Loss) Recognized in Income	Income Statement Classification
Derivatives designated as hedges:				
Commodities	$ (2)	$ —	$ —	Sales and other operating revenues
Commodities	(157)	33	—	Cost of sales
Foreign currency	(142)	31	70	Interest expense
Interest rates	17	5	(20)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	188	Sales and other operating revenues
Commodities	—	—	(130)	Cost of sales
Foreign currency	—	—	(29)	Other income (expense), net
Total	$ (284)	$ 69	$ 79	

Millions of dollars	Year Ended December 31, 2022			
	Balance Sheet		Income Statement	
	Gain (Loss) Recognized in AOCI	Gain (Loss) Reclassified from AOCI to Income	Additional Gain (Loss) Recognized in Income	Income Statement Classification
Derivatives designated as hedges:				
Commodities	$ 21	$ (59)	$ —	Cost of sales
Foreign currency	308	(75)	69	Interest expense
Interest rates	296	6	(227)	Interest expense
Derivatives not designated as hedges:				
Commodities	—	—	72	Sales and other operating revenues
Commodities	—	—	(22)	Cost of sales
Foreign currency	—	—	(60)	Other income (expense), net
Total	$ 625	$ (128)	$ (168)	

Amounts excluded from the assessment of effectiveness for foreign currency contracts designated as net investment hedges recognized in other comprehensive income (loss) or Interest expense for the years ended December 31, 2024, 2023 and 2022 were immaterial.

As of December 31, 2024, on a pre-tax basis, $4 million is scheduled to be reclassified from Accumulated other comprehensive loss as an increase to interest expense over the next twelve months.

Other Financial Instruments:

Cash and Cash Equivalents—At December 31, 2024 and 2023, we had marketable securities classified as Cash and cash equivalents of $2,610 million and $2,432 million, respectively.

14. Pension and Other Post-retirement Benefits

We have defined benefit pension plans which cover employees in the U.S. and various other countries. We also sponsor post-retirement benefit plans other than pensions that provide medical benefits to certain of our U.S., Canadian and French employees. In addition, we provide other post-employment benefits such as early retirement and deferred compensation severance benefits to employees of certain non-U.S. countries. We use a measurement date of December 31 for all of our benefit plans.

Pension Benefits—The following tables provide a reconciliation of projected benefit obligations, plan assets and the funded status of our U.S. and non-U.S. defined benefit pension plans:

		Year Ended December 31,		
	2024		2023	
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 1,155	$ 1,363	$ 1,140	$ 1,276
Service cost	52	21	51	22
Interest cost	62	52	57	51
Actuarial loss (gain)	60	88	(13)	19
Benefits paid	(97)	(59)	(80)	(53)
Participant contributions	—	2	—	2
Settlement	—	(3)	—	(1)
Foreign exchange effects	—	(75)	—	47
Benefit obligation, end of period	1,232	1,389	1,155	1,363
Change in plan assets:				
Fair value of plan assets, beginning of period	960	705	1,021	733
Actual return on plan assets	130	112	10	(53)
Company contributions	43	51	9	51
Benefits paid	(97)	(59)	(80)	(53)
Participant contributions	—	2	—	2
Settlement	—	(3)	—	(1)
Foreign exchange effects	—	(38)	—	26
Fair value of plan assets, end of period	1,036	770	960	705
Funded status of continuing operations, end of period	$ (196)	$ (619)	$ (195)	$ (658)

Amounts recognized in the Consolidated Balance Sheets consists of the following:

	December 31, 2024		December 31, 2023	
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Prepaid benefit cost, long-term	$ —	$ 56	$ —	$ 39
Accrued benefit liability, current	—	(30)	—	(30)
Accrued benefit liability, long-term	(196)	(645)	(195)	(667)
Funded status of continuing operations, end of period	$ (196)	$ (619)	$ (195)	$ (658)

Amounts recognized in Accumulated other comprehensive loss include the following:

Millions of dollars	December 31, 2024		December 31, 2023	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Actuarial and investment loss	$ 276	$ 94	$ 303	$ 140
Prior service cost	—	23	—	27
Balance, end of period	$ 276	$ 117	$ 303	$ 167

The following additional information is presented for our U.S. and non-U.S. pension plans:

Millions of dollars	December 31, 2024		December 31, 2023	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligation for defined benefit plans	$ 1,204	$ 1,268	$ 1,129	$ 1,252

Pension plans with projected benefit obligations in excess of the fair value of assets are summarized as follows:

Millions of dollars	December 31, 2024		December 31, 2023	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligations	$ 1,232	$ 793	$ 1,155	$ 839
Fair value of assets	1,036	118	960	142

Pension plans with accumulated benefit obligations in excess of the fair value of assets are summarized as follows:

Millions of dollars	December 31, 2024		December 31, 2023	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Accumulated benefit obligations	$ 1,201	$ 593	$ 1,129	$ 718
Fair value of assets	1,033	8	960	109

Components of net periodic pension costs for our U.S. and non-U.S. plans are as follows:

	U.S. Plans					
	Year Ended December 31,					
Millions of dollars	**2024**		**2023**		**2022**	
Service cost	$	52	$	51	$	48
Interest cost		62		57		48
Expected return on plan assets		(65)		(69)		(97)
Settlement loss		—		—		103
Actuarial loss amortization		20		18		20
Net periodic benefit cost	$	69	$	57	$	122

	Non-U.S. Plans					
	Year Ended December 31,					
Millions of dollars	**2024**		**2023**		**2022**	
Service cost	$	21	$	22	$	35
Interest cost		52		51		26
Expected return on plan assets		(28)		(28)		(18)
Prior service cost amortization		3		3		3
Actuarial loss (gain) amortization		5		(1)		7
Net periodic benefit cost	$	53	$	47	$	53

In May 2022, a LyondellBasell sponsored pension plan purchased a group annuity contract from an insurance company to transfer $361 million of our outstanding pension benefit obligations related to certain U.S. retirees and beneficiaries. The purchase of the group annuity contract was funded with pension plan assets. The insurance company is now required to pay and administer the retirement benefits owed to approximately 9,000 U.S. retirees and beneficiaries with no change to their monthly retirement benefit payment amounts. In connection with this transaction, in the second quarter of 2022, we recognized a non-cash pension settlement loss of $80 million, reflected in Other income (expense), net, primarily related to the accelerated recognition of actuarial losses included in Accumulated other comprehensive loss.

The actual and target asset allocations for our plans are as follows:

	2024 Actual	2024 Target	2023 Actual	2023 Target
Canada				
Fixed income	100 %	100 %	100 %	100 %
United Kingdom—Lyondell Chemical Plans				
Equity securities	25 %	25 %	39 %	38 %
Fixed income	75 %	75 %	61 %	62 %
United Kingdom—Basell Plans				
Equity securities	25 %	25 %	26 %	25 %
Fixed income	75 %	75 %	74 %	75 %
United Kingdom—A. Schulman Plans				
Equity securities and growth assets	26 %	25 %	27 %	25 %
Fixed income and matching assets	74 %	75 %	73 %	75 %
United States				
Equity securities	39 %	40 %	40 %	40 %
Fixed income	48 %	45 %	41 %	45 %
Alternatives	13 %	15 %	19 %	15 %

We estimate contributions to our defined benefit plans in 2025 will be $47 million and $55 million for the U.S. and non-U.S. plans, respectively.

As of December 31, 2024, future expected benefit payments by our pension plans which reflect expected future service, as appropriate, are as follows:

Millions of dollars	U.S.	Non-U.S.
2025	$ 165	$ 63
2026	97	65
2027	98	65
2028	100	66
2029	100	69
2030 through 2034	506	364

The following tables set forth the principal assumptions on discount rates, projected rates of compensation increase and expected rates of return on plan assets, where applicable. These assumptions vary for the different plans, as they are determined in consideration of local conditions.

The weighted average assumptions used in determining the net benefit liabilities for our pension plans were as follows at December 31:

	2024 U.S.	2024 Non-U.S.	2023 U.S.	2023 Non-U.S.
Discount rate	5.35 %	3.66 %	5.80 %	4.00 %
Rate of compensation increase	4.66 %	3.36 %	4.68 %	3.58 %
Cash balance interest credit rate	4.36 %	— %	4.54 %	— %

The weighted average assumptions used in determining net benefit costs for our pension plans were as follows:

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.80 %	4.00 %	5.50 %	3.99 %	2.80 %	1.45 %
Expected return on plan assets	7.25 %	4.14 %	7.25 %	3.57 %	7.25 %	1.85 %
Rate of compensation increase	4.68 %	3.58 %	4.65 %	2.66 %	4.74 %	2.64 %

The discount rate assumptions reflect the rates at which the benefit obligations could be effectively settled, based on the yields of high-quality long-term bonds where the term closely matches the term of the benefit obligations. We measure service and interest costs by applying the specific spot rates along that same yield curve to the projected cash flows of the plans. This approach provides a more precise measurement of service and interest costs. The weighted average expected long-term rate of return on assets in our U.S. plans of 7.25% is based on the average level of earnings that our independent pension investment adviser had advised could be expected to be earned over a fifteen to twenty year time period consistent with the target asset allocation of the plans, historical capital market performance, historical plan performance (since the 1997 inception of the U.S. Master Trust) and a forecast of expected future asset returns. The weighted average expected long-term rate of return on assets in our non-U.S. plans of 4.14% is based on expectations and asset allocations that vary by region. We review these long-term assumptions on a periodic basis.

Actual rates of return may differ from the expected rate due to the volatility normally experienced in capital markets. Assets are externally managed by professional investment firms over the long term to achieve optimal returns with an acceptable level of risk and volatility in order to meet the benefit obligations of the plans as they come due.

Our pension plans have not directly invested in securities of LyondellBasell N.V., and there have been no significant transactions between any of the pension plans and the Company or related parties thereof.

The pension investments that are measured at fair value are summarized below:

| | December 31, 2024 | | | |
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
U.S.				
Common and preferred stock	$ 64	$ 64	$ —	$ —
Commingled funds measured at net asset value	459			
Fixed income securities	97	—	97	—
Real estate measured at net asset value	63			
Hedge funds measured at net asset value	20			
Private equity measured at net asset value	46			
U.S. government securities	253	253	—	—
Cash and cash equivalents	26	26	—	—
Total U.S. Pension Assets	$ 1,028	$ 343	$ 97	$ —

	December 31, 2024			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
Non-U.S.				
Insurance arrangements	$ 531	$ —	$ —	$ 531
Commingled funds measured at net asset value	237			
Cash and cash equivalents	1	1	—	—
Total Non-U.S. Pension Assets	$ 769	$ 1	$ —	$ 531

	December 31, 2023			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
U.S.				
Common and preferred stock	$ 155	$ 155	$ —	$ —
Commingled funds measured at net asset value	342			
Fixed income securities	53	—	53	—
Real estate measured at net asset value	80			
Hedge funds measured at net asset value	42			
Private equity measured at net asset value	65			
U.S. government securities	206	206	—	—
Cash and cash equivalents	40	40	—	—
Total U.S. Pension Assets	$ 983	$ 401	$ 53	$ —

	December 31, 2023			
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
Non-U.S.				
Insurance arrangements	$ 474	$ —	$ —	$ 474
Commingled funds measured at net asset value	228			
Cash and cash equivalents	1	1	—	—
Total Non-U.S. Pension Assets	$ 703	$ 1	$ —	$ 474

Certain non-U.S. plans have investments in a pooled asset portfolio which are treated as a nonparticipating insurance contract. The associated plan assets underlying the insurance arrangement are measured at the cash surrender value, which is derived primarily from an actuarial determination of the discounted benefits cash flows. As such, these assets are considered as using significant unobservable inputs (Level 3). These defined benefits pension plan assets at December 31, 2023 were valued at $474 million and has increased to $531 million at December 31, 2024. The change is due primarily to the increase of assets in relation with the decrease of the discount rate from 2023 to 2024.

The fair value measurements of the investments in certain entities that calculate net asset value per share as of December 31, 2024 are as follows:

Millions of dollars	Fair Value		Unfunded Commitments		Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
U.S.								
Commingled fund investing in Domestic Equity	$	187	$	—	N/A	daily	1 to 3 days	3 to 4 days
Commingled fund investing in International Equity		155		—	N/A	daily	1 to 3 days	3 days
Commingled fund investing in Fixed Income		117		—	N/A	daily	1 to 3 days	3 to 7 days
Real Estate		63		10	10 years	quarterly	15 to 25 days	45 to 90 days
Hedge Funds		20		—	N/A	quarterly	10 to 30 days	20 to 90 days
Private Equity		46		13	10 years	Not eligible	N/A	N/A
Total U.S.	$	588	$	23				

Millions of dollars	Fair Value		Unfunded Commitments		Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
Non-U.S.								
Commingled fund investing in Domestic Equity	$	21	$	—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in International Equity		23		—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in Fixed Income		193		—	N/A	daily	1 to 3 days	3 days
Total Non-U.S.	$	237	$	—				

The fair value measurements of the investments in certain entities that calculate net asset value per share as of December 31, 2023 are as follows:

Millions of dollars	Fair Value		Unfunded Commitments	Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
U.S.							
Commingled fund investing in Domestic Equity	$	168	$ —	N/A	daily	1 to 3 days	3 to 4 days
Commingled fund investing in International Equity		68	—	N/A	daily	1 to 3 days	3 days
Commingled fund investing in Fixed Income		106	—	N/A	daily	1 to 3 days	3 to 7 days
Real Estate		80	11	10 years	quarterly	15 to 25 days	45 to 90 days
Hedge Funds		42	—	N/A	quarterly	10 to 30 days	20 to 90 days
Private Equity		65	14	10 years	Not eligible	N/A	N/A
Total U.S.	$	529	$ 25				

Millions of dollars	Fair Value		Unfunded Commitments	Remaining Life	Redemption Frequency (if currently eligible)	Trade to Settlement Terms	Redemption Notice Period
Non-U.S.							
Commingled fund investing in Domestic Equity	$	23	$ —	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in International Equity		24	—	N/A	1 to 7 days	1 to 3 days	1 to 3 days
Commingled fund investing in Fixed Income		181	—	N/A	daily	1 to 3 days	3 days
Total Non-U.S.	$	228	$ —				

Other Post-retirement Benefits—We sponsor unfunded health care and life insurance plans covering certain eligible retired employees and their eligible dependents. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverage. Life insurance benefits are generally provided by insurance contracts. We retain the right, subject to existing agreements, to modify or eliminate these benefits.

The following tables provide a reconciliation of benefit obligations of our unfunded other post-retirement benefit plans:

| | Year Ended December 31, | | | |
| | 2024 | | 2023 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in benefit obligation:				
Benefit obligation, beginning of period	$ 142	$ 39	$ 153	$ 41
Service cost	—	1	1	1
Interest cost	8	2	7	2
Actuarial loss (gain)	8	15	—	(4)
Benefits paid	(24)	(1)	(25)	(1)
Participant contributions	5	—	6	—
Foreign exchange effects	—	(4)	—	—
Benefit obligation, end of period	139	52	142	39
Change in plan assets:				
Fair value of plan assets, beginning of period	—	—	—	—
Employer contributions	19	1	19	1
Participant contributions	5	—	6	—
Benefits paid	(24)	(1)	(25)	(1)
Fair value of plan assets, end of period	—	—	—	—
Funded status, end of period	$ (139)	$ (52)	$ (142)	$ (39)

Amounts recognized in the Consolidated Balance Sheets are as follows:

| | December 31, 2024 | | December 31, 2023 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Accrued benefit liability, current	$ (13)	$ (1)	$ (14)	$ (1)
Accrued benefit liability, long-term	(126)	(51)	(128)	(38)
Funded status, end of period	$ (139)	$ (52)	$ (142)	$ (39)

Amounts recognized in Accumulated other comprehensive loss are as follows:

| | December 31, 2024 | | December 31, 2023 | |
Millions of dollars	U.S.	Non-U.S.	U.S.	Non-U.S.
Actuarial and investment income	$ 61	$ 8	$ 79	$ 21
Prior service cost	—	(1)	—	(1)
Balance, end of period	$ 61	$ 7	$ 79	$ 20

The components of net periodic other post-retirement costs are as follows:

| | U.S. Plans | | |
| | Year Ended December 31, | | |
Millions of dollars	2024	2023	2022
Service cost	$ —	$ 1	$ 1
Interest cost	8	7	5
Actuarial gain amortization	(9)	(10)	(5)
Net periodic benefit (income) cost	$ (1)	$ (2)	$ 1

| | Non-U.S. Plans | | |
| | Year Ended December 31, | | |
Millions of dollars	2024	2023	2022
Service cost	$ 1	$ 1	$ 2
Interest cost	2	2	1
Actuarial gain amortization	(1)	(1)	—
Net periodic benefit cost	$ 2	$ 2	$ 3

The following tables set forth the assumed health care cost trend rates for our U.S. and Non-U.S. Plans:

| | U.S. Plans | |
| | December 31, | |
	2024	2023
Immediate trend rate	6.5 %	6.3 %
Ultimate trend rate (the rate to which the cost trend rate is assumed to decline)	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	2033	2031

	Non-U.S. Plans			
	Canada		France	
	December 31,		December 31,	
	2024	2023	2024	2023
Immediate trend rate	4.5 %	4.5 %	5.0 %	4.8 %
Ultimate trend rate (the rate to which the cost trend rate is assumed to decline)	4.5 %	4.5 %	5.0 %	4.8 %
Year that the rate reaches the ultimate trend rate	—	—	—	—

The health care cost trend rate assumption does not typically have a significant effect on the amounts reported due to limits on maximum contribution levels to the medical plans.

The weighted average assumptions used in determining the net benefit liabilities for our other post-retirement benefit plans were as follows:

	December 31,			
	2024		**2023**	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**
Discount rate	5.24 %	3.53 %	5.74 %	4.36 %
Rate of compensation increase	4.09 %	—	4.13 %	—

The weighted average assumptions used in determining the net benefit costs for our other post-retirement benefit plans were as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	U.S.	**Non-U.S.**	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Discount rate	5.74 %	4.36 %	5.44 %	3.95 %	2.75 %	1.47 %
Rate of compensation increase	4.13 %	—	4.16 %	—	4.18 %	—

As of December 31, 2024, future expected benefit payments by our other post-retirement benefit plans, which reflect expected future service, as appropriate, were as follows:

Millions of dollars	**U.S.**		**Non-U.S.**	
2025	$	13	$	1
2026		14		1
2027		13		1
2028		13		1
2029		13		2
2030 through 2034		56		9

Accumulated Other Comprehensive Loss—In 2024, pension benefits actuarial gain and other post-retirement benefits actuarial loss of $1 million and $22 million, respectively, are primarily due to changes in discount rate assumption and updated actuarial assumptions. In 2023, pension benefits actuarial loss and other post-retirement benefits actuarial gain of $146 million and $4 million, respectively, are primarily due to changes in discount rate assumption and updated actuarial assumptions.

Deferred income taxes related to amounts in Accumulated other comprehensive loss include provisions of $91 million and $90 million as of December 31, 2024 and 2023, respectively.

Defined Contribution Plans—Most employees in the U.S. and certain non-U.S. countries are eligible to participate in defined contribution plans ("Employee Savings Plan") by contributing a portion of their compensation. We make employer contributions, such as matching contributions, to certain of these plans. The Company also has a nonqualified deferred compensation plan that covers senior management in the U.S. This plan was amended and restated in May 2023 and provides Company contributions on behalf of certain eligible employees who earn base pay above the IRS annual compensation limit.

The following table provides the Company contributions to the Employee Savings Plans:

	Company Contributions					
	2024		**2023**		**2022**	
Millions of dollars	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**	**U.S.**	**Non-U.S.**
Employee Savings Plans	$ 60	$ 11	$ 57	$ 9	$ 53	$ 8

15. Incentive and Share-Based Compensation

We are authorized to grant RSUs, PSUs, stock options, and other cash and stock awards under our Long-Term Incentive Plan ("LTIP"). The Compensation and Talent Development Committee oversees our equity award grants, the type of awards, the required performance measures and the timing and duration of each grant. The maximum number of shares of our common stock reserved for issuance under the LTIP is 30,000,000 shares. After taking into consideration outstanding stock-settled awards and assuming a maximum payout for our PSU awards, there were 6,245,410 shares available for issuance as of December 31, 2024.

Total share-based compensation expense and the associated tax benefits are as follows:

	Year Ended December 31,		
Millions of dollars	**2024**	**2023**	**2022**
Compensation Expense:			
Restricted stock units	$ 60	$ 44	$ 33
Stock options	4	10	8
Performance share units	27	37	29
Total	$ 91	$ 91	$ 70
Tax Benefit:			
Restricted stock units	$ 14	$ 10	$ 8
Stock options	1	2	2
Performance share units	6	9	7
Total	$ 21	$ 21	$ 17

Restricted Stock Unit Awards—RSUs entitle the recipient to be paid out an equal number of ordinary shares upon vesting. Effective in 2024, RSU's will generally have a three-year vesting period and ratably vest in equal increments on the first, second and third anniversary of the grant date. Historically RSUs generally cliff vested on the third anniversary of the grant date.

The fair value of RSUs is based on the market price of the underlying stock on the date of grant. The weighted average grant date fair value for RSUs granted during the years ended December 31, 2024, 2023 and 2022 was $95.78, $93.93 and $96.14, respectively. The total fair value of RSUs vested and issued was $45 million, $30 million and $20 million during 2024, 2023 and 2022, respectively.

The following table summarizes RSU activity for the year:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (per share)
Outstanding at January 1, 2024	994	$ 96.67
Granted	785	95.78
Vested	(481)	98.95
Forfeited	(62)	99.32
Outstanding at December 31, 2024	1,236	$ 95.09

As of December 31, 2024, the unrecognized compensation cost related to RSUs was $51 million, which is expected to be recognized over a weighted average period of 1.28 years.

Stock Option Awards—Stock options allow employees the opportunity to purchase ordinary shares of stock in the future at an exercise price equal to the market price at the date of grant. No stock option awards were granted in 2024. Previous awards generally have a three-year vesting period that vests in equal increments on the first, second and third anniversary of the grant date and have a contractual term of ten years. None of the Stock options are designed to qualify as Incentive Stock Options as defined in Section 422 of the Internal Revenue Code.

The fair value of each Stock option is estimated on the date of grant using the Black-Scholes option valuation model. The principal assumptions utilized in valuing Stock options include the expected stock price volatility (based on our historical stock price volatility over the expected term); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of a United States Treasury zero coupon bond with a maturity equal to the expected term of the option).

The expected term of Stock options granted is estimated based on the weighted average of historical exercise patterns and the midpoint of the remaining expected life.

In 2022, our board of directors declared a special dividend of $5.20 per share to all shareholders as of June 6, 2022. Pursuant to the anti-dilutive provisions under the award agreement, the Compensation Committee authorized the reduction of the exercise price for all outstanding stock options in an amount equal to the special dividends per share. The reduction in exercise price of $5.20 per share for all outstanding stock options was intended to provide an equitable and proportionate adjustment to holders of stock options as a result of the Company's payment of the special dividend. These adjustments did not result in incremental expense.

The weighted average fair value of Stock options granted and the assumptions used in estimating those fair values are as follows:

	Year Ended December 31,	
	2023	2022
Weighted average fair value	$ 24.85	$ 24.27
Fair value assumptions:		
Dividend yield	5.0 %	4.3 %
Expected volatility	39.9-40.2%	39.1-40.7%
Risk-free interest rate	3.5-4.7%	1.9-4.2%
Weighted average expected term, in years	5.7	5.4

The following table summarizes Stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (millions of dollars)
Outstanding at January 1, 2024	2,644	$ 90.01		
Granted	—	—		
Exercised	(631)	84.98		
Forfeited	(29)	92.78		
Expired	(41)	99.87		
Outstanding at December 31, 2024	1,943	$ 91.40	5.1 years	$ —
Exercisable at December 31, 2024	1,555	$ 90.73	4.4 years	$ —

The aggregate intrinsic value of Stock options exercised during the years ended December 31, 2024, 2023 and 2022 was $10 million, $8 million and $6 million, respectively.

As of December 31, 2024, the unrecognized compensation cost related to Stock options was $2 million, which is expected to be recognized over a weighted average period of 1.0 year. During 2024, cash received from the exercise of Stock options was $52 million and the tax benefit associated with these exercises was $2 million.

Performance Share Units Awards —A target number of PSUs is granted to participants at the beginning of a three-year performance period. Final payout of awards, which can range from 0% to 200% of target shares granted, is determined and paid after the performance period. These awards are settled in shares of common stock, and each unit is equivalent to one share of our common stock.

The payout for PSUs granted will be equally based on Total Shareholder Return ("TSR") relative to our peers and a performance metric. The fair value of the portion of the award that vests based on TSR is estimated using a Monte-Carlo simulation. For the other portion of the award, the fair value is determined at the end of each reporting period based on our stock price and the number of shares expected to vest.

The weighted average fair value and the assumptions used in estimating those fair value using a Monte-Carlo simulation are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average fair value	$ 133.75	$ 128.95	$ 122.15
Fair value assumptions:			
Expected volatility of LyondellBasell N.V. common stock	28.60 %	38.04%	48.71%
Expected volatility of peer companies	24.68-43.42%	22.82-52.73%	23.12-61.28%
Average correlation coefficient of peer companies	0.56	0.52	0.59
Risk-free interest rate	4.47%	4.39%	1.69%

The following table summarizes PSU activity:

	Number of Units (in thousands)	Weighted Average Grant Date Fair Value (per share)	
Outstanding at January 1, 2024	853	$	116.39
Granted	716		108.56
Vested	(538)		117.39
Forfeited	(42)		100.95
Outstanding at December 31, 2024	989	$	101.94

The total fair value of PSUs vested during 2024 was $43 million paid out at 200% of target shares. As of December 31, 2024, the unrecognized compensation cost related to PSUs was $38 million, which is expected to be recognized over a weighted average period of 1.8 years.

16. Income Taxes

LyondellBasell Industries N.V. is tax resident in the United Kingdom pursuant to a mutual agreement procedure determination ruling between the Dutch and United Kingdom competent authorities and therefore subject solely to the United Kingdom corporate income tax system. LyondellBasell Industries N.V. has little or no taxable income of its own because, as a holding company, it does not conduct any operations. Through our subsidiaries, we have substantial operations world-wide. Taxes are paid on the earnings generated in various jurisdictions where our subsidiaries operate.

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments and is subject to taxes in the U.S. and non-U.S. jurisdictions. We monitor tax law changes and the potential impact to our results of operations. There continues to be increased attention on the tax practices of multinational companies, in particular in the U.S. and Europe where we operate. In 2020, the Organization for Economic Cooperation and Development released Pillar One and Two proposals focused on taxing rights and minimum taxes. The United Kingdom, as well as certain other jurisdictions in which we operate, enacted legislation implementing the Organization for Economic Cooperation and Development's Pillar Two Model Rules effective as of January 1, 2024. This legislation did not have a material impact on the Consolidated Financial Statements; however, we continue to assess and monitor legislative changes.

The significant components of the provision for income taxes are as follows:

Millions of dollars	Year Ended December 31,					
	2024		**2023**		**2022**	
Current:						
U.S. federal	$	430	$	261	$	250
Non-U.S.		198		160		205
State		49		37		58
Total current		677		458		513
Deferred:						
U.S. federal		(172)		77		369
Non-U.S.		(279)		(36)		(12)
State		14		2		12
Total deferred		(437)		43		369
Provision for income taxes before tax effects of other comprehensive income		240		501		882
Tax effects of elements of other comprehensive income:						
Pension and post-retirement liabilities		(1)		(36)		125
Financial derivatives		38		(29)		57
Foreign currency translation		44		(28)		59
Total income tax expense in comprehensive income	$	321	$	408	$	1,123

Since the proportion of U.S. revenues, assets, operating income and associated tax provisions is significantly greater than that of any other single taxing jurisdiction within the worldwide group, the reconciliation of the differences between the provision for income taxes and the statutory rate is presented on the basis of the U.S. statutory federal income tax rate of 21% as opposed to the United Kingdom statutory tax rate of 25%. Our effective income tax rate for the year ended December 31, 2024 is 15.0%.

Our effective income tax rate fluctuates based on, among other factors, changes in pre-tax income in countries with varying statutory tax rates, changes in valuation allowances, changes in foreign exchange gains/losses, the amount of exempt income, changes in unrecognized tax benefits associated with uncertain tax positions and changes in tax laws.

The following table reconciles the expected tax expense (benefit) at the U.S. statutory federal income tax rate to the total income tax provision as calculated:

		Year Ended December 31,				
Millions of dollars		**2024**		**2023**		**2022**
Income (loss) before income taxes:						
U.S.	$	1,685	$	1,958	$	3,289
Non-U.S.		(82)		669		1,487
Total	$	1,603	$	2,627	$	4,776
Income tax at U.S. statutory rate	$	337	$	552	$	1,003
Increase (reduction) resulting from:						
Non-U.S. income/(loss) taxed at different statutory rates		(102)		4		27
Return to accrual adjustments		(26)		(22)		16
State income taxes, net of federal benefit		57		33		60
Exempt income		(101)		(203)		(213)
Uncertain tax positions		18		21		(74)
Patent box ruling		—		(31)		—
Non-deductible impairment		28		62		14
Audit settlement		—		46		—
Foreign currency gain or loss		(27)		8		(6)
Cross border tax effects		19		14		12
Other, net		37		17		43
Income tax provision	$	240	$	501	$	882

Our exempt income primarily includes interest income, export incentives, and equity earnings of joint ventures. Interest income earned by certain of our subsidiaries through intercompany financings is taxed at rates substantially lower than the U.S. statutory rate. Export incentives relate to tax benefits derived from elections and structures available for U.S. exports. Equity earnings attributable to the earnings of our joint ventures, when paid through dividends to certain European subsidiaries, are exempt from all or portions of normal statutory income tax rates. We anticipate the continued favorable treatment for dividends, and export income based on current law. We are currently assessing the impact of new tax regulations released by the IRS during January 2025, which take effect in 2026. We will continue to review and monitor any additional guidance issued by the IRS.

The deferred tax effects of tax loss, credit and interest carryforwards ("tax attributes") and the tax effects of temporary differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements, reduced by a valuation allowance where appropriate, are presented below.

		December 31,		
Millions of dollars		**2024**		**2023**
Deferred tax liabilities:				
Accelerated tax depreciation	$	2,342	$	2,562
Investment in joint venture partnerships		455		486
Inventory		194		227
Operating lease assets		330		334
Other liabilities		78		134
Total deferred tax liabilities	$	3,399	$	3,743
Deferred tax assets:				
Tax attributes	$	420	$	307
Employee benefit plans		248		259
Operating lease liabilities		387		383
Other assets		203		182
Total deferred tax assets		1,258		1,131
Deferred tax asset valuation allowances		(135)		(78)
Net deferred tax assets		1,123		1,053
Net deferred tax liabilities	$	2,276	$	2,690

Balance sheet classification is presented in the following table:

		December 31,		
Millions of dollars		**2024**		**2023**
Deferred tax assets—long-term	$	259	$	196
Deferred tax liabilities—long-term		2,535		2,886
Net deferred tax liabilities	$	2,276	$	2,690

Deferred taxes on the unremitted earnings of certain equity joint ventures and subsidiaries of $57 million and $77 million at December 31, 2024 and 2023, respectively, have been provided. The Company intends to permanently reinvest approximately $600 million of our non-U.S. earnings. Repatriation of these earnings to the U.S. in the future could result in a tax impact of approximately $60 million.

At December 31, 2024 and 2023, we had total tax attributes available in the amount of $1,968 million and $1,438 million, respectively, for which a deferred tax asset was recognized at December 31, 2024 and 2023 of $420 million and $307 million, respectively.

The scheduled expiration of the tax attributes and the related deferred tax assets, before valuation allowance, as of December 31, 2024 are as follows:

Millions of dollars	Tax Attributes		Deferred Tax on Tax Attributes	
2025	$	22	$	1
2026		13		1
2027		19		4
2028		20		7
2029		15		3
Thereafter		549		53
Indefinite		1,330		351
Total	$	1,968	$	420

The tax attributes are primarily related to operations in the United States, Germany, United Kingdom, The Netherlands, and France. The related deferred tax assets by primary jurisdictions are shown below:

	December 31,					
Millions of dollars	2024		2023		2022	
United States	$	114	$	151	$	84
Germany		107		3		7
United Kingdom		105		91		45
The Netherlands		35		18		13
France		21		23	$	46
Other		38		21		15
Total	$	420	$	307	$	210

To fully realize these net deferred tax assets, we will need to generate sufficient future taxable income in the countries where these tax attributes exist during the periods in which the attributes can be utilized. Based upon forecasts of expected taxable income over the periods in which the attributes can be utilized and/or temporary differences are expected to reverse, management believes it is more likely than not that $285 million of these deferred tax assets at December 31, 2024 will be realized.

As of each reporting date, we consider the weight of all evidence, both positive and negative, to determine if a valuation allowance is necessary for each jurisdiction's net deferred tax assets. We place greater weight on historical evidence over future predictions of our ability to utilize net deferred tax assets. We consider future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, and taxable income in prior carry-back year(s) if carry-back is permitted under applicable law, as well as available prudent and feasible tax planning strategies that would, if necessary, be implemented to ensure realization of the net deferred tax asset.

A summary of the valuation allowances by primary jurisdiction is shown below, reflecting the valuation allowances for all the net deferred tax assets, including deferred tax assets for tax attributes and other temporary differences.

		December 31,				
Millions of dollars		**2024**		**2023**		**2022**
Germany	$	43	$	1	$	—
United Kingdom		30		30		29
United States		24		15		11
France		21		23		22
Other		17		9		4
Total	$	135	$	78	$	66

During 2024 and 2023, valuation allowance accruals did not have a material impact to our effective tax rate. The increase in valuation allowances from 2023 to 2024 was primarily due to attributes acquired during 2024 that required a full valuation allowance.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits included on our Consolidated Balance Sheet:

		Year Ended December 31,				
Millions of dollars		**2024**		**2023**		**2022**
Unrecognized tax benefit, beginning of period	$	288	$	271	$	327
Additions for tax positions of current year		14		37		22
Additions for tax positions of prior years		15		2		13
Reductions for tax positions of prior years		(15)		(22)		(91)
Settlements (payments/refunds)		(66)		—		—
Unrecognized tax benefit, end of period	$	236	$	288	$	271

The majority of the uncertain tax positions, if recognized, will affect the effective tax rate. During 2024 and 2023, our effective tax rate included tax expense of $18 million and $21 million, respectively, related to adjustments in uncertain tax position balances. During 2024, we entered into an audit settlement and released a related $66 million non-cash reserve related to this position. The settlement of this position did not affect the effective tax rate. During 2022, our effective tax rate included a net tax benefit of $74 million related to adjustments in uncertain tax position balances. The 2022 movement included a $91 million non-cash tax benefit to our effective tax rate as a reduction for tax positions of prior years.

It is reasonably possible that, within the next twelve months, due to the settlement of uncertain tax positions with various tax authorities and the expiration of statutes of limitations, unrecognized tax benefits could decrease by up to approximately $50 million.

We recognize interest associated with unrecognized tax benefits in income tax expense. Income tax expense includes interest and penalties of $15 million, $11 million and $1 million in 2024, 2023 and 2022, respectively. Accrued interest and penalties as of December 31, 2024, 2023 and 2022 were $67 million, $52 million, and $41 million, respectively.

We operate in multiple jurisdictions throughout the world, and our tax returns are periodically audited or subjected to review by tax authorities. We are currently under examination in a number of tax jurisdictions. As a result, there is an uncertainty in income taxes recognized in our financial statements. Positions challenged by the tax authorities may be settled or appealed by us.

A summary of the years open to examination in our primary jurisdictions is as follows:

Jurisdiction	Open Tax Years
France	2019 and later
Germany	2008 and later
Italy	2014 and later
The Netherlands	2019 and later
United Kingdom	2022 and later
United States	2014 and later

17. Commitments and Contingencies

Commitments—We have various purchase commitments for materials, supplies and services incidental to the ordinary conduct of business, generally for quantities required for our businesses and at prevailing market prices. These commitments are designed to ensure sources of supply and are not expected to be in excess of normal requirements. Additionally, we have capital expenditure commitments, which we incur in our normal course of business.

Financial Assurance Instruments—We have obtained letters of credit, performance and surety bonds and have issued financial and performance guarantees to support trade payables, potential liabilities and other obligations. Considering the frequency of claims made against the financial instruments we use to support our obligations, and the magnitude of those financial instruments in light of our current financial position, management does not expect that any claims against or draws on these instruments would have a material adverse effect on our Consolidated Financial Statements. We have not experienced any unmanageable difficulties in obtaining the required financial assurance instruments for our current operations.

Environmental Remediation—Accrued liabilities for future environmental remediation costs at current and former plant sites and other remediation sites totaled $140 million and $124 million as of December 31, 2024 and 2023, respectively. At December 31, 2024, the accrued liabilities for individual sites range from less than $1 million to $43 million. The remediation expenditures are expected to occur over a number of years and are not concentrated in any single year. In our opinion, it is reasonably possible that losses in excess of the liabilities recorded may have been incurred. However, we cannot estimate any amount or range of such possible additional losses. New information about sites, new technology or future developments, such as involvement in investigations by regulatory agencies, could require us to reassess our potential exposure related to environmental matters.

The following table summarizes the activity in our accrued environmental liability included in Accrued and other current liabilities and Other liabilities:

Millions of dollars	Year Ended December 31,			
	2024		2023	
Beginning balance	$	124	$	127
Changes in estimates		29		5
Amounts paid		(10)		(9)
Foreign exchange effects		(3)		1
Ending balance	$	140	$	124

Indemnification—We are parties to various indemnification arrangements, including arrangements entered into in connection with acquisitions, divestitures and the formation and dissolution of joint ventures. Pursuant to these arrangements, we provide indemnification to and/or receive indemnification from other parties in connection with liabilities that may arise in connection with the transactions and in connection with activities prior to completion of the transactions. These indemnification arrangements typically include provisions pertaining to third-party claims relating to environmental and tax matters, as well as various types of litigation. As of December 31, 2024, we had not accrued any significant amounts for our indemnification obligations, and we are not aware of other circumstances that would likely lead to significant future indemnification obligations. We cannot determine with certainty the potential amount of future payments under the indemnification arrangements until events arise that would trigger a liability under the arrangements.

As part of our technology licensing contracts, we give indemnifications to our licensees for liabilities arising from possible patent infringement claims with respect to certain proprietary licensed technologies. Such indemnifications have a stated maximum amount and generally cover a period of 5 to 10 years.

Legal Proceedings—We are subject to various lawsuits and claims, including but not limited to, matters involving contract disputes, tort claims, and regulatory disputes alleging environmental damages, personal injury and/or property damage, some of which are covered by insurance. We vigorously defend ourselves and prosecute these matters as appropriate.

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor legal proceedings in which we are a party. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial, mediation or other resolution. We regularly assess the adequacy of legal accruals based on our professional judgment, experience and the information available regarding our cases.

Based on consideration of all relevant facts and circumstances, we do not believe the ultimate outcome of any currently pending lawsuit or claim against us will have a material adverse effect upon our operations, financial condition or Consolidated Financial Statements.

18. Shareholders' Equity and Redeemable Non-controlling Interests

Shareholders' Equity

Dividend Distributions—The following table summarizes the dividends paid to common shareholders in the periods presented:

Millions of dollars, except per share amounts	Dividend Per Ordinary Share		Aggregate Dividends Paid		Date of Record
For the year 2024:					
March	$	1.25	$	408	March 4, 2024
June		1.34		438	June 3, 2024
September		1.34		437	August 26, 2024
December		1.34		437	December 2, 2024
	$	5.27	$	1,720	
For the year 2023:					
March	$	1.19	$	389	March 6, 2023
June		1.25		408	May 30, 2023
September		1.25		407	August 28, 2023
December		1.25		406	November 27, 2023
	$	4.94	$	1,610	

Share Repurchase Authorization—In May 2024, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 24, 2025 ("2024 Share Repurchase Authorization"), which superseded any prior repurchase authorizations. The timing and amount of these repurchases, which are determined based on our evaluation of market conditions and other factors, may be executed from time to time through open market or privately negotiated transactions. The repurchased shares, which are recorded at cost, are classified as Treasury stock and may be retired or used for general corporate purposes, including for various employee benefit and compensation plans.

In May 2023, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares, through November 19, 2024 ("2023 Share Repurchase Authorization"), which superseded any prior repurchase authorizations.

In May 2022, our shareholders approved a proposal to authorize us to repurchase up to 34.0 million ordinary shares through November 27, 2023 ("2022 Share Repurchase Authorization"), which superseded our prior repurchase authorizations.

The following table summarizes our share repurchase activity for the periods presented:

Millions of dollars, except shares and per share amounts	Shares Repurchased	Average Purchase Price		Total Purchase Price, Including Commissions and Fees	
For the year 2024:					
2024 Share Repurchase Authorization	2,236,348	$	88.42	$	198
	2,236,348	$	88.42	$	198
For the year 2023:					
2022 Share Repurchase Authorization	1,365,898	$	88.98	$	122
2023 Share Repurchase Authorization	983,309		90.99		89
	2,349,207	$	89.82	$	211
For the year 2022:					
2021 Share Repurchase Authorization	2,111,538	$	97.72	$	206
2022 Share Repurchase Authorization	2,286,216		87.50		200
	4,397,754	$	92.41	$	406

Total cash paid for share repurchases for the years ended December 31, 2024, 2023 and 2022 was $195 million, $211 million and $420 million, respectively. Cash payments made during the reporting period may differ from the total purchase price, including commissions and fees, due to the timing of payments.

Ordinary Shares—The changes in the outstanding amounts of ordinary shares are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Ordinary shares outstanding:			
Beginning balance	324,483,402	325,723,567	329,536,389
Share-based compensation	1,278,115	793,984	291,104
Employee stock purchase plan	364,663	315,058	293,828
Purchase of ordinary shares	(2,236,348)	(2,349,207)	(4,397,754)
Ending balance	323,889,832	324,483,402	325,723,567

Treasury Shares—The changes in the amounts of treasury shares held by the Company are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Ordinary shares held as treasury shares:			
Beginning balance	15,939,096	14,698,931	10,675,605
Share-based compensation	(1,278,115)	(793,984)	(291,104)
Employee stock purchase plan	(364,663)	(315,058)	(83,324)
Purchase of ordinary shares	2,236,348	2,349,207	4,397,754
Ending balance	16,532,666	15,939,096	14,698,931

Accumulated Other Comprehensive Loss—The components of, and after-tax changes in, Accumulated other comprehensive loss as of and for the years ended December 31, 2024, 2023 and 2022 are presented in the following table:

Millions of dollars	Financial Derivatives	Defined Benefit Pension and Other Post-retirement Benefit Plans	Foreign Currency Translation Adjustments	Total
Balance, December 31, 2021	$ (354)	$ (528)	$ (921)	$ (1,803)
Other comprehensive income (loss) before reclassifications	393	342	(64)	671
Tax expense before reclassifications	(86)	(95)	(59)	(240)
Amounts reclassified from accumulated other comprehensive loss	(128)	128	—	—
Tax benefit (expense)	29	(29)	—	—
Net other comprehensive income (loss)	208	346	(123)	431
Balance, December 31, 2022	$ (146)	$ (182)	$ (1,044)	$ (1,372)
Other comprehensive (loss) income before reclassifications	$ (178)	$ (142)	$ 45	$ (275)
Tax benefit before reclassifications	47	38	28	113
Amounts reclassified from accumulated other comprehensive loss	69	9	—	78
Tax expense	(18)	(2)	—	(20)
Net other comprehensive (loss) income	(80)	(97)	73	(104)
Balance, December 31, 2023	$ (226)	$ (279)	$ (971)	$ (1,476)
Other comprehensive income (loss) before reclassifications	$ 51	$ (21)	$ (125)	$ (95)
Tax (expense) benefit before reclassifications	(13)	5	(44)	(52)
Amounts reclassified from accumulated other comprehensive loss	102	18	—	120
Tax expense	(25)	(4)	—	(29)
Net other comprehensive income (loss)	115	(2)	(169)	(56)
Balance, December 31, 2024	$ (111)	$ (281)	$ (1,140)	$ (1,532)

The amounts reclassified out of each component of Accumulated other comprehensive loss are as follows:

	Year Ended December 31,			Affected Line Items on the
Millions of dollars	**2024**	**2023**	**2022**	**Consolidated Statements of Income**
Reclassification adjustments for:				
Financial derivatives:				
Commodities	$ 4	$ —	$ —	Sales and other operating expenses
Commodities	129	33	(59)	Cost of sales
Foreign currency	(35)	31	(75)	Interest expense
Interest rates	4	5	6	Interest expense
Income tax (expense) benefit	(25)	(18)	29	Provision for income taxes
Financial derivatives, net of tax	77	51	(99)	
Amortization of defined pension items:				
Settlement loss	—	—	103	Other income (expense), net
Actuarial loss	15	6	22	Other income (expense), net
Prior service cost	3	3	3	Other income (expense), net
Income tax expense	(4)	(2)	(29)	Provision for income taxes
Defined pension items, net of tax	14	7	99	
Total reclassifications, before tax	120	78	—	
Income tax expense	(29)	(20)	—	Provision for income taxes
Total reclassifications, after tax	$ 91	$ 58	$ —	Amount included in net income

Amortization of defined pension items are included in the computation of net periodic pension and other post-retirement benefit costs, see Note 14 to the Consolidated Financial Statements.

Redeemable Non-controlling Interests

As of December 31, 2024 and 2023, we had 113,053 and 113,075 shares of redeemable non-controlling interest stock outstanding, respectively. During the years ended December 31, 2024 and 2023, 22 and 396 shares, respectively, were redeemed for less than $1 million in each year. During the year ended December 31, 2022, 1,903 shares were redeemed for approximately $2 million.

In February, May, August and November 2024, we paid cash dividends of $15.00 per share to our redeemable non-controlling interest stock shareholders of record as of January 15, 2024, April 15, 2024, July 15, 2024, and October 15, 2024, respectively. In 2024, 2023 and 2022, these dividends were $7 million for each year.

19. Per Share Data

Basic earnings per share is based upon the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share includes the effect of certain stock option and other equity-based compensation awards. Our unvested restricted stock units contain non-forfeitable rights to dividend equivalents and are considered participating securities. We calculate basic and diluted earnings per share under the two-class method.

Earnings per share data is as follows:

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
Millions of dollars	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations	Continuing Operations	Discontinued Operations
Net income (loss)	$ 1,363	$ 4	$ 2,126	$ (5)	$ 3,894	$ (5)
Dividends on redeemable non-controlling interests	(7)	—	(7)	—	(7)	—
Net income attributable to participating securities	(6)	—	(7)	—	(10)	—
Net income (loss) attributable to ordinary shareholders—basic and diluted	$ 1,350	$ 4	$ 2,112	$ (5)	$ 3,877	$ (5)
Millions of shares, except per share amounts						
Basic weighted average common stock outstanding	325	325	325	325	327	327
Effect of dilutive securities	1	1	1	1	1	1
Potential dilutive shares	326	326	326	326	328	328
Earnings (loss) per share:						
Basic	$ 4.15	$ 0.01	$ 6.50	$ (0.02)	$ 11.86	$ (0.02)
Diluted	$ 4.14	$ 0.01	$ 6.48	$ (0.02)	$ 11.83	$ (0.02)

20. Segment and Related Information

Our operations are managed by senior executives who report to our Chief Executive Officer, the chief operating decision maker. Discrete financial information is available for each of the segments. The Chief Executive Officer uses EBITDA as the primary measure for reviewing the profitability of our segments and allocating resources to the segments. We define EBITDA as earnings from continuing operations before interest, income taxes, and depreciation and amortization.

The activities of each of our segments from which they earn revenues and incur expenses are described below:

- *Olefins and Polyolefins-Americas* ("O&P-Americas"). Our O&P-Americas segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Olefins and Polyolefins-Europe, Asia, International* ("O&P-EAI"). Our O&P-EAI segment produces and markets olefins and co-products, polyethylene and polypropylene.

- *Intermediates and Derivatives* ("I&D"). Our I&D segment produces and markets propylene oxide and its derivatives, oxyfuels and related products, and intermediate chemicals such as styrene monomer and acetyls.

- *Advanced Polymer Solutions* ("APS"). Our APS segment produces and markets compounding and solutions, such as polypropylene compounds, engineered plastics, masterbatches, engineered composites, colors and powders.

- *Refining*. Our Refining segment refines heavy, high-sulfur crude oil and other crude oils of varied types and sources available on the U.S. Gulf Coast into refined products, including gasoline and distillates.

- *Technology*. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.

"Other" includes intersegment eliminations and items that are not directly related or allocated to business operations, such as foreign exchange gains or losses and components of pension and other post-retirement benefit costs other than service costs. Sales between segments are made at prices approximating prevailing market prices.

Summarized financial information concerning reportable segments is shown in the following tables for the periods presented:

	Year Ended December 31, 2024							
Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Other	Total
Sales and other operating revenues:								
Customers	$ 7,619	$ 10,188	$10,219	$ 3,616	$ 8,080	$ 580	$ —	$40,302
Intersegment	3,914	679	205	18	479	91	(5,386)	—
	11,533	10,867	10,424	3,634	8,559	671	(5,386)	40,302
Less:								
Cost of sales	9,261	10,529	9,208	3,271	8,639	211	(5,381)	35,738
Impairments	—	892	2	55	—	—	—	949
(Income) loss from equity investments	(13)	217	13	—	—	—	—	217
Gain on sale of business	—	—	(284)	—	—	—	—	(284)
Other items	459	440	222	344	130	123	30	1,748
Add:								
Depreciation and amortization expense	619	220	401	90	150	42	—	1,522
EBITDA	$ 2,445	$ (991)	$ 1,664	$ 54	$ (60)	$ 379	$ (35)	$ 3,456
Capital expenditures	$ 635	$ 525	$ 445	$ 105	$ 31	$ 95	$ 3	$ 1,839

Millions of dollars		Year Ended December 31, 2023							
		O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Other	Total
Sales and other operating revenues:									
Customers	$	6,967	$ 9,822	$10,875	$ 3,686	$ 9,179	$ 578	$ —	$ 41,107
Intersegment		4,313	657	211	12	535	85	(5,813)	—
		11,280	10,479	11,086	3,698	9,714	663	(5,813)	41,107
Less:									
Cost of sales		9,146	10,165	9,383	3,393	9,357	210	(5,805)	35,849
Impairments		25	38	192	252	11	—	—	518
(Income) loss from equity investments		(49)	55	13	1	—	—	—	20
Other items		442	437	262	312	125	119	48	1,745
Add:									
Depreciation and amortization expense		587	207	443	98	158	41	—	1,534
EBITDA	$	2,303	$ (9)	$ 1,679	$ (162)	$ 379	$ 375	$ (56)	$ 4,509
Capital expenditures	$	480	$ 273	$ 590	$ 75	$ 32	$ 69	$ 12	$ 1,531

Millions of dollars		Year Ended December 31, 2022							
		O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Other	Total
Sales and other operating revenues:									
Customers	$	9,420	$12,568	$12,703	$ 4,197	$ 10,975	$ 588	$ —	$ 50,451
Intersegment		5,060	887	247	5	918	105	(7,222)	—
		14,480	13,455	12,950	4,202	11,893	693	(7,222)	50,451
Less:									
Cost of sales		11,953	12,943	11,135	3,901	10,883	242	(7,210)	43,847
Impairments		—	69	—	—	—	—	—	69
(Income) loss from equity investments		(98)	68	25	—	—	—	—	(5)
Other items		351	368	250	281	128	124	4	1,506
Add:									
Depreciation and amortization expense		591	171	332	95	39	39	—	1,267
EBITDA	$	2,865	$ 178	$ 1,872	$ 115	$ 921	$ 366	$ (16)	$ 6,301
Capital expenditures	$	383	$ 349	$ 940	$ 60	$ 53	$ 98	$ 7	$ 1,890

Other items include Selling, general and administrative expenses, Research and development expenses, and Other income (expense), net.

A reconciliation of EBITDA to Income from continuing operations before income taxes is shown in the following table for each of the periods presented:

		Year Ended December 31,	
Millions of dollars	2024	2023	2022
EBITDA:			
Total segment EBITDA	$ 3,491	$ 4,565	$ 6,317
Other EBITDA	(35)	(56)	(16)
Less:			
Depreciation and amortization expense	(1,522)	(1,534)	(1,267)
Interest expense	(481)	(477)	(287)
Add:			
Interest income	150	129	29
Income from continuing operations before income taxes	$ 1,603	$ 2,627	$ 4,776

The following assets are summarized and reconciled to consolidated totals in the following table:

Millions of dollars	O&P - Americas	O&P - EAI	I&D	APS	Refining	Technology	Total
December 31, 2024							
Property, plant and equipment, net	$ 6,592	$ 1,553	$ 5,670	$ 655	$ —	$ 596	$ 15,066
Equity investments	2,011	1,732	377	1	—	—	4,121
Goodwill	472	355	209	517	—	8	1,561
December 31, 2023							
Property, plant and equipment, net	$ 6,441	$ 2,139	$ 5,654	$ 678	$ 122	$ 513	$ 15,547
Equity investments	2,049	1,513	343	2	—	—	3,907
Goodwill	477	380	215	567	—	8	1,647

Long-lived assets include Property, plant and equipment, net, Intangible assets, net and Equity investments, see Notes 7 and 8 to the Consolidated Financial Statements. The following long-lived assets data is based upon the location of the assets:

	December 31,	
Millions of dollars	2024	2023
Long-lived assets:		
United States	$ 14,456	$ 14,334
Germany	1,691	1,593
The Netherlands	784	879
Italy	399	389
Mexico	257	281
France	171	731
China	124	375
Other	1,882	1,513
Total	$ 19,764	$ 20,095

Disposition of Ethylene Oxide & Derivatives ("EO&D") Business—In May 2024, we sold our U.S. Gulf Coast-based EO&D business along with the production facilities located in Bayport, TX. The EO&D business was included in our I&D segment. In connection with the sale, we received cash proceeds of $689 million and recognized a pre-tax gain of $284 million in 2024.

Houston Refinery Operations—In 2022 we announced our plan to exit the refining business as it was determined to be the best strategic and financial path forward for the Company. We commenced shutdown activities in January 2025 and anticipate our refinery exit will be substantially completed in the first quarter of 2025.

Costs incurred for the planned exit from the refinery business are as follows:

	Year Ended December 31,			Cumulative December 31,
Millions of dollars	**2024**	**2023**	**2022**	**2024**
Accelerated lease amortization costs	$ 38	$ 110	$ 91	$ 239
Personnel costs	35	76	64	175
Asset retirement obligation accretion	8	9	2	19
Asset retirement cost depreciation	80	139	30	249
Other charges	18	—	—	18
Refinery exit costs	$ 179	$ 334	$ 187	$ 700

As of December 31, 2024, cumulative refinery exit costs were $700 million. We expect to incur an additional $70 million in subsequent periods, primarily due to the accretion of liabilities recorded for asset retirement obligations. We estimate that over half of these remaining costs will be incurred in 2025, with the remainder incurred over the next four years.

Impairments—In 2024, we recorded impairments totaling $949 million. This amount includes charges related to the impairment of assets in our O&P-EAI and APS segments of $892 million and $55 million, respectively. Impairment charges included in our O&P-EAI segment relate to assets included in our European strategic review and a Chinese joint venture of $837 million and $52 million, respectively. These impairment charges reflect challenging market conditions in these regions. Impairments included in our APS segment includes an impairment charge of $55 million driven by unfavorable market conditions which resulted in the loss of customers in our APS specialty powders business unit. In 2023, we recorded a non-cash impairment charge of $192 million related to our European PO Joint Venture, which is included in the operating results for our I&D segment. See Notes 7 and 8 to the Consolidated Financial Statements for additional information.

Segment Structure Changes and Related Goodwill Impairment—Effective January 1, 2023, our *Catalloy* and polybutene-1 businesses were moved from our APS segment and reintegrated into our O&P-Americas and O&P-EAI segments. In connection with this change, we recognized a non-cash goodwill impairment charge of $252 million in our APS segment. See Note 7 to the Consolidated Financial Statements for additional information regarding the impairment charge.

Disposition of Australian Facility—In the second quarter of 2022 we sold our ownership interest in our PP manufacturing facility located in Geelong, Australia, LyondellBasell Australia (Holdings) Pty Ltd, for consideration of $38 million. In connection with this sale, we assessed the assets of the disposal group for impairment and determined that the carrying value exceeded the fair value less costs to sell. As a result, we recognized a non-cash impairment charge in the second quarter of 2022 of $69 million in the operating results of our O&P-EAI segment. The fair value measurement for the disposal group was based on expected consideration and classified as Level 3 within the fair value hierarchy. The charge is reflected as Impairments in the Consolidated Statements of Income.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Effectiveness of Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer) has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including ensuring that such information is accumulated and communicated to management (including the principal executive and financial officers) as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

Management's report on our internal control over financial reporting can be found in Item 8, *Financial Statements and Supplementary Data,* of this report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in our fourth fiscal quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended December 31, 2024, none of our Section 16 officers or directors adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10.   Directors, Executive Officers and Corporate Governance.

We have a Code of Conduct for all employees and directors, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We also have a Financial Code of Ethics specifically for our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted copies of these codes on the "Corporate Governance" section of our website at www.LyondellBasell.com (within the Investor Relations section). Any waivers of the codes must be approved, in advance, by our Board of Directors. Any amendments to, or waivers from, the codes that apply to our executive officers and directors will be posted on the "Corporate Governance" section of our website.

Information regarding our executive officers is reported under the caption "Information about our Executive Officers" in Part I of this report, which is incorporated herein by reference.

All other information required by this Item will be included in our Proxy Statement relating to our 2025 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 11.   Executive Compensation.

All information required by this Item will be included in our Proxy Statement relating to our 2025 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

All information required by this Item will be included in our Proxy Statement relating to our 2025 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

All information required by this Item will be included in our Proxy Statement relating to our 2025 Annual General Meeting of Shareholders and is incorporated herein by reference.*

Item 14.   Principal Accounting Fees and Services.

All information required by this Item will be included in our Proxy Statement relating to our 2025 Annual General Meeting of Shareholders and is incorporated herein by reference.*

* *Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2025 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.*

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) *Consolidated Financial Statements:* The financial statements and supplementary information listed in the Index to Financial Statements, included in Item 8.

(a) (2) *Consolidated Financial Statement Schedules:* Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(b)   Exhibits:

Exhibit Number	Description
3	Articles of Association of LyondellBasell Industries N.V., as amended on June 1, 2018 (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed with the SEC on June 5, 2018)
4.1*	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.2	Specimen certificate for Class A ordinary shares, par value €0.04 per share, of LyondellBasell Industries N.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K filed with the SEC on February 16, 2016)
4.3	Registration Rights Agreement by and among LyondellBasell Industries N.V. and the Holders (as defined therein), dated as of April 30, 2010 (incorporated by reference to Exhibit 4.7 to Amendment No. 2 to Form 10 filed with the SEC on July 26, 2010)
4.4	Second Amended and Restated Nomination Agreement, dated June 1, 2018, between AI International Chemicals S.à R.L. and LyondellBasell Industries N.V. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed with the SEC on June 5, 2018)
4.5	Indenture, between LyondellBasell Industries N.V. as Company and Computershare Trust Company, N.A., as Trustee (as successor to Wells Fargo Bank, National Association), dated as of March 5, 2015 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 5, 2015)
4.6	Officer's Certificate of LyondellBasell Industries, N.V. relating to the 4.625% Senior Notes due 2055, dated as of March 5, 2015 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 5, 2015)
4.7	Form of LyondellBasell Industries N.V.'s 4.625% Senior Notes due 2055 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on March 5, 2015 and included in Exhibit 4.2 thereto)
4.8	Indenture, among LYB International Finance B.V., as issuer, LyondellBasell Industries N.V., as guarantor, and Computershare Trust Company, N.A., as Trustee (as successor to Wells Fargo Bank, National Association), dated as of July 16, 2013 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed with the SEC on July 16, 2013)
4.9	Officer's Certificate of LYB International Finance B.V. relating to the 5.250% Guaranteed Notes due 2043, dated as of July 16, 2013 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on July 16, 2013)
4.10	Form of LYB International Finance B.V.'s 5.250% Guaranteed Notes due 2043 (incorporated by reference to Exhibit 4.3 to our Form 8-K filed with the SEC on July 16, 2013)

Exhibit Number	Description
4.11	Officer's Certificate of LYB International Finance B.V. relating to the 4.875% Guaranteed Notes due 2044, dated as of February 28, 2014 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on February 28. 2014)
4.12	Form of LYB International Finance B.V.'s 4.875% Guaranteed Notes due 2044 (incorporated by reference to Exhibit 4.2 to our Form 8-K filed with the SEC on February 28. 2014)
4.13	Indenture, among LYB International Finance II B.V., as Issuer, LyondellBasell Industries N.V., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of March 2, 2016 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on March 2, 2016)
4.14	Officer's Certificate of LYB International Finance II B.V. relating to the 3.500% Guaranteed Notes due 2027, dated as of March 2, 2017 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 2, 2017)
4.15	Form of LYB International Finance II B.V.'s 3.500% Guaranteed Notes due 2027 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on March 2, 2017 and included in Exhibit A thereto)
4.16	Supplemental Indenture, among LYB International Finance II B.V., as Issuer, LyondellBasell Industries N.V., as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee, dated as of September 17, 2019 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.17	Form of LYB International Finance II B.V.'s 0.875% Guaranteed Notes due 2026 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.18	Form of LYB International Finance II B.V.'s 1.625% Guaranteed Notes due 2031 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 17, 2019)
4.19	Indenture, among LYB International Finance III, LLC, as Issuer, LyondellBasell Industries N.V., as Guarantor, and Computershare Trust Company, N.A., as Trustee (as successor to Wells Fargo Bank, National Association), dated as of October 10, 2019 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.20	Officer's Certificate of LYB International Finance III, LLC relating to the 4.200% Guaranteed Notes due 2049, dated as of October 10, 2019 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.21	Form of LYB International Finance III, LLC's 4.200% Guaranteed Notes due 2049 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 10, 2019)
4.22	Officer's Certificate of LYB International Finance III, LLC relating to the 3.375% Guaranteed Notes due 2030, and 4.200% Guaranteed Notes due 2050 dated as of April 20, 2020 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.23	Form of LYB International Finance III, LLC's 3.375% Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)
4.24	Form of LYB International Finance III, LLC's 4.200% Guaranteed Notes due 2050 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on April 21, 2020)

Exhibit Number	Description
4.25	Officer's Certificate of LYB International Finance III, LLC relating to the 1.250% Guaranteed Notes due 2025, 2.250% Guaranteed Notes due 2030, 3.375% Guaranteed Notes due 2040, 3.625% Guaranteed Notes due 2051, and 3.800% Guaranteed Notes due 2060, dated as of October 8, 2020 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.26	Form of LYB International Finance III, LLC's 1.250% Guaranteed Notes due 2025 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.27	Form of LYB International Finance III, LLC's 2.250% Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.28	Form of LYB International Finance III, LLC's 3.375% Guaranteed Notes due 2040 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.29	Form of LYB International Finance III, LLC's 3.625% Guaranteed Notes due 2051 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.30	Form of LYB International Finance III, LLC's 3.800% Guaranteed Notes due 2060 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
4.31	Supplemental Indenture, among LYB International Finance III, LLC, as Issuer, LyondellBasell Industries N.V., as Guarantor, Computershare Trust Company, N.A., as Base Trustee (as successor to Wells Fargo Bank, National Association) and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of May 17, 2023 (incorporated by reference to Exhibit 4.44 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-261639) filed with the SEC on May 17, 2023)
4.32	Officer's Certificate of LYB International Finance III, LLC relating to the 5.625% Guaranteed Notes due 2033, dated as of May 19, 2023 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 19, 2023)
4.33	Form of LYB International Finance III, LLC's 5.625% Guaranteed Notes due 2033 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on May 19, 2023)
4.34	Officer's Certificate of LYB International Finance III, LLC relating to the 5.500% Guaranteed Notes due 2034, dated as of February 28, 2024 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on February 28, 2024)
4.35	Form of LYB International Finance III, LLC's 5.500% Guaranteed Notes due 2034 (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on February 28, 2024)
10.1+	Offer Letter dated December 8, 2021 between Peter Vanacker and LyondellBasell Industries N.V. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 13, 2021)
10.2+	Offer Letter dated October 10, 2019 between Michael McMurray and Lyondell Chemical Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 15, 2019)
10.3+	Offer Letter dated May 17, 2019 between Torkel Rhenman and Lyondell Chemical Company (incorporated by reference to Exhibit 10.7 of our Annual Report on Form 10-K filed with the SEC on February 20, 2020)
10.4+	Letter to Torkel Rhenman dated July 22, 2020 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on October 30, 2020)

Exhibit Number	Description
10.5+	Appointment Letter for Torkel Rhenman dated September 27, 2022 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2022)
10.6+	LyondellBasell Industries N.V. U.S. Senior Management Deferral Plan, as Amended and Restated as of May 18, 2023 (incorporated by reference to Exhibit 10.9 of our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
10.7+	LyondellBasell Executive Severance Plan, Amended & Restated, effective as of November 17, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 17, 2023)
10.8+*	Form of LyondellBasell Executive Severance Plan Participation Agreement
10.9+	Form of Officer and Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed with the SEC on February 21, 2019)
10.10+	LyondellBasell Industries Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 28, 2021)
10.11+	2023 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K filed with the SEC on February 23, 2023)
10.12+	2023 Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K filed with the SEC on February 23, 2023)
10.13+	2023 Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.24 of our Annual Report on Form 10-K filed with the SEC on February 23, 2023)
10.14+	2024 Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.19 of our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
10.15+	2024 Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
10.16+*	2025 Form of Restricted Stock Unit Award Agreement
10.17+*	2025 Form of Performance Share Unit Award Agreement
10.18+	Form of Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q filed with the SEC on July 31, 2020)
10.19	Third Amended and Restated Credit Agreement, dated July 17, 2024, among LyondellBasell Industries N.V. and LYB Americas Finance Company LLC, as Borrowers, the various institutions from time to time party thereto as Lenders and L/C Issuers, Citibank, N.A., as Administrative Agent, and Wells Fargo Bank, National Association, as Syndication Agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 18, 2024)
10.20	Receivables Purchase Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, as initial servicer, and LYB Receivables LLC, as seller, PNC National Association, as Administrator and LC Bank, certain conduit purchasers, committed purchasers, LC participants and purchaser agents that are parties thereto from time to time (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 14, 2012)

Exhibit Number	Description
10.21	Second Amendment to Receivables Purchase Agreement, dated August 26, 2015, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed with the SEC on August 28, 2015)
10.22	Third Amendment to Receivables Purchase Agreement, dated July 24, 2018, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 27, 2018)
10.23	Fourth Amendment to Receivables Purchase Agreement, dated as of June 30, 2021, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on July 2, 2021)
10.24	Fifth Amendment to Receivables Purchase Agreement, dated as of May 31, 2023, among LYB Receivables LLC, as seller, Lyondell Chemical Company, as servicer, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023)
10.25	Sixth Amendment to Receivables Purchase Agreement, dated as of May 29, 2024, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 30, 2024)
10.26	Acknowledgement of Amendment to Receivables Purchase Agreement, dated April 14, 2020, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed with the SEC on April 15, 2020)
10.27	Acknowledgement of Amendment to Receivables Purchase Agreement, dated October 8, 2020, among Lyondell Chemical Company, as servicer, LYB Receivables LLC, as seller, the conduit purchasers, related committed purchasers, LC participants and purchaser agents party thereto, the other parties thereto and Mizuho Bank, Ltd., as Administrator and LC Bank (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on October 8, 2020)
10.28	Purchase and Sale Agreement, dated September 11, 2012, by and among Lyondell Chemical Company, Equistar Chemicals, LP and LyondellBasell Acetyls, LLC, the other originators from time to time parties thereto, Lyondell Chemical Company, as initial servicer and LYB Receivables LLC, as buyer (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 14, 2012)
19*	Policy Prohibiting Insider Trading
21*	List of subsidiaries of the registrant
23*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

Exhibit Number	Description
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32**	Certifications pursuant to 18 U.S.C. Section 1350
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K filed with the SEC on February 22, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Schema Document
101.CAL*	Inline XBRL Calculation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
101.LAB*	Inline XBRL Labels Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

+   Management contract or compensatory plan, contract or arrangement.
*   Filed herewith.
**   Furnished herewith.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYONDELLBASELL INDUSTRIES N.V.

Date: February 27, 2025

/s/Peter Vanacker

Name: Peter Vanacker
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter Vanacker **Peter Vanacker**	Chief Executive Officer and Director (*Principal Executive Officer*)	February 27, 2025
/s/ Michael C. McMurray **Michael C. McMurray**	Executive Vice President and Chief Financial Officer (*Principal Financial Officer*)	February 27, 2025
/s/ Chukwuemeka A. Oyolu **Chukwuemeka A. Oyolu**	Senior Vice President, Chief Accounting Officer & Investor Relations (*Principal Accounting Officer*)	February 27, 2025
/s/ Jacques Aigrain **Jacques Aigrain**	Chair of the Board and Director	February 27, 2025
/s/ Lincoln Benet **Lincoln Benet**	Director	February 27, 2025
/s/ Robin W.T. Buchanan **Robin W.T. Buchanan**	Director	February 27, 2025
/s/ Anthony R. Chase **Anthony R. Chase**	Director	February 27, 2025
/s/ Robert W. Dudley **Robert W. Dudley**	Director	February 27, 2025
/s/ Claire S. Farley **Claire S. Farley**	Director	February 27, 2025
/s/ Rita Griffin **Rita Griffin**	Director	February 27, 2025
/s/ Michael S. Hanley **Michael S. Hanley**	Director	February 27, 2025
/s/ Virginia A. Kamsky **Virginia A. Kamsky**	Director	February 27, 2025
/s/ Bridget Karlin **Bridget Karlin**	Director	February 27, 2025
/s/ Albert J. Manifold **Albert J. Manifold**	Director	February 27, 2025

Shareholder Information

Stock Exchange

LyondellBasell's common stock is listed on the New York Stock Exchange under the symbol LYB.

Website

Shareholders and other interested parties can learn about LyondellBasell by visiting www.lyb.com.

Investor Relations Contact

David Kinney +1 713 309 7141

Corporate Governance

LyondellBasell's Corporate Governance Guidelines and related materials are available by selecting "Investors," then "Governance," then "Corporate Governance Documents" on our website at www.lyb.com.

Online Annual Report

LyondellBasell's Annual Report is available by selecting "Investors," then "Financials," then "Annual Reports" on our website at www.lyb.com.

Registrar and Transfer Agent

Computershare Trust Company, N.A.

Mail

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
United States of America

Overnight Delivery

Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021
United States of America

+1 877 456 7920 (U.S. Toll-Free)
+1 781 575 4337 (U.S. Toll/International)
www-us.computershare.com/Investor

Cautionary Statement

Certain disclosures in this annual report may be considered "forward-looking statements." These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" on page 2 of LyondellBasell's Form 10-K for the fiscal year ended December 31, 2024, should be read in conjunction with such statements.



London

4th Floor, One Vine Street
London W1J 0AH
United Kingdom
Tel: +44 207 220 2600

Houston

2800 Post Oak Blvd., Suite 5100
Houston, TX 77056
Tel: +1 713 309 7200

Rotterdam

Delftseplein 27E
3013 AA Rotterdam
Netherlands
Tel: +31 10 275 5500

www.lyb.com